As filed with the Securities and Exchange Commission on June 22, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

First Commonwealth Financial Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	6021	25-1428528
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Old Courthouse Square

22 North Sixth Street

Indiana, PA 15701

(724) 349-7220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John J. Dolan

Chief Financial Officer

22 North Sixth Street

Indiana, Pennsylvania 15701

(724) 349-7220

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Andrew L. Blair, Jr., Esq. Matthew C. Tomb, Esq. Sherman & Howard L.L.C. 633 Seventeenth Street, Suite 3000 Denver, Colorado 80202 (303) 297-2900	Philip Ross Bevan, Esq. Elias Matz Tiernan & Herrick L.L.P. 734 15th Street, N.W., 12th Floor Washington, D.C. 20005 (202) 347-0300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement and upon the consummation of the transaction described in the Prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price (1)	Amount of registration fee (1)
Common stock, $1.00 par value	N/A	$28.25	$41,032,234	$4,391

(1)	Estimated solely for the purpose of calculating the registration fee. In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares is not set forth herein. Pursuant to Rule 457(o), the registration fee has been computed on the basis of the maximum aggregate offering price of the shares of the Registrant’s common stock expected to be issued upon consummation of the merger of Laurel Capital Group, Inc. with and into the Registrant, calculated as the product of (x) the maximum number of shares of Laurel Capital Group, Inc. (2,074,955) that may be exchanged, times (y) the per share merger consideration ($28.25), reduced by the maximum amount of cash ($17,585,245) to be paid by the Registrant for such shares.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or the sale is not permitted.

Subject to completion, dated June 22, 2006

2724 Harts Run Road

Allison Park, Pennsylvania 15101

Merger Proposal—Your Vote is Very Important

Dear Fellow Shareholder:

The board of directors of Laurel Capital Group, Inc. has called a special meeting of the shareholders to approve and adopt a merger agreement providing for the merger of Laurel Capital with First Commonwealth Financial Corporation. If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Laurel Capital stock will be converted into the right to receive $28.25 in cash or a number of whole shares of First Commonwealth stock determined by dividing $28.25 by the average closing price of the First Commonwealth stock during a specified period preceding the completion of the merger. We anticipate that the merger will be tax-free to the extent that you receive First Commonwealth stock in exchange for your shares and taxable to the extent that you receive cash.

You will have the opportunity to elect to receive cash, First Commonwealth stock or a combination of cash and First Commonwealth stock for your Laurel Capital shares. However, the merger agreement provides that no more than 30% of the total merger consideration may be paid in cash. If Laurel Capital shareholders make elections that would result in more than 30% of the merger consideration being paid in cash or more than 70% of the merger consideration being paid in shares of First Commonwealth stock, adjustments will be made to achieve the 30% / 70% proportion of cash to stock required by the merger agreement and, in that event, some Laurel Capital shareholders would receive a portion of their total consideration in a form they did not elect.

First Commonwealth’s stock is listed on the New York Stock Exchange under the symbol “FCF.” On                     , 2006, First Commonwealth’s stock closed at $             per share. If $             were the average closing price during the period used to determine such average closing price, you would receive, for each share of Laurel Capital stock that you own, either $28.25 in cash or     .         shares of First Commonwealth stock. The final exchange ratio will not be fixed until the receipt of all required regulatory approvals and the expiration of all statutory waiting periods.

We cannot complete the merger unless it is approved by the shareholders of Laurel Capital at the special meeting. Whether or not you plan to attend the special meeting, please take the time to complete and mail the enclosed proxy card. If you attend the meeting, you may revoke your proxy and vote in person.

Under Pennsylvania law, our shareholders have dissenters’ rights with respect to the merger. As described more fully in the attached proxy statement/prospectus, if you wish to exercise those rights rather than receiving the $28.25 per share payable in the merger, you must submit a notice in advance of the meeting and not vote in favor of the merger.

Based on our reasons for the merger described in this proxy statement/prospectus, our board of directors believes that the merger is fair to you and in your best interests. Accordingly, our board of directors unanimously recommends that you vote FOR approval of the merger agreement.

The accompanying proxy statement/prospectus describes the special meeting, the merger, and other related matters. Please read the entire document carefully, including the discussion of “ Risk Factors” beginning on page 15.

We look forward to seeing you at the special meeting.

Very truly yours,

Richard J. Cessar	Edwin R. Maus
Chairman of the Board	President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the First Commonwealth stock to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The shares of First Commonwealth stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state governmental agency.

This proxy statement/prospectus is dated                     , 2006, and is first being mailed to Laurel Capital shareholders on or about                     , 2006.

This document incorporates important business and financial information about First Commonwealth that is not included in or delivered with this document. This information is available without charge to shareholders upon written or oral request submitted to First Commonwealth’s address and telephone number listed on page 8. To obtain timely delivery, shareholders must request the information no later than                     , 2006. This information is also available First Commonwealth’s website at http://www.fcbanking.com.

2724 Harts Run Road

Allison Park, Pennsylvania 15101

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON                     , 2006

To the Shareholders of Laurel Capital Group, Inc.:

Notice is hereby given that a special meeting of shareholders of Laurel Capital Group, Inc., a Pennsylvania corporation, will be held at                                                              , on             ,                     , 2006, at          a.m., local time, for the following purposes:

1. To consider and vote upon a proposal to adopt an agreement and plan of merger dated as of April 27, 2006, between Laurel Capital Group, Inc. and First Commonwealth Financial Corporation attached as Annex A to the proxy statement/prospectus accompanying this notice, and to approve the merger of Laurel Capital Group, Inc. with and into First Commonwealth Financial Corporation;

2. To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3. To transact such other business as may properly come before the meeting.

Only holders of record of Laurel Capital stock as of the close of business on                     , 2006 are entitled to notice of, and to vote at, the special meeting. A list of Laurel Capital shareholders entitled to vote at the special meeting will be available for examination at the special meeting and for a period of ten business days prior to the date of the special meeting during ordinary business hours at Laurel Capital’s corporate offices at 2724 Harts Run Road, Allison Park, Pennsylvania 15101.

Whether or not you expect to attend the meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. This action will not limit your right to vote in person if you wish to attend the special meeting and vote personally. You may revoke your proxy in the manner described in the proxy statement/prospectus at any time before it is voted at the special meeting.

, 2006	By Order of the Board of Directors,

John A. Howard, Jr.
Secretary

Do not send any stock certificates with the enclosed proxy card. An election form and letter of transmittal will be sent to you in a separate mailing, which should be completed and sent together with your stock certificates to The Bank of New York, the exchange agent for the merger. Whether you vote for or against the proposed merger, please complete and return the election form and letter of transmittal accompanied by your stock certificates before                     , 2006.

i

ii

LEGAL MATTERS	105
WHERE YOU CAN FIND ADDITIONAL INFORMATION	105
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	105
INDEX TO FINANCIAL INFORMATION OF LAUREL CAPITAL GROUP	F-1

ANNEXES:

Annex A—Merger Agreement

Annex B—Fairness Opinion of Janney Montgomery Scott LLC

Annex C—Pennsylvania Appraisal Rights Statute

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q:	When and where will the special meeting be held?

A:	The special meeting will be held at , on , , 2006, at a.m., local time.

Q:	What are shareholders being asked to vote on at the special meeting?

A:	Shareholders will be asked to vote on the adoption of a merger agreement pursuant to which Laurel Capital will merge with First Commonwealth. If at least a majority of the outstanding shares of Laurel Capital stock are not present at the meeting in person or by proxy or if there are not sufficient votes at the time of the special meeting to approve the merger agreement, shareholders will consider and vote on a proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of proxies.

Q:	Who is eligible to vote?

A:	Holders of Laurel Capital stock are eligible to vote their shares at the special meeting if they were holders of record of those shares at the close of business on , 2006. As of that date, there were shares of Laurel Capital stock outstanding held by approximately holders of record. Each holder of Laurel Capital stock is entitled to one vote per share.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus, indicate on your proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed prepaid return envelope as soon as possible so that your shares may be represented and voted at the special meeting.

In a separate mailing, you will receive an election form to indicate whether you wish to receive First Commonwealth stock, cash or a combination of the two in the merger and a letter of transmittal for use in submitting your Laurel Capital stock certificates for exchange in the merger. Whether you vote for or against the merger, you should complete the election form and letter of transmittal and send them, together with your Laurel Capital stock certificates, to The Bank of New York, the exchange agent for the merger. Do not send your Laurel Capital stock certificates with your proxy card. Your stock certificates should only be forwarded to The Bank of New York with the election form and letter of transmittal. Your stock certificates will promptly be returned to you if the merger is not approved.

Copies of this proxy statement/prospectus and the election form and letter of transmittal will be provided upon request to anyone who becomes a Laurel Capital shareholder after the record date and prior to the election deadline in order to permit them to make an election.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the Secretary of Laurel Capital stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the special meeting. If your shares are held in the name of your broker, bank or other nominee and you wish to vote in person, you must bring an account statement and authorization form from your nominee so that you can vote your shares.

Q:	What vote is required to approve the merger?

A:

The merger agreement must be approved by the affirmative vote of a majority of the votes cast at the special meeting of Laurel Capital’s shareholders. All of the executive officers and directors of Laurel Capital, who, as of the record date for the special meeting, collectively own approximately 11.3% of the outstanding shares of Laurel Capital stock, have signed voting agreements pursuant to which they have agreed to vote in favor of the merger agreement.

Q:	If my shares are held in “street name” (meaning that my shares are held by a broker as nominee), will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker will not vote your shares unless instructions are received.

Q:	What is the effect of not voting or abstaining?

A:	If your shares are not voted or you abstain, your shares will not be counted for or against the merger. In other words, if you do not vote or if you abstain, your failure to vote will have no effect on the proposed merger, assuming a quorum is present at the special meeting. If you sign and send in your proxy card but do not indicate how you want to vote, your shares will be voted in favor of the merger.

Q:	Whom should I contact with questions or to obtain additional copies of this proxy statement/prospectus?

A:	You should contact John A. Howard, Jr., Secretary of Laurel Capital, at 2724 Harts Run Road, Allison Park, Pennsylvania 15101, (412) 487-7404, Extension 311, with any questions about the merger or the other matters described in the accompanying proxy statement/prospectus. You may also obtain additional information about First Commonwealth and Laurel Capital from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled “Where You Can Find Additional Information” on page 105.

SUMMARY OF THIS PROXY STATEMENT/PROSPECTUS

This summary and the preceding Questions and Answers section highlight selected information from this proxy statement/prospectus. We have provided cross-references to more complete discussions of the matters described below. To understand the merger and the merger agreement, you should carefully read this entire document and the documents referred to in “Incorporation of Certain Documents by Reference” on page 118. You should pay special attention to the information presented in “Risk Factors” beginning on page 15 and “Cautionary Statement Regarding Forward-Looking Information” beginning on page 17. A copy of the agreement and plan of merger, executed on April 27, 2006 (which we refer to as the merger agreement), is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. We encourage you to read the merger agreement in full, since it is the legal document governing the merger transaction.

You will have the right to receive $28.25 per share of Laurel Capital stock in cash and/or shares of First Commonwealth stock in the merger depending on your election and any proration (Page 22)

If the merger is completed, you will have the right to receive, for each share of Laurel Capital stock you own, either $28.25 cash or an equivalent value in shares of First Commonwealth stock as calculated in accordance with the terms of the merger agreement. You may elect to receive a combination of cash and First Commonwealth stock in exchange for your shares of Laurel Capital stock, but with respect to each individual share of Laurel Capital stock, you must elect to receive either all cash or all First Commonwealth stock.

The exchange ratio for shares of Laurel Capital stock that are converted into First Commonwealth stock will be determined by dividing $28.25 by the average closing price of the First Commonwealth stock on the New York Stock Exchange for the ten trading days ending immediately prior to the date on which all required regulatory approvals have been received and all statutory waiting periods for such approvals have expired. We will issue a press release announcing the exchange ratio when it has been determined.

On                     , 2006, the closing price of First Commonwealth stock on the NYSE was $            . Assuming that $             was the average closing price during the trading period used to calculate the average price, the exchange ratio for stock issued in the merger would be   .         shares of First Commonwealth stock for each share of Laurel Capital stock. The final exchange ratio cannot be determined until we have received all required regulatory approvals for the merger and all applicable statutory waiting periods have expired. First Commonwealth will pay cash in lieu of fractional shares based on the average closing price used to calculate the exchange ratio.

Your election may be subject to proration, which means that you may receive a portion of the merger consideration in a form that you did not elect. The merger agreement provides that no more than 30% of the outstanding shares of Laurel Capital stock may be converted into the right to receive cash and therefore sets the total amount of cash that First Commonwealth will pay to Laurel Capital shareholders in connection with the merger. If holders of more than 30% of the outstanding Laurel Capital stock elect to receive cash or if holders of more than 70% of the outstanding Laurel Capital stock elect to receive stock, the exchange agent will apply allocation and proration procedures set forth in the merger agreement to ensure that the 30% / 70% ratio is achieved. However, if the aggregate amount of stock elections exceeds 70%, First Commonwealth has the right, in its discretion, to increase the percentage of the total merger consideration that is paid in the form of First Commonwealth stock. See “The Merger—Allocation and Proration Procedures” on page 24.

In order to make an election, you must properly complete and deliver the election form and letter of transmittal that you will receive in a separate mailing (Page 23)

We are sending an election form and letter of transmittal and instructions in a separate mailing. If you wish to make an election, you should complete the election form and letter of transmittal and send it to The Bank of

New York, the exchange agent for the merger. In order to make an effective election, your properly executed election form and letter of transmittal must be received by the exchange agent before the election deadline specified in the election form. You may not make an election as to the consideration to be received for your Laurel Capital shares unless you also submit the letter of transmittal and your stock certificates. You must include your Laurel Capital stock certificates with your election form and letter of transmittal. Please read the instructions to the election form and letter of transmittal for information on completing those forms. Those instructions will also inform you what to do if your stock certificates have been lost, stolen or destroyed. Your submission of the letter of transmittal and your stock certificates before the meeting will expedite your receipt of the merger consideration if the merger is approved. If the merger is not approved, your stock certificates will be returned to you promptly after the meeting.

Do not send your Laurel Capital stock certificates in the envelope provided for returning your proxy card. The stock certificates should only be forwarded to the exchange agent in the envelope provided with the election form and letter of transmittal.

Copies of this proxy statement/prospectus and the election form and letter of transmittal will be provided upon request to all persons who become Laurel Capital shareholders after the record date and prior to the election deadline in order to permit them to make an election.

The merger will be tax-free to the extent you receive First Commonwealth stock in the merger and taxable to the extent you receive cash (Page 41)

For United States federal income tax purposes, if you exchange your Laurel Capital stock solely for cash in the merger, you will recognize gain or loss in an amount equal to the difference between the cash received and your adjusted tax basis in your Laurel Capital stock. We expect that if you receive only First Commonwealth stock in exchange for your shares of Laurel Capital stock, you generally will not recognize any gain or loss for United States federal income tax purposes. However, you will have to recognize income or gain in connection with cash received in lieu of fractional shares of First Commonwealth stock. If you receive a combination of cash and First Commonwealth stock in the merger, you will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of any cash received. This tax treatment may not apply to all Laurel Capital shareholders.

The obligations of First Commonwealth and Laurel Capital to complete the merger are conditioned on their receipt of legal opinions concerning the federal income tax treatment of the merger. These opinions will not bind the Internal Revenue Service, and the Internal Revenue Service could take a different view with respect to the tax treatment of the merger. To review the tax consequences to Laurel Capital shareholders in greater detail, see “The Merger—Material Federal Income Tax Consequences.” We urge you to consult your tax advisors for a full understanding of the tax consequences of the merger to you.

The board of directors of Laurel Capital unanimously recommends that you vote FOR approval of the merger agreement (Page 27)

The board of directors of Laurel Capital has unanimously approved and adopted the merger agreement and recommends that you vote FOR approval of the merger agreement. You should refer to the discussion of the factors the Laurel Capital board of directors considered in determining whether to approve and adopt the merger agreement beginning on page 27.

Laurel Capital’s financial advisor believes that the merger consideration is fair to Laurel Capital shareholders (Page 29)

Among other factors considered in deciding to approve the merger, Laurel Capital’s board of directors received the opinion of its financial advisor, Janney Montgomery Scott LLC (or Janney), that, as of April 27, 2006 (the date on which the Laurel Capital board of directors approved the merger agreement), the merger consideration was fair, from a financial point of view, to the holders of Laurel Capital stock. This opinion was subsequently confirmed in writing as of the date of this proxy statement/prospectus. The opinion dated as of the date of this document is included as Annex B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Janney in providing its opinion. The opinion of Janney is directed to the Laurel Capital board of directors and does not constitute a recommendation to any shareholder as to any matters relating to the merger. Laurel Capital has agreed to pay Janney a fee for serving as Laurel Capital’s financial advisor in connection with the merger. The total fee will be approximately $631,000, of which Janney was paid approximately $158,000 at the time of signing the merger agreement and approximately $63,000 upon mailing of this proxy statement/prospectus. Laurel Capital has also agreed to reimburse certain reasonable out-of-pocket expenses incurred by Janney in connection with its engagement.

Laurel Capital’s directors and executive officers have interests in the merger that are different from or in addition to their interests as shareholders (Page 37)

When you consider the recommendation by the Laurel Capital board of directors to vote FOR the merger agreement, you should be aware that some of the executive officers and directors of Laurel Capital have interests in the merger as employees and/or directors that are different from, and that may conflict with, your interests as a shareholder. These interests include the following:

•	Messrs. Edwin R. Maus and John A. Howard each have entered into termination and release agreements with Laurel Capital, Laurel Savings Bank and First Commonwealth as well as noncompetition agreements with First Commonwealth. Under the terms of the noncompetition agreements, Messrs. Maus and Howard will receive lump sum payments after completion of the merger in the amount of $460,000 and $265,000, respectively, for agreeing to not compete with First Commonwealth and First Commonwealth Bank for specified periods of time. Under the terms of Mr. Howard’s termination and release agreement, his employment will be terminated upon completion of the merger, at which time he will receive a lump sum cash severance payment estimated to be approximately $175,000. Pursuant to the terms of the termination and release agreement with Mr. Maus, he will be employed by First Commonwealth as a regional manager at an annual salary of $191,600. In the event his employment is terminated within two years after completion of the merger, he will be entitled to a lump sum cash severance payment estimated to be approximately $161,000.

•	Under the terms of the change in control agreement between Laurel Savings Bank and Robert A. Stephens, if his employment is terminated within two years of the completion of the merger, he will be entitled to severance payments and other benefits which are estimated to be approximately $270,000 in the aggregate.

•	Three other executive officers, Ms. Carrie A. Havas, Ms. Stacy N. Krempasky and Mr. William T. Puz, will be entitled to receive severance payments in accordance with the terms of the First Commonwealth severance policy if they are terminated within one year after completion of the merger. Such severance is estimated to be approximately $26,200, $28,750 and $35,750 with respect to Ms. Havas, Ms. Krempasky and Mr. Puz, respectively.

•	Pursuant to the terms of the merger agreement, the supplemental executive retirement benefits due to Messrs. Maus, Howard, Stephens and Puz and Mesdames Havas and Krempasky will be amended to provide for the payment of benefits in a lump sum upon completion of the merger, with such benefits to be discounted to present value. As a result, the adjusted sums such officers are estimated to receive in connection with the completion of the merger are $440,000, $178,000, $56,000, $67,000, $8,000 and $3,000, respectively.

•	Messrs. Richard J. Cessar and J. Harold Norris, directors of Laurel Capital, will be entitled to receive benefits under Trustee Deferred Compensation Agreements. Such agreements will be amended in connection with the merger to provide that vested benefits due the directors will be paid in a lump sum in connection with the completion of the merger, such amounts discounted to present value. The benefits to be received by Messrs. Cessar and Norris are estimated to amount to approximately $76,800 and $61,400, respectively.

•	As a result of the merger, certain life insurance benefits provided to Messrs. Howard, Stephens and Puz and Mesdames Havas and Krempasky will become vested. Mr. Maus’ insurance benefit is already fully vested and will not be affected by the merger. Under the terms of the insurance agreements, the officers will be entitled to an insurance death benefit equal to one times the executive officer’s base annual salary as of the July 1st immediately preceding his or her termination of employment due to death.

•	The merger agreement requires First Commonwealth to indemnify directors, officers, employees and agents of Laurel Capital against claims relating to their service as such for periods prior to the completion of the merger and to provide directors’ and officer’s insurance against such claims.

•	First Commonwealth has agreed to appoint all current directors of Laurel Capital to the Pittsburgh regional advisory board of First Commonwealth Bank for a period of at least three years after the merger. Each director will be paid $1,000 for each meeting that he or she attends.

•	Each member of the board of directors of Laurel Capital who is not an employee or officer of Laurel Capital has agreed to provide certain advisory services to First Commonwealth for a period of 36 months after the merger in return for a monthly consulting fee $1,650 ($2,050 in the case of the Chairman of the Board).

The Laurel Capital board of directors recognized these interests and determined that they did not negatively affect the benefits of the merger to the Laurel Capital shareholders.

We must receive the approval of state and federal regulatory agencies before we can complete the merger (Page 51)

The merger must be approved by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. In addition, we must notify the Federal Reserve Bank of Cleveland of the merger and receive confirmation that the prior approval of the Board of Governors of the Federal Reserve System is not required under the Bank Holding Company Act. These filings have been submitted and are currently pending.

Laurel Capital shareholders have appraisal rights in connection with the merger (Page 59)

Pennsylvania law permits Laurel Capital shareholders to dissent from the merger and to receive the appraised fair value of their shares of Laurel Capital stock in cash in lieu of the merger consideration. To do this, you must follow procedures required under the Pennsylvania statute, including filing certain notices with Laurel Capital and refraining from voting your shares in favor of the merger. If you validly exercise your appraisal rights, your shares of Laurel Capital stock will not be exchanged for cash or shares of First Commonwealth stock in the merger, and your only right will be to receive the appraised fair value of your Laurel Capital stock in cash, which amount could be greater than, less than or the same as the value of the merger consideration you would have received at the closing of the merger. A copy of the Pennsylvania statutes describing these appraisal rights and the procedures for exercising them is attached as Annex C to this proxy statement/prospectus.

Completion of the merger is subject to a number of conditions (Page 49)

The completion of the merger depends upon the satisfaction of a number of conditions, including:

•	Approval of the merger agreement by the shareholders of Laurel Capital.

•	Receipt of all necessary federal and state regulatory approvals for the merger.

•	Receipt of listing approval from the New York Stock Exchange for the First Commonwealth stock to be issued in the merger.

•	The exercise, if at all, of dissenters rights by shareholders owning less than 10% of the outstanding shares of Laurel Capital stock.

•	Receipt of resignations of each director and executive officer of Laurel Capital.

We may decide not to complete the merger (Page 50)

The merger agreement may be terminated at any time prior to the consummation of the merger as follows:

•	First Commonwealth and Laurel Capital may mutually agree to terminate.

•	Either First Commonwealth or Laurel Capital may terminate if any of the conditions to its obligations under the merger agreement have not been satisfied or waived and the merger is not completed by January 31, 2007, but that date may be extended to March 31, 2007 by First Commonwealth if the closing has not occurred solely because of a delay in the receipt of any regulatory approval.

•	Either First Commonwealth or Laurel Capital may terminate if any required regulatory approval is denied or is conditioned upon a substantial deviation from the contemplated transaction.

•	Either First Commonwealth or Laurel Capital may terminate if the Laurel Capital shareholders do not approve the merger agreement at the special meeting.

•	Either First Commonwealth or Laurel Capital may terminate if the other party materially breaches any of its representations, warranties or covenants in the merger agreement and does not cure the breach after notice.

•	First Commonwealth may terminate if the Laurel Capital board of directors withdraws or adversely modifies its recommendation of the merger.

•	Laurel Capital may terminate if it receives a superior acquisition proposal and its board of directors determines that termination of the merger agreement is necessary to comply with its fiduciary duties to the Laurel Capital shareholders.

Laurel Capital may be required to pay a termination fee to First Commonwealth if the merger agreement is terminated under certain circumstances (Page 51)

If the merger agreement is terminated under certain circumstances, Laurel Capital will be required to pay a termination fee of approximately $2.26 million to First Commonwealth. Laurel Capital must pay the termination fee to First Commonwealth:

•	if First Commonwealth terminates the merger agreement because Laurel Capital’s board of directors has withdrawn or modified its recommendation that shareholders approve the merger agreement or recommends an alternative transaction with another party, or if Laurel Capital’s board of directors determines that it is required to terminate the merger agreement to comply with its fiduciary duties after receiving a superior acquisition proposal; or

•	if either party terminates the merger agreement because the shareholders of Laurel Capital did not approve the merger agreement, at the time of the special meeting an alternative acquisition proposal was pending, and within 12 months after the date of the special meeting a third party acquires Laurel Capital.

There are differences between the rights of Laurel Capital shareholders and First Commonwealth shareholders (Page 57)

Laurel Capital shareholders who receive shares of First Commonwealth stock will become First Commonwealth shareholders as a result of the merger and, accordingly, their rights after the merger will be governed by First Commonwealth’s articles of incorporation and bylaws. Please read carefully the summary of the material differences between the rights of Laurel Capital shareholders and First Commonwealth shareholders under the heading “Comparison of Rights of Shareholders.”

Information about First Commonwealth and Laurel Capital (Page 21)

First Commonwealth

First Commonwealth is a bank holding company headquartered in Indiana, Pennsylvania. First Commonwealth’s wholly owned subsidiary, First Commonwealth Bank, is a full-service banking institution with 100 retail branch offices in 15 counties throughout central and western Pennsylvania. As of March 31, 2006, First Commonwealth had total assets of $5.9 billion, net loans of $3.6 billion and deposits of $4.0 billion. First Commonwealth provides a broad range of financial products and services, including credit, cash management, investment, deposit, trust, employee benefits consulting and insurance brokerage products and services. First Commonwealth’s principal executive offices are located at 22 North Sixth Street, Indiana, Pennsylvania 15701, and its telephone number is (724) 349-7220.

Laurel Capital

Laurel Capital is the holding company of Laurel Savings Bank, headquartered in Allison Park, Pennsylvania. Laurel Savings Bank has eight community offices serving Pittsburgh and the surrounding area of Allegheny and Butler Counties, Pennsylvania. As of March 31, 2006, Laurel Capital had total assets of $314.3 million, net loans of $215.0 million and deposits of $258.8 million. Laurel Capital’s principal executive offices are located at 2724 Harts Run Road, Allison Park, Pennsylvania 15101, and its telephone number is (412) 487-7400.

MARKET PRICE AND DIVIDEND INFORMATION

Comparative Prices

The following table presents the closing prices for First Commonwealth stock on the New York Stock Exchange and Laurel Capital stock on the Nasdaq SmallCap Market on April 27, 2006, the last trading day prior to our public announcement that we signed the merger agreement, and on             , 2006, the most recent practicable date prior to the date of this proxy statement/prospectus. We announced the merger agreement after the close of trading on April 27, 2006.

	Closing Price of First Commonwealth Stock		Closing Price of Laurel Capital Stock
April 27, 2006		$13.51		$21.73
, 2006	$		$

Historical Market Prices and Dividends

First Commonwealth

First Commonwealth stock is listed on the New York Stock Exchange under the symbol “FCF.” The following table sets forth the high and low prices per share of First Commonwealth stock as reported on the NYSE and the dividends declared per share of First Commonwealth stock for each quarter during the last two fiscal years and through                     , 2006.

	High	Low	Dividends Declared
2004
First Quarter ending March 31, 2004	$15.00	$13.99	$0.160
Second Quarter ending June 30, 2004	14.96	12.01	0.160
Third Quarter ending September 30, 2004	14.30	12.50	0.160
Fourth Quarter ending December 31, 2004	15.90	13.61	0.165
2005
First Quarter ending March 31, 2005	$15.40	$13.39	$0.165
Second Quarter ending June 30, 2005	14.10	12.73	0.165
Third Quarter ending September 30, 2005	14.70	12.90	0.165
Fourth Quarter ending December 31, 2005	13.77	12.63	0.170
2006
First Quarter ending March 31, 2006	$14.70	$12.80	$0.170
Second Quarter (through , 2006)

Laurel Capital

Laurel Capital stock is traded on the Nasdaq SmallCap Market under the symbol “LARL.” The following table sets forth the high and low prices per share of Laurel Capital stock as reported on the Nasdaq SmallCap Market and the dividends declared per share of Laurel Capital stock for each quarter during the last two fiscal years, and each quarter of the 2006 fiscal year through                     , 2006.

	High	Low	Dividends Declared
2004
First Quarter ending September 30, 2003	$21.24	$19.76	$0.20
Second Quarter ending December 31, 2003	25.75	19.13	0.20
Third Quarter ending March 31, 2004	25.98	20.39	0.20
Fourth Quarter ending June 30, 2004	25.00	20.55	0.20

2005
First Quarter ending September 30, 2004	$23.90	$19.39	$0.20
Second Quarter ending December 31, 2004	26.20	21.00	0.20
Third Quarter ending March 31, 2005	23.99	21.11	0.20
Fourth Quarter ending June 30, 2005	23.00	20.53	0.20

2006
First Quarter ending September 30, 2005	$24.00	$20.18	$0.20
Second Quarter ending December 31, 2005	22.25	20.32	0.20
Third Quarter ending March 31, 2006	22.10	19.82	0.20
Fourth Quarter (through , 2006)

Dividend Policy of First Commonwealth

Holders of First Commonwealth stock are entitled to receive dividends when, as and if declared by the board of directors of First Commonwealth. The timing and amount of future dividends are at the discretion of the board of directors of First Commonwealth and will depend upon the consolidated earnings, financial condition, liquidity and capital requirements of First Commonwealth and its subsidiaries, the amount of cash dividends paid to First Commonwealth by its subsidiaries, applicable government regulations and policies and other factors considered relevant by the board of directors of First Commonwealth. The board of directors of First Commonwealth anticipates that it will continue to pay quarterly dividends in amounts determined based on the factors discussed above.

UNAUDITED COMPARATIVE AND PRO FORMA PER SHARE DATA

Summarized below is historical, pro forma combined and pro forma equivalent per share financial information for First Commonwealth and Laurel Capital. The pro forma combined figures in the following table are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the merger been completed and the applicable purchase accounting adjustments been reflected during the periods or as of the date for which the pro forma data is presented.

	As of and for the three months ended March 31, 2006	As of and for the twelve months ended December 31, 2005
Earnings per share
Basic
First Commonwealth historical	$0.19	$0.83
Laurel Capital historical	0.23	1.05
Pro forma combined	0.19	0.84
Equivalent pro forma for one share of Laurel Capital common stock (1)	0.41	1.81
Diluted
First Commonwealth historical	$0.19	$0.83
Laurel Capital historical	0.23	1.03
Pro forma combined	0.19	0.83
Equivalent pro forma for one share of Laurel Capital common stock (1)	0.41	1.79
Cash dividends declared per share
First Commonwealth historical	$0.17	$0.665
Laurel Capital historical	0.20	0.800
Pro forma combined (2)	0.17	0.665
Equivalent pro forma for one share of Laurel Capital common stock (1)(2)	0.37	1.440
Book value per share
First Commonwealth historical	$7.32	$7.40
Laurel Capital historical	13.97	14.02
Pro forma combined	7.57	7.66
Equivalent pro forma for one share of Laurel Capital common stock (1)	16.35	16.55

(1)	The Laurel Capital equivalent pro forma information shows the effect of the merger from the perspective of an owner of Laurel Capital common stock. We calculated the Laurel Capital equivalent information by using an assumed exchange ratio of 2.16 shares of First Commonwealth’s common stock for each share of Laurel Capital stock and assuming that 70% of the outstanding common stock of Laurel Capital is converted into First Commonwealth stock. 2.16 is the exchange ratio that would apply if the average closing price of the First Commonwealth stock during the averaging period is $13.10 per share. The actual exchange ratio will depend on the average closing price of First Commonwealth’s stock over a 10 trading day period prior to the receipt of regulatory approvals and the expiration of all applicable statutory waiting periods. See “The Merger Agreement—Conversion of Laurel Capital Stock” below.
(2)	Assumes no changes in First Commonwealth’s cash dividends per share. First Commonwealth’s ability to pay dividends in the future is limited by restrictions imposed by federal and state regulatory authorities. Please refer to Note 25 “Regulatory Restrictions and Capital Adequacy” of Notes to Consolidated Financial Statements in First Commonwealth’s annual report on Form 10-K for the year ended December 31, 2005 for a discussion of those restrictions.

FIRST COMMONWEALTH SELECTED CONSOLIDATED FINANCIAL DATA

The following table provides you with selected historical consolidated financial data of First Commonwealth for each of the past five fiscal years ended December 31, 2005 and the quarters March 31, 2006 and 2005. The following selected financial data is not covered by the report of independent registered public accounting firm and should be read along with the consolidated financial statements and accompanying notes of First Commonwealth included in its annual report on Form 10-K for the year ended December 31, 2005 and its quarterly report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference into this proxy statement/prospectus. For a list of documents incorporated by reference into this proxy statement/prospectus, see “Incorporation of Certain Documents by Reference” on page 105.

	As of and for the Three Months Ended March 31,		As of and for the Fiscal Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(dollars in thousands except per share data)
Interest income	$79,781	$75,637	$312,068	$278,025	$243,773	$275,568	$308,891
Interest expense	38,334	30,705	138,618	110,690	100,241	122,673	167,170

Net interest income	41,447	44,932	173,450	167,335	143,532	152,895	141,721
Provision for credit losses	908	1,744	8,628	8,070	12,770	12,223	11,495

Net interest income after provision for credit losses	40,539	43,188	164,822	159,265	130,762	140,672	130,226
Net securities gains (losses)	63	485	(7,673)	4,077	5,851	642	3,329
Gain on sale of branches	0	0	11,832	0	3,041	0	0
Other operating income	10,233	10,955	46,066	43,572	39,552	37,453	37,776
Litigation settlement (recovery)	0	0	0	0	(610)	8,000	0
Restructuring charges	0	0	5,437	0	0	6,140	0
Merger and related charges	0	0	0	2,125	0	0	0
Debt prepayment fees	0	0	0	29,495	0	0	0
Other operating expenses	35,593	35,393	138,517	132,935	113,265	112,190	105,888

Income before taxes	15,242	19,235	71,093	42,359	66,551	52,437	65,443
Applicable income taxes	2,304	4,016	13,257	3,707	13,251	8,911	15,254

Net income	$12,938	$15,219	$57,836	$38,652	$53,300	$43,526	$50,189

Per Share Data
Net income	$0.19	$0.22	$0.83	$0.59	$0.90	$0.75	$0.87
Dividends declared	0.170	0.165	0.665	0.645	0.625	0.605	0.585
Average shares outstanding	69,469,709	69,346,722	69,276,141	65,887,611	59,002,277	58,409,614	57,885,478
Per Share Data Assuming Dilution
Net income	$0.19	$0.22	$0.83	$0.58	$0.90	$0.74	$0.86
Dividends declared	0.170	0.165	0.665	0.645	0.625	0.605	0.585
Average shares outstanding	69,918,151	70,024,400	69,835,285	66,487,516	59,387,055	58,742,018	58,118,057

	As of and for the Three Months Ended March 31,		As of and for the Fiscal Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(dollars in thousands except per share data)
At End of Period
Total assets	$5,944,510	$6,200,590	$6,026,320	$6,198,478	$5,189,195	$4,524,743	$4,583,530
Investment securities	1,823,572	2,190,778	1,939,743	2,240,477	2,073,430	1,680,609	1,762,408
Loans and leases, net of unearned income	3,652,087	3,554,441	3,624,259	3,514,833	2,824,882	2,608,634	2,567,934
Allowance for credit losses	38,017	40,794	39,492	41,063	37,385	34,496	34,157
Deposits	3,995,738	3,891,682	3,996,552	3,844,475	3,288,275	3,044,124	3,093,150
Company obligated mandatorily redeemable capital securities of subsidiary trust	0	0	0	0	0	35,000	35,000
Subordinated debentures	108,250	108,250	108,250	108,250	75,304	0	0
Other long-term debt	685,395	729,613	691,494	731,324	718,668	544,934	629,220
Shareholders’ equity	515,749	513,137	521,045	531,978	430,946	401,390	370,066
Key ratios
Return on average assets	0.88%	1.00%	0.94%	0.66%	1.12%	0.96%	1.11%
Return on average equity	9.95%	11.48%	10.89%	7.82%	12.95%	11.09%	13.85%
Net loans to deposits ratio	90.45%	90.29%	89.70%	90.36%	84.77%	84.56%	81.92%
Dividends per share as a percentage of net income per share	89.47%	75.00%	80.12%	109.32%	69.44%	80.67%	67.24%
Average equity to average assets ratio	8.83%	8.67%	8.60%	8.47%	8.68%	8.64%	8.01%

LAUREL CAPITAL SELECTED CONSOLIDATED FINANCIAL DATA

The following table provides you with selected historical consolidated financial data of Laurel Capital for each of the past five fiscal years ended June 30, 2005 and nine months ended March 31, 2006 and 2005. The following selected financial data is not covered by the report of independent registered public accounting firm and should be read along with the consolidated financial statements and accompanying notes of Laurel Capital included in this proxy statement/prospectus beginning on page F-1.

	As of and for the Nine Months Ended March 31,		As of and for the Fiscal Years Ended June 30,
	2006	2005	2005	2004	2003	2002	2001
	(dollars in thousands except per share data)
Interest income	$10,851	$10,273	$13,762	$13,066	$15,197	$16,450	$18,380
Interest expense	5,344	4,657	6,294	6,130	7,651	8,815	10,256

Net interest income	5,507	5,616	7,468	6,936	7,546	7,635	8,124
Provision for credit losses	0	9	9	12	12	18	18

Net interest income after provision for credit losses	5,507	5,607	7,459	6,924	7,534	7,617	8,106
Net gains on securities and loans available for sale	0	0	24	49	15	76	96
Other operating income	980	1,081	1,417	1,460	909	890	1,135
Other operating expenses	4,500	4,554	6,114	6,150	4,799	4,081	4,035

Income before taxes	1,987	2,134	2,786	2,283	3,659	4,502	5,302
Applicable income taxes	571	663	737	596	1,125	1,427	1,663

Net income	$1,416	$1,471	$2,049	$1,687	$2,534	$3,075	$3,639

Per Share Data
Net income	$0.71	$0.76	$1.06	$0.89	$1.35	$1.59	$1.85
Dividends declared	0.60	0.60	0.80	0.80	0.76	0.72	0.68
Average shares outstanding	1,980,203	1,935,312	1,937,086	1,897,091	1,880,815	1,937,545	1,963,365
Per Share Data Assuming Dilution
Net income	$0.71	$0.74	$1.03	$0.85	$1.28	$1.51	$1.79
Dividends declared	0.60	0.60	0.80	0.80	0.76	0.72	0.68
Average shares outstanding	2,005,201	1,994,964	1,987,843	1,985,116	1,981,934	2,037,607	2,036,609
At End of Period
Total assets	$314,295	$307,742	$309,801	$299,375	$322,734	$278,061	$258,012
Investment securities	68,225	75,419	71,337	82,782	71,486	60,740	65,553
Loans and leases, net of unearned income	217,159	205,518	212,685	176,453	184,647	181,496	180,368
Allowance for credit losses	2,000	1,998	1,989	2,032	2,006	1,803	1,759
Deposits	258,810	253,282	254,891	246,179	265,580	225,419	205,636
Other long-term debt	21,597	21,604	21,602	21,609	24,672	21,620	21,626
Shareholders’ equity	27,824	27,293	27,804	27,125	27,684	26,553	26,138
Key ratios
Return on average assets	0.61%	0.64%	0.67%	0.55%	0.89%	1.18%	1.42%
Return on average equity	6.78%	7.14%	7.45%	6.19%	9.32%	11.50%	14.73%
Net loans to deposits ratio	83.13%	80.35%	82.66%	70.85%	68.77%	79.72%	86.86%
Dividends per share as a percentage of net income per share	84.51%	78.95%	75.47%	89.89%	56.30%	45.28%	36.76%
Average equity to average assets ratio	9.01%	8.97%	8.96%	8.89%	9.52%	10.24%	9.63%

RISK FACTORS

In considering whether to vote in favor of the proposal to approve the merger agreement, you should consider all of the information in this proxy statement/prospectus and its annexes and all of the information included in the documents First Commonwealth has incorporated by reference. In particular, you should consider the following risk factors.

Risks Relating to the Merger

You may receive a form of consideration different from what you elect.

The merger agreement allows you to elect whether to receive cash, shares of First Commonwealth stock, or a combination of cash and stock in exchange for your Laurel Capital shares. However, your election is subject to the requirement that approximately 30% of the outstanding shares of Laurel Capital stock be exchanged for cash and the remainder be exchanged for First Commonwealth stock. The purpose, in part, of this fixed ratio is to ensure that the transaction qualifies as a tax-free reorganization under the United States Internal Revenue Code with respect to the First Commonwealth stock issued in the merger. The merger agreement contains proration and allocation procedures designed to achieve this outcome. If you elect to receive cash and the available cash is oversubscribed, then you will receive a greater portion of the merger consideration than you elect in the form of First Commonwealth stock. Likewise, if you elect to receive First Commonwealth stock and the available stock is oversubscribed, then you will receive a greater portion of the merger consideration than you elect in the form of cash unless First Commonwealth elects, in its sole discretion, to increase the percentage of the merger consideration composed of First Commonwealth stock to more than 70%. Therefore, you may not receive exactly the form and proportion of consideration that you elect. Because the tax consequences of the merger depend upon the form of consideration you receive, you may recognize gain or loss on some of your shares of Laurel Capital stock notwithstanding your election to receive shares of First Commonwealth stock in the merger in exchange for your Laurel Capital stock.

Because the market price of First Commonwealth stock may fluctuate, Laurel Capital shareholders cannot be sure of the market value of the First Commonwealth Stock that they will receive in the merger.

Under the terms of the merger agreement, the exchange ratio for the First Commonwealth stock to be issued in the merger will be fixed as of the date when all required regulatory approvals for the merger are obtained and all statutory waiting periods for such regulatory approvals have lapsed. Therefore, it is likely that the exchange ratio will be fixed days or possibly weeks in advance of the effective time of the merger. The market price of First Commonwealth stock may fluctuate significantly between the date the exchange ratio is fixed and the date of the closing as a result of a variety of factors, many of which are beyond the control of First Commonwealth, including general market and economic conditions or changes in First Commonwealth’s business, operations and prospects. Accordingly, the market value of shares of First Commonwealth stock that a Laurel Capital shareholder receives in the merger will decline correspondingly with any declines in the market price of First Commonwealth’s stock price subsequent to the determination of the average closing price of First Commonwealth stock used to establish the exchange ratio and as of the date the merger consideration is exchanged.

If you tender shares of Laurel Capital stock to make an election, you will not be able to sell those shares until after the merger, unless you revoke your election prior to the election deadline.

In order to make a cash or stock election in the merger, you must tender your stock certificates (or follow the procedures for guaranteed delivery) to the exchange agent by the election deadline, which is 5:00 p.m., New York City time, on             , 2006, the day prior to the special meeting (subject to extension under certain circumstances). After you tender your shares, you will not be able to sell any shares of Laurel Capital stock that are tendered, unless you validly revoke your election prior to the election deadline by written notice to the exchange agent. Absent such a revocation, until you receive your merger consideration, you will not be able to liquidate your investment to gain access to cash, to take advantage of other investment opportunities, to reduce the potential for a decrease in value of your investment or for any other reason.

Risks Relating to Combined Operations Following the Merger

If we are unable to integrate the businesses of Laurel Capital and First Commonwealth successfully, our business and earnings may be adversely affected.

After the merger, we will undertake to integrate the business of Laurel Capital with that of First Commonwealth. Integration will involve the consolidation of the operations, systems and procedures of the two institutions in order to eliminate redundant functions and costs and to operate on a consistent basis. Cost savings and revenue enhancements are expected to come from the elimination and consolidation of duplicate tasks and from various other areas that management has identified through the due diligence and integration planning processes. We cannot assure you that we will be able to integrate the two operations without encountering difficulties, including the possible loss of employees or customers, disruptions in the delivery of services or inconsistencies in standards, controls, procedures and policies. Such difficulties could interfere with our ability to realize the benefits expected from the merger.

First Commonwealth’s growth strategy may involve risks that are different from and in addition to those related to the growth strategy of Laurel Capital prior to the merger.

The merger is part of First Commonwealth’s ongoing strategy to expand into different communities and markets through, among other methods, acquisitions of existing financial institutions. First Commonwealth may acquire other financial institutions and related businesses in the future. Such acquisitions involve significant risks including:

•	Potential exposure to unknown or contingent liabilities of financial institutions and other businesses we acquire.

•	Exposure to potential asset quality issues at the acquired banks or businesses.

•	Difficulty and expense of integrating the operations and personnel of banks and businesses we acquire.

•	Potential disruption of our business.

•	Potential diversion of management’s time and attention.

•	The possible loss of key employees and customers of the banks and businesses we acquire.

Risks Relating to First Commonwealth’s Business

Increases in defaults by borrowers and other delinquencies could result in increases in First Commonwealth’s provision for losses on loans and related expenses.

As a lender, First Commonwealth is exposed to the risk that our borrowers may be unable to repay their loans and that collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the lending business and could have a material adverse effect on the operating results of First Commonwealth. First Commonwealth makes various assumptions and judgments about the collectibility of our loan portfolio and provides an allowance for potential losses based on a number of factors. If these assumptions are incorrect, the allowance for credit losses may not be sufficient to cover losses, thereby having an adverse effect on operating results, and may cause us to increase the allowance in the future.

Fluctuations in interest rates and market prices could reduce net interest margin and asset valuations and increase expenses.

First Commonwealth’s profitability is largely a function of the spread between the interest rates earned on earning assets and the interest rates paid on deposits and other interest-bearing liabilities. First Commonwealth’s net interest income and margin will be affected by general economic conditions and other factors, including fiscal and monetary policies of the federal government, that influence market interest rates and the company’s ability to respond to changes in such rates. At any given time, First Commonwealth’s assets and liabilities may be such that they are affected differently by a change in interest rates. As a result, an increase or decrease in rates, the average life of loans or the mix of adjustable and fixed-rate loans in our portfolio could have a positive or negative effect on our net income, capital and liquidity.

First Commonwealth’s business and financial condition may be adversely affected by an increase in competition.

First Commonwealth faces significant competition in attracting and retaining deposits and making loans as well as in providing other financial services throughout our market area. In addition to facing pricing competition for loans and deposits, First Commonwealth also faces competition with respect to customer convenience, product lines, accessibility of service and service capabilities. First Commonwealth’s competition comes from other banks and savings institutions, brokerages, credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses.

First Commonwealth lacks geographic diversification, and adverse economic and business conditions in First Commonwealth’s market area may have an adverse effect on its earnings.

Substantially all of First Commonwealth’s business is with customers located in western and central Pennsylvania. First Commonwealth makes loans to local businesses and individuals whose success and ability to repay those loans depends on the regional economy. Adverse economic and business conditions in First Commonwealth’s market area could reduce its growth rate, affect its borrowers’ ability to repay their loans and adversely affect its financial condition and performance.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This proxy statement/prospectus and the documents incorporated by reference in this proxy statement/prospectus contain forward-looking statements by First Commonwealth and Laurel Capital concerning future events that are subject to risks, uncertainties and assumptions. These forward-looking statements are based upon our current expectations and projections about future events. When used in this proxy statement/prospectus and in the incorporated documents, the words “believe,” “anticipate,” “intend,” “estimate,” “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are subject to risks, uncertainties and assumptions about First Commonwealth, Laurel Capital and their respective subsidiaries and business affiliates, including, among other things, the factors described above under the “Risk Factors” section of this proxy statement/prospectus and the following:

•	Competitive pressures among depository and other financial institutions nationally and in our market areas may increase significantly.

•	Adverse changes in the economy or business conditions, either nationally or in our market areas, could increase credit-related losses and expenses.

•	Increases in defaults by borrowers and other delinquencies could result in increases in our provision for losses on loans and leases and related expenses.

•	Our inability to manage growth effectively, including the successful expansion of our customer support, administrative infrastructure and internal management systems, could adversely affect our results of operations and prospects.

•	Fluctuations in interest rates and market prices could reduce our net interest margins and asset valuations and increase our expenses.

•	The consequences of continued bank acquisitions and mergers in our market area, resulting in fewer but much larger and financially stronger competitors, could increase competition for financial services to our detriment.

•	Our continued growth will depend in part on our ability to enter new markets successfully and capitalize on other growth opportunities.

•	Changes in legislative or regulatory requirements applicable to us and our subsidiaries could increase costs, or limit our operations and adversely affect results of operations.

•	Changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations may increase our tax expense or adversely affect our customers’ businesses.

•	Other factors discussed in First Commonwealth’s annual report on Form 10-K for the fiscal year ended December 31, 2005 and quarterly report on Form 10-Q for the quarter ended March 31, 2006.

•	Other factors discussed in Laurel Capital’s annual report on Form 10-K for the fiscal year ended June 30, 2005 and the quarterly report on Form 10-Q for the quarter ended March 31, 2006.

YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PROXY STATEMENT/ PROSPECTUS OR THE INCORPORATED DOCUMENT IN WHICH THEY APPEAR. IN LIGHT OF THESE RISKS, UNCERTAINTIES AND OTHER ASSUMPTIONS, THE RESULTS AND EVENTS CONTEMPLATED BY THESE FORWARD-LOOKING STATEMENTS MIGHT NOT OCCUR. FURTHERMORE, MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND EVENTS ARE BEYOND THE ABILITY OF FIRST COMMONWEALTH OR LAUREL CAPITAL TO CONTROL OR PREDICT.

THE SPECIAL MEETING

General

Laurel Capital is furnishing this proxy statement/prospectus to its shareholders in connection with the solicitation of proxies by Laurel Capital’s board of directors for use at the special meeting of shareholders, including any meeting adjournments or postponements, to be held on             , 2006 at     :     a.m., local time, at                             . In addition, First Commonwealth is furnishing this proxy statement/prospectus to the shareholders of Laurel Capital as its prospectus in connection with the offering and issuance of shares of its stock in the merger.

At the special meeting, Laurel Capital shareholders will consider and vote upon the proposal to approve the merger agreement pursuant to which Laurel Capital will merge with and into First Commonwealth, with the result that each share of Laurel Capital stock will be converted, at the election of the holder, subject to the proration and allocation procedures described below under “The Merger—Election and Proration Procedures,” into $28.25 in cash or shares of First Commonwealth stock on the basis described in this proxy statement/prospectus. First Commonwealth will pay cash in lieu of any fractional shares.

In addition, Laurel Capital shareholders will consider and vote on a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and to consider any other matters that may be properly submitted to a vote at the special meeting. At this time, the Laurel Capital board of directors is unaware of any other matters that may be presented for action at the special meeting.

The merger agreement is attached to this proxy statement/prospectus as Annex A. For a description of the merger and the terms of the merger agreement, see “The Merger” beginning on page 22 and “The Merger Agreement” beginning on page 45.

Record Date

If you were a Laurel Capital shareholder at the close of business on             , 2006, you may vote at the special meeting. As of that date, there were              issued and outstanding shares of Laurel Capital stock held by approximately              shareholders of record. Laurel Capital shareholders have one vote per share on the merger and any other matter that may properly come before the special meeting.

Vote Required

The presence in person or by proxy of the holders of a majority of the shares of Laurel Capital stock outstanding on the record date will constitute a quorum for the transaction of business at the special meeting. Laurel Capital will count abstentions and “broker non-votes” for purposes of establishing the presence of a quorum at the meeting.

The approval of the merger agreement requires the affirmative vote of a majority of the votes cast on such matter. In addition, the affirmative vote of a majority of the votes cast on the matter at the special meeting is required to approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement and any other matter properly submitted to shareholders for their consideration at the special meeting.

Any “broker non-votes” submitted by brokers or nominees in connection with the special meeting will not be counted for purposes of determining the number of votes cast on a proposal. “Broker non-votes” are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under the applicable New York Stock Exchange rules, which apply to brokers that are NYSE members trading in non-NYSE stock. Under these rules, the proposals to approve the merger agreement and to adjourn the special meeting are not items on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions within ten days of the special meeting. Because of the vote required for both the proposal to approve the merger agreement and the proposal to adjourn the special meeting, abstentions and “broker non-votes” will have no effect on these proposals.

Each director and executive officer of Laurel Capital has entered into a voting agreement with First Commonwealth pursuant to which he or she has agreed to vote all his or her shares of Laurel Capital stock in favor of the merger agreement. These voting agreements increase the likelihood that the merger agreement will be approved by the shareholders of Laurel Capital. On the record date, the executive officers and directors of Laurel Capital had voting power with respect to an aggregate of 225,076 shares of Laurel Capital stock or approximately 11.3% of the shares of Laurel Capital stock then outstanding.

Recommendations of the Laurel Capital Board of Directors

The Laurel Capital board has unanimously approved and adopted the merger agreement and the transactions contemplated thereby. The Laurel Capital board believes that the merger is fair to and in the best interests of Laurel Capital and its shareholders and unanimously recommends that you vote FOR approval of the merger agreement and the transactions contemplated thereby. The Laurel Capital board also unanimously recommends that you vote FOR approval of any proposal that may be made to adjourn the special meeting if necessary to solicit additional proxies to vote in favor of the merger agreement.

Solicitation and Revocation of Proxies

Laurel Capital has enclosed a form of proxy with this proxy statement/prospectus. Shares represented by a proxy will be voted at the special meeting as specified in the proxy. Proxies that are properly signed and dated but that do not have voting instructions will be voted by the proxy holders FOR the merger, FOR adjournment, if necessary, and in the discretion of the proxy holder as to any other matter that may properly come before the meeting.

Laurel Capital asks you to vote by completing, dating and signing the accompanying proxy card and returning it promptly to Laurel Capital in the enclosed, postage-paid envelope even if you plan to attend the meeting in person. You should not send your stock certificates in the envelope provided for returning your proxy card.

If you deliver a properly executed proxy, you may revoke the proxy at any time before it is exercised. You may revoke your proxy in either of the following ways:

•	You may file with the Secretary of Laurel Capital prior to the special meeting, at Laurel Capital’s principal executive offices, either a written revocation of the proxy or a duly executed proxy bearing a later date.

•	You may attend the special meeting and vote in person. Presence at the meeting will not revoke your proxy unless and until you vote in person. If your shares are held in the name of your broker, bank or other nominee and you wish to vote in person, you must bring an account statement and authorization from your nominee so that you can vote your shares.

Laurel Capital is soliciting proxies for use at the special meeting, and Laurel Capital will bear the cost of solicitations of proxies from its shareholders. In addition to solicitation by mail, directors, officers and employees of Laurel Capital may solicit proxies from shareholders by telephone, in person or through other means. These persons will not receive additional compensation, but they will be reimbursed for the reasonable out-of-pocket expenses they incur in connection with this solicitation. Laurel Capital will also make arrangements with brokerage firms, fiduciaries and other custodians who hold shares of record to forward solicitation materials to the beneficial owners of these shares. Laurel Capital will reimburse these brokerage firms, fiduciaries and other custodians for their reasonable out-of-pocket expenses in connection with this solicitation.

Other Matters

No matters other than those set forth in the notice of meeting that accompanies this proxy statement/prospectus, and appropriate procedural matters, may be considered at the special meeting. If other matters are properly presented at the special meeting, the persons named in the proxy will have authority to vote all proxies in accordance with their judgment on any such matter.

THE COMPANIES INVOLVED IN THE MERGER

First Commonwealth

First Commonwealth is a Pennsylvania corporation and a registered bank holding company engaged in the retail banking business through its wholly-owned subsidiary, First Commonwealth Bank, and offers personal financial planning, employee benefit services and investment and insurance products through its wholly owned subsidiary First Commonwealth Financial Advisors and its indirect wholly owned subsidiary First Commonwealth Insurance Agency. First Commonwealth also owns 50% of Commonwealth Trust Credit Life Insurance Company, which provides reinsurance for credit life and credit accident and health insurance sold by First Commonwealth Insurance Agency and the insurance agency subsidiary of the other 50% owner of Commonwealth Trust Credit Life Insurance Company. As of March 31, 2006, First Commonwealth had consolidated total assets of $5.9 billion, deposits of $4.0 billion and shareholders’ equity of $516 million.

First Commonwealth Bank is a Pennsylvania-chartered commercial bank headquartered in Indiana, Pennsylvania. First Commonwealth Bank conducts business through 100 retail branch offices in the counties of Allegheny, Armstrong, Beaver, Bedford, Blair, Butler, Cambria, Clearfield, Elk, Indiana, Jefferson, Lawrence, Somerset, Washington, and Westmoreland, Pennsylvania. First Commonwealth Bank offers a full range of financial services including such general retail banking services as demand, savings and time deposits and mortgage, consumer installment and commercial loans.

Financial and other information relating to First Commonwealth, including information relating to First Commonwealth’s current directors and executive officers, is set forth in First Commonwealth’s annual report on Form 10-K for the fiscal year ended December 31, 2005 and quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006 and First Commonwealth’s Proxy Statement for the 2006 Annual Meeting of Shareholders, which are incorporated by reference to this proxy statement/prospectus. Copies of those materials may be obtained from First Commonwealth as indicated under “Incorporation of Certain Documents by Reference” on page 105.

Laurel Capital

Laurel Capital is a Pennsylvania corporation and the holding company for Laurel Savings Bank, a Pennsylvania stock savings bank. As of March 31, 2006, Laurel Capital had consolidated total assets of $314.3 million, deposits of $258.8 million and shareholders’ equity of $27.8 million.

Laurel Savings Bank operates eight branch offices in Allegheny and Butler Counties, Pennsylvania. Laurel Savings Bank is primarily engaged in attracting deposits from the general public and using these funds to originate permanent first mortgage loans on single-family residential properties, and, to a lesser extent, multi-family residential loans, construction and development loans, commercial real estate loans and consumer loans.

Financial and other information relating to Laurel Capital is set forth in this proxy statement/prospectus under “Business of Laurel Capital” beginning on page 62, “Security Ownership of Certain Beneficial Owners and Management of Laurel Capital” beginning on page 87, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Laurel Capital” beginning on page 88 and in the consolidated financial statements of Laurel Capital beginning on page F-1.

THE MERGER

The detailed terms of the merger are contained in the merger agreement attached as Annex A to this proxy statement/prospectus and are incorporated in this proxy statement/prospectus by this reference. The following discussion and the discussion under “The Merger Agreement” describe the more important aspects of the merger and the material terms of the merger agreement. These descriptions are qualified by reference to the merger agreement. We encourage you to read the merger agreement carefully.

Structure of the Merger

The merger agreement provides that, after approval of the merger agreement by the shareholders of Laurel Capital and the satisfaction or waiver of the other conditions to the merger, Laurel Capital will merge with and into First Commonwealth, with First Commonwealth continuing as the surviving corporation.

The articles of incorporation and bylaws of First Commonwealth as in effect immediately prior to the merger will be the articles of incorporation and bylaws of the surviving corporation. The board of directors and officers of First Commonwealth immediately prior to the merger will be the board of directors and officers of the surviving corporation after the merger.

Timing of the Closing

The closing of the merger will occur on the fifth business day after the satisfaction or waiver of all of the conditions to the merger, including the receipt of all regulatory approvals and the expiration of all statutory waiting periods, or on such other date as the parties mutually agree. The parties currently anticipate that the closing will occur during the third quarter of 2006.

Conversion of Laurel Capital Stock

In the merger, each share of Laurel Capital stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into the right to receive, at the holder’s election, either $28.25 in cash without interest or a number of shares of First Commonwealth stock calculated by dividing $28.25 by the average closing price of the First Commonwealth stock on the New York Stock Exchange for the ten trading days ending with the trading day immediately before the date on which all required regulatory approvals have been received and all statutory waiting periods for such approvals have expired, provided, that if First Commonwealth enters into a definitive agreement with a third party providing for the acquisition by such third party of substantially all of the assets of First Commonwealth or at least a majority of the outstanding shares of First Commonwealth’s stock, then the average closing price will be calculated instead using the average closing price of the First Commonwealth stock on the NYSE for the ten trading days ending with the last trading day preceding the date on which such acquisition is first publicly announced.

First Commonwealth will not issue any fractional shares in the merger. In lieu of issuing a fractional share, First Commonwealth will pay an amount of cash determined by multiplying that fraction by the average closing price of the First Commonwealth stock used in determining the exchange ratio.

If there is a change in the number or classification of shares of First Commonwealth stock outstanding as a result of a stock split, stock dividend, reclassification, recapitalization, or other similar transaction, the exchange ratio will be proportionately adjusted.

Your election to receive either cash, stock or a combination of cash and stock is subject to the allocation and proration procedures as well as other provisions in the merger agreement. See “—Alocation and Proration Procedures” beginning on page 24.

Assuming an average closing price of $             and that exactly 70% of the outstanding Laurel Capital shares are exchanged for First Commonwealth stock, after the merger the former shareholders of Laurel Capital will own              shares of First Commonwealth stock, or approximately     % of the issued and outstanding shares of First Commonwealth stock, based on the              shares of First Commonwealth stock and              shares of Laurel Capital stock outstanding on                     , 2006.

Election Procedures

First Commonwealth has selected The Bank of New York, which is the current transfer agent for First Commonwealth, to serve as the exchange agent for purposes of effecting the election, allocation, and proration procedures. An election form and letter of transmittal will be provided in a separate mailing. In the election form, you may elect to receive either:

•	First Commonwealth stock with respect to all of your shares of Laurel Capital stock,

•	cash with respect to all of your shares of Laurel Capital stock, or

•	First Commonwealth stock in exchange for a specified number of shares of Laurel Capital stock and cash in exchange for a specified number of shares of Laurel Capital stock.

Shares of Laurel Capital stock with respect to which a shareholder elects to receive First Commonwealth stock are referred to as stock election shares, and shares of Laurel Capital stock with respect to which a shareholder elects to receive cash are referred to as cash election shares. Shares of Laurel Capital stock as to which an effective election is not made in a timely fashion are referred to as no election shares.

The deadline for you to deliver your election form and letter of transmittal to the exchange agent is                     , 2006, the last business day prior to the special meeting, provided, that if all required regulatory approvals have not been obtained and all statutory waiting periods related to such regulatory approvals have not expired prior to such date, First Commonwealth will extend the election deadline until the third business day following the receipt of the final regulatory approval and the expiration of all statutory waiting periods related to such regulatory approvals required to consummate the merger. First Commonwealth will make a public announcement providing information regarding the new election deadline in that situation.

All elections must be made on an election form. To make an effective election with respect to shares of Laurel Capital stock, you must deliver the following items to the exchange agent prior to the election deadline:

•	a properly completed election form and letter of transmittal;

•	your certificates for shares of Laurel Capital stock or an appropriate guarantee of delivery; and

•	any other required documents described in the election form and letter of transmittal.

You may change your election by submitting to the exchange agent a properly completed and signed revised election form and letter of transmittal and all required additional documents. To be effective, however, the exchange agent must receive these revised documents prior to the election deadline. If some but not all of the revised documents are received by the election deadline, all of the holder’s shares will be considered no election shares.

You may revoke your prior valid election by written notice received by the exchange agent prior to the election deadline. You may also revoke a prior valid election by submitting a written withdrawal of your share certificates or of the notice of guaranteed delivery of your share certificates previously deposited with the exchange agent. Again, the exchange agent must receive this written withdrawal before the election deadline.

Do not return your certificates representing shares of Laurel Capital stock with the enclosed proxy. The stock certificates should only be forwarded to the exchange agent with the election form and letter of transmittal.

If you have a preference as to the form of consideration to be received for your shares of Laurel Capital stock, you should make an election. Shares as to which an election is made will be given priority in allocating the merger consideration over shares for which an election is not received. None of First Commonwealth, the board of directors of First Commonwealth, Laurel Capital, or the board of directors of Laurel Capital makes any recommendation as to whether you should elect to receive cash, First Commonwealth stock or a combination of cash and First Commonwealth stock.

Following the completion of the merger and upon surrender of all of the certificates representing shares of Laurel Capital stock registered in your name, or a satisfactory indemnity if any of such certificates are lost, stolen or destroyed, together with a properly completed letter of transmittal, The Bank of New York will mail to you the cash and/or First Commonwealth stock to which you are entitled, less the amount of any required withholding taxes. You will not receive interest on any cash. If the merger is not approved, all stock certificates previously submitted will promptly be returned.

Dividends declared by First Commonwealth after the completion of the merger will be payable on all shares First Commonwealth stock issued in the merger, but no dividend or other distribution payable to the holders of record of First Commonwealth stock at or as of any time after the completion of the merger will be paid to holders of Laurel Capital stock who receive First Commonwealth stock in the merger until they physically surrender all certificates as described above. After the completion of the merger, the stock transfer books of Laurel Capital will close, and there will be no transfers on the transfer books of Laurel Capital.

Allocation and Proration Procedures

The merger agreement provides that no more than 30% of the outstanding shares of Laurel Capital stock will be converted into cash in the merger. It is unlikely that shareholders owning exactly 70% of the outstanding Laurel Capital shares will elect to receive First Commonwealth stock and shareholders owning exactly 30% will elect to receive cash. As a result, the merger agreement describes procedures to be followed if Laurel Capital shareholders in the aggregate elect to receive more or less of the First Commonwealth stock than First Commonwealth has agreed to issue. These procedures are summarized below.

If Cash Is Undersubscribed: If Laurel Capital shareholders elect to receive less than 30% of the aggregate merger consideration in cash, then:

•	The exchange agent will first reclassify no election shares as cash-election shares. If less than all no election shares need to be reclassified in order to result in 30% of the merger consideration being paid in cash, the exchange agent will reclassify no election shares as cash election shares on a pro rata basis (subject to rounding to avoid the reclassification of partial shares), and the remaining no election shares will be reclassified as stock-election shares.

•	If the amount of cash to be paid after the reclassification of all no election shares is still less than 30% of the aggregate merger consideration, the exchange agent will reclassify stock-election shares as cash-election shares as necessary to reach 30% cash. The stock-election shares so reclassified will be taken on a pro rata basis from all stock-election shares (subject to rounding to avoid the reclassification of partial shares).

However, if cash is undersubscribed, First Commonwealth may choose to reduce the percentage of the aggregate merger consideration that is paid in cash (and thereby increase the percentage of the aggregate merger consideration that is paid the form of First Commonwealth stock) to allow all or a greater percentage of stock election shares and no election shares to be converted into shares of First Commonwealth stock.

If First Commonwealth Stock Is Undersubscribed: If Laurel Capital shareholders elect to receive less than 70% of the aggregate merger consideration in shares of First Commonwealth stock, then:

•	The exchange agent will first reclassify no election shares as stock-election shares. If less than all no election shares need to be reclassified in order to result in 70% of the merger consideration being paid in stock, the exchange agent will reclassify no election shares as stock-election shares on a pro rata basis (subject to rounding to avoid the reclassification of partial shares) and the remaining no election shares will be reclassified as cash-election shares.

•	If the stock issuable after the reclassification of all no election shares is still less than 70% of the aggregate merger consideration, the exchange agent will reclassify cash-election shares as stock-election shares as necessary to reach 70% stock. The cash-election shares so reclassified will be taken on a pro rata basis from all cash election shares (subject to rounding to avoid the reclassification of partial shares).

There is no guarantee that you will receive the exact form and proportion of consideration that you elect to receive.

Background of the Merger

From time to time over the past several years and most recently in June 2005, the Laurel Capital board of directors has periodically discussed and reviewed Laurel Capital’s business, performance and prospects and has considered various strategic alternatives. The strategic alternatives considered by the Laurel Capital board of directors have included continuing its on-going operations as an independent institution, acquiring other depository institutions or branch offices and entering into a merger or acquisition transaction with a similarly sized or larger institution. The Laurel Capital board of directors has also periodically reviewed the competitive environment in the bank’s market area and merger and consolidation activity in the financial services industry in general and in western Pennsylvania and eastern Ohio in particular.

On July 21, 2005 at the regular meeting of the board of directors of Laurel Capital, the board reviewed Laurel Capital’s projected financial performance and current market conditions. At such meeting, as a result of such discussions in concert with the discussions held by the board in June 2005, the board determined it was appropriate to seek the advice of an investment banking firm to evaluate the various strategic alternatives available to Laurel Capital, including the potential value of Laurel Capital in a sale of control transaction. The board of directors authorized Edwin R. Maus, the President and Chief Executive Officer, to request proposals from various investment banking firms to represent Laurel Capital. Such firms made detailed presentations at a special meeting of the board of directors held on October 5, 2005 with respect to their proposed engagement by Laurel Capital. At a special meeting of the Laurel Capital board of directors on November 10, 2005, the board selected Janney, a nationally recognized investment banking firm that is experienced in advising banks and thrift institutions in the area of strategic planning as well as merger and acquisition transactions, to represent it and authorized Mr. Maus to negotiate, with assistance of counsel, the terms for Janney’s engagement. Laurel Capital engaged Janney as of December 22, 2005.

At a special meeting of the board of directors held on January 20, 2006, Janney made a detailed presentation outlining the various strategic alternatives available to Laurel Capital, including a possible sale or merger of the company. After careful consideration and extensive discussion, the Board concluded that it would be in Laurel Capital’s best interests to consider a possible merger transaction. The Laurel Capital board authorized Janney to prepare, with the assistance of management and counsel, a confidential information memorandum which would be used to solicit indications of interest. At the regular board meeting held on February 16, 2006, the board of directors authorized management to finalize the confidential information memorandum and authorized Janney to contact selected institutions that were considered likely to have some interest in engaging in a business transaction with Laurel Capital.

In late February 2006, Janney contacted 16 institutions on Laurel Capital’s behalf, including First Commonwealth, to inquire whether they were interested in discussing a possible business combination transaction with Laurel Capital. Prospective bidders, including First Commonwealth, were asked to submit preliminary indications of interest for a merger with Laurel Capital by March 17, 2006. Of the 16 institutions contacted, 12, including First Commonwealth signed confidentiality agreements and received the confidential information memorandum and six, including First Commonwealth submitted preliminary indications of interest.

At a special meeting on March 21, 2006, Laurel Capital’s board of directors met to consider the six preliminary indications of interest which Janney had received on behalf of Laurel Capital. First Commonwealth made a fixed price proposal to acquire all of Laurel Capital’s shares of stock in a merger for $27.00 per share, with the merger consideration to be paid in a combination of cash and stock, with the aggregate stock portion of the merger consideration to amount to at least 70% of the aggregate merger consideration. The proposal also provided that the exchange ratio would be based upon the average trading price of First Commonwealth stock over a ten-day trading period ending prior to closing and did not include any price collars or any price conditions. One other bidder proposed to acquire Laurel Capital at a slightly higher nominal value of $27.50 per share as of the date of signing the definitive agreement with the merger consideration to consist of a combination of stock and cash, with 75% of the merger consideration consisting of shares of stock of such bidder. The exchange ratio of this proposal was to be calculated using the average trading price of the bidder’s stock over the ten-day trading period ending immediately prior to the execution of the definitive merger agreement, resulting in a fixed exchange ratio rather than a fixed price transaction. The proposal did not include price collars or any other price conditions. The other four proposals were at price levels below First Commonwealth’s proposal. All the proposals were subject to a due diligence review of Laurel Capital by the bidders. The Laurel Capital board of directors reviewed each indication of interest in detail with Janney and reviewed the financial and market performance of each bidder. Laurel Capital’s special counsel, Elias, Matz, Tiernan & Herrick L.L.P. (which we refer to as Elias, Matz), discussed the legal aspects of each proposal and the board’s fiduciary duties. After discussion of all the proposals, the board authorized management and Janney to pursue discussions regarding a possible merger with both First Commonwealth and the other bidder specifically referenced above requesting representatives of each to meet with the Laurel Capital board of directors.

Janney contacted First Commonwealth and the other bidder and scheduled meetings between the Laurel Capital board of directors and representatives of each bidder. On March 30, 2006, the Laurel Capital board of directors met with David S. Dahlman, Chairman of the Board, Joseph E. O’Dell, President and Chief Executive Officer of First Commonwealth, Jerry Thomchick, Senior Executive Vice President and Chief Operating Officer of First Commonwealth and John J. Dolan, Executive Vice President and Chief Financial Officer. Representatives of Janney were also present at this meeting. At this meeting, the parties discussed their respective institutions, including their historical financial performance, their operations, their strategic plans and their management philosophies. Also on March 30, 2006, the Laurel Capital board of directors and Janney met with representatives of and discussed the same matters with representatives of the other bidder. In accordance with the process discussed with Laurel Capital’s board of directors, Janney asked each of First Commonwealth and the other bidder to submit their best offer by 12:00 noon on April 5, 2006.

On April 5, 2006, Janney received revised proposals from each of First Commonwealth and the other bidder. At a special meeting of the Laurel Capital Board on April 7, 2006, Janney compared the revised proposals with the board. Under the terms of the final revised proposal of First Commonwealth, it proposed to acquire all the outstanding shares of Laurel Capital stock in a merger at a price of $28.25 per share, on a fixed price basis, with the merger consideration consisting of a combination of 70% First Commonwealth stock and 30% cash. The exchange ratio would be determined by reference to the average trading price of First Commonwealth stock over a ten-day trading period ending prior to the consummation of the merger. The other bidder, in its final revised proposal, proposed to acquire all the outstanding shares of Laurel Capital stock in a merger with an initial price of $28.25 as of the date of execution of the definitive merger agreement with a fixed exchange ratio. Under the other bidder’s proposal, the exchange ratio would be fixed at the time of the execution of the definitive merger agreement based on the ten-day average trading value of the other bidder’s stock immediately preceding the execution date. Thus, the value of the transaction could be more or less than $28.25 at the time of closing the merger, depending on the market value of the other bidder’s stock subsequent to execution of the definitive merger agreement. Neither proposal included any price collars or price conditions. Elias, Matz reviewed with Laurel Capital’s board of directors the legal terms of each proposal. The board of directors considered both proposals in detail as well as the history and prospects of both First Commonwealth and the other bidder. On the basis of this information and after careful review of each bidder’s proposal, the Laurel Capital board of directors directed management and its advisors to negotiate a definitive merger agreement with First Commonwealth and to present such agreement to the board of directors for its consideration and approval. During the next three weeks, management, Elias, Matz and Janney negotiated the terms of the definitive merger agreement, employment-related agreements and other merger-related agreements.

On April 12, 2006, representatives of First Commonwealth began their due diligence review of Laurel Capital at an offsite location. This review included, among other things, interviews with Laurel Capital’s officers, discussions with Laurel Capital’s outside auditors, a review of selected loan files and a review of other documents requested by First Commonwealth. By the end of the day on April 13, 2006, First Commonwealth had substantially completed its due diligence review of Laurel Capital and indicated to Laurel Capital that it had found no significant issues that would cause it to want to modify its offer. First Commonwealth’s counsel delivered to Laurel Capital’s counsel a draft of the merger agreement on April 13, 2006.

On April 12, 2006, representatives of Laurel commenced a due diligence review of First Commonwealth at an offsite location. Such due diligence review continued on April 13, 2006 with the assistance of Janney. On April 14, 2006, Janney continued the due diligence review of First Commonwealth at First Commonwealth’s headquarters. At that time, First Commonwealth confirmed to Janney that it found no issues that would prevent the execution of a merger agreement on the terms offered by First Commonwealth.

On April 27, 2006, the Laurel Capital board of directors held a special meeting to consider the proposed merger with First Commonwealth. At this meeting, Janney made a detailed presentation to the board of directors, including a financial analysis of the proposed merger. In addition, Janney delivered its oral opinion concerning the fairness, from a financial point of view, of the proposed consideration to be received by Laurel Capital’s shareholders as set forth in the merger agreement, which was later confirmed in writing. Elias, Matz reviewed in detail with the board of directors the terms of the merger agreement and related documents and matters. The Board considered the terms of the merger agreement, the potential advantages and risks associated with the merger, and the financial analyses of Janney. Following discussion, by the unanimous vote of all directors, the Laurel Capital board of directors approved the merger agreement, the employment-related agreements and the other merger-related agreements and the transactions contemplated by these agreements, authorized management to enter into the merger agreement, the employment-related agreements and the other merger-related agreements and agreed to recommend that shareholders vote their shares in favor of approving the merger agreement. Following the close of the financial markets on the afternoon of April 27, 2006, Laurel Capital and First Commonwealth executed the merger agreement, the employment-related agreements and the other merger-related agreements and issued a joint press release publicly announcing the transaction.

Recommendation of the Laurel Capital Board of Directors and Reasons for the Merger

After careful consideration, the Laurel Capital board unanimously approved the merger agreement and unanimously recommends that Laurel Capital shareholders vote “FOR” approval and adoption of the merger agreement.

The Laurel Capital board has determined that the merger is fair to, and in the best interests of, Laurel Capital and its shareholders. In approving the merger agreement, the Laurel Capital board consulted with Janney with respect to the financial aspects and fairness of the merger consideration to be received by Laurel Capital shareholders from a financial point of view and with its legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, the Laurel Capital board also considered a number of factors, including the following:

•	the board’s familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Laurel Capital;

•	the current and prospective environment in which Laurel Capital operates, including regional and local economic conditions, the competitive environment for savings banks and other financial institutions generally and the increased regulatory burdens, and the cost associated therewith, on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	the financial presentation of Janney and the opinion of Janney that, as of the date of such opinion, the merger consideration of $28.25 per share was fair, from a financial point of view, to the holders of Laurel Capital stock (see “Opinion of Laurel Capital’s Financial Advisor,” beginning on page 30);

•	the historical market prices of the Laurel Capital stock and the fact that the $28.25 per share merger consideration represented a 26.7% premium over the per share closing price of the Laurel Capital stock on the business day before the merger was announced and a 33.0% premium over the average per share closing prices of the Laurel Capital stock during the four-week period immediately preceding the merger announcement;

•	the ability of Laurel Capital shareholders to elect to receive cash or shares of stock of First Commonwealth, subject to certain limitations;

•	the increased value for shareholders of Laurel Capital as a result of First Commonwealth’s historically higher dividend yield;

•	the increased liquidity for shareholders of Laurel Capital as holders of First Commonwealth stock, which is traded on the New York Stock Exchange rather than Nasdaq and has a significantly greater float and average trading volumes;

•	results that could be expected to be obtained by Laurel Capital if it continued to operate independently, and the likely benefits to shareholders of continued independent operations, as compared with the value of the merger consideration being offered by First Commonwealth;

•	the ability of First Commonwealth to pay the aggregate merger consideration and to receive the requisite regulatory approvals in a timely manner;

•	the fact that the consideration to be received in the merger is fixed at $28.25 per share, thus eliminating any uncertainty in valuing the merger consideration to be received by Laurel Capital shareholders;

•	the business operations, earnings and financial condition of First Commonwealth on an historical and prospective basis and the historical market price and potential future value of First Commonwealth’s stock;

•	the current and prospective economic and competitive environment of First Commonwealth relative to the financial services industry generally;

•	the tax consequences of the merger to Laurel Capital shareholders;

•	the results of Laurel Capital’s due diligence review of First Commonwealth;

•

the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, a provision which permits Laurel

Capital’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, or engage in negotiations with, a third party which has submitted an unsolicited proposal to acquire Laurel Capital, a provision providing for Laurel Capital’s payment of a termination fee to First Commonwealth if the merger agreement is terminated under certain circumstances and the effect such termination fee could have on a third party’s decision to propose a merger or similar transaction to Laurel Capital at a higher price than that contemplated by the merger with First Commonwealth;

•	the financial interests of the directors and executive officers of Laurel Capital in the transaction that are in addition to their interests as shareholders;

•	the effects of the merger on Laurel Capital’s depositors and customers and the communities served by Laurel Capital; and

•	the effects of the merger on Laurel Capital’s employees, including the prospects for employment with a growing organization such as First Commonwealth and the severance and other benefits agreed to be provided by First Commonwealth to Laurel Capital’s employees.

The discussion and factors considered by the Laurel Capital board is not intended to be exhaustive, but includes all material factors considered. In approving the merger agreement, the Laurel Capital board did not assign any specific or relative weights to any of the foregoing factors and individual directors may have weighted factors differently.

Opinion of Laurel Capital’s Financial Advisor

Pursuant to the terms of its agreement, Janney Montgomery Scott LLC was retained by Laurel Capital to act as its financial advisor in connection with a possible business combination with First Commonwealth. Laurel Capital selected Janney because of Janney’s knowledge of, experience with, and reputation in the financial services industry. Janney agreed to assist Laurel Capital in analyzing, structuring, negotiating and effecting a possible merger. Janney, as part of its investment banking business, continually engages in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Janney acted as financial advisor to Laurel Capital in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. Laurel Capital’s board considered and approved the merger agreement at the April 27, 2006 board meeting. Janney delivered an oral opinion, subsequently confirmed in writing, that as of April 27, 2006, the merger consideration was fair to Laurel Capital’s shareholders from a financial point of view.

The full text of Janney’s updated opinion is attached as Annex B to this joint proxy statement/prospectus. Laurel Capital’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Janney in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion.

Janney’s opinion speaks only as of the date of the opinion. The opinion was directed to the Laurel Capital board of directors and addresses only the fairness, from a financial point of view, of the consideration offered in the merger. It does not address the underlying business decision of Laurel Capital to proceed with the merger or any other aspect of the merger and does not constitute a recommendation to any Laurel Capital shareholder as to how such shareholder should vote at the special meeting with respect to the merger or the form of consideration a shareholder should elect in the merger or any other matter.

In rendering its opinion, Janney reviewed and considered, among other things:

(a)	the merger agreement;

(b)	certain publicly available financial statements and other historical financial information of Laurel Capital that Janney deemed relevant;

(c)	certain publicly available financial statements and other historical financial information of First Commonwealth that Janney deemed relevant;

(d)	internal financial projections for Laurel Capital for the year ending June 30, 2006 prepared by and reviewed with management of Laurel Capital;

(e)	earnings per share estimates for First Commonwealth for the years ended December 31, 2006 and 2007 based on the consensus earnings per share estimates of the equity research analysts covering First Commonwealth combined with discussions of such estimates with management of First Commonwealth;

(f)	the pro forma financial impact of the merger on First Commonwealth, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings;

(g)	the publicly reported historical stock price and trading activity for Laurel Capital and First Commonwealth’s common stock, including a comparison of certain financial and stock market information for Laurel Capital and First Commonwealth with similar publicly available information for certain other companies, the securities of which are publicly traded;

(h)	the financial terms of certain recent business combinations in the banking industry, to the extent publicly available;

(i)	the current market environment generally and the banking environment in particular; and

(j)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Janney considered relevant.

Janney also discussed with certain members of senior management of Laurel Capital the business, financial condition, results of operations and prospects of Laurel Capital and held similar discussions with certain members of senior management of First Commonwealth regarding the business, financial condition, results of operations and prospects of First Commonwealth.

In performing its review and in rendering its opinion, Janney relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Laurel Capital or First Commonwealth or their respective representatives or that was otherwise reviewed by Janney, and assumed such accuracy and completeness for purposes of rendering its opinion. Janney further relied on the assurances of management of Laurel Capital and First Commonwealth that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Janney has not been asked to and has not undertaken any independent verification of any such information and Janney does not assume any responsibility or liability for the accuracy or completeness thereof. Janney did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Laurel Capital or First Commonwealth or any of their subsidiaries, or the collectibility of any such assets, nor has Janney been furnished with any such evaluations or appraisals. Janney did not make any independent evaluation of the adequacy of the allowance for loan losses of Laurel Capital or First Commonwealth or any of their subsidiaries nor has Janney reviewed any individual credit files and has assumed that their respective allowances for loan losses are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

The earnings projections for Laurel Capital used and relied upon by Janney in certain of its analyses were based upon Laurel Capital’s internal financial projections prepared by and reviewed with management. The earnings projections for First Commonwealth used and relied upon by Janney in certain of its analyses were based on the consensus earnings per share estimates of the equity research analysts covering First Commonwealth combined with discussions of such estimates with management of First Commonwealth. The financial projections provided by management of Laurel Capital were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as other estimates used by Janney in its analyses, were based on numerous variables and assumptions that are inherently uncertain, and accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Janney also made numerous assumptions with respect to industry performance, business, economic and market conditions and various other matters, many of which cannot be predicted and are beyond the control of Laurel Capital and First Commonwealth and Janney. The analyses performed by Janney are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Janney prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Laurel Capital board of directors on April 27, 2006. In addition, Janney’s opinion was among several factors taken into consideration by the Laurel Capital board of directors in making its decision to approve the merger agreement and the merger.

Janney’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion. Janney has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Janney expressed no opinion herein as to what the value of First Commonwealth’s common stock will be when issued to Laurel Capital’s shareholders pursuant to the merger agreement or the prices at which Laurel Capital’s or First Commonwealth’s common stock may trade at any time.

In rendering its opinion, Janney performed a variety of financial analyses. The following is a summary of the material analyses prepared by Janney for its meeting with the Laurel board on April 27, 2006. The summary is not a complete description of all the analyses underlying Janney’s opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Janney believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. The financial analyses summarized below include information presented in a tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. Also, no company or transaction used in the comparable analyses listed below is identical to Laurel Capital or First Commonwealth and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transactions values, as the case may be, of Laurel Capital or First Commonwealth and the companies to which they are being compared.

Summary of Proposal. Janney reviewed the financial terms of the proposed transaction. Based on an implied transaction price per share of $28.25, 1,991,177 shares of Laurel Capital common stock outstanding and 83,778 options to purchase Laurel Capital common stock at a weighted average exercise price of $14.84, Janney calculated the aggregate merger consideration to be $57.4 million.

Based upon Laurel Capital’s financial information as of and for the twelve months ended December 31, 2005, Janney calculated the following ratios:

Transaction Ratios

Transaction Price / Last Twelve Months EPS	27.5	x
Transaction Price / Estimated 2006 EPS	28.3	x
Transaction Price / Stated Book Value per Share	201.4%
Transaction Price / Stated Tangible Book Value per Share	227.3%
Tangible Book Premium / Core Deposits	14.0	%(1)
Premium to Market	27.8	%(2)

(1)	Tangible Book Premium / Core Deposits is equal to (Total Deal Consideration—Tangible Book Value)/Core Deposits. Core Deposits exclude brokered certificates of deposits and time deposits greater than $100,000.
(2)	Calculated based on the closing sales price of Laurel Capital’s common stock as of April 24, 2006.

For purposes of Janney’s analyses, earnings per share were based on fully diluted earnings per share.

Stock Trading History. Janney reviewed the reported closing per share market prices and volume of the common stock of First Commonwealth and Laurel Capital and the relationship between the movements in the prices of First Commonwealth’s common stock and Laurel Capital’s common stock, respectively, to movements in certain stock indices, including the NASDAQ Bank Index, S&P Bank Index, S&P 500 Index and to the weighted average (by market capitalization) performance of a peer group of publicly-traded financial institutions headquartered in Pennsylvania, Ohio and West Virginia. The institutions included in these peer groups are identified in the section “Comparable Company Analysis” below.

During the one-year and three-year period ended April 24, 2006, First Commonwealth’s and Laurel Capital’s common stock both underperformed the NASDAQ Bank, S&P Bank and S&P 500 Indices. However, both First Commonwealth and Laurel Capital outperformed the indices for their relative peer groups over both the one-year and three-year periods ending April 24, 2006.

One-Year Stock Performance of First Commonwealth and Laurel Capital

	Beginning Index Value April 22, 2005	Ending Index Value April 24, 2006
First Commonwealth	100.00%	104.96%
First Commonwealth Peer Group	100.00%	103.64%
Laurel Capital	100.00%	100.45%
Laurel Capital Peer Group	100.00%	99.19%
NASDAQ Bank Index	100.00%	112.78%
S&P Bank Index	100.00%	108.17%
S&P 500 Index	100.00%	113.54%

Three-Year Stock Performance of First Commonwealth and Laurel Capital

	Beginning Index Value April 24, 2003	Ending Index Value April 24, 2006
First Commonwealth	100.00%	113.12%
First Commonwealth Peer Group	100.00%	109.65%
Laurel Capital	100.00%	115.46%
Laurel Capital Peer Group	100.00%	109.94%
NASDAQ Bank Index	100.00%	141.18%
S&P Bank Index	100.00%	130.87%
S&P 500 Index	100.00%	143.52%

Comparable Company Analysis. Janney used publicly available information to compare selected financial and market trading information for Laurel Capital and a group of thrift institutions headquartered in Pennsylvania and Ohio selected by Janney. This peer group consisted of the following publicly traded thrift institutions with total assets between $250 million and $1 billion:

•	PVF Capital Corp.

•	Harleysville Savings Financial Corporation

•	Fidelity Bancorp, Inc.

•	TF Financial Corporation

•	First Star Bancorp, Inc.

•	First Keystone Financial, Inc.

•	WVS Financial Corp.

•	Wayne Savings Bancshares, Inc.

Janney used publicly available information to compare selected financial and market trading information for First Commonwealth and a group of commercial banking institutions headquartered in Pennsylvania, Ohio and West Virginia selected by Janney. This peer group consisted of the following publicly traded commercial banking institutions with total assets between $2 billion and $12 billion:

•	FirstMerit Corporation

•	Susquehanna Bancshares, Inc.

•	United Bankshares, Inc.

•	F.N.B. Corporation

•	Park National Corporation

•	National Penn Bancshares, Inc.

•	WesBanco, Inc.

•	First Financial Bancorp.

•	Community Banks, Inc.

•	S&T Bancorp, Inc.

•	Harleysville National Corporation

•	Sterling Financial Corporation

•	City Holding Company

For purposes of such analysis, the financial information used by Janney was as of and for the twelve months ended December 31, 2005. Stock price information was as of April 24, 2006. Certain financial data prepared by Janney, and as referenced in the tables presented below, may not correspond to the data presented in Laurel Capital’s and First Commonwealth’s historical financial statements, as a result of the different periods, assumptions and methods used by Janney to compute the financial data presented. The results of this analysis are summarized in the following table:

	Laurel Capital	Peer Group Median	First Commonwealth	Peer Group Median
Loans / assets	69.8%	58.1%	61.4%	67.1%
Borrowings / assets	7.0%	24.7%	23.5%	15.4%
Tangible equity / tangible assets	8.08%	6.51%	6.52%	7.23%
Non-performing assets for more than 90 days / assets	0.22%	0.24%	0.51%	0.39%
Loan loss reserve / non-performing assets for more than 90 days	299.1%	128.0%	124.4%	194.8%
Loan loss provision / net charge offs	NM	314.4%	73.7%	92.2%
Last twelve months core ROAA	0.66%	0.62%	0.90%	1.23%
Last twelve months core ROAE	7.38%	8.50%	10.47%	13.29%
Asset growth rate (year over year)	0.3%	2.9%	(4.1)%	2.5%
Loan growth rate (year over year)	7.9%	7.2%	2.8%	4.5%
Deposit growth rate (year over year)	0.1%	2.3%	2.7%	6.0%
Net interest margin	2.56%	2.24%	3.25%	3.84%
Efficiency ratio	65.60%	65.60%	59.87%	57.61%
Noninterest income / average assets	0.44%	0.42%	0.71%	1.17%
Noninterest expense / average assets	1.98%	1.98%	2.26%	2.65%
Price / last twelve months earnings per share	21.5%	14.7%	16.7%	15.6%
Price / tangible book value per share	177.9%	140.6%	252.1%	278.6%

Comparable Transactions Analysis. Janney reviewed certain financial data related to six groups of comparable thrift transactions.

The first group of comparable transactions included twenty-nine acquisitions announced nationwide from January 1, 2005 to April 24, 2006, involving thrift institutions with an asset size less than $1 billion (which we refer to as the Nationwide transactions). The second group of transactions included sixteen acquisitions of thrift institutions headquartered in Pennsylvania, Maryland, Ohio and West Virginia announced from January 1, 2004 to April 24, 2006, with an asset size less than $1 billion (which we refer to as the PA, MD, OH & WV transactions). The third group of comparable transactions included eleven acquisitions of thrift institutions in Pennsylvania announced from January 1, 2003 to April 24, 2006 (which we refer to as All PA transactions). The fourth group of comparable transactions included ten acquisitions of thrift institutions announced from January 1, 2004 to April 24, 2006 with return on average assets between 0.50% and 0.75% and return on average equity between 6% and 10% (which we refer to as Performance Based transactions). The fifth group of comparable transactions included five acquisitions of thrift institutions headquartered in the Pittsburgh-area announced from January 1, 2003 to April 24, 2006 (which we refer to as the All Pittsburgh transactions). The sixth group of comparable transactions included twelve acquisitions of thrift and bank institutions headquartered in Western Pennsylvania announced between January 1, 2003 and April 24, 2006 (which we refer to as the Western PA Bank / Thrift transactions).

Transaction multiples from the merger were derived from the $28.25 deal price per share and financial data of Laurel Capital as of and for the twelve months ended December 31, 2005. Janney compared these results with announced multiples for the aforementioned transactions. The results of the analysis are summarized in the following table:

	Laurel/ First Commonwealth Transaction		Nationwide Thrift Transactions Median		PA, MD, OH, & WV Thrift Transactions Median		All PA Thrift Transactions Median		Performance Based Thrift Transactions Median		All Pittsburgh Thrift Transactions Median		Western PA Bank/ Thrift Transactions Median
Price/book	201%		168%		167%		178%		171%		162%		192%
Price/tangible book	227%		175%		171%		190%		192%		162%		206%
Price/last twelve months EPS	27.4	x	22.5	x	24.5	x	25.4	x	23.2	x	25.7	x	26.4	x
Price/assets	18.6%		16.8%		18.2%		19.0%		15.8%		21.0%		21.8%
Tangible book premium/core deposits	14.0%		13.2%		15.2%		20.0%		15.2%		13.6%		17.9%

Discounted Dividend and Terminal Value Analysis. Janney estimated the present value of Laurel Capital’s common stock by estimating the future stream of after-tax cash flows of Laurel Capital over the period beginning December 31, 2006 and ending in December 2011. Based on discussions with Laurel Capital’s management, a growth rate of approximately 5% was used to project earnings. To approximate the terminal value, Janney applied price/earnings multiples ranging from 16.0x to 20.0x and multiples of tangible book value ranging from 150% to 190%. The cash flows and terminal values were then discounted to present values using discount rates ranging from 10.0% to 14.0%. The discount rates were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Laurel Capital common stock. As illustrated in the following tables, this analysis indicated an imputed range of values from $13.83 to $19.63 when applying the price/earnings multiples and $13.35 to $19.10 when applying multiples of tangible book value.

Sensitivity Analysis
($ per share)	Discount Rate Range	2011 Estimated Net Income Multiple
		16.0 x	17.0 x	18.0 x	19.0 x	20.0 x
	10.0%	$16.44	$17.24	$18.04	$18.83	$19.63
	11.0%	15.73	16.49	17.25	18.01	18.77
	12.0%	15.06	15.78	16.51	17.23	17.95
	13.0%	14.43	15.12	15.80	16.49	17.18
	14.0%	13.83	14.49	15.14	15.79	16.45

Sensitivity Analysis
($ per share)	Discount Rate Range	2011 Estimated Tangible Book Value Multiple
		150%	160%	170%	180%	190%
	10.0%	$15.86	$16.67	$17.48	$18.29	$19.10
	11.0%	15.17	15.95	16.72	17.49	18.26
	12.0%	14.53	15.27	16.00	16.73	17.47
	13.0%	13.92	14.62	15.32	16.02	16.72
	14.0%	13.35	14.01	14.68	15.35	16.01

Janney also estimated the present value of First Commonwealth’s common stock by estimating the future stream of after-tax cash flows of First Commonwealth over the period beginning December 31, 2006 and ending in December 2011. Based on published earnings estimates and discussions with management, a growth rate of approximately 6% was used to project earnings. To approximate the terminal value, Janney applied price/earnings multiples ranging from 14.0x to 18.0x and multiples of tangible book value ranging from 220% to

300%. The cash flows and terminal values were then discounted to present values using discount rates ranging from 10.0% to 14.0%. The discount rates were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Commonwealth’s common stock. This analysis indicated an imputed range of values from $10.84 to $15.58 when applying the price/earnings multiples and $10.34 to $15.50 when applying multiples of tangible book value.

Sensitivity Analysis
($ per share)	Discount Rate Range	2011 Estimated Tangible Book Value Multiple
		14.0 x	15.0 x	16.0 x	17.0 x	18.0 x
	10.0%	$12.85	$13.54	$14.22	$14.90	$15.58
	11.0%	12.31	12.96	13.61	14.25	14.90
	12.0%	11.79	12.41	13.03	13.64	14.26
	13.0%	11.30	11.89	12.48	13.07	13.66
	14.0%	10.84	11.40	11.96	12.52	13.08

Sensitivity Analysis
($ per share)	Discount Rate Range	2011 Estimated Tangible Book Value Multiple
		220%	240%	260%	280%	300%
	10.0%	$12.24	$13.06	$13.87	$14.68	$15.50
	11.0%	$11.73	$12.50	$13.27	$14.05	$14.82
	12.0%	$11.24	$11.98	$12.71	$13.45	$14.18
	13.0%	$10.78	$11.48	$12.18	$12.88	$13.58
	14.0%	$10.34	$11.01	$11.68	$12.34	$13.01

In connection with the discounted dividend and terminal value analysis performed, Janney considered and discussed with Laurel Capital’s board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net income and the dividend payout ratio (the percentage of earnings per share payable to shareholders). Janney noted that the discounted dividend and terminal value analysis is a widely used valuation methodology, but the results are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of the actual values or expected values of Laurel Capital or First Commonwealth common stock.

Financial Impact Analysis. Janney performed a pro forma merger analysis that combined projected balance sheet and income statement information of First Commonwealth and Laurel Capital. The analysis assumed that 70% of Laurel Capital’s shares were exchanged for shares of First Commonwealth common stock at an exchange ratio of 2.005 shares and that 30% of Laurel Capital’s shares were exchanged for cash of $28.25 per share. The analysis also contemplated certain purchase accounting adjustments, charges and transaction costs associated with the merger, as well as certain transaction synergies determined by the managements of First Commonwealth and Laurel Capital. The analysis assumed earnings projections consistent with internal projections as discussed with management in the case of Laurel Capital and earnings per share projections consistent with the published consensus analyst projections and discussed with management in the case of First Commonwealth. In addition, the analysis assumed that the 83,778 outstanding options to purchase Laurel Capital common stock were cashed out in amount equal to the difference between $28.25 and the weighted average exercise price of $14.84 per share.

The analysis indicated that the merger would be neutral to First Commonwealth’s projected earnings per share for the year ended December 31, 2007, 3.2% dilutive to First Commonwealth’s projected tangible book value per share at December 31, 2007 and 3.4% accretive to First Commonwealth’s projected book value per share at December 31, 2007.

In connection with its analyses, Janney considered and discussed with Laurel Capital’s board how the pro forma analyses would be affected by various changes in the underlying assumptions. Janney noted that the actual results achieved by the combined company may vary from the projected results and the variations may be material.

Laurel Capital has agreed to pay Janney a transaction fee of approximately $631,000 in connection with the merger, of which 25% was paid upon the signing of the merger agreement, 10% was paid upon the mailing of proxy materials to Laurel Capital’s shareholders and the balance of which is contingent and payable upon consummation of the merger. Laurel Capital has also agreed to reimburse certain of Janney’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Janney and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain liabilities.

Janney has in the past provided certain investment banking services to First Commonwealth and has received compensation for such services and may provide, and receive compensation for, such services in the future. Furthermore, in the ordinary course of its business as a broker-dealer, Janney may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Laurel Capital or First Commonwealth for its own account or for the accounts of its customers.

Interests of Certain Directors and Executive Officers of Laurel Capital in the Merger

When considering the recommendations of the Laurel Capital board of directors, you should be aware that some of the directors, management and employees of Laurel Capital may have interests that differ from, or conflict with, your interests. The board of directors was aware of these interests when it approved the merger and the merger agreement. Except as described below, to the knowledge of Laurel Capital, the executive officers and directors of Laurel Capital do not have any material interest in the merger apart from their interests as shareholders.

Existing Employment Agreements. Each of Edwin R. Maus, President and Chief Executive Officer of Laurel Capital, and John A. Howard, Jr., Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Laurel Capital, are parties to amended and restated employment agreements with Laurel Capital and Laurel Savings Bank dated February 28, 2003, as amended February 26, 2004. These agreements provided for the following severance payments and benefits in the event the executive’s employment is terminated following a change in control either (a) by the employers for other than cause, disability, retirement or death, or (b) by the executive due to a material breach by the employers or for “good reason” as defined:

•	a cash severance payment equal to 2.99 times the executive’s highest base salary and bonus paid by the employers in the year in which employment is terminated (determined on an annualized basis) or either of the two prior calendar years, with such amount to be paid in 36 equal monthly installments;

•	a monthly payment equal to the greater of $1,500 or the aggregate premiums payable by the executive for health and disability coverage, with such payments to continue until the earlier of 36 months following termination of employment or the date the executive obtains full-time employment with another employer and is entitled to receive substantially similar benefits from such employer, and

•	if the severance payments or benefits under such agreements, combined with those under other plans or agreements, are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, an additional payment to restore the executive to the after-tax position he would have been in if the excise tax had not been imposed (a “gross-up payment”).

In order to induce First Commonwealth to enter into the merger agreement, and to preserve the value of Laurel Capital’s customer base and goodwill to First Commonwealth following the merger, Messrs. Maus and Howard each agreed to enter into new termination and release agreements as well as new noncompetition agreements, each as described below.

Termination and Release Agreements. Concurrently with execution of the merger agreement, each of Messrs. Maus and Howard entered into a termination and release agreement with Laurel Capital, Laurel Savings Bank and First Commonwealth. Upon completion of the merger, Messrs. Maus and Howard will each receive a lump sum cash payment equal to the present value of their change in control SERP benefits, with the present values calculated using the discount rates published by the Internal Revenue Service (the “IRS”) for the month in which the effective time of the merger occurs. Based on the IRS discount rates for April 2006 and assuming an August 31, 2006 effective date, the lump sum payments would be approximately $440,000 for Mr. Maus and $178,000 for Mr. Howard.

Mr. Maus’ agreement provides that he will be employed by First Commonwealth following the completion of the merger as a Regional Manager, reporting directly to the President of First Commonwealth, at a base salary of no less than $191,600 per year. In addition, Mr. Maus will be entitled to participate in all of the benefit plans offered by First Commonwealth and its subsidiaries to similarly-situated employees and to carry over his accrued but unused vacation days as well as sick leave earned subsequent to December 31, 2005. Mr. Maus will also be entitled to the continued use of an automobile, with First Commonwealth paying the costs for fuel, insurance, maintenance and repairs of the automobile, and with Mr. Maus having the option to purchase the automobile upon any termination of his employment at its then fair market value.

Mr. Maus’ employment with First Commonwealth following the completion of the merger may be terminated by either Mr. Maus or First Commonwealth at any time upon 30 days written notice to the other party. Upon termination of such employment for any reason, Mr. Maus will be entitled to a lump sum cash payment calculated as follows:

•	a maximum amount of $439,000, minus

•	the portion of his SERP payment deemed contingent on the merger (estimated to be approximately $228,000 at the time the merger agreement was executed), minus

•	the present value of his continued fringe benefits as described below (estimated to be approximately $50,000 at the time the merger agreement was executed), minus

•	applicable tax withholdings;

provided, however, that if Mr. Maus remains employed by First Commonwealth for more than 24 months following the completion of the merger, then the maximum $439,000 cash payment shall be further reduced by a fraction, the numerator of which equals the number of full calendar weeks that he remains employed following the 24-month anniversary of the merger and the denominator of which equals 156 weeks.

Mr. Howard’s employment will be terminated upon completion of the merger, at which time he will receive a lump sum cash payment calculated as follows:

•	a maximum amount of $376,000, minus

•	the portion of his SERP payment deemed contingent on the merger (estimated to be approximately $131,000 at the time the merger agreement was executed), minus

•	the present value of his continued fringe benefits as described below (estimated to be approximately $50,000 at the time the merger agreement was executed), minus

•	the portion of his vested insurance benefit under the Group Term Carve-Out Plan described below deemed contingent on the merger (estimated to be approximately $20,000 at the time the merger agreement was executed), minus

•	applicable tax withholdings.

The termination and release agreements provide that each of Mr. Maus and Mr. Howard will receive continued health and dental coverage for a period ending upon the earlier of (a) 36 months following termination of their employment or (b) the date they obtain full-time employment with an employer other than First Commonwealth that entitles them to substantially similar benefits, with such coverage to be provided at the same relative cost to the executive as paid immediately prior to the effective time of the merger. In addition, upon termination of employment, each of Messrs. Maus and Howard will receive a lump sum cash payment equal to the value of his accrued but unused vacation and sick leave.

The SERP benefits and vested insurance benefits that are deemed contingent on the merger, as well as the present value of the continued fringe benefits, are estimates that are subject to change based on changes in the applicable IRS discount rates and changes in the assumed effective date of the merger. The maximum lump sum cash payments to Messrs. Maus and Howard are subject to such reductions in order to minimize the likelihood of any gross-up payment being owed to them. However, if the IRS subsequently determines that either Mr. Maus or Mr. Howard is subject to the 20% excise tax imposed by Section 4999 of the Internal Revenue Code, the termination and release agreements preserve the rights of such executives to a gross-up payment.

The termination and release agreements supersede and terminate the existing employment agreements, except for the provisions of the employment agreements that entitle Messrs. Maus and Howard to gross-up payments in the event excise taxes are owed by them.

Noncompetition Agreements. Concurrently with execution of the merger agreement, each of Mr. Maus and Mr. Howard also entered into an agreement with First Commonwealth not to compete with First Commonwealth or solicit First Commonwealth’s employees or customers. Messrs. Maus and Howard will receive lump sum cash payments equal to $460,000 and $265,000, respectively, upon completion of the merger in consideration for not competing with First Commonwealth or its subsidiaries in banking and related activities in Allegheny, Butler or Westmoreland Counties in Pennsylvania. The noncompetition and nonsolicitation prohibitions commence on the effective date of the merger and continue (a) for Mr. Maus, during his employment with First Commonwealth and for a period of 30 months following the termination of his employment with First Commonwealth, and (b) for Mr. Howard, 24 months.

Change in Control Severance Agreement. Robert A. Stephens, the Senior Vice President and Chief Lending Officer of Laurel Savings Bank, has a change in control severance agreement that entitles him to severance payments and other benefits if his employment is terminated within two years following completion of the merger either (a) by Laurel Savings Bank or its successors for other than cause, disability, retirement or death or (b) by the executive for “good reason” as defined. If Mr. Stephens is not retained as the Chief Lending Officer of First Commonwealth Bank, he will have good reason under his agreement and would be entitled to the following payments and benefits:

•	a cash severance payment equal to two times his highest base salary and bonus in the year in which his employment is terminated (determined on an annualized basis) or either of the two prior calendar years, and

•	continued participation in all group insurance, life insurance, health and accident insurance, disability insurance and other employee benefit plans, programs and arrangements in which he participated immediately prior to termination of his employment (other than tax-qualified defined contribution or defined benefit plans, stock option plans or bonus plans), for a period ending upon the earlier of 12 months following the termination of his employment or the date the executive obtains full-time employment with another employer that provides him with substantially similar benefits.

If Mr. Stephens’ employment is terminated in 2006, he would be entitled to receive a lump sum cash severance payment of approximately $277,000 and continued fringe benefits with a present value of approximately $16,000. Mr. Stephens’ agreement provides that if his severance payments and benefits, when combined with benefits under other plans or agreements, are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, then his cash severance will be reduced by the minimum necessary to ensure that such excise tax is not imposed. Because of Mr. Stephens’ benefits under his SERP agreement and the Group Term Carve-Out Plan described below, it is currently anticipated that the payments to Mr. Stephens will be reduced by approximately $22,000.

Severance Policy. In accordance with the terms of the merger agreement, any employee of Laurel Capital or Laurel Savings Bank, including Ms. Carrie A. Havas, Vice President, Internal Audit, Ms. Stacy N. Krempasky, Vice President, and Mr. William T. Puz, Vice President, whose employment is terminated within one year of the completion of the merger other than for cause will be entitled to receive severance calculated in accordance with the terms of First Commonwealth’s severance policy in effect either at the time the merger agreement was executed or the time of the employee’s termination, whichever will provide a greater benefit to the terminated employee. However, each of Ms. Havas and Ms. Krempasky will be entitled to a minimum severance of 26 weeks, notwithstanding the terms of the First Commonwealth severance policy. In addition, terminated employees will be entitled to receive continued health care benefits for the number of weeks of severance to which they are entitled, with the cost of such coverage being paid completely by First Commonwealth. In the event Ms. Havas, Ms. Krempasky and Mr. Puz are terminated as of the time of the completion of merger, assuming the First Commonwealth severance policy in effect as of the date the merger agreement was executed is applicable, Ms. Havas, Ms. Krempasky and Mr. Puz would be entitled to receive, on an installment basis, severance payments totaling approximately $26,200, $28,750, and $35,750, respectively.

SERP Benefits. Laurel Savings Bank entered into separate SERP agreements with each of Messrs. Maus, Howard and Stephens effective as of January 1, 2004, as well as with the following three executive officers of Laurel Savings Bank: Mr. Puz, Ms. Havas and Ms. Krempasky. Each SERP agreement provides for a normal supplemental retirement benefit to be paid after the executive reaches age 70.5, with the benefit to be paid in equal monthly installments for 15 years, with a reduced early termination benefit payable following termination of employment. In addition, each SERP agreement provides that in the event of a change in control of Laurel Savings Bank, each of the above executives will receive a specified change in control SERP benefit over 15 years commencing when the executive reaches age 70.5.

Each of the SERP agreements will be amended in connection with the merger to provide that the change in control SERP benefits will be paid in a lump sum upon completion of the merger, with such amount discounted to present value using the applicable discount rates published by the IRS for the month in which the effective time of the merger occurs. Based on the IRS discount rates for April 2006 and assuming an August 31, 2006 effective date, the lump sum payments are approximately $440,000 for Mr. Maus, $178,000 for Mr. Howard, $56,000 for Mr. Stephens, $67,000 for Mr. Puz, $8,000 for Ms. Havas and $3,000 for Ms. Krempasky. These present value estimates are subject to change based upon changes in the applicable IRS discount rates and in the assumed effective date of the merger.

Group Term Carve-Out Plan. Laurel Savings Bank entered into a separate Group Term Carve-Out Plan with each of the six executive officers named above effective as of January 1, 2004. Each plan provides that the executive will be entitled to a vested insurance benefit from the date of vesting until death, subject to certain forfeiture provisions. Mr. Maus has a vested insurance benefit unrelated to the merger, while each of the other executives will become vested as of the effective date of the merger if they remain employed until such date.

If the executive dies prior to termination of employment, the insurance benefit is equal to two times the executive’s base annual salary at the time of death. If the executives dies after his or her employment is terminated and the executive has a vested insurance benefit, then the insurance benefit is equal to the executive’s base annual salary as of the July 1st immediately preceding his or her termination of employment. The current base salaries for each of the executive officers are as follows: $191,600 for Mr. Maus, $136,200 for Mr. Howard, $128,800 for Mr. Stephens, $54,100 for Mr. Puz, $48,400 for Ms. Havas, and $54,000 for Ms. Krempasky.

In addition, lower level officers of Laurel Savings Bank participate in similar Group Term Carve-Out Plans.

Trustee Deferred Compensation Agreements. Each non-employee director has a Trustee Deferred Compensation Agreement that was entered into effective as of January 1, 2004. Because the agreements require the director to have at least 25 years of service in order to receive benefits under the agreement, with no accelerated vesting in the event of a change in control, only Messrs. Cessar and Norris will receive benefits under such agreements. The benefits in the event of a change in control are an annual benefit equal to 75% of the total monthly Board retainer and meeting attendance fees (excluding special Board meetings and committee meetings) earned by the director for the 12 months ending immediately prior to the month in which the change in control occurs. The annual benefit is payable in 12 equal monthly installments for a period of five years.

The Trustee Deferred Compensation Agreements will be amended in connection with the merger to provide that any vested benefits will be paid in a lump sum upon completion of the merger, with such amount discounted to present value using the applicable discount rates published by the IRS for the month in which the effective time of the merger occurs. Based on the IRS discount rates for April 2006 and assuming an August 31, 2006 effective time, the lump sum payments are approximately $76,800 for Mr. Cessar and $61,400 for Mr. Norris. These present value estimates are subject to change based upon changes in the applicable IRS discount rates and in the assumed effective date of the merger.

Trustee Split Dollar Agreements. Each non-employee director has a Trustee Split Dollar Agreement which provides for a $100,000 death benefit if he or she dies while serving Laurel Savings Bank or after retirement from the board. Each non-employee director is fully vested as to his or her benefit, and these benefits will not be affected by the merger. First Commonwealth has agreed to honor the terms of these agreements.

Advisory Board. Upon completion of the merger, First Commonwealth has agreed to appoint each of the directors of Laurel Capital to the Pittsburgh Regional Advisory Board of First Commonwealth. The Advisory Board will be maintained for a period of three years, and the members will be paid fees of $1,000 for each Advisory Board meeting attended. In addition, for a period of 36 months, each member of Laurel Capital’s board who is not an employee or officer of Laurel Capital will be paid $1,650 per month (except for the chairman, who will receive $2,050 per month) for providing such advisory services as First Commonwealth may reasonably request with respect to the integration of the operations of Laurel Savings Bank with and into those of First Commonwealth Bank and with respect to the operations of First Commonwealth Bank in the Pittsburgh region generally.

Laurel Capital Stock Options. As of May 31, 2006, Laurel Capital’s directors and executive officers held vested stock options to purchase an aggregate of 71,809 shares of common stock under Laurel Capital’s stock option plans. Each director and executive officer will receive payment for their stock options as described earlier in this proxy statement/prospectus. The aggregate value of the payout for these stock options will be approximately $975,000.

Protection of Directors, Officers and Employees Against Claims. In the merger agreement, First Commonwealth has agreed to indemnify the directors, officers and employees of Laurel Capital and Laurel Savings Bank after the completion of the merger to the fullest extent permitted under Pennsylvania law and the current articles of incorporation and bylaws of Laurel Capital and Laurel Savings Bank. First Commonwealth also has agreed to maintain, for a period of at least three years after the effective time of the merger, the current directors’ and officers’ liability insurance policies of laurel Capital and Laurel Savings Bank, or equivalent substitute policies, provided that the annual premiums for such insurance coverage do not exceed 150% of the current annual premiums.

Material Federal Income Tax Consequences

The following discussion addresses the material United States federal income tax consequences of the merger to a Laurel Capital shareholder who holds shares of Laurel Capital stock as a capital asset. This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated under the Internal Revenue Code, judicial authorities, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to Laurel Capital shareholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to Laurel Capital shareholders subject to special treatment under the Internal Revenue Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, Laurel Capital shareholders who hold their shares of Laurel Capital stock as part of a hedge, straddle or conversion transaction, Laurel Capital shareholders who acquired their shares of Laurel Capital stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who are not United States persons). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

Laurel Capital shareholders are urged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences of the merger to them.

The closing of the merger is conditioned upon the receipt by Laurel Capital of the opinion of Elias Matz Tiernan & Herrick L.L.P., counsel to Laurel Capital, and the receipt by First Commonwealth of the opinion of Sherman & Howard L.L.C., counsel to First Commonwealth, each dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions (including factual representations contained in certificates of officers of Laurel Capital and First Commonwealth) which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Laurel Capital nor First Commonwealth intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Assuming that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the discussion below sets forth the opinions of Sherman & Howard L.L.C. and Elias Matz Tiernan & Herrick L.L.P. as to the material United States federal income tax consequences of the merger to Laurel Capital shareholders. Such consequences generally will depend on whether Laurel Capital shareholders exchange their Laurel Capital stock for cash, First Commonwealth stock or a combination of cash and First Commonwealth stock.

Exchange Solely for Cash. In general, if a Laurel Capital shareholder exchanges all of his or her shares of Laurel Capital stock actually owned by him or her solely for cash pursuant to the merger, such holder will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Laurel Capital stock surrendered, which gain or loss generally will be long-term capital gain or loss if the shareholder’s holding period with respect to the Laurel Capital stock surrendered is more than one year. However, if a Laurel Capital shareholder exchanges all of his or her shares of Laurel Capital stock actually owned by him or her solely for cash and also constructively owns shares of Laurel Capital stock that are exchanged for shares of First Commonwealth stock in the merger or owns shares of First Commonwealth stock actually or constructively after the merger, the consequences to such holder may be similar to the consequences described below under the heading “—Exchange for First Commonwealth Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of such holder’s gain.

Exchange for First Commonwealth Common Stock. If a Laurel Capital shareholder exchanges all of his or her shares of Laurel Capital stock actually owned by him or her solely for shares of First Commonwealth stock pursuant to the merger, such holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of First Commonwealth stock (as discussed below). The aggregate adjusted tax basis of the shares of First Commonwealth stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Laurel Capital stock surrendered for the First Commonwealth stock (reduced by the tax basis allocable to any fractional share of First Commonwealth stock for which cash is received), and the holding period of the First Commonwealth stock will include the period during which the shares of Laurel Capital stock were held by the Laurel Capital shareholder. If a Laurel Capital shareholder has differing bases or holding periods in respect of his or her shares of Laurel Capital stock, such shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of First Commonwealth stock received in the exchange.

Exchange for First Commonwealth Common Stock and Cash. If a Laurel Capital shareholder exchanges all of his or her shares of Laurel Capital stock actually owned by him or her for a combination of First Commonwealth stock and cash pursuant to the merger, such shareholder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the First Commonwealth stock received pursuant to the merger over such shareholder’s adjusted tax basis in the shares of Laurel Capital stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and loss realized on one block of shares may not be used to offset gain realized on another block of shares. Any recognized gain generally will be long-term capital gain if the Laurel Capital shareholder’s holding period with respect to the Laurel Capital stock surrendered is more than one year. However, if the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the Laurel Capital shareholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of First Commonwealth stock received by a Laurel Capital shareholder that exchanges his or her shares of Laurel Capital stock for a combination of First Commonwealth stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Laurel Capital stock surrendered for First Commonwealth stock and cash, reduced by the amount of cash received by the Laurel Capital shareholder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the Laurel Capital shareholder on the exchange. The holding period of the First Commonwealth stock will include the holding period of the shares of Laurel Capital stock surrendered. If a Laurel Capital shareholder has differing bases or holding periods in respect of his or her shares of Laurel Capital stock, such shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of First Commonwealth stock received in the exchange.

Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the Laurel Capital shareholder’s deemed percentage stock ownership of First Commonwealth. For purposes of this determination, Laurel Capital shareholders will be treated as if they first exchanged all of their shares of Laurel Capital stock solely for First Commonwealth stock and then First Commonwealth immediately redeemed (the “deemed redemption”) a portion of such First Commonwealth stock in exchange for the cash actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if (1) the deemed redemption is “substantially disproportionate” with respect to the Laurel Capital shareholder (and the shareholder actually or constructively owns after the deemed redemption less than 50% of voting power of the outstanding First Commonwealth stock) or (2) the deemed redemption is “not essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to a Laurel Capital shareholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a Laurel Capital shareholder will depend upon the shareholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must generally result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of First Commonwealth. In general, such determination requires a comparison of (1) the percentage of the outstanding stock of First Commonwealth that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of First Commonwealth that is actually and constructively owned by the shareholder immediately after the deemed redemption. In applying the above tests, a Laurel Capital shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the shareholder. As these rules are complex and dependent upon a Laurel Capital shareholder’s specific circumstances, each shareholder that may be subject to these rules should consult his or her tax advisor. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if such shareholder has a relatively minor reduction in such shareholder’s percentage stock ownership under the above analysis.

Currently, dividends and long term capital gains are taxed at the same 15% rate, although it is not clear that the 15% rate would apply to the type of dividend described above. If the 15% rate does not apply, the dividend would be taxable at ordinary income tax rates.

Cash Received in Lieu of a Fractional Share. Cash received by a Laurel Capital shareholder in lieu of a fractional share of First Commonwealth stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of Laurel Capital stock surrendered that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Laurel Capital stock is more than one year.

Backup Withholding. If a Laurel Capital shareholder receives cash in exchange for surrendering shares of Laurel Capital stock, the shareholder may be subject to backup withholding at a rate of 28% if the shareholder is a non-corporate United States person and (i) fails to provide an accurate taxpayer identification number; (ii) is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s United States federal income tax liability provided that the shareholder furnishes the required information to the IRS.

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, a Laurel Capital shareholder’s individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, Laurel Capital shareholders are urged to consult with their tax advisors to determine the particular United States federal, state, local and foreign income and other tax consequences to them of the merger.

Treatment of Laurel Capital Options in the Merger

Each outstanding option to purchase Laurel Capital stock will be cancelled upon the effective date of the merger, and the holders of outstanding stock options will be entitled to receive cash per share underlying such option equal to the excess of $28.25 over the exercise price for each share subject to such outstanding option, less any applicable withholding taxes. Any cash consideration to be paid by Laurel Capital for cancellation of stock options will be counted toward the total cash amount that First Commonwealth will be required to pay in connection with the merger.

Accounting Treatment of the Merger

First Commonwealth will account for the merger as a purchase, as that term is used under generally accepted accounting principles, or GAAP, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of Laurel Capital will be recorded on First Commonwealth’s consolidated balance sheet at their estimated fair value at the effective date of the merger. The amount by which the purchase price paid by First Commonwealth exceeds the fair value of the net tangible and identifiable intangible assets acquired by First Commonwealth through the merger will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill resulting from the merger will not be amortized to expense but will be reviewed for impairment at least annually. To the extent that goodwill is impaired, its current value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded in connection with the merger will be amortized to expense in accordance with GAAP. Financial statements of First Commonwealth issued after the effective date of the merger will reflect these values and will not be restated retroactively to reflect the historical position or results of operations of Laurel Capital. Results of operations of Laurel Capital after the date of the merger will be included in First Commonwealth’s consolidated income statement.

New York Stock Exchange Listing

First Commonwealth intends to apply to list the shares of First Commonwealth stock to be issued in the merger on the New York Stock Exchange. The stock must be authorized for listing on the NYSE for the merger to be completed.

THE MERGER AGREEMENT

Representations and Warranties in the Merger Agreement

The merger agreement contains customary reciprocal representations and warranties of First Commonwealth and Laurel Capital as to, among other things,

•	their corporate organization and existence and that of their subsidiaries;

•	their capitalization and that of their subsidiaries;

•	their corporate power and authority to execute the merger agreement and consummate the merger and the other transactions contemplated by the merger agreement;

•	the compliance of the merger agreement with their articles of incorporation and bylaws, applicable law and identified material agreements;

•	governmental and third-party approvals required to complete the merger;

•	their financial statements and filings with the Securities and Exchange Commission;

•	the timely filing of required regulatory reports and compliance of such reports with applicable law;

•	the absence of identified changes since the end of their most recent fiscal year;

•	their broker’s fees;

•	the accuracy of information provided for inclusion in this proxy statement/prospectus and the applications to obtain regulatory approvals;

•	the absence of undisclosed liabilities; and

•	the accuracy of documents, statements or certificates furnished pursuant to the transactions contemplated by the merger agreement.

In addition, the merger agreement contains further customary representations and warranties of Laurel Capital as to, among other things,

•	its compliance with applicable laws;

•	the filing and accuracy of its tax returns;

•	the validity and enforceability of, and the absence of material defaults under, material contracts;

•	the absence of legal proceedings and injunctions;

•	its tangible properties and assets;

•	its intellectual property;

•	the adequacy of its insurance;

•	its employee benefit plans and related matters;

•	the absence of environmental liabilities;

•	the adequacy of its allowance for loan losses; and

•	the disclosure and nature of related party transactions.

You are cautioned not to place undue reliance on these representations and warranties. They have been made by the parties to the merger agreement solely for the benefit of the other party and may be subject to important qualifications, exceptions and limitations agreed to by the contracting parties or may have been qualified or superseded by disclosures contained in separate schedules or exhibits not filed with or incorporated by reference in this proxy statement/prospectus. The representations and warranties in the merger agreement may reflect the parties’ negotiated risk allocation in the particular transaction rather than facts, may not be true as of the date of this proxy statement/prospectus, and are subject to amendments, changes or waivers by the parties.

Conduct of Business Before the Merger

Laurel Capital has agreed that it will not do or permit any of its subsidiaries to do any of the following without the prior consent of First Commonwealth until the merger is completed:

•	amend its articles of incorporation or bylaws;

•	repurchase or redeem any of its equity securities, effect a stock split or declare a stock dividend on its common stock, transfer any interest in any of its subsidiaries, or pay or declare a cash dividend (except for regular quarterly dividends in an amount consistent with past practice and not exceeding $0.20 per share);

•	issue any additional shares of common stock or any other capital stock of Laurel Capital or its subsidiaries or any option or other right to acquire any such stock, other than pursuant to the exercise of outstanding stock options;

•	acquire direct or indirect control over any corporation or other entity;

•	incur any additional debt obligation or other obligation for borrowed money, except for obligations incurred in the ordinary course of business pursuant to existing company contracts;

•	pay any bonus, enter into any severance agreement or increase the compensation or benefits to any of its employees, provided, however, that Laurel Capital is permitted to continue to accrue amounts for the remainder of fiscal 2006 to pay bonuses consistent with Laurel Capital’s past practice;

•	hire a new employee with an annual compensation in excess of $50,000;

•	adopt any new employee benefit plan or terminate or make any material change to any existing employee benefit plan, except that it will be permitted to terminate its supplemental executive retirement plans, its trustee deferred compensation plans and its deferred compensation plan;

•	enter into new service contracts or make capital expenditures involving expenses in excess of $15,000;

•	make any capital expenditure except individual expenditures of less than $15,000 and aggregate expenditures of less than $60,000 made in the ordinary course of business;

•	cancel, release or assign any indebtedness of any person to Laurel Capital or any subsidiary of Laurel Capital, other than in the ordinary course of business and other than pursuant to contracts or agreements in force at the date of the merger agreement;

•	amend, renew or terminate specified material contracts or employment agreements or enter into new material contracts;

•	settle any claim, action or proceeding involving any liability of Laurel Capital for money damages in excess of $25,000 or agree in connection with any settlement to restrictions upon the operations of Laurel Capital or any subsidiary of Laurel Capital;

•	change its method of accounting in effect at June 30, 2005, except as required by changes in generally accepted accounting principles or as required by regulatory accounting principles or regulatory requirements;

•	enter into any new line of business or discontinue any existing line of business not in the ordinary course of business;

•	extend, renew or modify any loan or other extension of credit except in the ordinary course of business and in individual loan amounts of less than $500,000 and aggregate amounts of $1,000,000 per borrower;

•	enter into derivatives contracts or hedging transactions;

•	purchase investment securities or make any deposits other than in the ordinary course of business;

•	extend credit to any officer, director or significant shareholder of Laurel Capital in excess of 2% of the capital of Laurel Savings Bank;

•	terminate, amend, enter into or renew any real property lease or open or close any office, other than in the ordinary course of business;

•	settle or compromise any material tax liability;

•	enter into any material transactions outside the ordinary course of business; or

•	authorize or agree to take any of the foregoing actions.

In addition, Laurel Capital and First Commonwealth have each agreed not to take or permit any of their subsidiaries to take any action that could reasonably be expected to result in the nonfulfillment of any conditions to the completion of the merger, jeopardize or materially delay the receipt of any required regulatory approval or prevent the merger from qualifying as a tax free reorganization.

Other Agreements of First Commonwealth and Laurel Capital

Agreement Not to Solicit Other Proposals

Laurel Capital has agreed not to solicit, initiate or encourage any acquisition proposal or engage in negotiations or disclose nonpublic information to any person who has made or may be considering an acquisition proposal. An acquisition proposal means any tender offer, agreement, understanding or other proposal of any nature pursuant to which any third party would directly or indirectly acquire substantially all of the assets or a majority of the outstanding voting securities of Laurel Capital or Laurel Savings Bank. However, the board of directors of Laurel Capital may furnish nonpublic information to or negotiate with any person in connection with an unsolicited acquisition proposal if the board determines in good faith that such action is required to comply with its fiduciary duties to the Laurel Capital shareholders, and the board concludes that the terms of the acquisition proposal are superior to those of the merger with First Commonwealth.

Laurel Capital must notify First Commonwealth of the receipt of any acquisition proposal or any request for nonpublic information relating to Laurel Capital and keep First Commonwealth fully informed concerning the status and details of any such acquisition proposal or request. Laurel Capital may not take any action with respect to the acquisition proposal for a period of three business days after notifying First Commonwealth of the proposal and will provide an opportunity for First Commonwealth to propose any changes to the terms and conditions of the merger agreement that would enable Laurel Capital’s board of directors to proceed with the merger.

Employee Matters

Each person who is an employee of Laurel Capital or Laurel Savings Bank as of the closing of the merger will become an at-will employee of First Commonwealth or First Commonwealth Bank, as the case may be. Each continuing employee will be entitled to participate in the same benefit plans as are generally available to employees of First Commonwealth or First Commonwealth Bank of similar rank and status, and will be credited with prior years of service with Laurel Capital and Laurel Savings Bank for purposes of determining eligibility, vesting, benefit accrual (other than accrual of benefits under any qualified benefit plan maintained by First Commonwealth) and the level of benefits. In addition, First Commonwealth and First Commonwealth Bank will, from and after the effective time of the merger:

•	give service credit to each continuing employee with respect to the satisfaction of any limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage that are applicable under the comparable employee welfare benefit plans of First Commonwealth or First Commonwealth Bank equal to the credit that such employee had received as of the effective time of the merger toward the satisfaction of any such limitations and waiting periods under the corresponding plans of Laurel Capital or any subsidiary of Laurel Capital;

•	waive pre-existing condition limitations to the same extent waived under the corresponding benefit plan of Laurel Capital or Laurel Savings Bank;

•	honor the terms of specified severance, employment, change in control, deferred compensation agreements and insurance agreements; and

•	provide severance and other benefits to any employee of Laurel Capital or any subsidiary of Laurel Capital whose employment is terminated within one year following the merger in accordance with the terms and conditions of First Commonwealth’s general severance policy.

Indemnification of Laurel Capital Officers and Directors

First Commonwealth will indemnify each director, officer, employee and agent of Laurel Capital and its subsidiaries and maintain a policy of directors’ and officers’ liability insurance coverage for their benefit for three years following consummation of the merger. See “The Merger—Interests of Certain Directors and Executive Officers of Laurel Capital in the Merger” on page 37.

Other Covenants

The merger agreement requires the parties to take a number of actions before the consummation of the merger, including the following:

•	Laurel Capital and First Commonwealth will give each other access during normal business hours to their respective property, books, records and personnel and furnish all information either party may reasonably request.

•	Laurel Capital will deliver its financial statements to First Commonwealth after the end of each fiscal quarter.

•	Laurel Capital and First Commonwealth will coordinate with respect to the declaration of dividends with respect to Laurel Capital stock and First Commonwealth stock.

•	Prior to completion of the merger, First Commonwealth will apply to the New York Stock Exchange to list the additional shares of First Commonwealth stock that First Commonwealth will issue in exchange for shares of Laurel Capital stock.

•	At the request of First Commonwealth, Laurel Capital will establish such additional accruals and reserves as may be necessary to conform Laurel Capital’s accounting and credit loss reserve practices and methods to those of First Commonwealth.

•	Laurel Capital will cause each director, executive officer and 10% shareholder to deliver to First Commonwealth a letter to the effect that such person will comply with the securities laws in disposing of shares of First Commonwealth stock received in the merger.

•	Laurel Capital and First Commonwealth will cause the disposition of Laurel Capital equity securities or acquisitions of First Commonwealth equity securities in connection with the merger by each officer or director of First Commonwealth or Laurel Capital who is subject to Section 16 of the Securities Exchange Act of 1934 to be exempt from liability under Section 16(b) of the Exchange Act.

•	The members of Laurel Capital’s board of directors will be appointed to the Pittsburgh regional advisory board of First Commonwealth Bank for a term of at least three years and will be paid fees for the performance of certain consulting services. See “The Merger—Interests of Certain Directors and Executive Officers of Laurel Capital in the Merger” on page 38.

•	First Commonwealth and Laurel Capital will use their reasonable efforts to submit all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions.

•	First Commonwealth and Laurel Capital will use reasonable efforts to take all actions necessary to consummate the merger and the transactions contemplated by the merger agreement.

•	Laurel Capital and First Commonwealth will consult with each other regarding any public statements about the merger and any filings with any governmental entity or with any national securities exchange or market.

•	Laurel Capital will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement. The Laurel Capital board of directors will recommend at the shareholders’ meeting that the Laurel Capital shareholders vote to approve the merger and will use its reasonable efforts to solicit shareholder approval, unless it determines that such actions would not comply with its fiduciary obligations to Laurel Capital shareholders.

•	Laurel Capital and First Commonwealth will use reasonable efforts to cause the merger to qualify as a tax-free reorganization under the Internal Revenue Code.

•	Laurel Capital will notify First Commonwealth of any event necessary to amend or supplement the representations and warranties so that the representations and warranties and schedules remain true and correct through the effective time of the merger.

Conditions to Completing the Merger

The respective obligations of First Commonwealth and Laurel Capital to complete the merger are subject to a number of conditions, each of which must have been fulfilled or waived by the other party prior to the completion of the merger. These conditions include the following:

Conditions to the Obligations of Laurel Capital

•

First Commonwealth’s representations and warranties must be true and correct in all material respects as of April 27, 2006 and as of the closing date (except as to those representations and warranties that speak as of another date), unless such failure does not have or is not reasonably likely to have a material adverse effect.

•	First Commonwealth must have performed and complied in all material respects with its obligations under the merger agreement.

•	Laurel Capital must have received an opinion of its legal counsel that the merger will be treated as a transaction of a type that is generally tax-free for U.S. federal corporate income tax purposes.

Conditions to the Obliations of First Commonwealth

•	Laurel Capital’s representations and warranties must be true and correct in all material respects as of April 27, 2006 and as of the closing date (except as to those representations and warranties that speak as of another date), unless such failure does not have or is not reasonably likely to have a material adverse effect.

•	Laurel Capital must have performed and complied in all material respects with its obligations under the merger agreement.

•	Laurel Capital must have given all material notices and obtained all material consents from third parties in connection with the merger.

•	Holders of not more than 10% of the total number of outstanding shares of Laurel Capital stock shall have executed dissenters rights.

•	Each director and executive officer of Laurel Capital and its subsidiaries must have resigned from office.

•	First Commonwealth must have received an opinion of its legal counsel that the merger will be treated as a transaction of a type that is generally tax-free for U.S. federal corporate income tax purposes.

Conditions to the Obligations of Both Parties

•	Neither First Commonwealth nor Laurel Capital may be subject to any legal order that restrains or prohibits the consummation of any part of the merger or seeks material damages or other relief in connection with the merger.

•	The parties must receive all required governmental and regulatory approvals and all applicable waiting periods must have expired.

•	The registration statement, of which this proxy statement/prospectus is a part, must have been declared effective by the Securities and Exchange Commission.

•	The Laurel Capital shareholders must approve the merger.

•	The shares of First Commonwealth to be issued in the merger must have been approved for listing on the New York Stock Exchange.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger, either before or after approval of the merger agreement by Laurel Capital shareholders, as follows:

•	by either party upon mutual written consent;

•	by either party upon denial of any required regulatory approval or approval is conditioned upon a substantial deviation from the contemplated transaction;

•	by either party if the merger is not consummated by January 31, 2007 (subject to extension to March 31, 2007 in some circumstances);

•	by either party if the Laurel Capital shareholders do not approve the merger agreement and the merger;

•	by First Commonwealth if the board of directors of Laurel Capital approves or recommends or enters into any agreement with respect to any other acquisition proposal, or withdraws, modifies or qualifies its recommendation of the merger agreement or the merger in a manner adverse to the interests of First Commonwealth;

•	by First Commonwealth if Laurel Capital breaches any representation, warranty or covenant under the merger agreement, if the breach would result in the nonfulfillment of any of the conditions to First Commonwealth’s obligation to complete the merger and the breach is incapable of being cured or, if capable of being cured, remains uncured for more than 15 days after notice of the breach has been given;

•	by Laurel Capital if First Commonwealth breaches any representation, warranty or covenant under the merger agreement, if the breach would result in the nonfulfillment of any of the conditions to Laurel Capital’s obligation to complete the merger and the breach is incapable of being cured or, if capable of being cured, remains uncured for more than 15 days after notice of the breach has been given; or

•	by Laurel Capital if it has received a superior acquisition proposal in compliance with the merger agreement and the board of directors of Laurel Capital determines in good faith that it must terminate the merger agreement to fulfill its fiduciary duties to the Laurel Capital shareholders.

Termination Fee

Laurel Capital would be required to pay First Commonwealth a termination fee of approximately $2.26 million under specified circumstances. The termination fee is payable as follows:

•	upon termination of the merger agreement by First Commonwealth because the board of directors of Laurel Capital has recommended an alternative acquisition proposal or modified or withdrawn its recommendation for the merger with First Commonwealth;

•	upon termination of the merger agreement by Laurel Capital because the board of directors of Laurel Capital has determined that it must terminate the merger agreement to comply with its fiduciary duties after receiving a superior acquisition proposal; or

•	if either party terminates the merger agreement because the shareholders of Laurel Capital did not approve the merger agreement and the merger, an alternative acquisition proposal was pending at the time of the special meeting, and a third party acquires Laurel Capital within 12 months after the date of the special meeting.

The termination fee is intended to increase the likelihood that the merger will be consummated according to the terms set forth in the merger agreement and may be expected to discourage competing offers to acquire Laurel Capital from other parties, because the termination fee could increase the cost of acquiring Laurel Capital. To our knowledge, no event that would permit First Commonwealth to demand payment of the termination fee has occurred as of the date of this proxy statement/prospectus.

Regulatory Approvals for the Mergers

The merger of Laurel Capital with First Commonwealth is subject to the prior approval of the Pennsylvania Department of Banking under the Pennsylvania Banking Code of 1965, as amended, and to the prior approval or waiver of prior approval by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. The merger of Laurel Savings Bank with First Commonwealth Bank is subject to prior approval of the Federal Deposit Insurance Corporation under the Bank Merger Act and the Pennsylvania Department of Banking under the Pennsylvania Banking Code.

Federal Reserve Board. A merger of two bank holding companies generally requires the prior approval of the Federal Reserve Board under the Bank Holding Company Act. However, the parties expect that the merger will qualify for the exemption from the requirement of prior Federal Reserve Board approval by virtue of a waiver procedure contained in regulations of the Federal Reserve Board that is available for certain acquisitions that are also subject to the Bank Merger Act and that meet certain other conditions all of which the parties believe are satisfied in this case. The exemption procedure expressly provides, however, that it may be withheld in individual cases by the appropriate Federal Reserve Bank, and in the event First Commonwealth is informed by the Federal Reserve Bank of Cleveland that an application for prior approval of the merger by the Federal Reserve Board is required, such application will be filed. In such event, the merger will be reviewed under statutory criteria similar to those, referred to below, applicable to the bank merger.

Federal Deposit Insurance Corporation. In reviewing applications under the Bank Merger Act, the FDIC must consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, the convenience and needs of the communities to be served, and the record of performance under the Community Reinvestment Act of both First Commonwealth Bank and Laurel Savings Bank in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each institution. In addition, the FDIC may not approve a transaction if it will result in a monopoly or otherwise be anti-competitive.

Pennsylvania Department of Banking. In determining whether to approve the application for the merger and the bank merger, the Pennsylvania Department of Banking will consider, among other factors, whether the mergers would be consistent with the public interest, the needs and convenience of the geographic market, and adequate and sound banking. The Department will also consider whether the merger would result in concentration of assets beyond limits consistent with effective competition.

The merger cannot proceed unless and until the parties have obtained the requisite regulatory approvals. The parties have submitted applications and notices for the regulatory approves described above. However, there can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval.

Resale of First Commonwealth Stock

The shares of First Commonwealth stock to be issued to shareholders of Laurel Capital in the merger have been registered under the Securities Act of 1933. Shares of First Commonwealth stock issued in the merger may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of Laurel Capital, as that term is defined in the rules under the Securities Act. First Commonwealth stock received by those shareholders of Laurel Capital who may be deemed to be “affiliates” of Laurel Capital at the time the merger is submitted for vote of the shareholders of Laurel Capital may be resold without registration under the Securities Act in compliance with Rule 145 under the Securities Act, which permits limited sales under certain circumstances, or pursuant to another exemption from registration. An affiliate of Laurel Capital is an individual or entity that controls, is controlled by or is under common control with Laurel Capital, and generally includes the executive officers, directors and 10% shareholders of Laurel Capital. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial interest.

Laurel Capital has agreed in the merger agreement to cause each person who is an affiliate of Laurel Capital for purposes of Rule 145 under the Securities Act to deliver to First Commonwealth a written agreement intended to ensure compliance with the Securities Act. Such agreements have been delivered to First Commonwealth.

Expenses

Each of First Commonwealth and Laurel Capital will pay its own costs and expenses incurred in connection with the merger.

Amendment and Waiver

The merger agreement may be amended at any time prior to the completion of the merger by a written instrument signed by all of the parties. In addition, either First Commonwealth or Laurel Capital may waive any default, misrepresentation or breach of a warranty or covenant contained in the merger agreement, so long as the waiver is set forth in a writing and signed by the party against whom such waiver is asserted.

DESCRIPTION OF FIRST COMMONWEALTH CAPITAL STOCK

In the merger, Laurel Capital shareholders will exchange their shares of Laurel Capital common stock for shares of First Commonwealth common stock or for cash. The following is a summary of the material features of First Commonwealth’s capital stock.

Capitalization

The authorized capital stock of First Commonwealth consists of 100,000,000 shares of common stock, $1.00 par value, of which 71,978,568 shares were issued, 70,592,913 shares were outstanding and 1,385,655 shares were held in treasury as of March 31, 2006, and 3,000,000 shares of preferred stock, $1.00 par value, of which no shares are issued or outstanding.

Common Stock

Each share of First Commonwealth common stock has the same relative rights as, and is identical in all respects to, each other share of First Commonwealth common stock. Holders of First Commonwealth common stock are entitled to one vote per share on all matters requiring shareholder action, including but not limited to, the election of directors. Holders of First Commonwealth common stock are not entitled to cumulate their votes for the election of directors.

The holders of First Commonwealth common stock are entitled to receive dividends out of funds legally available for distribution as and when declared by the board of directors of First Commonwealth, subject to any restrictions imposed by federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Upon liquidation, dissolution or winding up of First Commonwealth, holders of First Commonwealth common stock will be entitled to share ratably all assets remaining after the payment of liabilities of First Commonwealth and of preferential amounts to which any preferred stock may be entitled.

The holders of First Commonwealth common stock have no preemptive or other subscription rights. First Commonwealth common stock is not subject to call or redemption, and, upon receipt by First Commonwealth of the full purchase price therefor, each share of First Commonwealth common stock will be fully paid and non-assessable.

Preferred Stock

First Commonwealth’s articles of incorporation currently authorize it to issue up to 3,000,000 shares of preferred stock. The board of directors has broad authority to designate and establish the terms of one or more series of preferred stock. Among other matters, the board is authorized to establish rights, preferences and privileges of each such series and any restrictions thereon. First Commonwealth preferred stock may rank prior to First Commonwealth common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into First Commonwealth common stock or other securities of First Commonwealth. The holders of any class or series of First Commonwealth preferred stock also may have the right to vote separately as a class or series under the terms of the class or series as hereafter fixed by the board or otherwise required by Pennsylvania law.

COMPARISON OF RIGHTS OF SHAREHOLDERS

If we complete the transaction, shareholders of Laurel Capital who receive shares of First Commonwealth stock will become shareholders of First Commonwealth, and their rights as shareholders will be determined by the Pennsylvania Business Corporation Law of 1988, and by First Commonwealth’s articles of incorporation and bylaws. The following is a summary of material differences between the rights of holders of First Commonwealth common stock and the rights of holders of Laurel Capital common stock. These differences arise from various provisions of the articles of incorporation and bylaws First Commonwealth and the articles of incorporation and bylaws of Laurel Capital.

Authorized and Issued Capital

First Commonwealth is authorized to issue up to 100,000,000 shares of common stock and 3,000,000 shares of preferred stock. As of March 31, 2006, there were 70,592,913 shares of First Commonwealth common stock outstanding, 1,385,655 shares held in treasury, and 1,941,413 shares issuable upon exercise of outstanding options.

Laurel Capital is authorized to issue up to 5,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of March 31, 2006, there were 1,991,177 shares of Laurel Capital common stock outstanding, 524,670 shares held in treasury and 83,778 shares issuable upon exercise of outstanding options.

Neither corporation has issued any shares of preferred stock.

Board of Directors

The board of directors of First Commonwealth currently has twelve directors, divided into three classes each of which is elected for a term of three years. The bylaws of First Commonwealth provide that the board will consist of between three and 25 directors. Persons nominated for election to the board of directors must own at least 15,000 shares of First Commonwealth stock, and directors elected after December 31, 2001 who have never served as directors before that date may not stand for re-election after reaching age 70.

The board of directors of Laurel Capital currently consists of five directors, divided into three classes each of which is elected for a term of three years. The bylaws of Laurel Capital provide that the board will consist of no less than five directors nor more than 15 directors. Directors of Laurel Capital may not stand for reelection to the Board after attaining the age of 72, subject to certain exceptions. The articles of incorporation and bylaws of Laurel Capital do not impose any stock ownership requirement with members of the board of directors.

Removal of Directors

The Pennsylvania corporate statute provides that directors may be removed for cause by the affirmative vote of holders of a majority of the shares entitled to vote at the election of directors.

Laurel Capital’s articles of incorporation provide that directors may be removed from office with or without cause by the affirmative vote of holders of at least at majority of the outstanding shares of Laurel Capital stock entitled to vote in the election of directors at a meeting of shareholders called expressly for that purpose.

Nomination of Directors

Shareholders of Laurel Capital and First Commonwealth are required to submit to their respective companies, in writing and in advance, any nomination of a candidate for election as a director.

First Commonwealth’s bylaws provide that the board of directors will consider any nomination that is submitted not less than 120 days prior to the anniversary date of First Commonwealth’s proxy statement for the immediately preceding annual meeting.

Laurel Capital’s bylaws provide that its shareholders may nominate a candidate for election to the board of directors by written notice received at least 60 days prior to the anniversary date of the immediately preceding annual meeting.

Indemnification

First Commonwealth’s bylaws require First Commonwealth to indemnify each director and officer of First Commonwealth against expenses and any liability incurred in connection with any actual or threatened proceeding to which the person is involved by reason of such person’s service as a director or officer of First Commonwealth or any of its subsidiaries or because the person was serving at the request of First Commonwealth as a director, officer, employee or other representative of another entity.

Laurel Capital’s articles of incorporation provide for mandatory indemnification of directors, officers, employees and agents of Laurel Capital against such proceedings to the fullest extent authorized by Pennsylvania law. Laurel Capital is also obligated to pay the expenses incurred by any director, officer, attorney, employee or agent of Laurel Capital in defending any proceeding in advance of its final disposition, subject to the receipt of an undertaking by the director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified for such expenses.

Shareholders Meetings

The bylaws of First Commonwealth provide that special meetings of the shareholders may be called only by a majority of the corporation’s board of directors. Shareholders of First Commonwealth are required to submit in writing to First Commonwealth any matter desired to be placed on the agenda of an annual meeting of shareholders not more than 120 days and not less than 60 days prior to the anniversary date of First Commonwealth’s proxy statement for the immediately preceding meeting.

A special meeting of the shareholders of Laurel Capital may be called by the Chairman of the Board, the board of directors or shareholders entitled to cast at least 20% of the votes entitled to be cast at the meeting. Laurel Capital’s articles of incorporation require that its shareholders submit to Laurel Capital written notice of any matter desired to be placed on the agenda of an annual meeting of shareholders not less than 60 days prior to the anniversary date of the immediately preceding annual meeting.

Required Shareholder Votes

General

Subject to the voting rights of any series of First Commonwealth or Laurel Capital preferred stock then outstanding, the holders of First Commonwealth and Laurel Capital common stock possess exclusive voting rights of the respective corporations. Neither corporation allows cumulative voting rights in the election of directors. For general corporate action of the shareholders of First Commonwealth and Laurel Capital, the affirmative vote of a majority of the votes cast, in person or by proxy, at a shareholders’ meeting is required for approval.

Fundamental Changes

First Commonwealth’s articles of incorporation require that a merger, consolidation, liquidation or dissolution or other action that would result in the sale of all or substantially all of the assets of the corporation must be approved by the affirmative vote of shareholders owning at least 75% of the outstanding shares of common stock, except for transactions which would not require shareholder approval under the Pennsylvania corporate statute. Generally, shareholder approval is not required under the Pennsylvania corporate statute for any merger if (i) the surviving corporation is a Pennsylvania corporation and the articles of incorporation of the surviving corporation are identical to those in effect before the merger, (ii) each share of stock outstanding before the merger is to continue as or be converted into an identical share of the surviving corporation, and (iii) the shareholders will continue to own in the aggregate shares of the surviving corporation entitled to cast at least a majority of the votes entitled to be cast in the election of directors. In addition to and aside from shareholder voting rights provided by the Pennsylvania corporate statute, New York Stock Exchange rules governing corporations whose stock is listed on the NYSE, such as First Commonwealth, require a shareholder vote on a merger if stock being issued in connection therewith possesses voting power equal to at least 20% of the voting power of the common stock outstanding immediately before the merger.

The articles of incorporation and bylaws of Laurel Capital do not specify the vote required for a merger or sale of substantially all of the assets of Laurel Capital. Under the Pennsylvania corporate statute, such actions must be approved by the affirmative vote of a majority of the votes cast at a meeting of shareholders at which a quorum is present.

Amendment of Articles of Incorporation

Under the Pennsylvania corporate statute, unless otherwise provided in the articles of incorporation, the affirmative vote of the holders of at least a majority of the outstanding shares of First Commonwealth’s common stock is required to approve an amendment to the articles of incorporation of First Commonwealth. First Commonwealth’s articles of incorporation require the affirmative vote of the holders of at least 75% of the outstanding shares of First Commonwealth common stock to amend or repeal the requirement that at least 75% of the outstanding shares of common stock approve any business combination, as described above under “Comparison of Rights of Shareholders—Fundamental Changes.”

Laurel Capital’s articles of incorporation require the approval of holders of at least a majority of the shareholders of Laurel Capital stock to amend the articles, except the approval of the holders of at least two-thirds of Laurel Capital’s stock is necessary to amend, repeal or adopt any provision inconsistent with, the provisions of the articles of incorporation relating to the classification of the board of directors or the vote required to amend the articles of incorporation and bylaws.

Amendment of Bylaws

First Commonwealth’s bylaws may be altered, amended or repealed by the affirmative vote of the holders of at least 80% of the outstanding shares of First Commonwealth common stock or by a majority vote of the board of directors, subject to the power of shareholders to change the action of the board of directors by the affirmative vote of 80% of the outstanding shares of First Commonwealth common stock. In addition, the Pennsylvania corporate statute requires shareholder approval to adopt or amend any bylaw provision on any matter that is expressly committed to shareholders by the statute. These matters include shareholder voting rights, limitations on director liability, classes of board membership, share transfer restrictions, and other related subjects.

Laurel Capital’s bylaws may be altered, amended or repealed by the board of directors or by shareholders holding at least a majority of the outstanding shares entitled to vote generally in the election of directors.

Provisions with Possible Anti-Takeover Effects

Certain provisions of the articles of incorporation and bylaws of First Commonwealth and Laurel Capital and certain provisions of the Pennsylvania corporate statute to which First Commonwealth and Laurel Capital are subject may have the effect of deterring or discouraging, among other things, a hostile tender offer for the corporation’s stock, a proxy contest for control of the corporation, the assumption of control of the corporation by a holder of a large block of its stock or the removal of the corporation’s management, even if such actions would be advantageous to the corporation’s shareholders. These provisions are summarized below.

Authority to Oppose Unsolicited Offers

The articles of incorporation of First Commonwealth authorize its board of directors to take defensive actions to oppose a tender offer or other offer for First Commonwealth’s securities if it determines that the offer should be rejected. In determining whether to reject an offer, the board is authorized to consider the offer price, the ability to obtain a more favorable price in the future, the impact of an acquisition on First Commonwealth’s employees and customers and the communities in which they serve, the reputation and business practices of the offeror and its management, the value of the securities which are offered in exchange for First Commonwealth’s securities, and any antitrust or regulatory issues that are raised by the offer. If First Commonwealth’s board determines that the offer should be rejected, it is authorized to take any lawful action against the offer, including advising shareholders to reject the offer, commencing litigation against the offeror, acquiring or selling First Commonwealth’s securities or granting options to purchase First Commonwealth securities, acquiring another company and seeking a more favorable offer from another party.

The articles of incorporation and bylaws of Laurel Capital do not contain a comparable provision.

Classified Board of Directors

As described above under “—Board of Directors,” the boards of directors of First Commonwealth and Laurel Capital are separated into three classes. This could make it more difficult for a third party to acquire immediate control over the corporation’s board of directors, thereby possibly discouraging a third party from seeking control of First Commonwealth or Laurel Capital.

Anti-Takeover Provisions of Pennsylvania Law

Under the Pennsylvania corporate statute, certain anti-takeover provisions apply to Pennsylvania registered corporations (e.g. publicly traded companies) including those relating to (i) control share acquisitions, (ii) disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders and (iv) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt out of these anti-takeover sections by provisions in their articles of incorporation or, in some cases, their bylaws. Laurel Capital has opted out of the provisions relating to control share acquisitions and disgorgement of profits by certain controlling persons. First Commonwealth has not opted out of any of these anti-takeover provisions. A general summary of these applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than shares owned since January 1, 1988 and any additional shares distributed with respect to such shares) equal to at least 20%, 33 1/3% and 50% of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, described below, at a meeting or until they have been transferred to a person who does not thereby also become the holder of a control share acquisition.

The holder of a control share acquisition may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person proposing to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired. Two shareholders’ votes are required to approve the restoration of voting rights. First, the approval of an absolute majority of all voting power must be obtained. All voting shares are entitled to participate in this vote. Second, the approval of an absolute majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (i) a control share acquisition by an acquiring person who does not properly request consideration of voting rights or (ii) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation, or (ii) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation, if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combination Transactions with Interested Shareholders. Pennsylvania law regarding business combination transactions with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors becomes an “interested shareholder.” A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•	the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•	the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates or (ii) the merger is approved at a shareholders’ meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction. Pennsylvania law regarding the ability of shareholders to dispose of their stock following a control transaction provides, generally, that a person or group that acquires more than 20% of the voting power to elect directors of the corporation is a controlling person and must give prompt notice to each shareholder of record. The other shareholders are then entitled to demand that the controlling person pay them the fair value of their shares under specified procedures. Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, that is not reflected in such price.

APPRAISAL RIGHTS

Appraisal rights are statutory rights that enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Shareholders of Laurel Capital are entitled to exercise the rights under Subchapter D of the Pennsylvania Business Corporation Law (which we refer to as Subchapter D) to object to the merger and to make a written demand that we pay in cash the fair value of the shares held by the shareholder as determined in accordance with Subchapter D. The following is a summary of the provisions of Subchapter D. This summary is qualified in its entirety by reference to the provisions of Subchapter D, which are set forth in full as Annex C to this proxy statement/prospectus.

The fair value of shares of Laurel Capital stock is defined in Subchapter D as the fair value of the shares immediately before the effective time of the merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger. Opinions of investment banking firms as to the fairness from a financial point of view of consideration received in a merger, such as the opinion issued by Janney, are not necessarily determinative of fair value under Subchapter D.

Except as otherwise provided below, only a record holder of shares of Laurel Capital stock is entitled to assert appraisal rights with respect to the shares registered in the holder’s name. A record holder, such as a broker or depository nominee, who holds shares as a nominee for others, may exercise appraisal rights with respect to all (but not less than all) of the shares held for one or more beneficial owners, while not exercising the rights for other beneficial owners. The demand for payment described below must show the name and address of the person or persons on whose behalf the appraisal rights are being exercised. A beneficial owner who is not a record holder who wishes to exercise appraisal rights may do so only if the shareholder submits a written consent of the record holder with his demand for payment. Accordingly, if you are a beneficial owner of shares, you should consult promptly with your record holder as to the timely exercise of appraisal rights. A beneficial owner must assert appraisal rights with respect to all shares owned by him or her, whether or not all of his or her shares are registered in his or her name.

To exercise appraisal rights and obtain payment of the fair value of his shares, a shareholder must satisfy all the following conditions:

•	The shareholder must notify Laurel Capital in writing before the date of our special meeting of the shareholder’s intention to demand that the shareholder be paid the fair value for the shareholder’s shares if the merger is consummated.

•	The shareholder must not change the beneficial ownership of his or her shares from the date he or she files the written notice until the effective time of the merger.

•	The shareholder must refrain from voting his or her shares in favor of the merger proposal. Neither an abstention from voting with respect to, nor a failure to vote in person or by proxy against approval of, the merger proposal will constitute a waiver of a shareholder’s appraisal rights. However, a signed proxy that is returned without any instruction as to how the proxy should be voted will be voted in favor of the merger proposal and will be deemed to be a waiver of the shareholder’s appraisal rights.

A notice of intention to demand payment must clearly state that the shareholder intends to demand that the shareholder be paid the fair value of the shareholder’s shares if the merger is consummated, must provide the name, address and telephone number of the shareholder making the demand and must be sent to Laurel Capital. A shareholder who exercises appraisal rights will retain all other rights as a shareholder until the merger is completed.

If the merger is approved at the special meeting, we will mail to each shareholder who complied with the procedures listed above a notice stating where and when a demand for payment of the fair value of his or her shares must be sent, and where and when stock certificates must be deposited to obtain payment of the fair value. The notice will be accompanied by a demand for payment form, which will include a request that the shareholder certify the date on which the shareholder (or the person on whose behalf the shareholder exercises appraisal rights) acquired beneficial ownership of the shares. A shareholder exercising appraisal rights will have 30 days from the date that we mail the notice to send in their demand for payment form and to deposit their stock certificate. If a shareholder fails to send in the demand for payment or stock certificate on a timely basis, that shareholder will lose appraisal rights under Subchapter D, but will retain all other rights as a shareholder until the merger is consummated.

If the merger has not been completed within 60 days after the date set for demanding payment and depositing certificates, we will return any certificates that have been deposited. Once the deposited certificates are returned, we may thereafter send a new notice to demand payment, which will have the same effect as the original notice.

Promptly after completion of the merger, or upon timely receipt of demand for payment if the merger has already been effectuated, we will either remit to shareholders who have made a demand and have deposited their stock certificates the amount we estimate to be the fair value of the shares, or give written notice that no remittance will be made. The remittance or notice must be accompanied by the following documents:

•	the closing balance sheet and statement of income of Laurel Capital for the fiscal year ending not more than 16 months before the date of remittance or notice, together with our latest available interim financial statements;

•	a statement of First Commonwealth’s estimate of the fair value of the shares; and

•	a notice of the right of the shareholder to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D.

If we do not remit the amount of our estimate of the fair value of the shares, we will return all stock certificates that the shareholders have deposited. We may make a notation on any of the certificates that a demand for payment has been made. If shares with respect to which a notation has been so made are transferred, a transferee of the shares will not acquire by virtue of the transfer any rights in the shares other than those that the original shareholder had after making a demand for payment.

If we give notice of our estimate of the fair value of the shares without remitting payment, or if we remit payment of the amount for any shareholder’s shares and the shareholder believes that the amount stated or remitted is less than the fair value of the shareholder’s shares, the shareholder may elect to send to us the shareholder’s own estimate of the fair value of the shares, which will be deemed a demand for payment of the amount of the deficiency. If a shareholder does not file that shareholder’s own estimate within 30 days after our mailing of our remittance or notice, the shareholder will be entitled to no more than the amount stated on the notice or remitted to them by us.

If any demand for payment remains unsettled within 60 days after the latest to occur of: (i) completion of the merger, (ii) timely receipt of any demands for payment or (iii) timely receipt of any estimates by shareholders of the fair value of their shares, we may file an application for relief in court requesting that the fair value of the shares be determined by the court. While we do not anticipate filing an application for the court to determine the fair market value of the shares, if we elected to file an application, the court’s determination of the fair market value of the shares may be higher or lower than the merger consideration.

Any shareholder who exercises appraisal rights, wherever residing, whose demand has not been settled, will be made a party to the proceeding. A copy of the application for relief will be served on each such shareholder. If a shareholder is a nonresident of Pennsylvania, the application will be served in the manner provided or prescribed by or under applicable provisions of Pennsylvania law relating to bases of jurisdiction and interstate and international procedure. The jurisdiction of the court will be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser will have the power and authority that is specified in the order of appointment or in any amendment of the order. Each shareholder who is made a party will be entitled to recover the amount by which the fair value of his or her shares is found to exceed the amount, if any, previously remitted, plus interest from the effective time of the merger until the date of payment. Interest will be at a rate that is fair and equitable under all of the circumstances, taking into account all relevant factors.

If we fail to file an application for relief, any shareholder who made a demand for payment and who has not already settled such shareholder’s claim against us may file an application for relief in our name at any time within 30 days after the expiration of the 60-day period referred to above. If a shareholder does not file an application within the 30-day period, the shareholder will be paid our estimate of the fair value of his shares and no more, and may bring an action to recover any amount not previously remitted.

In general, the costs and expenses of any valuation proceeding, including the reasonable compensation and expenses of any appraiser appointed by the court, will be determined by the court and assessed against us. However, any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the shareholders who are parties to the proceeding and whose action in demanding supplemental payment the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith. If the court finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated and should not be assessed against us, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the shareholders who were benefited.

From and after the effective time of the merger, shareholders exercising their appraisal rights will not be entitled to receive payment of dividends or other distributions on their shares of our stock.

Because failure to comply entirely with the strict requirements of the Pennsylvania corporate statute may result in the loss of your right to an appraisal, you should promptly consult your legal advisor if you are considering exercising your appraisal rights.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement could not be approved unless the meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Laurel Capital at the time of the special meeting to be voted for an adjournment, if necessary, Laurel Capital has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Laurel Capital unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

BUSINESS OF LAUREL CAPITAL

General

Laurel Capital is a bank holding company whose primary asset is the common stock of Laurel Savings Bank. The business and management of Laurel Capital primarily consists of the business and management of Laurel Savings Bank. Laurel Savings Bank’s business is conducted through its corporate headquarters located in Allison Park, Pennsylvania as well as six branch offices located in Allegheny County and one branch office located in Butler County, Pennsylvania. Additionally, Laurel Savings Bank has one active subsidiary, Laurel Financial Group, Inc. (“LFG”), headquartered in Wilmington, Delaware. At March 31, 2006 LFG had assets of approximately $12.4 million consisting primarily of single-family residential loans and U.S. Government Agency Notes. At March 31, 2006, Laurel Capital had total assets of $314.3 million and stockholders’ equity of $27.8 million or 8.9% of total assets. In addition, at such date, Laurel Savings Bank’s core capital of $24.1 million and Tier I and Tier II risk-based capital of $24.1 million and $26.1 million, respectively, exceeded the regulatory required amounts by $11.8 million, $17.6 million and $13.1 million, respectively. Laurel Savings Bank’s corporate headquarters is located at 2724 Harts Run Road, Allison Park, Pennsylvania, its telephone number is (412) 487-7400 and its internet address is www.laurelsb.com.

Laurel Savings Bank is primarily engaged in attracting deposits from the general public and using these funds to originate permanent first mortgage loans on single-family residential properties, and, to a lesser extent, multi-family residential loans, construction and development loans, commercial real estate loans and consumer loans. Laurel Savings Bank’s revenue is primarily derived from interest income on its loan portfolio. Laurel Savings Bank’s principal expenses are interest expense on deposits and other operating expenses. The principal sources of funds for Laurel Savings Bank’s lending activities are its deposits and amortization and prepayments of outstanding loans and investment securities.

Lending Activities

General. Laurel Savings Bank has traditionally concentrated its lending activities on conventional first mortgage loans secured by residential property. Conventional loans are neither insured by the Federal Housing Administration nor partially guaranteed by the Department of Veterans’ Affairs. At March 31, 2006, Laurel Savings Bank’s gross loan portfolio amounted to $217.8 million, representing approximately 69.3% of Laurel Savings Bank’s total assets at that date. Permanent loans secured by single-family (one-to-four units) residential properties amounted to $169.5 million or 77.9% of the total loan portfolio at March 31, 2006. At March 31, 2006, multi-family (over four units) residential loans amounted to $1.4 million or 0.6% of the total loan portfolio while construction and development loans totaled $4.6 million or 2.1% of the total loan portfolio and commercial real estate loans totaled $3.6 million or 1.6% of the total loan portfolio. Consumer loans, the second largest component of Laurel Savings Bank’s total loan portfolio, amounted to $37.8 million or 17.4% of such portfolio at March 31, 2006 and consisted primarily of home equity loans, home equity lines of credit and automobile loans. Commercial and other loans, which make up the remainder of the portfolio, amounted to $927,000 or 0.4% of the loans outstanding at March 31, 2006.

The following table sets forth the composition of Laurel Savings Bank’s loan portfolio by type of loan at the dates indicated.

	As of March 31, 2006		As of June 30,
			2005		2004		2003		2002		2001
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Real estate loans:
Single-family	$169,518	77.9%	$165,844	77.4%	$125,304	70.3%	$118,962	62.6%	$131,359	71.1%	$130,039	70.3%
Multi-family	1,373	0.6%	1,462	0.7%	1,616	0.9%	2,640	1.4%	3,202	1.7%	2,892	1.6%
Construction and development (1)	4,577	2.1%	5,095	2.4%	5,247	2.9%	14,728	7.7%	9,687	5.3%	10,763	5.8%
Commercial	3,575	1.6%	4,437	2.1%	6,322	3.6%	5,337	2.8%	4,496	2.4%	5,051	2.7%

Total real estate loans	179,043	82.2%	176,838	82.6%	138,489	77.7%	141,667	74.5%	148,744	80.5%	148,745	80.4%
Commercial and other loans (2)	927	0.4%	665	0.3%	1,475	0.8%	3,012	1.6%	1,560	0.8%	1,707	0.9%
Consumer loans (3)	37,781	17.4%	36,638	17.1%	38,295	21.5%	45,463	23.9%	34,461	18.7%	34,441	18.7%

Total loans	$217,751	100.0%	$214,141	100.0%	$178,259	100.0%	$190,142	100.0%	$184,765	100.0%	$184,893	100.0%

Less:
Loans in process	(1,741)		(3,290)		(3,459)		(7,314)		(4,719)		(6,160)
Allowance for loan losses	(2,000)		(1,989)		(2,032)		(2,006)		(1,803)		(1,759)
Unamortized costs and fees	977		887		523		380		79		(66)

Net loans receivable	$214,987		$209,749		$173,291		$181,202		$178,322		$176,908

Loans held for sale (4)	$172		$947		$1,130		$1,439		$1,371		$1,701

(1)	The $4.6 million construction and development loan portfolio outstanding at March 31, 2006 consisted of adjustable-rate construction loans totaling $2.4 million and fixed-rate construction loans totaling $2.2 million.
(2)	Commercial and other loans consists primarily of U.S. Department of Agriculture loans which are guaranteed.
(3)	Consumer loans consist primarily of home equity loans, home equity lines of credit and automobile loans.
(4)	Loans held for sale consist of guaranteed student loans.

Maturities and Repricing of Loans. The following table sets forth the contractual principal repayments of the total loan portfolio of Laurel Savings Bank as of March 31, 2006 by categories of loans. Loans with adjustable interest rates are shown in the year that interest rates are next scheduled to adjust rather than the year that they are contractually due. Fixed rate loans are included in the year that they are contractually due. The amounts shown for each period do not take into account either loan prepayments or scheduled amortization of Laurel Savings Bank’s loan portfolio.

	Total Loans Outstanding at March 31, 2006	Loans Scheduled to Mature or Reprice in the Year Ended March 31,
		2007	2008 –2009	2010 – 2011	2012 –2017	2018 – 2027	2028 and Thereafter
	(Dollars in Thousands)
Fixed-rate mortgage loans	$71,136	$101	$1,435	$680	$10,046	$21,538	$37,336
Adjustable-rate mortgage loans	103,330	5,873	29,336	67,205	916	—	—
Construction	4,577	180	2,189	1,065	—	776	367
Consumer and other loans	38,708	2,370	4,847	5,549	12,603	12,914	425

Total	$217,751	$8,524	$37,807	$74,499	$23,565	$35,228	$38,128

Contractual repayments of adjustable-rate mortgage loans due after March 31, 2006 amount to $103.3 million. Contractual maturities of loans do not reflect the actual term of Laurel Savings Bank’s loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses which give Laurel Savings Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. Scheduled principal amortization also reduces the average maturity of the loan portfolio. The average life of mortgage loans tends to increase, however, when current mortgage rates substantially exceed rates on existing mortgages and conversely, decrease when rates on existing mortgages substantially exceed current mortgage loan rates.

Origination, Purchase and Sale of Loans. Loan originations are derived from a number of sources such as mortgage correspondents, mortgage bankers, existing customers, borrowers, builders and walk-in customers. All of Laurel Savings Bank’s mortgage lending is subject to its written, nondiscriminatory underwriting standards and to loan origination procedures prescribed by its board of trustees. Decisions on loan applications are made on the basis of detailed applications and property valuations by independent appraisers approved by the board of trustees. The loan applications are designed to determine the borrower’s ability to repay, and the more significant items on the applications are verified through the use of credit reports, financial statements and confirmations.

It is Laurel Savings Bank’s policy to obtain title insurance policies insuring that Laurel Savings Bank has a valid lien on mortgaged real estate. Borrowers must obtain fire and casualty insurance policies prior to closing and, when the property is in a flood plain as designated by the Department of Housing and Urban Development, flood insurance policies are required prior to closing. Borrowers may be required to advance funds on a monthly basis together with each payment of principal and interest to a mortgage escrow account from which Laurel Savings Bank makes disbursements for items such as real estate taxes, hazard insurance premiums and private mortgage insurance premiums as they are due.

Under policies adopted by Laurel Savings Bank’s board of trustees, Laurel Savings Bank limits the loan-to-value ratio to 97% on residential mortgage loans and requires that private mortgage insurance be obtained that reduces Laurel Savings Bank’s loan-to-value ratio to 80%. The loan-to-value ratio on second mortgages may not exceed 100% of the property value including the amount of the first mortgage on the property. Construction and development and commercial real estate loans generally are made for no more than 97% and 80%, respectively, of the appraised value of the property. With respect to construction and development loans, such value reflects the projected value of the property upon completion.

Historically, Laurel Savings Bank has not been an active purchaser or seller of loans. However, during fiscal 2005 and fiscal 2004, Laurel Savings Bank purchased mortgage loans in the secondary market amounting to $5.9 million and $20.8 million, respectively. These loans primarily consisted of adjustable-rate mortgages on one-to-four family residential properties. No such loans were purchased during the nine months ended March 31, 2006. The sales activity conducted by Laurel Savings Bank during the nine month period ended March 31, 2006 and fiscal 2005, 2004 and 2003 included both the sale of student loans and the sale of fixed-rate loans.

The following table shows total loan origination, purchase and repayment activities of Laurel Savings Bank during the periods indicated.

	For the Nine Months Ended March 31, 2006	Year Ended June 30,
		2005	2004	2003
	(Dollars in Thousands)
Real estate originations:
Residential:
Single-family	$20,249	$59,729	$26,094	$28,881
Multi-family	701	—	168	124
Commercial	280	570	900	1,256
Construction and development (1)	1,875	4,053	3,876	14,396

Total real estate loan originations	23,105	64,352	31,038	44,657
Consumer and other loan originations (2)	11,384	14,527	17,796	24,960

Total loan originations	34,489	78,879	48,834	69,617
Loans purchased	—	5,910	20,832	—
Loans acquired by acquisition (3)	—	—	—	24,555

Total loan originations, loans purchased and loans acquired	34,489	84,789	69,666	94,172

Loans sold	994	563	849	612
Principal loan repayments	37,947	47,408	76,961	90,383
Other, net (4)	11	360	76	229

Total principal loan repayments and other	38,952	48,331	77,886	91,224

Net (decrease) increase in loans receivable, net and loans held for sale	$(4,463)	$36,458	$(8,220)	$2,948

(1)	Construction and development loans are classified as either residential or commercial real estate loans at the time of origination depending on the nature of the properties securing the loans. Construction loan originations totaled $1.9 million during the nine month period ended March 31, 2006, of which $216,000 were adjustable-rate loans and $1.7 million were fixed-rate loans.
(2)	Includes student loans held for sale.
(3)	Reflects loans acquired in conjunction with the acquisition of SFSB Holding Company on March 28, 2003.
(4)	Includes transfers to real estate owned and all activity in the allowance for possible loan losses.

Lending Programs and Policies

Residential Lending. Historically, Laurel Savings Bank’s lending activity has consisted largely of the origination of long-term, fixed-rate residential mortgage loans secured by one-to-four family residential properties. At March 31, 2006, $66.9 million or 30.7% of Laurel Savings Bank’s total loan portfolio consisted of long-term loans with fixed-rates of interest which were secured by first mortgages on one-to-four family residential properties. During the nine month period ended March 31, 2006 and fiscal 2005, 2004 and 2003,

Laurel Savings Bank originated $1.8 million, $8.7 million, $9.0 million and $26.3 million, respectively, of fixed- rate single-family mortgage loans and $18.4 million, $51.0 million, $17.1 million and $2.6 million, respectively, of adjustable-rate single-family mortgage loans. Over the last few years, Laurel Savings Bank’s residential mortgage loan portfolio has shifted from fixed-rate loans to adjustable-rate loans as a result of demand for such loans in Laurel Savings Bank’s market area. During the nine month period ended March 31, 2006, Laurel Savings Bank continued to experience a decline in principal loan repayments related to loan origination and refinancing activity concerning one-to-four family loans.

Laurel Savings Bank’s fixed-rate loans generally have maturities ranging from 15 to 30 years and are fully amortizing with monthly payments sufficient to repay the total amount of the loan with interest by the end of the loan term. Such loans are originated under terms, conditions and documentation which permit them to be sold to U.S. Government sponsored agencies. Laurel Savings Bank’s fixed-rate loans customarily include “due on sale” clauses, which give Laurel Savings Bank the right to declare a loan immediately due and payable in the event the borrower sells or otherwise disposes of the real property subject to the mortgage or the loan is not repaid.

Laurel Savings Bank also originates adjustable-rate mortgages (“ARMs”) with up to a 30-year amortization schedule. On all ARMs currently offered by Laurel Savings Bank, payments are adjusted with each interest rate adjustment so that the term of the ARM is not affected. Laurel Savings Bank currently offers 1 year, 3 year and 5 year adjustable-rate loans. After the initial adjustment period (1,3 or 5 years), interest rate adjustments occur annually based on the weekly average yield on U.S. Treasury Securities adjusted to a constant maturity of one year. All three loan types limit interest rate increases to 6% over the life of the loan and limit decreases to 2% below the initial rate. Additionally, all three loan types have a 2% adjustment cap. All of these loans may be converted to fixed-rate loans upon payment of a specified fee. Although Laurel Savings Bank intends to continue to emphasize the origination of ARMs in order to reduce the impact on its operations of rapid increases in market rates of interest, such loans generally do not adjust as rapidly as changes in Laurel Savings Bank’s cost of funds. At March 31, 2006, $102.6 million or 47.1% of Laurel Savings Bank’s total loan portfolio consisted of ARMs on one-to-four family residential real estate.

Commercial and Multi-Family Real Estate Lending. Laurel Savings Bank originated $280,000 of commercial real estate loans and $701,000 of multi-family residential real estate loans during the nine month period ended March 31, 2006. At March 31, 2006, Laurel Savings Bank’s multi-family residential real estate loans and commercial real estate loans amounted to $1.4 million and $3.6 million, respectively, or 0.6% and 1.6% of the total loan portfolio, respectively. Such loans generally have interest rates which exceed the interest rates on single-family residential real estate loans and usually have shorter terms. Such loans are offered with interest rates that generally adjust annually at 1% to 2% over the prime rate as published in the Wall Street Journal or are fixed for the term of the loan. Of the $5.0 million of commercial real estate and multi-family residential loans at March 31, 2006, $4.2 million have fixed rates of interest and $749,000 have adjustable rates of interest. These loans have up to 30-year amortization schedules. Laurel Savings Bank’s multi-family real estate loans are secured primarily by apartment buildings and its commercial real estate loans are secured primarily by other income-producing properties located in its market area, including small office buildings and warehouses.

Multi-family and commercial real estate lending entails significant additional risks as compared with single-family residential property lending. Multi-family and commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience on such loans is typically dependent on the successful operation of the real estate project. The success of such projects is sensitive to changes in supply and demand conditions in the market for multi-family and commercial real estate as well as economic conditions. Although such loans are inherently more risky than single-family residential loans, Laurel Savings Bank recognizes the benefits of increasing its origination of these types of loans in the future due to the generally higher rates of interest earned on such loans.

Laurel Savings Bank evaluates all aspects of commercial and multi-family real estate loan transactions in order to mitigate the risk to Laurel Savings Bank to the greatest extent possible. Laurel Savings Bank seeks to ensure that the property securing the loan will generate sufficient cash flow to adequately cover operating expenses and debt service payments. To this end, permanent commercial and multi-family real estate loans are generally made at a loan-to-value ratio of 80% or less and with a minimum debt service coverage generally of one to one and one-half times net rental income. In underwriting commercial and multi-family real estate loans, consideration is given to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks and a review of the financial condition of the borrower. A narrative appraisal report prepared by an outside appraiser, qualified by an independent member of the American Institute of Appraisers or a similar organization, is commissioned by Laurel Savings Bank to substantiate property values for commercial and multi-family real estate loan transactions, which appraisal, in final form, Laurel Savings Bank obtains prior to closing the loan. Laurel Savings Bank also obtains in virtually all cases full personal loan guarantees from the borrower, or in the case of a corporate borrower, the loan guarantees from the persons controlling the borrower.

Construction and Development Lending. Laurel Savings Bank’s construction and development loans accounted for 8.1% of real estate loans originated during the nine month period ended March 31, 2006, 6.3% in fiscal 2005, 12.5% in fiscal 2004 and 32.2% in fiscal 2003. Such loans are generally used to fund the construction of residential properties for owner-occupancy although Laurel Savings Bank has originated commercial construction and land acquisition and development loans to a limited degree. Construction and development loans are classified as either residential or commercial real estate loans at the time of origination, depending on the nature of the property securing the loan. At March 31, 2006, construction and development loans amounted to $4.6 million or 2.1% of Laurel Savings Bank’s total loan portfolio. The decrease in the origination of construction and development loans during the nine months ended March 31, 2006 and fiscal 2005 relative to fiscal 2004 and 2003 was primarily the result of a change in loan pricing due to perceived risks associated with such loans.

While the majority of Laurel Savings Bank’s construction and development loans are made to homeowners, Laurel Savings Bank also originates speculative construction loans on a limited basis. Speculative construction loans on unsold properties carry more risk than pre-sold or individual construction loans originated by Laurel Savings Bank because the payoff for the loan is generally dependent on the builder’s ability to sell the property prior to the time that the construction loan is due. Laurel Savings Bank attempts to mitigate these risks by, among other things, working with builders with whom it has established relationships and by generally limiting the number of unsold homes under construction. At March 31, 2006, speculative construction loans amounted to $2.5 million.

Laurel Savings Bank has been active in residential construction lending for many years and absent the proposed merger could continue its involvement in such lending in the future. Although Laurel Savings Bank has not experienced any significant difficulties, construction lending is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on construction loans is dependent largely upon the accuracy of the initial appraisal of the property’s projected value at completion of construction as well as the estimated costs of construction, including interest. During the construction phase, a number of factors could result in delays and cost overruns. If either estimate proves to be inaccurate and the borrower is unable to provide additional funds, the lender may be required to advance funds beyond the amount originally committed to permit completion of the project and/or be confronted at the maturity of the construction loan with a project whose value is insufficient to assure full repayment. In addition, if the borrower is unable to obtain permanent financing prior to the expiration of the term of the construction loan and has not sold his or her existing residence due to market conditions, Laurel Savings Bank could experience a risk of loss in the event of the borrower’s existing residence is not sold for an extended period of time. In such instance, Laurel Savings Bank generally requires the borrower to sell the construction property, rent the property or execute a deed-in-lieu of foreclosure.

Consumer Lending. Laurel Savings Bank originated $11.4 million, $14.5 million, $17.8 million and $25.0 million of consumer loans during the nine month period ended March 31, 2006, fiscal 2005, fiscal 2004 and fiscal 2003 out of total loan originations, purchases and acquisitions of $34.5 million, $84.8 million, $69.7 million and $94.2 million, respectively. Although consumer loans may involve a greater risk of loss than residential real estate loans due to the nature of the collateral involved (or the absence of collateral), Laurel Savings Bank carefully reviews the creditworthiness of the borrower and, where applicable, the value of the collateral for such loans. However, since the amount outstanding on each individual loan is smaller, the risk of financial loss per loan is lower when compared to mortgage and commercial lending.

Installment loans accounted for $37.7 million or 99.8% of all consumer loans at March 31, 2006. Installment loans generally have shorter terms with fixed rates of interest. Home equity loans, which make up the majority of Laurel Savings Bank’s total installment loans, typically have fixed interest rates and terms up to 15 years, although a majority of such loans have terms of five years or less. Laurel Savings Bank does not require that it hold the first mortgage on the secured property. Laurel Savings Bank also offers a home equity line of credit with an adjustable rate of interest.

Loans on savings accounts are also offered with the interest rates generally set at the higher of the underlying collateral rate plus 3% or the current Federal Reserve Board discount rate plus 5%. The interest rate is adjusted if the rate on the account or the Federal Reserve Board discount rate changes. Such loans are generally made for up to 90% of the amount in the savings account and accounted for $95,000 or 0.2% of the consumer loan portfolio at March 31, 2006.

Regulatory Requirements. The aggregate amount of loans that Laurel Savings Bank may make to any one borrower is limited to 15% of unimpaired capital and unimpaired surplus plus an additional 10% of unimpaired capital and unimpaired surplus when the loan is fully secured by readily marketable securities. At March 31, 2006, Laurel Savings Bank’s loans to one borrower limit was approximately $4.2 million. The largest aggregate amount of loans by Laurel Savings Bank to any one borrower, including related entities, was $931,000 of fixed-rate loans on single and multi-family residences. This loan was current in accordance with its terms as of March 31, 2006.

Laurel Savings Bank is also subject to regulations which limit the amount of a real estate loan to a specified percentage of the value of the property securing the loan (referred to as the “loan-to-value ratio”). Such regulations provide that at the time of origination, a real estate loan may not exceed 100% of the appraised value of the secured property. Maximum loan-to-value ratios for each type of real estate loan made by an institution are to be established by the institution’s board of trustees. If the amount of a home loan originated or refinanced is in excess of 80% of the appraised value, the institution is required to obtain private mortgage insurance on the portion of the principal amount of the loan that exceeds 80% of the appraised value of the secured property.

Non-performing Loans and Other Real Estate Owned

When a borrower fails to make a required payment on a loan, Laurel Savings Bank attempts to cure the deficiency by contacting the borrower and seeking payment. A late charge is generally assessed after 20 days. Contacts are generally made after a payment is more than 30 days past due. In most cases, the deficiencies are cured promptly. If the delinquency exceeds 90 days and is not cured through Laurel Savings Bank’s normal collection procedures, Laurel Savings Bank will generally institute measures to remedy the default including, in the case of mortgage loans, commencing a foreclosure action, accepting from the mortgagor a voluntary deed of the secured property in lieu of foreclosure or obtaining from the borrower the collateral which secures a non-mortgage obligation.

The recognition of interest income on all loans is discontinued when, in the judgment of management, the probability of collection is deemed to be insufficient or when the loan becomes 90 days past due, whichever occurs first. All unpaid accrued interest on such loans is reserved. Consumer loans more than 120 days or 180 days delinquent (depending on the nature of the loan) are generally required to be written off.

If a foreclosure action is instituted and the loan is not reinstated, paid in full or refinanced, the property is sold at a public auction at which Laurel Savings Bank may participate as a bidder at the sale. If Laurel Savings

Bank is the successful bidder, the acquired property is then included in Laurel Savings Bank’s “real estate owned” account until it is sold. Laurel Savings Bank is permitted to finance the sales of these properties by “loans to facilitate,” which involve a lower down payment or a longer term than would be generally allowed by Laurel Savings Bank’s underwriting standards. At March 31, 2006, Laurel Savings Bank had no loans to facilitate.

The remedies available to Laurel Savings Bank in the event of a default or delinquency with respect to certain residential mortgage loans, and the procedures by which such remedies may be exercised, are subject to Pennsylvania law and regulations. Under Pennsylvania law, a lender is prohibited from accelerating the maturity of a residential mortgage loan, commencing any legal action (including foreclosure proceedings) to collect on such loan, or taking possession of any loan collateral until the lender has first provided the delinquent borrower with at least 30 days prior written notice specifying the nature of the delinquency and the borrower’s right to correct such delinquency. In addition, the lender’s ability to exercise any remedies it may have with respect to loans for one- or two-family principal residences located in the Commonwealth of Pennsylvania is further restricted (including the lender’s right to foreclose on such property) until the lender has provided the delinquent borrower with written notice detailing the borrower’s rights to seek consumer credit counseling and state financial assistance and until the borrower has exhausted or failed to pursue such rights. These provisions of Pennsylvania law may delay for several months Laurel Savings Bank’s ability to foreclose upon residential loans secured by real estate located in the Commonwealth of Pennsylvania. In addition, the uniform Fannie Mae/ Freddie Mac lending documents used by Laurel Savings Bank, as well as most other residential lenders in Pennsylvania, require notice and a right to cure similar to that provided under Pennsylvania law.

Real estate acquired by Laurel Savings Bank as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of cost or fair value at the date of acquisition and any write-down resulting therefrom is charged to the allowance for loan losses. All costs incurred in maintaining Laurel Savings Bank’s interest in the property are capitalized between the date the loan becomes delinquent and the date of acquisition. After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized.

The following table sets forth information regarding Laurel Savings Bank’s non-accrual loans and real estate owned at the dates indicated. Laurel Savings Bank did not have any troubled debt restructurings at March 31, 2006.

	March 31, 2006	June 30,
		2005	2004	2003	2002	2001
	(Dollars in Thousands)
Non-accruing loans:
Single-family residential real estate	$535	$854	$1,561	$572	$232	$467
Commercial real estate	40	—	418	282	—	31
Consumer and other loans	94	115	177	102	55	25

Total non-accruing loans	$669	$969	$2,156	$956	$287	$523

Total non-performing loans as a percentage of net loans receivable	0.31%	0.46%	1.24%	0.53%	0.11%	0.30%

Total real estate owned, net of related reserves	$—	$37	$—	$—	$131	$290

Total non-performing assets as a percentage of total assets	0.21%	0.33%	0.72%	0.30%	0.12%	0.20%

Under current federal regulations, an institution’s problem assets are subject to classification according to one of three categories: “substandard,” “doubtful” and “loss.” For assets classified as substandard and doubtful, the institution is required to establish prudent general loan loss reserves in accordance with U.S. generally accepted accounting principles. Assets classified as loss must be completely written off. A category designated “special mention” also must be established and maintained for assets not currently requiring classification under federal regulations but having potential weaknesses or risk characteristics that could result in future problems. An institution is required to develop an in-house program to classify its assets, including investments in subsidiaries, on a regular basis and to set aside appropriate loss reserves on the basis of such classification. At March 31, 2006, Laurel Savings Bank’s classified assets totaled $726,000, all of which were classified as substandard. Classified assets consist of Laurel Savings Bank’s non-performing residential real estate loans, consumer loans, certain loans which were delinquent between 15 and 90 days and other current loans which have in the past displayed characteristics which reflect potential weaknesses.

Allowance for Estimated Loan Losses. Provisions for loan losses on first mortgage and other loans are charged to earnings in amounts that result in an allowance sufficient, in management’s judgment, to cover all known and inherent losses in Laurel Savings Bank’s loan portfolio that are both probable and reasonable to estimate. In determining the appropriate level of provisions for loan losses, consideration is given to general economic conditions, diversification of loan portfolios, historical loss experience, identified credit problems, delinquency levels and adequacy of collateral. Laurel Savings Bank’s allowance for loan losses totaled $2.0 million at March 31, 2006 or 0.9% of total net loans outstanding at such date. Laurel Savings Bank’s management believes that its present allowance for losses is sufficient to cover all known and inherent losses in Laurel Savings Bank’s loan portfolio that are both probable and reasonable to estimate. However, while management uses the best information available to make such determinations, future adjustments to the loan loss allowance may be necessary based on changes in economic and other conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Laurel Savings Bank’s allowance for loan losses. Such agencies may require Laurel Savings Bank to recognize additions to such allowance based on their judgements about information available to them at the time of their examination.

Laurel Savings Bank’s asset classification committee, consisting of the Vice President—Risk Management, the Chief Executive Officer and the Senior Vice President-Chief Financial Officer, meets on at least a quarterly basis. The committee reviews all non-performing assets to determine the adequacy of reserves. Adjustments are made as needed and the committee’s findings are summarized in a detailed report submitted to the board of trustees.

The following table sets forth an analysis of Laurel Savings Bank’s allowance for loan losses during the periods indicated:

	Nine Months ended March 31, 2006	Year Ended June 30,
		2005	2004	2003	2002	2001
	(Dollars in Thousands)
Balance at beginning of period	$1,989	$2,032	$2,006	$1,803	$1,759	$1,798
Charge offs:
Residential real estate	—	(61)	(4)	(2)	—	(56)
Consumer	(6)	(6)	(26)	(28)	(20)	(19)

Total charge offs	(6)	(67)	(30)	(30)	(20)	(75)

Recoveries:
Residential real estate	10	8	22	—	20	—
Consumer	7	7	22	12	26	18

Total recoveries	17	15	44	12	46	18

Net (chargeoffs) recoveries	11	(52)	14	(18)	26	(57)
Provision for losses on loans	—	9	12	12	18	18
Allowance on loans acquired from Stanton Federal Savings Bank	—	—	—	209	—	—

Balance at end of period	$2,000	$1,989	$2,032	$2,006	$1,803	$1,759

Allowance for loan losses as a percent of total net loans outstanding	0.93%	0.95%	1.17%	1.11%	1.00%	0.99%

Allowance for loan losses as a percent of non-performing loans	298.95%	205.05%	94.25%	209.83%	919.90%	336.33%

Ratio of net (chargeoffs) recoveries to average loans outstanding	0.01%	(0.03)%	0.01%	(0.02)%	0.01%	(0.03)%

The following table sets forth information concerning the allocation of Laurel Savings Bank’s allowance for loan losses by loan category at the dates indicated.

	March 31, 2006		June 30,
			2005		2004		2003		2002		2001
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in Thousands)
Residential real estate (1)	$1,114	55.7%	$1,127	79.8%	$917	73.2%	$867	70.3%	$973	76.4%	$901	76.1%
Multi-family real estate	14	0.7%	18	0.7%	16	0.9%	26	1.4%	32	1.7%	29	1.6%
Commercial real estate	54	2.7%	67	2.1%	188	3.6%	148	2.8%	67	2.4%	83	2.7%
Consumer and other	818	40.9%	777	17.4%	911	22.3%	965	25.5%	731	19.5%	746	19.6%

Total	$2,000	100.0%	$1,989	100.0%	$2,032	100.0%	$2,006	100.0%	$1,803	100.0%	$1,759	100.0%

(1)	Includes construction and development loans.

Investment Activities

Mortgage-Backed Securities. Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) typically represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as Laurel Savings Bank. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include Freddie Mac, Fannie Mae and the Government National Mortgage Association (“GNMA”).

Freddie Mac is a public corporation chartered by the U.S. government and it guarantees the timely payment of interest and the ultimate return of principal within one year. Freddie Mac mortgage-backed securities are not backed by the full faith and credit of the United States, but because Freddie Mac is a U.S. government sponsored enterprise, these securities are considered high quality investments with minimal credit risks. The GNMA is a government agency within the Department of Housing and Urban Development which is intended to help finance government assisted housing programs. The GNMA guarantees the timely payment of principal and interest, and GNMA securities are backed by the full faith and credit of the U.S. Government. Fannie Mae guarantees the timely payment of principal and interest, and Fannie Mae securities are indirect obligations of the U.S. Government.

Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages, i.e., fixed rate or adjustable rate, as well as the prepayment risk, are passed on to the certificate holder. Accordingly, the life of a mortgage-backed pass-through security approximates the life of the underlying mortgages.

The following table sets forth the composition and amortized cost of Laurel Savings Bank’s mortgage-backed securities at the dates indicated.

	March 31, 2006	June 30,
		2005	2004	2003
	(Dollars in Thousands)
Mortgage-backed securities held to maturity:
Fannie Mae REMIC	$—	$—	$—	$27

Mortgage-backed securities available for sale:
GNMA	$546	$823	$1,390	$3,283
Fannie Mae	5,827	7,462	10,288	4,521
Fannie Mae REMIC	1,659	1,939	4,373	432
Freddie Mac	1,680	2,074	2,673	1,710
Freddie Mac REMIC	147	721	2,308	3,139
Other—REMIC	—	—	—	232

Total	$9,859	$13,019	$21,032	$13,317

Information regarding the contractual maturities and weighted average yield of Laurel Savings Bank’s mortgage-backed securities portfolio at March 31, 2006 is presented below.

	Amounts at March 31, 2006 Which Mature in
	One Year or Less	After One to Five Years	After Five to 10 Years	Over 10 Years	Total
	(Dollars in Thousands)
Mortgage-backed securities available for sale:
GNMA	$—	$22	$43	$481	$546
Fannie Mae	—	—	—	5,827	5,827
Fannie Mae REMIC	—	—	—	1,659	1,659
Freddie Mac	—	—	65	1,615	1,680
Freddie Mac REMIC	—	—	114	33	147

Total	$—	$22	$222	$9,615	$9,859

Weighted average yield	0.00%	4.89%	5.08%	4.25%	4.27%

Mortgage-backed securities generally increase the quality of Laurel Savings Bank’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of Laurel Savings Bank. At March 31, 2006, none of Laurel Savings Bank’s mortgage-backed securities were pledged to secure obligations of Laurel Savings Bank.

The actual maturity of a mortgage-backed security may be less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and adversely affect its yield to maturity. The yield is based upon the interest income and the amortization of any premium or discount related to the mortgage-backed security. In accordance with U.S. generally accepted accounting principles, premiums and discounts are amortized over the estimated lives of the loans, which decrease and increase interest income, respectively. The prepayment assumptions used to determine the amortization period for premiums and discounts can significantly affect the yield of the mortgage-backed security, and these assumptions are reviewed periodically to reflect actual prepayments. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and the general level of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of falling mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security and the amortization of any premium or discount related to the security. Under such circumstances, Laurel Savings Bank may be subject to reinvestment risk because to the extent that Laurel Savings Bank’s mortgage-backed securities amortize or prepay faster than anticipated, Laurel Savings Bank may not be able to reinvest the proceeds of such repayments and prepayments at a comparable rate.

Investment Securities. Laurel Savings Bank is authorized to invest in obligations issued or fully guaranteed by the United States, certain federal agency obligations, certain time deposits, negotiable certificates of deposit issued by commercial banks and other insured financial institutions, investment grade corporate debt securities and other specified investments. Investment decisions are made by authorized officers of Laurel Savings Bank within policies established by Laurel Savings Bank’s board of trustees.

The following table sets forth the composition and amortized cost of Laurel Savings Bank’s investment securities at each of the dates indicated.

	March 31, 2006	June 30,
		2005	2004	2003
	(Dollars in Thousands)
Investment securities held to maturity:
U.S. Government Agency Notes	$13,418	$10,918	$—	$—
Corporate notes and commercial paper	—	—	12,210	9,207

Total	$13,418	$10,918	$12,210	$9,207

Investment securities available for sale:
Municipal obligations	$7,405	$7,628	$10,308	$15,373
Shay Financial Services ARM Fund	24,629	23,931	23,274	22,785
Freddie Mac preferred stock	750	750	750	750
Fannie Mae stock	583	583	583	965
Freddie Mac stock	684	684	684	999
Corporate and U.S. government agency notes	8,508	10,459	10,517	3,135
CRA Qualified Investment Fund	1,000	1,000	1,000	1,000
Other	220	220	220	460

Total	$43,779	$45,255	$47,336	$45,467

The following table sets forth the composition and maturities of Laurel Savings Bank’s investment securities portfolio at March 31, 2006.

	Amounts at March 31, 2006 Which Mature In
	One Year or Less	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
	(Dollars in Thousands)
Investment securities held to maturity:
U.S. Government Agency Notes	$—	$12,420	$—	$998	$13,418

Weighted average yield	0.00%	4.16%	0.00%	3.62%	4.12%

Investment securities available for sale:
Municipal obligations	$—	$—	$1,920	$5,485	$7,405
Shay Financial Services ARM Fund (1)	24,629	—	—	—	24,629
Freddie Mac preferred stock (1)	750	—	—	—	750
Fannie Mae stock (1)	583	—	—	—	583
Freddie Mac stock (1)	684	—	—	—	684
Corporate and U.S. government agency notes	—	5,000	508	3,000	8,508
CRA Qualified Investment Fund (1)	1,000	—	—	—	1,000
Other	220	—	—	—	220

Total	$27,866	$5,000	$2,428	$8,485	$43,779

Weighted average yield	4.25%	3.62%	6.45%	4.74%	4.39%

(1)	Such investment securities have no stated contractual maturity.

Sources of Funds

General. Savings accounts and other types of deposits have traditionally been the principal source of Laurel Savings Bank’s funds for use in lending and for other general business purposes. In addition to deposits, Laurel

Savings Bank derives funds from loan repayments and maturities and repayments of investment and mortgage-backed securities. Borrowings may be used on a short-term basis to compensate for seasonal or other reductions in deposits or inflows at less than projected levels, as well as on a longer term basis to support expanded lending activities or asset/liability management.

Deposits. The types of deposits currently offered by Laurel Savings Bank include passbook and statement savings accounts, negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit ranging in terms from 91 days to ten years. Included among these savings programs are individual retirement accounts and Keogh accounts. Historically, fixed-rate, fixed-term certificates have represented the primary source of deposits.

The following table sets forth the distribution of Laurel Savings Bank’s deposits by type of deposit at the dates indicated.

	March 31, 2006		June 30,
			2005		2004		2003
	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits
	(Dollars in Thousands)
Passbook and club accounts	$41,104	15.9%	$44,749	17.6%	$46,790	19.0%	$47,532	17.9%
NOW deposits	39,422	15.2%	39,263	15.4%	38,662	15.7%	42,390	16.0%
MMDA’s	17,723	6.8%	18,406	7.2%	19,527	7.9%	19,106	7.2%
Fixed-rate certificates	119,509	46.2%	111,841	43.9%	101,743	41.4%	117,432	44.2%
IRA and Keogh accounts (1)	41,052	15.9%	40,632	15.9%	39,457	16.0%	39,120	14.7%

Total	$258,810	100.0%	$254,891	100.0%	$246,179	100.0%	$265,580	100.0%

(1)	IRA and Keogh accounts consist of fixed-rate certificates

The large variety of savings accounts offered by Laurel Savings Bank has increased Laurel Savings Bank’s ability to retain deposits and allowed it to be more competitive in obtaining new funds, but has not eliminated the threat of disintermediation (the flow of funds away from savings institutions into direct investment vehicles such as government and corporate securities). In addition, Laurel Savings Bank has become increasingly sensitive to short-term fluctuations in deposit flows, due to customers becoming more rate conscious. As customers have become more rate conscious and willing to move funds into higher yielding accounts, the ability of Laurel Savings Bank to attract and maintain deposits and Laurel Savings Bank’s cost of funds have been, and will continue to be, significantly affected by market conditions.

The following table sets forth information relating to Laurel Savings Bank’s deposit flows during the periods indicated.

	March 31, 2006	June 30,
		2005	2004	2003
	(Dollars In Thousands)
Increase (decrease) before interest credited	$1,005	$4,666	($23,344)	($6,319)
Interest credited	2,914	4,046	3,943	5,268
Deposits acquired	—	—	—	41,212

Total increase (decrease)	$3,919	$8,712	($19,401)	$40,161

The principal methods used by Laurel Savings Bank to attract deposits include the offering of a wide variety of services and accounts, competitive interest rates, and convenient office locations and service hours. Laurel Savings Bank uses traditional marketing methods to attract new customers and deposits, including mass media advertising and direct mailings. The development of new deposit accounts and services over the years has enhanced Laurel Savings Bank’s deposit gathering function. Laurel Savings Bank has also adopted a tiered pricing program for its certificate accounts, providing higher rates of interest on its long-term certificates in order to encourage depositors to invest in certificates with longer maturities, thus reducing the interest-rate sensitivity of Laurel Savings Bank’s deposit portfolio.

Laurel Savings Bank’s deposits are obtained primarily from persons who are residents of Pennsylvania, particularly Allegheny and Butler counties. Laurel Savings Bank does not advertise for deposits outside of Pennsylvania and management believes that an insignificant amount of Laurel Savings Bank’s deposits were held by nonresidents of Pennsylvania at March 31, 2006. Laurel Savings Bank has not used brokers to obtain funds to date and management of Laurel Savings Bank does not intend to utilize brokers to obtain such deposits in the future.

The following table presents, by various interest rate categories, the amounts of certificates of deposit at March 31, 2006 and June 30, 2005 and 2004, as well as the amounts which mature during the periods indicated.

	March 31, 2006		As of June 30,				Amount at March 31, 2006 maturing in the year ending March 31,
			2005		2004		2007	2008	2009	Thereafter
	(Dollars in Thousands)
Certificate Accounts:
0.00% to 1.99%	$3,190		$13,378		$43,651		$3,161	$—	$29	$—
2.00% to 3.99%	70,940		94,201		55,598		53,794	12,526	3,202	1,418
4.00% to 5.99%	82,270		39,461		35,004		24,415	24,093	9,731	24,031
6.00% to 7.99%	4,161		5,433		6,947		487	467	255	2,952

Total	$160,561	(1)	$152,473	(1)	$141,200	(1)	$81,857	$37,086	$13,217	$28,401

(1)	Includes IRA and Keogh accounts.

Laurel Savings Bank has attempted to encourage certificate holders to invest the proceeds of their maturing certificates in longer term certificates of deposit by offering commensurately higher interest rates in order to reduce the vulnerability of Laurel Savings Bank to interest rate risk. To ensure a continuity of this trend, as well as to maintain adequate deposit levels, Laurel Savings Bank expects to offer competitive rates relative to its marketplace. Laurel Savings Bank is confident that by competitively pricing these certificates, balance levels deemed appropriate by management can be achieved on a continuing basis. If necessary, Laurel Savings Bank also has the capacity to borrow from the FHLB of Pittsburgh and from other sources to maintain adequate liquidity.

As of March 31, 2006, certificates of deposit in amounts of $100,000 or more in Laurel Savings Bank amounted to $23.7 million. The following table sets forth as of March 31, 2006 the distribution of certificates of deposit of $100,000 or more by time remaining to maturity.

Amount
(Dollars in Thousands)
Three months or less	$912
Over three through six months	3,991
Over six though 12 months	6,421
Over 12 months	12,419

Total	$23,743

The following table presents information concerning deposit accounts at March 31, 2006, including the weighted average rate and the scheduled maturity of certificates of deposit.

	Dollar Amounts (In Thousands)	% of Total Deposits	Weighted Average Rate
Passbook and club accounts	$41,104	15.9%	0.20%
Now deposits	39,422	15.2	0.05
MMDA’s	17,723	6.8	0.55

Total	98,249	37.9	0.20

Certificates maturing by quarter:
June 30, 2006	16,389	6.3	2.80
September 30, 2006	21,682	8.4	3.42
December 31, 2006	27,943	10.8	3.55
March 31, 2007	15,844	6.1	3.71
June 30, 2007	16,712	6.5	4.4
September 30, 2007	9,690	3.8	4.17
December 31, 2007	3,983	1.5	3.74
March 31, 2008	6,699	2.6	4.16
June 30, 2008	8,270	3.2	4.58
September 30, 2008	2,322	0.9	4.07
December 31, 2008	1,282	0.5	4.03
March 31, 2009	1,342	0.5	4.37
Thereafter	28,403	11.0	4.89

Total certificate accounts	160,561	62.1	3.94

Total deposits	$258,810	100.0%	2.52%

Borrowings. Laurel Savings Bank may obtain advances from the FHLB of Pittsburgh upon the security of the capital stock of the FHLB which it owns, deposits with the FHLB of Pittsburgh and certain of its home mortgages, provided certain standards related to creditworthiness are met. Such advances are made pursuant to several different credit programs, each of which has its’ own interest rate and range of maturities. FHLB advances are generally available to meet seasonal and other withdrawals of savings accounts and to expand lending, as well as to aid the efforts of members to establish better asset/liability management by extending the maturities of liabilities. At March 31, 2006 and June 30, 2005, 2004 and 2003, Laurel Savings Bank had $21.6 million, $21.6 million, $21.6 million and $24.7 million, respectively, of FHLB advances outstanding.

The following table presents certain information regarding FHLB advances for the periods indicated:

	Nine Months Ended March 31, 2006(1)	Year Ended June 30,
		2005	2004	2003
	(Dollars in Thousands)
FHLB advances:
Average balance outstanding	$21,599	$21,605	$22,716	$22,372
Maximum amount outstanding at any month-end during the period	$21,602	$21,609	$24,659	$24,700
Weighted average interest rate during the period	5.82%	5.82%	5.57%	5.70%
Amount outstanding at the end of the period	$21,597	$21,602	$21,609	$24,672
Weighted average rate at the end of the period	5.82%	5.82%	5.82%	5.26%

(1)	All advances reflected have maturities greater than one year, the earliest of which is February 20, 2008.

Many financial institutions obtain funds from sales of securities to institutional investors under agreements to repurchase, which are considered borrowings. Laurel Savings Bank has not utilized and has no present intention to utilize institutional repurchase agreements as a source of funds.

Subsidiaries

Laurel Savings Bank has two wholly owned subsidiaries, Laurel Financial Group, Inc., and Laurel Financial Services Corporation (“LFSC”). LFG is a Delaware business corporation formed in June 2002 to invest in single-family residential loans and investment securities that Laurel Savings Bank is permitted to hold directly under the Pennsylvania Banking Code of 1965, as amended (the “Banking Code”). At March 31, 2006, LFG had assets of approximately $12.4 million which consisted primarily of single-family residential loans and U.S. Government Agency Notes. LFSC is currently inactive. At March 31, 2006, LFSC had no assets or liabilities.

Employees

Laurel Savings Bank had 58 full-time employees and 13 part-time employees as of March 31, 2006. None of the employees are represented by a collective bargaining agreement, and Laurel Savings Bank believes it enjoys good relations with its personnel.

Competition

Laurel Savings Bank’s primary market area consists of Allegheny and Butler counties in Pennsylvania, in the north suburban Pittsburgh area. Substantially all of Laurel Savings Bank’s savings deposits are received from residents of its primary market area, and most of its loans are secured by properties in this area.

Laurel Savings Bank faces substantial competition both in attracting deposits and in making mortgage and other loans in its primary market area. Competition for the origination of real estate loans principally comes from other savings institutions, commercial banks and mortgage-banking companies located in its market area. Laurel Savings Bank’s most direct competition for deposits has historically also come from other savings institutions, commercial banks and credit unions located in its market area. In times of high interest rates, Laurel Savings Bank also encounters significant competition for investors’ funds from short-term money market securities and other corporate and government securities.

Laurel Savings Bank competes for loans principally through the use of competitive interest rates and loan fees it charges on its loan programs. Further, Laurel Savings Bank believes it offers a high degree of professionalism and quality in the services it provides borrowers and their real estate brokers. Laurel Savings Bank competes for deposits by offering a variety of deposit accounts at competitive rates, convenient business hours, and convenient branch locations with inter-branch deposit and withdrawal privileges at each.

Regulation of Laurel Capital and Laurel Savings Bank

The following is a summary of certain statutes and regulations affecting Laurel Capital and Laurel Savings Bank. This summary is qualified in its entirety by such statutes and regulations. A change in applicable laws or regulations may have a material effect on Laurel Capital, Laurel Savings Bank and the business of Laurel Capital and Laurel Savings Bank.

Laurel Capital

General. Laurel Capital is a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the “BHCA”). Laurel Capital is subject to regulation and supervision by the Federal

Reserve Board and the Pennsylvania Department of Banking. Laurel Capital is required to file annually a report of its operations with, and is subject to examination by, the Federal Reserve Board and the Pennsylvania Department of Banking.

BHCA Activities and Other Limitations. The BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, or increasing such ownership or control of any bank, without prior approval of the Federal Reserve Board. The BHCA also generally prohibits a bank holding company from acquiring any bank located outside of the state in which the existing bank subsidiaries of the holding company are located unless specifically authorized by applicable state law. Pennsylvania banking law permits the interstate acquisition of banking institutions by bank holding companies on a regional and reciprocal basis. See “—Laurel Savings Bank—Interstate Acquisitions.” No approval under the BHCA is required, however, for a bank holding company already owning or controlling 50% of the voting shares of a bank to acquire additional shares of such bank.

The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. Under the BHCA, the Federal Reserve Board is authorized to approve the ownership of shares by a bank holding company in any company, the activities of which the Federal Reserve Board has determined to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to weigh the expected benefit to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

The Federal Reserve Board has by regulation determined that certain activities are closely related to banking within the meaning of the BHCA. These activities include operating a mortgage company, finance company, credit card company, factoring company, trust company or savings association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; providing tax planning and preparation services; operating a collection agency; and providing certain courier services. The Federal Reserve Board also has determined that certain other activities, including real estate brokerage and syndication, land development, property management and underwriting of life insurance not related to credit transactions, are not closely related to banking and a proper incident thereto.

Capital Requirements. The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the BHCA. The Federal Reserve Board capital adequacy guidelines generally require bank holding companies to maintain total capital equal to 8% of total risk-adjusted assets, with at least one-half of that amount consisting of Tier I or core capital and up to one-half of that amount consisting of Tier II or supplementary capital. Tier I capital for bank holding companies generally consists of the sum of common stockholders’ equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stocks which may be included as Tier I capital), less goodwill. Tier II capital generally consists of hybrid capital instruments; perpetual preferred stock which is not eligible to be included as Tier I capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no additional capital) for assets such as cash to 100% for the bulk of assets which are typically held by a bank holding company, including multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Single-family residential first mortgage loans which are not (90 days or more) past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

In addition to the risk-based capital requirements, the Federal Reserve Board requires bank holding companies to maintain a minimum leverage capital ratio of Tier I capital to total assets of 3.0%. Total assets for this purpose does not include goodwill and any other intangible assets and investments that the Federal Reserve Board determines should be deducted from Tier I capital. The Federal Reserve Board has announced that the 3.0% Tier I leverage capital ratio requirement is the minimum for the top-rated bank holding companies without any supervisory, financial or operational weaknesses or deficiencies or those which are not experiencing or anticipating significant growth. Other bank holding companies will be expected to maintain Tier I leverage capital ratios of at least 4.0% to 5.0% or more, depending on their overall condition.

At March 31, 2006, Laurel Capital had Tier 1 capital of $25.1 million or 8.14%, Tier 1 Risk-Based capital of $25.1 million or 15.39% and Total Risk-Based capital of $27.1 million or 16.62%, all of which were in compliance with the above-described Federal Reserve Board regulatory capital requirements.

Laurel Savings Bank

General. Laurel Savings Bank is incorporated under the Pennsylvania Banking Code and is subject to extensive regulation and examination by the Pennsylvania Department of Banking and by the FDIC, which insures its deposits to the maximum extent permitted by law, and is subject to certain requirements established by the Federal Reserve Board. The federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. There are periodic examinations by the Pennsylvania Department of Banking and the FDIC to test Laurel Savings Bank’s compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Pennsylvania Department of Banking, the FDIC or the Congress could have a material adverse impact on Laurel Capital, Laurel Savings Bank and their operations.

FDIC Insurance Premiums. The deposits of Laurel Savings Bank are insured to the maximum extent permitted by the Deposit Insurance Fund, which is administered by the FDIC, and are backed by the full faith and credit of the U.S. Government. As insurer, the FDIC is authorized to conduct examination of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings institutions.

The FDIC may terminate the deposit insurance of any insured depository institution, including Laurel Savings Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of Laurel Savings Bank’s deposit insurance.

In addition, all institutions with deposits insured by the Federal Deposit Insurance Corporation are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the Savings Association Insurance Fund. The assessment rate for the first quarter of 2006 was .00320% of insured deposits and is adjusted quarterly. These assessments will continue until the Financing Corporation bonds mature in 2019.

Capital Requirements. The FDIC has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-chartered banks which, like Laurel Savings Bank, are not members of the Federal Reserve System. These requirements are substantially similar to those adopted by the Federal Reserve Board regarding bank holding companies, as described above.

The FDIC’s capital regulations establish a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0% to 5.0% or more. Under the FDIC’s regulation, highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization and are rated composite 1 under the Uniform Financial Institutions Rating System. Leverage or core capital is defined as the sum of common stockholders’ equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill, and certain purchased mortgage servicing rights and purchased credit and relationships.

The FDIC also requires that savings banks meet a risk-based capital standard. The risk-based capital standard for savings banks requires the maintenance of total capital (which is defined as Tier I capital) and supplementary (Tier 2 capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item.

The components of Tier I capital are equivalent to those discussed above under the 3% leverage standard. The components of Tier 2 capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. At March 31, 2006, Laurel Savings Bank exceeded each of its capital requirements.

The following table sets forth certain information concerning Laurel Savings Bank’s regulatory capital at March 31, 2006.

	Tier I Core Capital	Tier I Risk-Based Capital	Tier II Risk-Based Capital
	(Dollars in Thousands)
Equity capital (1)	$24,114	$24,114	$24,114
Plus general valuation allowances (2)			2,000
Plus allowable unrealized gains			0

Total regulatory capital	24,114	24,114	26,114
Minimum required capital	12,330	6,526	13,051

Excess regulatory capital	$11,784	$17,588	$13,063

Regulatory capital as a percentage (3)	7.82%	14.78%	16.01%
Minimum required capital percentage	4.00	4.00	8.00

Excess regulatory capital percentage	3.82%	10.78%	8.01%

(1)	Represents equity capital of Laurel Savings Bank as reported to the Federal Financial Institutions Examination Council and the Pennsylvania Department of Banking for the quarter ended March 31, 2006.
(2)	Limited to 1.25% of risk-adjusted assets.
(3)	Tier 1 capital is calculated as a percentage of adjusted total average assets of $308.3 million. Tier 1 and Total risk-based capital are calculated as a percentage of adjusted risk-weighed assets of $163.1 million.

Laurel Savings Bank is also subject to more stringent Pennsylvania Department of Banking capital guidelines. Although not adopted in regulation form, the Pennsylvania Department of Banking utilizes capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital. The components of leverage and risk-based capital are substantially the same as those defined by the FDIC.

Activities and Investments of Insured State-Chartered Banks. The activities and equity investments of FDIC-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary, (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of Laurel Savings Bank’s total assets, (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions, and (iv) acquiring or retaining the voting shares of a depository institution if certain requirements are met. In addition, an insured state-chartered bank may not, directly, or indirectly through a subsidiary, engage as “principal” in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and Laurel Savings Bank is in compliance with applicable regulatory capital requirements.

Pennsylvania Savings Bank Law. The Banking Code contains detailed provisions governing the organization, location of offices, rights and responsibilities of directors, officers, employees and members, as well as corporate powers, savings and investment operations and other aspects of the Savings Bank and its affairs. The Banking Code delegates extensive rulemaking power and administrative discretion to the Pennsylvania Department of Banking so that the supervision and regulation of state-chartered savings banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices.

One of the purposes of the Banking Code is to provide savings banks with the opportunity to be competitive with each other and with other financial institutions existing under other Pennsylvania laws and other state, federal and foreign laws. A Pennsylvania savings bank may locate or change the location of its principal place of business and establish an office anywhere in the Commonwealth, with the prior approval of the Pennsylvania Department of Banking.

The Pennsylvania Department of Banking generally examines each savings bank not less frequently than once every two years. Although the Pennsylvania Department of Banking may accept the examinations and reports of the FDIC in lieu of the Pennsylvania Department of Banking’s examination, the present practice is for the Pennsylvania Department of Banking to conduct individual examinations. The Pennsylvania Department of Banking may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any trustee, officer, attorney or employee of a savings bank engaged in an objectionable activity, after the Pennsylvania Department of Banking has ordered the activity to be terminated, to show cause at a hearing before the Pennsylvania Department of Banking why such person should not be removed.

Interstate Acquisitions. The Commonwealth of Pennsylvania has enacted legislation regarding the acquisition of commercial banks, bank holding companies, savings banks and savings and loan associations located in Pennsylvania by institutions located outside of Pennsylvania. The statute dealing with savings institutions authorizes (i) a savings bank, savings and loan association or holding company thereof located in Delaware, the District of Columbia, Indiana, Kentucky, Maryland, New Jersey, Ohio, Virginia and West Virginia (collectively, “regional institutions”) to acquire the voting stock of, merge or consolidate with, or purchase assets and assume liabilities of, a Pennsylvania-chartered savings bank, (collectively, “Pennsylvania institutions”) and (ii) the establishment of branches in Pennsylvania by regional institutions, in each case subject to certain conditions including reciprocal legislation in the state in which the regional institution seeking entry into

Pennsylvania is located permitting comparable entry by Pennsylvania institutions and approval by the Pennsylvania Department of Banking. The statute also provides for nationwide branching by Pennsylvania-chartered savings banks and savings and loan associations, subject to Pennsylvania Department of Banking approval and certain other conditions. Of the states within the region, Delaware, Maryland, New Jersey, Ohio and West Virginia currently have laws that permit Pennsylvania institutions to branch into such states and/or acquire savings institutions located in such states.

Taxation

Laurel Capital and Laurel Savings Bank are subject to federal income tax under the Internal Revenue Code of 1986, as amended (the “Code”), in the same general manner as other corporations. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Laurel Capital and Laurel Savings Bank.

Fiscal Year. Laurel Capital and Laurel Savings Bank file consolidated federal income tax returns on the basis of a fiscal year ending on June 30.

Accrual Method of Accounting. For federal income tax purposes, Laurel Capital and Laurel Savings Bank currently report income and expenses on the accrual basis method of accounting.

Bad Debt Reserves. Savings institutions such as Laurel Savings Bank, having average adjusted assets of less than $500 million are allowed to utilize the experience method of Code Section 585 to compute its bad debt deduction.

The experience method permits Laurel Savings Bank to deduct an amount necessary to increase its reserve for loan losses, with certain limitations, to a level computed using a six-year moving average based on the total loans outstanding at the close of the taxable year. Laurel Savings Bank may also use the specific charge-off method.

The bad debt deduction under the experience method is equal to the greater of two alternatives. Under the first alternative, Laurel Savings Bank computes the ratio of: (1) total bad debts net of recoveries sustained during the taxable year and during the five preceding taxable years; to (2) the sum of “loan outstanding” at the close of each of those six years. This ratio is then applied to the loans outstanding at the close of the taxable year, and the result of this calculation constitutes the maximum reserve balance. The maximum addition for the taxable year under the first alternative is the amount required to bring the reserve to this balance. Under the second alternative (referred to as the minimum addition rule), Laurel Savings Bank can claim a deduction to bring the reserve balance to the base-year level. At March 31, 2006, Laurel Savings Bank had base year bad debt deductions of $2.6 million. No provision for federal income tax has been made for such amount.

Distributions. If Laurel Savings Bank makes a distribution to Laurel Capital as its sole stockholder, and the distribution is treated as being from its accumulated bad debt reserves, the distribution will cause Laurel Savings Bank to have additional taxable income. A distribution to stockholders is deemed to have been made from accumulated bad debt reserves to the extent that (a) the reserves exceed the amount that would have been accumulated on the basis of actual loss experience, and (b) the distribution is a “non-dividend distribution.” A distribution in respect of stock is a non-dividend distribution to the extent that, for federal income tax purposes, (i) it is in redemption of shares, (ii) it is pursuant to a liquidation of the institution, or (iii) in the case of a current distribution, together with all other such distributions during the taxable year, exceeds Laurel Savings Bank’s current and post-1951 accumulated earnings and profits. The amount of additional taxable income created by a non-dividend distribution is an amount that when reduced by the tax attributable to it is equal to the amount of the distribution.

Minimum Tax. The Code imposes the corporate minimum tax from an add-on tax to an alternative minimum tax at a rate of 20%. The alternative minimum tax generally will apply to a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income” or “AMTI”) and will be payable to the extent such AMTI is in excess of an exemption amount. The Code provides that an item of tax preference is the excess of the bad debt deduction over the amount allowable under the experience method. The other items of tax preference that constitute AMTI include (a) tax-exempt interest on newly-issued (generally, issued on or after August 8, 1986) private activity bonds other than certain qualified bonds and (b) 75% of the excess (if any) of (i) 75% of adjusted current earnings as defined in the Code, over (ii) AMTI (determined without regard to this preference and prior to reduction by net operating losses).

Net Operating Loss Carryovers. For tax years ending after August 5, 1997, financial institutions like Laurel Savings Bank may carry back a net operating loss (“NOL”) to the preceding two taxable years and forward to the succeeding 20 taxable years. As of March 31, 2006, Laurel Savings Bank had a NOL carryover of approximately $179,000 for federal income tax purposes. This NOL was acquired as part of the acquisition of SFSB Holding Company which occurred during fiscal 2003 and it will expire if unused in 2022.

Capital Gains and Corporate Dividends-Received Deduction. Corporate net capital gains are taxed at a maximum rate of 34%. The corporate dividends-received deduction is 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, however, if a corporation owns less than 20% of the stock of a corporation distributing a dividend, it may deduct only 70% of dividends received or accrued on its behalf. A corporation may deduct 100% of dividends from a member of the same affiliated group of corporations.

Laurel Capital’s federal income tax returns for its tax years beginning after June 30, 2001 and subsequent periods are open under the statute of limitations and are subject to review by the Internal Revenue Service.

State Taxation. Laurel Capital is subject to the Corporate Net Income Tax and the Capital Stock Tax of the Commonwealth of Pennsylvania. Dividends received from Laurel Savings Bank qualify for a 100% dividends-received deduction and are not subject to Corporate Net Income Tax. In addition, Laurel Capital’s investments in its subsidiaries qualify as exempt intangible assets and greatly reduce the amount of Capital Stock Tax assessed.

Laurel Savings Bank is subject to the Mutual Thrift Institutions Tax of the Commonwealth of Pennsylvania based on Laurel Savings Bank’s financial net income determined in accordance with generally accepted accounting principles with certain adjustments. The tax rate under the Mutual Thrift Institutions Tax is 11.5%. Interest on state and federal obligations is excluded from net income. An allocable portion of interest expense incurred to carry the obligations is disallowed as a deduction. The Mutual Thrift Institutions Tax exempts Laurel Savings Bank from other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The Mutual Thrift Institutions Tax is a tax upon net earnings, determined in accordance with generally accepted accounting principles with certain adjustments. The Mutual Thrift Institutions Tax, in computing income according to generally accepted accounting principles, allows for the deduction of interest earned on state and federal obligations, while disallowing a percentage of a thrifts interest expense deduction in the proportion of interest income on those securities to the overall interest income of Laurel Savings Bank. Net operating losses, if any, thereafter can be carried forward three years for Mutual Thrift Institutions Tax purposes.

Properties

The following table sets forth certain information as of March 31, 2006 with respect to the offices of Laurel Capital and Laurel Savings Bank.

Location	Owned or Leased	Lease Expiration Date		Net Book Value of Property or Leasehold Improvements as of March 31, 2006
				(Dollars in Thousands)
Allegheny County:
363 Butler Street
Etna, Pittsburgh	Owned			$75
1416 Mt. Royal Blvd.
Glenshaw	Owned			79
1801 Jancey Street
Morningside, Pittsburgh	Leased	2006	(1)	7
2724 Harts Run Road
Allison Park	Owned			471
744 Little Deer Creek Road
Russellton	Owned			333
5200 Butler Street
Lawrenceville, Pittsburgh	Owned			140
900 Saxonburg Boulevard
Shaler, Pittsburgh	Owned			603

Butler County:
125 West Main Street
Saxonburg	Owned			102

(1)	At June 30, 2006, Laurel Savings Bank will have an option to extend this lease for an additional five years.

Laurel Savings Bank also has ATMs at its branch offices located at 363 Butler Street, 1801 Jancey Street, 2724 Harts Run Road, 744 Little Deer Creek Road, 125 West Main Street and 900 Saxonburg Boulevard. Laurel Savings Bank participates in the STAR™, Cirrus™, Pluse™ and Accel/Exchange™ shared ATM network systems which provides customers with access to their deposits at thousands of locations throughout Pennsylvania, the United States and many foreign countries.

Legal Proceedings

Laurel Capital and Laurel Savings Bank are not involved in any pending legal proceedings other than routine, non-material legal proceedings occurring in the ordinary course of business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF LAUREL CAPITAL

The following table sets forth information as of May 31, 2006 with respect to ownership of Laurel Capital stock by (i) the entities which or persons who are known to Laurel Capital to be the beneficial owners of 5% or more of Laurel Capital stock, (ii) each director of Laurel Capital, (iii) each executive officer named in the Summary Compensation Table contained in the 2005 annual meeting proxy statement of Laurel Capital, and (iv) by all directors and executive officers of Laurel Capital as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (1)
5% or greater holders:

First Manhattan Company 437 Madison Avenue New York, New York 10022	187,802		9.40%

The Banc Funds 208 South LaSalle Street, Suite 1680 Chicago, Illinois 60604	102,953		5.15%

Edwin R. Maus (Director, President and Chief Executive Officer of Laurel Capital) 2570 Cole Road Wexford, PA 15090	139,522	(2)(3)	6.91%

Directors (other than Mr. Maus):

Richard J. Cessar	29,126	(4)	1.45%
Annette D. Ganassi	29,925	(5)	1.49%
Richard S. Hamilton	40,906		2.05%
J. Harold Norris	30,303	(6)	1.51%

Executive officers who are not directors and who are named in the Summary Compensation Table:

John A. Howard, Jr. Senior Vice President, Chief Financial Officer, Secretary and Treasurer	54,554	(3)(7)	2.72%

Robert A. Stephens Senior Vice President and Chief Lending Officer	950	(3)	0.05%

All directors and executive officers as a group (10 persons)	343,054	(3)(8)	16.57%

(1)	Based upon information provided by the respective beneficial owners and filings with the SEC made pursuant to the Securities Exchange Act of 1934, as amended, and other information. Beneficial ownership is direct except as otherwise indicated by footnote. In accordance with Rule 13d-3 of the Securities Exchange Act, a person is deemed to be the beneficial owner of a security if he or she has or shares voting power or dispositive power with respect to such security or has the right to acquire such ownership within 60 days.
(2)	Includes options covering 20,000 shares of Laurel Capital stock which are exercisable within 60 days of May 31, 2006, 84,425 shares owned jointly with Mr. Maus’ spouse and 9,532 shares held in an IRA.
(3)	Includes 25,565, 5,887 and 950 shares Laurel Capital stock held by Laurel Savings Bank Deferred Compensation Plan for Edwin R. Maus, John A. Howard, Jr. and Robert A. Stephens, respectively. Each executive officer disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.
(4)	Includes options covering 13,598 shares of Laurel Capital Stock, 5,269 shares owned jointly with Mr. Cessar’s spouse and 1,450 shares held in an IRA.
(5)	Includes options covering 13,598 shares of Laurel Capital stock.
(6)	Includes options covering 10,617 shares of Laurel Capital stock and 14,602 shares held jointly with Mr. Norris’ spouse.
(7)	Includes options covering 10,000 shares of Laurel Capital stock which are exercisable within 60 days of May 31, 2006, 34,812 shares owned jointly with Mr. Howard’s spouse, 3,655 shares held in an IRA and 200 shares held in his spouse’s IRA.
(8)	Includes options covering 71,809 shares of Laurel Capital stock which are exercisable within 60 days of May 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF LAUREL CAPITAL

Overview

During the nine months ended March 31, 2006, Laurel Capital’s operations and ability to generate significant earnings growth in a conservative manner continued to be challenged by the interest rate and economic environment. In total, assets increased $4.5 million or 1.45% during the nine months ended March 31, 2006. Earnings continued to reflect a compressed net interest spread resulting in net income of $1.4 million or $0.71 per share on a diluted basis compared to $1.4 million or $0.74 per share on a diluted basis for the comparable period in fiscal 2005. On an annual basis, net income was $2.0 million or $1.03 per share on a diluted basis for fiscal 2005, $1.7 million or $0.85 per share on a diluted basis for fiscal 2004 and $2.5 million or $1.28 per share on a diluted basis for fiscal 2003.

Laurel Capital reported returns on average assets (ROA) for the nine months ended March 31, 2006 and 2005 and fiscal 2005, 2004 and 2003 of 0.61%, 0.64%, 0.67%, 0.55% and 0.89%, respectively. The return on average equity (ROE) for the nine months ended March 31, 2006 and 2005 and fiscal 2005, 2004 and 2003 was 6.78%, 7.14%, 7.45%, 6.19% and 9.32%, respectively.

The current period reflected continued compression in Laurel Capital’s net interest margin. The nine months ended March 31, 2006 was impacted by both an increased cost of funds and decreased loan originations comparative to recent periods. The cost of funds increased from 2.41% for the nine months ended March 31, 2005 to 2.76% for the nine months ended March 31, 2006. The loan portfolio increased $12.5 million or 6.2% from March 31, 2005 to March 31, 2006, however, the increase was primarily in the adjustable rate loan portfolio which typically carry lower introductory rates of interest.

All known trends, events, uncertainties and current recommendations by the regulatory authorities that would have a material effect on Laurel Capital’s liquidity, capital resources and results of operations have been considered in the following discussion and analysis.

Asset and Liability Management

The principal determinant of the exposure of Laurel Capital’s earnings to interest rate risk is the timing difference between the re-pricing or maturity of Laurel Capital’s interest-earning assets and the re-pricing or maturity of its interest-bearing liabilities. Laurel Capital’s vulnerability to interest rate risk exists to the extent that its interest-bearing liabilities, consisting of customer deposits and borrowings, mature or re-price more rapidly or on a different basis than its interest-earning assets, which consist primarily of intermediate or long-term real estate loans and investment and mortgage-backed securities.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of Laurel Capital’s interest-earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit exposure to interest rate risk. Interest rate risk is measured using net interest income simulation and asset/liability net present value sensitivity analyses. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

Laurel Capital uses financial modeling to measure the impact of changes in interest rates on the net interest income, portfolio equity and ROE. Assumptions used by the Office of Thrift Supervision are made regarding loan prepayments. Laurel Capital’s assumptions are utilized for contractual amortization rates and passbook and NOW account withdrawal rates. In addition, certain financial instruments may provide customers with a degree of “optionality,” whereby a shift in interest rates may result in customers changing to an alternative financial instrument, such as from a variable to fixed rate loan product. Thus, the effects of changes in future interest rates on these assumptions may cause actual results to differ from simulated results.

Laurel Capital has established various parameters regarding its net interest income and portfolio equity assuming a 200 basis point (“bp”) parallel increase or decrease in interest rates. Net interest income represents the average interest rate spread between the Bank’s interest-earning assets and interest-bearing liabilities and the relative amounts of such assets and liabilities while portfolio equity is the net present value of Laurel Capital’s existing assets and liabilities at a certain date. Assuming a 200 bp increase in rates, the estimated net interest income may not change by more than 15% for a one-year period and portfolio equity may not decrease by more than 45% of total stockholders’ equity. Conversely, if interest rates drop 200 bp, the estimated net interest income may not change by more than 10% for a one-year period and portfolio equity may not decrease by more than 20% of total stockholders’ equity.

The following table illustrates the simulated impact of a 100 basis point or 200 basis point upward or downward movement in interest rates on net interest income, return on average equity and diluted earnings per share. This analysis was calculated assuming that interest-earning asset levels at March 31, 2006 remained constant. The impact of the rate movements was developed by simulating the effect of rates changing over a twelve-month period from the March 31, 2006 levels.

	Increase				Decrease
	+100bp		+200bp		-100bp		-200bp
Simulated impact in the next 12 months
Compared with March 31, 2006:
Net interest income increase/(decrease)	(1.30)%		(4.40)%		(2.10)%		(8.70)%
Return on average equity increase/(decrease)	(38	)bp	(127	)bp	(60	)bp	(248	)bp
Diluted earnings per share increase/(decrease)	$(0.05)		$(0.17)		$(0.08)		$(0.33)

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or re-price within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or re-pricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. The following table presents a summary of Laurel Capital’s gap position at March 31, 2006. In preparing the table below, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. In addition, the assumptions used by the Office of Thrift Supervision for regulatory purposes have been made with respect to loan prepayments. Laurel Capital’s assumptions are utilized for contractual amortization rates and passbook and NOW account withdrawal rates. The above assumptions may not be indicative of the actual prepayments and withdrawals which may be experienced by Laurel Capital.

Interest Sensitivity Period	3 Months Or Less	4 – 12 Months	1 – 5 Years	Over 5 Years	Total
	(Dollars in Thousands)
Rate sensitive assets:
Loans and mortgage-backed securities	$21,371	$49,335	$108,135	$47,979	$226,820
Investment securities	17,976	24,345	18,625	12,857	73,803

Total rate sensitive assets	$39,347	$73,680	$126,760	$60,836	$300,623

Rate sensitive liabilities:
Deposits:
Certificates of deposit	$16,388	$65,467	$59,397	$19,305	$160,557
NOW and money funds	1,013	2,636	8,359	26,225	38,233
Passbooks	1,186	3,084	9,796	29,846	43,912

Total deposits	$18,587	$71,187	$77,552	$75,376	$242,702
Borrowings	—	—	21,500	97	21,597

Total rate sensitive liabilities	$18,587	$71,187	$99,052	$75,473	$264,299

Interest sensitivity gap:
Interval	20,760	2,493	27,708	(14,637)	36,324
Cumulative	$20,760	$23,253	$50,961	$36,324

Ratio of cumulative gap to total assets	6.61%	7.40%	16.21%	11.56%

Laurel Capital targets its one year gap to be in the range of 10.0% to (10.0)%. At March 31, 2006, Laurel Capital’s one year gap was 7.40%. As part of its effort to minimize the impact changes in interest rates have on operating results, Laurel Capital continues to emphasize the origination of interest-earning assets with adjustable rates and shorter maturities and to extend the terms of its interest-bearing liabilities. Laurel Capital also maintains a high level of liquid assets, which includes assets available for sale, that could be reinvested at higher yields if interest rates were to rise. Management believes its asset and liability strategies reduce Laurel Capital’s vulnerability to fluctuations in interest rates.

Financial Condition

Laurel Capital’s consolidated assets totaled approximately $314.3 million at March 31, 2006, an increase of $4.5 million or 1.5% from June 30, 2005. The increase in assets was primarily attributable to an increase in loans receivable, net which was funded by decreases in the investment and mortgage-backed security portfolios and inflows of deposits during the period.

The following table presents an analysis of Laurel Capital’s average balance sheet, net interest income, average yields earned on its interest-earning assets and average rates paid on its interest-bearing liabilities for the periods and as of the date indicated. Information is based on average daily balances during the periods presented which management believes is representative of the operations of Laurel Capital.

	At March 31, 2006	Nine months ended March 31,
		2006			2005
	Yield / Rate	Average Balance	Interest	Average Yield / Rate	Average Balance	Interest	Average Yield / Rate
		(Dollars in Thousands)
Interest-earning assets:
Mortgage loans (1)	5.14%	$176,408	$6,914	5.23%	$154,784	$6,325	5.45%
Consumer and other loans (1)	5.62	38,580	1,609	5.56	39,285	1,629	5.52

Total loans	5.25	214,988	8,523	5.29	194,069	7,954	5.47
Mortgage-backed securities	3.97	11,444	320	3.73	18,181	515	3.78
Investment securities	4.46	58,866	1,783	4.03	59,646	1,529	3.41
Interest-earning deposits	3.92	9,716	225	3.08	19,595	275	1.87

Total interest-earning assets	5.01%	295,014	10,851	4.90%	291,491	10,273	4.70%
Non-interest-earning assets		14,320			16,251

Total assets		$309,334			$307,742

Interest-bearing liabilities:
Savings deposits	2.67	$236,382	$4,388	2.47%	$235,672	$3,701	2.09%
Borrowings	5.82	21,599	956	5.82	21,606	956	5.82

Total interest-bearing liabilities	2.94%	257,981	$5,344	2.76%	257,278	$4,657	2.41%
Non-interest-bearing liabilities		23,492			22,983

Total liabilities		281,473			280,261
Stockholders’ equity		27,861			27,481

Total liabilities and stockholders’ equity		$309,334			$307,742

Net earning assets		$37,033			$34,213
Net interest income/average interest rate spread	2.07%		$5,507	2.14%		$5,616	2.29%
Net yield on interest-earning assets				2.49%			2.57%
Average interest-earning assets as a percent of average interest-bearing liabilities		114.35%			113.30%

	Year ended June 30,
	2005			2004			2003
	Average Balance	Interest	Average Yield / Rate	Average Balance	Interest	Average Yield / Rate	Average Balance	Interest	Average Yield / Rate
	(Dollars in Thousands)
Interest-earning assets:
Mortgage loans (1)	$158,982	$8,559	5.38%	$125,186	$7,668	6.13%	$135,988	$9,333	6.86%
Consumer and other loans (1)	38,987	2,146	5.50	42,072	2,425	5.75	39,320	2,623	6.67

Total loans	197,969	10,705	5.41	167,258	10,093	6.03	175,308	11,956	6.82
Mortgage-backed securities	17,167	649	3.78	12,555	479	3.82	10,562	558	5.28
Investment securities	59,496	2,069	3.48	58,496	1,921	3.28	55,183	2,160	3.91
Interest-earning deposits	17,459	339	1.94	51,092	573	1.12	34,758	523	1.52

Total interest-earning assets	292,091	13,762	4.71%	289,401	13,066	4.51%	275,811	15,197	5.51%
Non-interest-earning assets	14,905			17,121			9,847

Total assets	$306,996			$306,522			$285,658

Interest-bearing liabilities:
Savings deposits	$235,823	$5,020	2.13%	$236,427	$4,844	2.05%	$217,953	$6,358	2.92%
Borrowings	21,605	1,274	5.90	22,716	1,286	5.67	22,372	1,293	5.78

Total interest-bearing liabilities	257,428	$6,294	2.44%	259,143	$6,130	2.36%	240,325	$7,651	3.18%
Non-interest-bearing liabilities	22,061			20,118			18,140

Total liabilities	279,489			279,261			258,465
Stockholders’ equity	27,507			27,261			27,193

Total liabilities and stockholders’ equity	$306,996			$306,522			$285,658

Net earning assets	$34,663			$30,258			$35,486
Net interest income/average interest rate spread		$7,468	2.27%		$6,936	2.15%		$7,546	2.33%
Net yield on interest-earning assets			2.56%			2.39%			2.74%
Average interest-earning assets as a percent of average interest-bearing liabilities	113.47%			111.68%			114.77%

1)	Includes loans on which Laurel Capital has discontinued accruing interest.

Cash and Cash Equivalents

Cash and cash equivalents totaled $15.9 million at March 31, 2006 which was an increase of $2.9 million or 22.7% compared to the balance at June 30, 2005. The increase was primarily the result of an inflow of deposits during the period coupled with the maturity and principal repayments of investment and mortgage-backed securities.

Investment Securities Held to Maturity and Investment Securities Available for Sale

Laurel Capital’s investment securities held to maturity totaled $13.4 million at March 31, 2006 which was an increase of $2.5 million or 22.9% compared to the level at June 30, 2005. Investment securities available for sale totaled $43.2 million at March 31, 2006, a decrease of $2.3 million or 5.1% compared to the amount at June 30, 2005. The increase in investment securities held to maturity was the result of purchases made during the period. The decrease in investment securities available for sale was the result of maturities and calls during the period. Laurel Capital primarily invests in government agency and corporate notes, municipal bonds and mutual funds.

Mortgage-Backed Securities Held to Maturity and Mortgage-Backed Securities Available for Sale

Mortgage-backed securities available for sale amounted to $9.7 million at March 31, 2006, a decrease of $3.3 million or 25.7% compared to the level at June 30, 2005. This decrease was primarily due to principal repayments received during the period. There were no mortgage-backed securities held to maturity at March 31, 2006.

Loan Portfolio

Loans receivable increased $5.2 million or 2.5% to $215.0 million during the nine months ended March 31, 2006 as compared to the level at June 30, 2005. The increase in the loan portfolio was primarily due to loan originations exceeding the loan repayments during the period.

Mortgage loan originations during the nine months ended March 31, 2006 and fiscal years 2005 and 2004 amounted to $23.1 million, $70.3 million and $51.9 million, respectively. Laurel Capital originated primarily adjustable-rate loans during the nine months ended March 31, 2006 due to the interest rate environment in Laurel Capital’s market area. Of the total amount of mortgage loans originated during the nine-month period, $4.8 million or 20.9% were fixed-rate mortgages and $18.3 million or 79.1% consisted of adjustable-rate mortgage loan originations.

Consumer loan originations, including home equity and other installment loans, totaled $11.4 million during the nine months ended March 31, 2006, $14.5 million in fiscal 2005, $17.8 million in fiscal 2004 and $25.0 million in fiscal 2003. Laurel Capital continues to place an emphasis on other installment lending including home equity loans, personal loans, auto loans and other secured lines of credit due to the shorter term and generally higher yield associated with such loans.

Deposit Portfolio

Savings deposits increased $3.9 million or 1.5% to $258.8 million during the nine months ended March 31, 2006. This increase was primarily the result of inflows of deposits during the period.

At March 31, 2006 and June 30, 2005, 2004 and 2003, Laurel Capital had certificates of deposit with remaining terms to maturity of three (3) to ten (10) years aggregating $28.4 million, $33.7 million, $31.5 million and $27.7 million, respectively. As part of its asset and liability planning, Laurel Capital attempts to attract longer-term deposits, thereby reducing the interest rate sensitivity of its interest-bearing liabilities.

Borrowings

Borrowings, consisting of FHLB advances, remained stable at March 31, 2006 compared to June 30, 2005. The slight decrease of $5,000 reflects the scheduled pay-down of the outstanding advances. Laurel Capital was able to maintain its operations without borrowing additional funds from the FHLB during the nine months ended March 31, 2006.

Stockholders’ Equity

Stockholders’ equity remained constant at $27.8 million at March 31, 2006 compared to $27.8 million at June 30, 2005. This continuity was the result of net income of $1.4 million and $484,000 related to the issuance of common stock in connection with employees exercising their stock options which were offset by the payment of cash dividends of $1.4 million and a decrease of $667,000 in accumulated other comprehensive income, net of tax. Under regulations adopted by the Federal Deposit Insurance Corporation, Laurel Capital is required to maintain Tier I (Core) capital equal to at least 4% of Laurel Capital’s adjusted total assets and Tier II

(Supplementary) risk-based capital equal to at least 8% of the risk-weighted assets. At March 31, 2006, Laurel Capital exceeded all of its regulatory capital requirements.

Results of Operations

The results of operations of Laurel Capital depend substantially on its net interest income, which is determined by the interest rate spread between Laurel Capital’s interest-earning assets and interest-bearing liabilities and the relative amounts of such assets and liabilities.

Rate / Volume Analysis

The following tables present certain information regarding changes in interest income and interest expense of Laurel Capital for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to (1) changes in rate (change in rate multiplied by old volume), (2) changes in volume (changes in volume multiplied by old rate), and (3) changes in rate-volume (change in rate multiplied by the change in volume). Changes in net interest income due to both volume and rate were combined with the changes of each based on their proportionate amounts.

	Nine Months Ended March 31, 2006 Compared To The Nine Months Ended March 31, 2005 Increase (Decrease) Due To
	Rate	Volume	Rate/ Volume	Total
	(Dollars in Thousands)
Interest income on interest-earning assets:
Mortgage loans	$(259)	$884	$(36)	$589
Consumer loans	9	(29)	0	(20)
Mortgage-backed securities	(7)	(190)	2	(195)
Investment securities	269	(13)	(2)	254
Interest-earning deposits	186	(141)	(95)	(50)

Total	198	511	(131)	578

Interest expense on interest-bearing liabilities:
Deposits	674	11	2	687
Borrowings	—	—	—	—
Total	674	11	2	687

Net change in net interest income	$(476)	$500	$(133)	$(109)

	Fiscal 2005 Compared To Fiscal 2004 Increase (Decrease) Due To
	Rate	Volume	Rate/ Volume	Total
	(Dollars in Thousands)
Interest income on interest-earning assets:
Mortgage loans	$(928)	$2,070	$(251)	$891
Consumer loans	(109)	(178)	8	(279)
Mortgage-backed securities	(4)	176	(2)	170
Investment securities	113	33	2	148
Interest-earning deposits	419	(377)	(276)	(234)

Total	(509)	1,724	(519)	696

Interest expense on interest-bearing liabilities:
Deposits	188	(12)	—	176
Borrowings	54	(63)	(3)	(12)

Total	242	(75)	(3)	164

Net change in net interest income	$(751)	$1,799	$(516)	$532

	Fiscal 2004 Compared To Fiscal 2003 Increase (Decrease) Due To
	Rate	Volume	Rate/ Volume	Total
	(Dollars in Thousands)
Interest income on interest-earning assets:
Mortgage loans	$(1,004)	$(741)	$80	$(1,665)
Consumer loans	(357)	184	(25)	(198)
Mortgage-backed securities	(155)	105	(29)	(79)
Investment securities	(348)	130	(21)	(239)
Interest-earning deposits	(135)	251	(66)	50

Total	(1,999)	(71)	(61)	(2,131)

Interest expense on interest-bearing liabilities:
Deposits	(1,893)	539	(160)	(1,514)
Borrowings	(27)	20	—	(7)

Total	(1,920)	559	(160)	(1,521)

Net change in net interest income	$(79)	$(630)	$99	$(610)

Interest Income on Loans and Loans Held for Sale

Interest income on loans receivable and loans held for sale increased by $569,000 or 7.15% during the nine months ended March 31, 2006 as compared to the same period in the prior fiscal year. This increase was primarily due to an increase in the average outstanding balance of loans receivable of $20.9 million or 10.78%. The increase in the average outstanding balance of loans receivable consisted of a $21.6 million or 13.97% increase in the average outstanding balance of mortgage loans combined with a $705,000 or 1.79% increase in the average outstanding balance of consumer loans. The impact of the increase in the average outstanding balance was to some extent offset by a decrease in the yield on loans receivable from 5.46% for the nine months ended March 31, 2005 to 5.29% for the nine months ended March 31, 2006. The decrease in the average yield was primarily the result of the re-pricing and repayment of higher yielding loans and the increased origination of adjustable rate mortgages that traditionally carry lower introductory rates of interest. The increase in the average balance of loans receivable was the result of significant decreases in the amount of loan repayments along with loan originations during the period.

Interest income on loans and loans held for sale increased $612,000 in fiscal 2005 primarily due to a $30.7 million or 18.36% increase in the average balance of the loan portfolio. The average balance of the mortgage loan portfolio increased by $33.8 million or 27.0% while the average balance of the consumer loan portfolio decreased $3.1 million or 7.3%. Offsetting a portion of the additional income generated from the larger portfolio was a decrease in the average yield earned on the portfolio from 6.03% in fiscal 2004 to 5.41% in fiscal 2005. The decrease in the average yield during fiscal 2005 was primarily due to increased origination of mortgage loans that had lower rates of interest compared to the yield on loans in Laurel Capital’s loan portfolio, due to competitive interest rates in Laurel Capital’s market area, and the repayment of loans with higher yields. The increase in the average balance of the portfolio during fiscal 2005 resulted from another record year of loan originations combined with a decrease in the amount of loan repayments during the year.

Interest income on loans and loans held for sale decreased by $1.9 million or 15.6% in fiscal 2004 primarily due to a decrease in the average yield earned on the portfolio from 6.82% during fiscal 2003 to 6.03% during fiscal 2004. Additionally, the average balance of the portfolio decreased $8.0 million or 4.6% during the same period. The average balance of the mortgage loan portfolio decreased by $10.8 million or 7.9% and the average balance of the consumer loan portfolio increased by $2.8 million or 7.0% during fiscal 2004. The decrease in the average yield during fiscal 2004 was primarily due to increased origination of mortgage loans that had lower rates of interest compared to the yield on loans in Laurel Capital’s loan portfolio, due to competitive interest rates in Laurel Capital’s market area, and the repayment of loans with higher yields. The decrease in the average balance of the portfolio during fiscal 2004 was primarily the result of the repayment of loans exceeding the loan originations during the period.

Interest Income on Mortgage-Backed Securities Available for Sale

Interest income on mortgage-backed securities decreased by $195,000 or 37.86% during the nine months ended March 31, 2006 as compared to the same period in the prior fiscal year. This decrease was primarily due to a decrease in the average outstanding balance of mortgage-backed securities of $6.7 million or 37.06% during the period as a result of principal repayments. Additionally, the average yield on mortgage-backed securities decreased slightly from 3.78% for the nine months ended March 31, 2005 to 3.73% for the nine months ended March 31, 2006.

Interest income on mortgage-backed securities available for sale increased by $170,000 or 35.5% during fiscal 2005. The increase in interest income was primarily the result of a $4.6 million or 36.73% increase in the average outstanding balance of the portfolio which resulted from purchases made at the end of the prior fiscal year. The average yield on the portfolio decreased minimally from 3.82% in fiscal 2004 to 3.78% in fiscal 2005. The decrease in the average yield in fiscal 2005 was primarily due to increased repayment on higher yielding mortgage-backed securities and the reinvestment of funds at lower rates of interest.

Interest income on mortgage-backed securities decreased by $79,000 or 14.2% during fiscal 2004. The decrease in interest income was primarily due to a decrease in the average yield from 5.28% in fiscal 2003 to 3.82% in fiscal 2004. Partially offsetting the decrease resulting from the lower average yield was a $2.0 million or 18.9% increase in the average outstanding balance of the portfolio which resulted from purchases made during the year. The decrease in the average yield in fiscal 2004 was primarily due to increased repayment on higher yielding mortgage-backed securities and the reinvestment of funds at lower rates of interest.

Interest Income on Investments Held to Maturity and Investments Available for Sale

Interest income on investments held to maturity and investments available for sale increased during the nine months ended March 31, 2006 by $254,000 or 16.61% from the comparable period in fiscal 2005. This increase was due to an increase in the average yield on investment securities from 3.43% for the nine months ended March 31, 2005 to 4.03% for the nine months ended March 31, 2006. The increase in the average yield was largely the result of the upward re-pricing of adjustable rate securities. The average outstanding balance decreased $505,000 or 0.85% during the period primarily as a result of securities being called.

Interest income on investments held to maturity and investments available for sale increased by $148,000 or 7.7% during fiscal 2005. This increase was primarily due to an increase in the average yield on such investments from 3.28% in fiscal 2004 to 3.48% in fiscal 2005. Additionally, the average outstanding balance of the portfolio increased $1.0 million or 1.71% during the year. The increase in the average yield in fiscal 2005 was the result of securities purchased during the year at higher rates of interest than the securities that were called or matured.

Interest income on investments held to maturity and investments available for sale decreased by $239,000 or 11.1% during fiscal 2004 primarily due to a decrease in the average yield on these investments from 3.91% in fiscal 2003 to 3.28% in fiscal 2004. This decrease was partially offset by a $3.3 million or 6.0% increase in the average outstanding balance of such securities during the same period. The decrease in the average yield in fiscal 2004 was primarily due to increased repayment on higher yielding investment securities as well as decreases in market interest rates.

Interest Income on Interest-Earning Deposits

Interest income on interest-earning deposits, consisting of interest-earning deposits maintained with the FHLB of Pittsburgh and certificates of deposit, decreased during the nine months ended March 31, 2006 by

$50,000 or 18.18% from the comparable period in fiscal 2005. This decrease was primarily due to a decrease of $10.2 million or 51.10% in the average outstanding balance of interest-earning deposits for the nine months ended March 31, 2006 as compared to the same period in the prior fiscal year. This decrease was partially offset by an increase in the average yield on interest-earning deposits from 1.84% for the nine months ended March 31, 2005 to 3.08% for the nine months ended March 31, 2006. The decrease in the average balance was primarily the result of the funding of new loans during the period.

Interest income on interest-earning deposits decreased $234,000 or 40.8% during fiscal 2005 compared to fiscal 2004. The decrease in fiscal 2005 was primarily the result of a $33.6 million or 65.8% decrease in the average outstanding balance which was to some extent offset by an increase in the average yield from 1.12% in fiscal 2004 to 1.94% in fiscal 2005. The decrease in the average outstanding balance during fiscal 2005 was primarily due to the re-deployment of deposits to fund the increase in the loan portfolio during the year.

Interest income on interest-earning deposits increased $50,000 or 9.6% during fiscal 2004 compared to fiscal 2003. The increase in fiscal 2004 was primarily due to a $16.6 million or 48.0% increase in the average outstanding balance which was largely offset by a decrease in the average yield from 1.52% in fiscal 2003 to 1.12% in fiscal 2004. The increase in the average outstanding balance during fiscal 2004 was primarily due to excess liquidity as a result of loan repayments and increased deposits.

Interest Expense on Savings Deposits

Interest expense on savings deposits increased by $687,000 or 18.56% for the nine months ended March 31, 2006 compared to the same period in fiscal 2005. The increase was primarily due to an increase in the average interest rate paid on savings deposits from 2.09% for the nine months ended March 31, 2005 to 2.47% for the nine months ended March 31, 2006. The increase in the average interest rate paid on savings primarily reflects the recent increases in market interest rates.

Interest expense on savings deposits increased $176,000 or 3.6% in fiscal year 2005 primarily due to an increase in the average rate paid from 2.05% in fiscal 2004 to 2.13% in fiscal 2005. The increase in interest expense resulting from the increase in the average rate paid was slightly offset by a $604,000 decrease in the average outstanding balance during the same period. The increase in the average rate paid during fiscal 2005 is reflective of increases in market interest rates during the period.

In fiscal 2004, interest expense on savings deposits decreased $1.5 million or 23.8% primarily due to a decrease in the average rate paid from 2.92% in fiscal 2003 to 2.05% in fiscal 2004. This decrease was partially offset by an $18.5 million or 8.5% increase in the average outstanding balance during the same period. The decrease in the average rate paid during fiscal 2004 reflects lower market rates of interest.

Interest Expense on Borrowings

Interest expense on borrowings for the nine months ended March 31, 2006 compared to the nine months ended March 31, 2005 remained constant. This consistency was the result of an insignificant change in the average outstanding balance of FHLB advances coupled with a constant average rate paid on borrowings of 5.81%.

Interest expense on borrowings decreased $12,000 or 0.93% in fiscal 2005 due to a $1.1 million or 4.89% decrease in the average balance substantially offset by an increase in the average rate from 5.67% in fiscal 2004 to 5.90% in fiscal 2005. The decrease in the average balance for fiscal 2005 was due to repayments during fiscal 2004.

Interest expense on borrowings decreased $7,000 or 0.5% in fiscal 2004 primarily due to a decrease in the average yield from 5.78% in fiscal 2003 to 5.67% in fiscal 2004. The decrease in interest resulting from the lower average rate was, for the most part, offset by an increase of $344,000 or 1.5% in the average outstanding balance. The increase in the average balance for fiscal 2004 was a direct result of the advance obtained through the acquisition of SFSB Holding Company that matured in November of 2003.

Net Interest Income

Net interest income after provision for possible loan losses decreased by $100,000 or 1.78% during the nine months ended March 31, 2006 as compared to the same period of the prior fiscal year. The decrease was primarily due to a decrease in the average interest rate spread from 2.29% for the nine months ended March 31, 2005 to 2.14% for the nine months ended March 31, 2006. The decrease in the average interest rate spread during the period was driven by increased rates paid on interest-bearing liabilities the effect of which was largely offset by a $3.5 million or 1.21% increase in the average balance of interest-earning assets during the period.

Net interest income increased $532,000 or 7.7% in fiscal 2005 as compared to fiscal 2004. The increase in fiscal 2005 was largely the result of an increase in interest income resulting from an increase in the average outstanding balance of the loan portfolio as well as increases in the average outstanding balances of both mortgaged-backed and investment securities. Partially offsetting the increase in income resulting from the changes in the average balances were decreases in the average yields earned on such assets. However, due to the redeployment of lower yielding interest-earning deposits into higher yielding assets, primarily loans, the average yield on interest-earning assets increased from 4.51% for fiscal 2004 to 4.71% for fiscal 2005. The increase in interest income was partially offset by an increase in interest expense. The average rate paid on interest-bearing liabilities increased from 2.37% for fiscal 2004 to 2.44% for fiscal 2005. The increase in interest expense resulting from the increase in the average rate paid was to some extent offset by a $1.7 million decrease in the average outstanding balance of such interest-bearing liabilities.

Net interest income decreased $610,000 or 8.1% in fiscal 2004 as compared to fiscal 2003. The decrease in fiscal 2004 was, to a large extent, due to a decrease in the average yield on interest-earning assets from 5.51% in fiscal 2003 to 4.51% in fiscal 2004. However, the average outstanding balance of interest-earning assets increased $13.6 million due primarily to an increase in interest-earning deposits and investment and mortgage-backed securities. The decrease in interest income was partially offset by a decrease interest expense. The average rate paid on interest-bearing liabilities decreased from 3.18% in fiscal 2003 to 2.36% in fiscal 2004. The decrease in interest expense related to the decrease in the rate paid was to some extent offset by an $18.8 million increase in interest-bearing liabilities.

Interest-earning assets as a percent of interest-bearing liabilities amounted to 114.4%, 113.5%, 111.7% and 114.8% at March 31, 2006 and June 30, 2005, 2004 and 2003, respectively, and the average interest rate spread was 2.14%, 2.27%, 2.15% and 2.33% for the nine months ended March 31, 2006 and fiscal 2005, 2004 and 2003, respectively. Laurel Capital’s average interest rate spread increased in fiscal year 2005 primarily due to increases in the average yield earned on Laurel Capital’s interest-earning assets. In fiscal 2004 Laurel Capital’s average interest rate spread decreased primarily due to decreases in the average yield earned on Laurel Capital’s interest-earning assets. Laurel Capital’s net interest income continued to exceed its total other expenses for the nine months ended March 31, 2006 and fiscal 2005 and 2004. Laurel Capital intends to continue to manage its assets and liabilities in order to maintain net interest income at levels in excess of total other expenses.

Provision for Loan Losses

Financial institutions are subject to the risk of loan losses as one of the costs of lending. While Laurel Capital recognizes as losses all loans that are determined to be uncollectible, experience dictates that at any point in time, losses may exist in the portfolio which cannot be specifically identified. As a result, a provision for such unidentifiable losses is established and charged against current earnings to represent management’s best estimate of such probable losses. The provision for loan losses amounted to $0 for the nine months ended March 31, 2006,

$9,000 for fiscal 2005 and $12,000 for each fiscal 2004 and 2003. Such provisions were the result of an analysis of the allowance for loan losses performed in connection with a review of Laurel Capital’s loan portfolio.

At each of March 31, 2006 and June 30, 2005, 2004 and 2003, the allowance for loan losses was approximately $2.0 million. This amount represented 0.9%, 1.0%, 1.2% and 1.1% of the total loan portfolio at such dates.

Management conducts a review, at least quarterly, to determine that the allowance for loan losses is appropriate to absorb estimated loan losses. In determining the appropriate level of the allowance for loan losses, consideration is given to general economic conditions, diversification of loan portfolios, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. In consideration of the above, management has assessed the risks in the loan portfolio and has determined that no significant changes have occurred during the nine months ended March 31, 2006. The allowance for loan losses as a percentage of the loan portfolio has remained relatively constant due to slight increases in both total loans receivable and the allowance for loan losses. This increase in the loan portfolio consisted primarily of one-to-four family loans that traditionally carry lower risk of loss. Non-performing loans decreased from $970,000 at June 30, 2005 to $669,000 at March 31, 2006 primarily due to the payoff of two loans totaling $355,000 during the period. Based on the above factors, management believes that Laurel Capital’s allowance for loan losses at March 31, 2006 is appropriate. Future additions to the reserve may be necessary due to changes in economic conditions and other factors. In addition, as an integral part of their periodic examination, certain regulatory agencies review the adequacy of the Bank’s allowance for loan losses and may direct the Bank to make additions to the allowance based on their judgment.

Other Income

Total other income decreased by $101,000 or 9.34% for the nine months ended March 31, 2006 as compared to the same period in 2005. This was primarily the result of a $93,000 decrease in service charge income and a $29,000 decrease in other operating income. These decreases were slightly offset by an $11,000 increase in income from bank owned life insurance and a $10,000 increase in the gain on the sale of loans held for sale. The decrease in service charge income during the period was primarily the result of decreased fees associated with non-sufficient funds and mortgage loan underwriting. The decrease in other operating income was the result of two non-recurring items that were included in income in the prior year. The increase in income from bank owned life insurance was primarily the result of increases in the yields earned through the various carriers during the period.

Fees and service charges decreased by $20,000 or 1.84% in fiscal 2005. The decrease in fiscal 2005 reflects the net of a number of increases and decreases in various fees and services charges. Most notable was a $43,000 decrease in fee associated with non-sufficient funds which were partially offset by increases in loan fees as a result of increased loan origination during the year. During fiscal 2005, Laurel Capital realized gains of $24,000 on the sale of investment securities and loans in its available for sale portfolio. Gains of $15,000 were recorded on the sale of investment securities and gains of $9,000 were recorded on the sale of loans held for sale. Other income decreased $23,000 or 6.18% in fiscal 2005. The decrease in fiscal 2005 was primarily the result of a decrease in the income earned on bank owned life insurance of $30,000 which was partially offset by a $7,000 increase in other income.

Fees and service charges increased by $265,000 or 32.2% in fiscal 2004. The increase in fiscal 2004 was primarily the result of fees and service charges on accounts that were obtained in connection with the acquisition of SFSB Holding Company on March 28, 2003. During fiscal 2004, Laurel Capital realized gains of $49,000 on the sale of investment and mortgage-backed securities and loans in its available for sale portfolio. Gains of $35,000 were recorded on the sale of investment and mortgage-backed securities and gains of $14,000 were recorded on the sale of loans held for sale. Other income increased $286,000 or 332.56% in fiscal 2004. The increase in fiscal 2004 was predominantly the result of income earned on bank owned life insurance.

Operating Expenses

Total operating expenses decreased by $54,000 or 1.19% during the nine months ended March 31, 2006 as compared to the same period in 2005. This decrease was primarily due to a $128,000 decrease in other operating expenses, a $39,000 decrease in the amortization of the core deposit intangible associated with the acquisition of SFSB Holding Company and a $37,000 decrease in professional fees. These decreases were partially offset by a $118,000 increase in compensation and benefits expense, an $18,000 increase in data processing expense and a $16,000 increase in premises and occupancy expense. The decrease in other operating expenses was primarily the result of lower ATM processing costs related to a change in processors during the fourth quarter of the prior fiscal year as well as increased efficiencies attained throughout the period with regard to various items. The decrease in professional fees was primarily the result of lower audit fees during the period. The increase in compensation and benefits expense consisted of normal salary increases in conjunction with a decrease in the deferment of employee costs related to the origination of loans.

Total operating expenses decreased $36,000 or 0.59% during fiscal 2005 compared to fiscal 2004. The components of that decrease are further discussed in the remainder of this paragraph. Compensation and employee benefits, which is the largest component of total operating expenses, increased by $35,000 or 1.2% in fiscal 2005. The increase in fiscal 2005 was primarily due to normal salary and benefit increases. Premises and occupancy expense increased $43,000 or 5.39% in fiscal 2005. The increase in fiscal 2005 reflected increases in both furniture, fixtures and equipment expense and depreciation. Federal insurance premiums decreased $3,000 in fiscal 2005. The fluctuations were due to changes in the average amount of deposits outstanding during the fiscal year. Average deposits outstanding are multiplied by a quarterly rate to determine the assessment amount. The quarterly rate represents the rate paid by SAIF insured institutions to support the interest payments on the Financing Corporation (“FICO”) Bonds. Laurel Capital had net gains of $12,000 on real estate owned in fiscal 2005. Data processing expenses increased by $5,000 or 1.2% in fiscal 2005. Professional fees decreased by $24,000 or 8.11% in fiscal 2005. The decrease in fiscal 2005 was the result of a decrease in audit expenses which was to some extent offset by increases in legal expenses and professional and advisory fees. Other operating expenses, including the amortization of core deposit intangible, decreased $102,000 during fiscal 2005. The decrease consisted of a decrease in the amortization of the core deposit intangible of $54,000 and decreases in other operating expenses of $48,000. The most significant fluctuation in other operating expenses was a decrease in FHLB charges of $26,000 during the fiscal year.

Total operating expenses increased $1.4 million or 28.15% during fiscal 2004 compared to fiscal 2003. The components of that decrease are further discussed in the remainder of this paragraph. Compensation and employee benefits increased by $687,000 or 30.6% in fiscal 2004. The increase in fiscal 2004 was largely attributable to increased staffing resulting from the acquisition of SFSB Holding Company on March 28, 2003 and the hiring of new employees during the fiscal year. Additionally, there were expenses related to the Supplemental Executive Retirement Plan and the Trustee Deferred Compensation/Retirement Plan which were implemented during fiscal year 2004. Premises and occupancy expense increased $170,000 or 27.1% in fiscal 2004. The increase in fiscal 2004 resulted from maintaining and operating two additional branches as a result of the acquisition of SFSB Holding Company for an entire fiscal year. The largest contributors to the increase were furniture, fixtures and equipment expense and office building taxes. Federal insurance premiums increased $2,000 in fiscal 2004. The fluctuations were due to changes in the average amount of deposits outstanding during the fiscal year. Average deposits outstanding are multiplied by a quarterly rate to determine the assessment amount. The quarterly rate represents the rate paid by SAIF insured institutions to support the interest payments on the Financing Corporation (“FICO”) Bonds. Laurel Capital had net gains of $22,000 on real estate owned in fiscal 2004. Data processing expenses increased $73,000 or 21.0% in fiscal 2004 compared to fiscal 2003. The increase in fiscal year 2004 was largely the result of operating for a full year on a new data processor. Also contributing to the increase in fiscal 2004 were costs associated with an increase in the number of accounts maintained by the data processor resulting from the acquisition of SFSB Holding Company. Professional fees increased by $138,000 or 87.3% in fiscal 2004. The increase in fiscal 2004 primarily related to increases in legal and auditing services provided in connection with the acquisition of SFSB Holding Company. Additionally, legal services were provided throughout the year with regard to benefit, employee and other corporate matters. Other operating expenses increased $325,000 or 23.9% during fiscal 2004 primarily due to the amortization of the core deposit intangible associated with the acquisition of SFSB Holding Company.

Income Taxes

Income tax expense decreased by $92,000 or 13.88% for the nine months ended March 31, 2006 as compared to the nine months ended March 31, 2005 primarily as a result of lower pre-tax income. Additionally, the effective tax rate decreased from 31.07% for the nine months ended March 31, 2005 to 28.74% for the same period in 2006.

Income taxes increased $141,000 or 23.7% in fiscal 2005. The increase in fiscal 2005 was primarily the result of an increase in income before taxes.

Income taxes decreased $529,000 or 47.0% in fiscal 2004. The decrease in fiscal 2004 was the result of the combined effect of a decrease in income before taxes and a decrease in the effective tax rate.

Net Income

Net income decreased $55,000 or 3.74% for the nine months ended March 31, 2006 compared to the nine months ended March 31, 2005. The decrease for the period was the result of a decrease of $109,000 in net interest income and a $101,000 decrease in other income partially offset by a $92,000 decrease in income tax expense, a $54,000 decrease in other operating expenses and a $9,000 decrease in the provision for loan losses.

Net income increased $362,000 or 21.5% in fiscal 2005. The increase in fiscal 2005 was due to a $532,000 increase in net interest income and a $36,000 decrease in other operating expenses partially offset by an increase in income tax expense of $141,000 and a decrease in other income of $68,000.

Net income decreased $847,000 or 33.4% in fiscal 2004. The decrease in fiscal 2004 was due to a $1.4 million increase in other operating expense and a $610,000 decrease in net interest income partially offset by a $585,000 increase in other income and a $529,000 decrease in income tax expense.

Off-Balance Sheet Arrangements

Laurel Capital, in the normal course of business, makes commitments to buy or sell assets or to incur or fund liabilities. Commitments include, but are not limited to:

•	the origination, purchase or sale of loans;

•	the purchase of investment securities;

•	the fulfillment of commitments under letters-of-credit on home equity lines of credit, construction loans, and predetermined overdraft protection limits; and

•	the commitment to fund withdrawals of certificates of deposit at maturity.

At March 31, 2006, the Bank’s off-balance sheet arrangements principally included lending commitments, which are described below. At March 31, 2006, Laurel Capital had no interests in non-consolidated special purpose entities.

At March 31, 2006, commitments included:

•	total approved loan origination commitments outstanding amounting to $5.1 million;

•	rate lock agreements with customers of $4.3 million;

•	unadvanced portion of construction loans of $1.7 million;

•	unused lines of credit of $3.5 million which included those designated for overdraft protection;

•	outstanding standby letters of credit of $49,000; and

•	certificates of deposit scheduled to mature in one year or less totaling $81.9 million.

Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Bank. Laurel Capital anticipates that it will continue to have sufficient funds, through repayments, deposits and borrowings, to meet its current commitments.

Contractual Obligations

At March 31, 2006, Laurel Capital was contractually obligated to make future minimum payments as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(Dollars in Thousands)
Certificates of deposit maturities	$81,858	$50,301	$9,097	$19,305	$160,561
FHLB advances maturities	—	$6,000	$20,500	$97	$21,597

Liquidity and Capital Resources

Laurel Capital’s assets increased from $309.8 million at June 30, 2005 to $314.3 million at March 31, 2006, increased from $299.4 million at June 30, 2004 to $309.8 million at June 30, 2005 and decreased from $322.8 million at June 30, 2003 to $299.4 million at June 30, 2004. Stockholders’ equity remained constant at $27.8 million from June 30, 2005 to March 31, 2006, increased from $27.1 million at June 30, 2004 to $27.8 million at June 30, 2005 and decreased from $27.7 million at June 30, 2003 to $27.1 million at June 30, 2004. At March 31, 2006, stockholders’ equity amounted to 8.9% of Laurel Capital’s total assets under generally accepted accounting principles.

Laurel Capital is currently required to maintain Tier I (Core) capital equal to at least 4.0% of its adjusted total assets and Tier II (Supplementary) risk-based capital equal to at least 8.0% of its risk-weighted assets. At March 31, 2006, Laurel Capital substantially exceeded all of these requirements with Tier I and Tier II ratios of 7.82% and 16.01%, respectively.

During the nine months ended March 31, 2006 and the fiscal years ended June 30, 2005, 2004 and 2003, Laurel Capital had positive cash flows from operating activities. Cash and cash equivalents increased $2.9 million, decreased $14.7 million, decreased $25.8 million and increased $19.6 million for the nine months ended March 31, 2006 and the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Cash flows from operating activities for the periods covered by the Consolidated Statements of Cash Flows have been primarily related to net income and operations. Operating activities provided $3.5 million in cash in the nine months ended March 31, 2006, $3.1 million in cash in fiscal 2005, $3.3 million in cash in fiscal 2004 and $2.9 million of cash in fiscal 2003.

Investing activities used cash on a net basis of $3.4 million in the nine months ended March 31, 2006, $25.8 million in fiscal 2005 and $4.8 million in fiscal 2004 and provided cash on a net basis of $19.5 million in fiscal 2003. During the nine months ended March 31, 2006, cash was used primarily to fund the purchase of investment securities held to maturity and loan origination. The use of cash was somewhat offset by principal repayments and maturities of securities during the period. For fiscal 2005, cash was used primarily to fund loan origination. This use of cash was offset to some extent by principal repayments and maturities of securities during the fiscal year. For fiscal 2004, cash was used primarily to purchase securities. This use of cash was partially offset by principal repayments and maturities of securities and a decrease in the loan portfolio. For fiscal 2003, cash was provided due to a decrease in the loan portfolio of $21.3 million and principal repayments and maturities of securities of $34.5 million. These decreases were partially offset by purchases of securities during fiscal 2003 of $30.8 million and deposits of $5.5 million with various insurance companies.

Cash flows from financing activities for the periods covered by the Consolidated Statements of Cash Flows have been primarily related to changes in deposits and borrowings. Financing activities provided $2.8 million of cash on a net basis during the nine months ended March 31, 2006. Time deposits increased $8.1 million while demand and club accounts decreased $4.2 million and dividends amounting to $1.2 million were paid to shareholders. Financing activities provided $7.9 million of cash in fiscal 2005 primarily due to an increase in time deposits of $11.3 million. That increase was somewhat offset by a decrease of $2.6 million in demand and club accounts. Additionally, Laurel Capital paid dividends during the fiscal year amounting to $1.6 million. Financing activities used $24.2 million of cash in fiscal 2004 due to a decrease in time deposits of $15.2 million and a $4.2 million decrease in demand and club accounts. Additionally, FHLB advances decreased $3.1 million and dividends paid amounted to $1.5 million. Financing activities used $2.9 million of cash in fiscal 2003 due to a decrease in time deposits of $5.0 million and dividends paid of $1.4 million. These decreases were partially offset by an increase in demand and club accounts of $4.0 million.

Laurel Capital’s primary sources of funds consist of deposits bearing market rates of interest, loan repayments and current earnings. Also, advances from the FHLB of Pittsburgh may be used on short-term basis to compensate for savings outflows or on a long-term basis to support lending and investment activities.

Laurel Capital uses its capital resources principally to meet its ongoing commitments to fund maturing certificates of deposit and deposit withdrawals, fund existing and continuing loan commitments, maintain its liquidity and meet operating expenses. At March 31, 2006, Laurel Capital had commitments to originate loans totaling $5.1 million. Scheduled maturities of certificates of deposit during the year ending March 31, 2007 totaled $81.9 million. Management believes that by evaluating competitive instruments and pricing in its market area, Laurel Capital can generally retain a substantial portion of its maturing certificates of deposit.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of Laurel Capital are monetary in nature. As a result, interest rates have a more significant impact on Laurel Capital’s performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Critical Accounting Policies

Various elements of Laurel Capital’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. The estimates made with respect to the methodologies used to determine the allowance for loan losses is Laurel Capital’s most critical accounting estimate. Additionally, Laurel Capital considers the determination of other than temporary declines in market value and deferred tax assets to be critical in nature. Critical accounting estimates are significantly affected by management judgment and uncertainties and there is a likelihood that materially different amounts would be reported under different, but reasonably plausible, conditions or assumptions.

The following is a description of Laurel Capital’s critical accounting estimates and an explanation of the methods and assumptions underlying their application.

Allowance for Loan Losses. The allowance for loan losses reflects the estimated losses resulting from the inability of Laurel Capital’s borrowers to make required loan payments. The allowance for loan losses is established through a provision for loan losses that is charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance.

At least quarterly, management reviews Laurel Capital’s loan portfolio to determine if the allowance for loan losses is appropriate to absorb the estimated losses. In determining the appropriate level of the allowance for loan losses, consideration is given to general economic conditions, diversification of loan portfolios, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. In consideration of the above, management has assessed the risks in the loan portfolio and has determined that no significant changes have occurred during the nine months ended March 31, 2006. The level of the allowance for loan losses as a percentage of the loan portfolio has remained relatively constant from 0.95% at June 30, 2005 to 0.93% at March 31, 2006 primarily due to increases in total loans receivable and the allowance for loan losses during the period. Although management believes that the current allowance for loan losses is appropriate, future additions to the reserve may be necessary due to changes in economic conditions and other factors. Historically, Laurel Capital’s estimates of the allowance for loan losses have not required significant adjustments from management’s initial estimates. Additionally, as an integral part of their periodic examination, certain regulatory agencies review the adequacy of the Bank’s allowance for loan losses and may direct the Bank to make additions to the allowance based on their judgment.

Other Than Temporary Decline. Available for sale securities are reported at market value. At least quarterly, management reviews the available for sale portfolio and identifies all securities where the market value is less than the amortized cost. Each individual security is then reviewed taking into consideration criteria such as the magnitude and duration of the decline and the reasons underlying the decline to determine if such decline in market value is other than temporary. If the security is deemed other than temporarily impaired it is written down to the current market value and a corresponding charge to earnings is recognized. Laurel Capital did not recognize any other than temporary impairment losses on available for sale securities during the nine months ended March 31, 2006 or the fiscal years ended June 30, 2005 or 2004.

Deferred Income Taxes. Laurel Capital uses the asset and liability method of accounting for income taxes as prescribed in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Using this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt about the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Laurel Capital exercises significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require Laurel Capital to make projections of future taxable income. The judgments and estimates Laurel Capital makes in determining its deterred tax assets, which are inherently subjective, are reviewed on an ongoing basis as regulatory and business factors change. A reduction in estimated future taxable income could require Laurel Capital to record a valuation allowance. Changes in the level of valuation allowances could result in increased income tax expense, and could negatively affect earnings.

EXPERTS

The consolidated financial statements of First Commonwealth Financial Corporation incorporated by reference in First Commonwealth Financial Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005, and First Commonwealth Financial Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated by reference, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, incorporated by reference, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Laurel Capital and its subsidiaries as of and for the fiscal year ended June 30, 2005 included elsewhere in this proxy statement/prospectus have been included in reliance on the report of S. R. Snodgrass, A.C., independent registered public accounting firm, given upon the authority of that firm as experts in accounting and auditing.

The consolidated financial statements of Laurel Capital Group, Inc. and its subsidiary as of June 30, 2004 and for each of the two years in the period ended June 30, 2004 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and, given upon the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of First Commonwealth stock to be issued pursuant to the terms of the merger agreement will be passed upon for First Commonwealth by Tomb & Tomb, Indiana, Pennsylvania. Sherman & Howard L.L.C., Denver, Colorado, and Elias Matz Tiernan & Herrick L.L.P., Washington, D.C., will pass upon the material federal income tax consequences of the merger to Laurel Capital shareholders. David R. Tomb, Jr., partner of Tomb & Tomb, beneficially owns, or has rights to acquire under First Commonwealth’s employee benefit plans, an aggregate of approximately 1% of First Commonwealth’s stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This proxy statement/prospectus is a part of a registration statement on Form S-4 filed by First Commonwealth with the Securities and Exchange Commission under the Securities Act of 1933. This proxy statement/prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to First Commonwealth and the securities offered by this proxy statement/prospectus, you should read the registration statement in its entirety, including the documents filed as exhibits to the registration statement. Statements contained in this proxy statement/prospectus concerning the provisions of such documents are necessarily summaries, and each such statement is qualified in its entirety by reference to the document filed with the Securities and Exchange Commission.

First Commonwealth and Laurel Capital each file periodic reports, proxy statements and other information with the SEC. Those filings are available to the public over the Internet at the SEC’s web site. The address of that site is http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This proxy statement/prospectus incorporates important business and financial information about First Commonwealth that is not included in or delivered with this proxy statement/prospectus. The following documents previously filed by First Commonwealth under the Securities Exchange Act of 1934, as amended, are incorporated by reference into this proxy statement/prospectus:

•	Annual report on Form 10-K for the fiscal year ended December 31, 2005.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

•	Current Reports on Form 8-K filed January 20, 2006, March 3, 2006, March 27, 2006 (as amended on March 29, 2006), March 27, 2006 and May 1, 2006.

•	The description of First Commonwealth common stock set forth in First Commonwealth’s Registration Statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

All documents filed by First Commonwealth pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this proxy statement/prospectus and prior to the date of the special meeting of Laurel Capital shareholders, are incorporated by reference into this proxy statement/prospectus. Documents or information that have been or are subsequently “furnished” to the SEC or that are not otherwise deemed to be filed with the SEC under those Sections are not and will not be incorporated by reference into this proxy statement/prospectus.

The documents incorporated by reference can be obtained from the SEC’s public reference facilities or on the SEC’s web site as described above under “Where You Can Find Additional Information.” Documents incorporated by reference are also available from First Commonwealth without charge, excluding the exhibits to such documents (unless specifically incorporated by reference to this document). You may obtain documents incorporated by reference in this proxy statement/prospectus or additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from First Commonwealth as follows:

First Commonwealth Financial Corporation

Attn: Corporate Secretary

22 North Sixth Street

Indiana, Pennsylvania 15701

(724) 349-7220

If you would like to request documents from First Commonwealth, please do so at least five business days before the date of the shareholders’ meeting in order to receive timely delivery of such documents prior to the shareholders’ meeting.

First Commonwealth has supplied all information contained or incorporated by reference in this document relating to First Commonwealth, and Laurel Capital has supplied all information contained in this document relating to Laurel Capital. You should rely only on the information contained or incorporated by reference in this document to vote your shares at the special meetings. First Commonwealth and Laurel Capital have not authorized anyone to provide you with information that is different from the information contained in this document. This document is dated                     , 2006. You should not assume that the information contained in this document is accurate as of any other date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Laurel Capital Group, Inc.

We have audited the accompanying consolidated statements of financial condition of Laurel Capital Group, Inc. and subsidiary as of June 30, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of Laurel Capital Group, Inc. and subsidiary as of June 30, 2004, and for each of the years in the two-year period ended June 30, 2004, were audited by other auditors whose report thereon dated August 30, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Laurel Capital Group, Inc. and subsidiary as of June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ S. R. Snodgrass, A.C.

Wexford, Pennsylvania

August 19, 2005

KPMG LLP	Telephone	412 391 9710
Suite 2500	Fax	412 391 8963
One Mellon Center	Internet	www.us.kpmg.com
Pittsburgh, PA 15219-2598

Report of Independent Registered Accounting Firm

The Board of Directors and Stockholders

Laurel Capital Group, Inc.:

We have audited the accompanying consolidated statement of financial condition of Laurel Capital Group, Inc. and subsidiary as of June 30, 2004 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Laurel Capital Group, Inc. and subsidiary at June 30, 2004 and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2004 in conformity with U.S. generally accepted accounting principles.

Pittsburgh, Pennsylvania

August 30, 2004

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	March 31, 2006	June 30,
(in thousands)		2005	2004
	(unaudited)
ASSETS
Cash	$2,047	$2,146	$1,991
Money market investments	—	—	283
Interest-earning deposits with other institutions	13,869	10,825	25,401

Total cash and cash equivalents	15,916	12,971	27,675
Investment securities available for sale (note 2)	43,234	45,539	47,669
Investment securities held to maturity (market value of $13,176, $10,845 and $12,183) (note 2)	13,418	10,918	12,210
Mortgage-backed securities available for sale (note 3)	9,661	13,002	21,024
Loans receivable, held for sale	172	947	1,130
Loans receivable	216,987	211,738	175,323
Allowance for loan losses	(2,000)	(1,989)	(2,032)

Loans receivable, net (notes 4 and 5)	214,987	209,749	173,291
Federal Home Loan Bank stock (note 6)	1,912	1,878	1,879
Real estate owned	—	37	—
Accrued interest receivable:
Loans	700	733	659
Interest-earning deposits and investments	298	287	384
Mortgage-backed securities	40	66	80
Office properties and equipment, net of accumulated depreciation (note 7)	2,168	2,277	2,243
Goodwill (note 19)	2,158	2,158	2,158
Other intangible assets (note 19)	944	1,170	1,511
Prepaid income tax (note 10)	—	—	129
Prepaid expenses and sundry assets	8,687	8,069	7,333

Total Assets	$314,295	$309,801	$299,375

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Savings deposits (note 8)	$258,810	$254,891	$246,179
FHLB advances (note 9)	21,597	21,602	21,609
Advance deposits by borrowers for taxes and insurance	2,267	2,713	2,142
Accrued interest payable on savings deposits	1,556	765	619
Accrued income tax (note 10)	189	90	—
Other accrued expenses and sundry liabilities	2,052	1,936	1,701

Total Liabilities	286,471	281,997	272,250

Stockholders’ Equity (note 11)
Common stock, $.01 par value; 5,000,000 shares authorized; 2,515,847, 2,467,670 and 2,453,274 shares issued, respectively	25	25	24
Additional paid-in capital	6,949	6,465	6,243
Treasury stock, at cost ( 524,670 shares)	(8,238)	(8,238)	(8,238)
Retained earnings	30,102	29,878	29,380
Accumulated other comprehensive income, net of tax of $253, $91 and $112, respectively	(491)	176	218
Stock held in deferred compensation trust (32,402 and 31,452 shares)	(523)	(502)	(502)

Total Stockholders’ Equity	27,824	27,804	27,125

Total Liabilities and Stockholders’ Equity	$314,295	$309,801	$299,375

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for per share data)	For the nine months ended March 31, 2006
		For the years ended June 30,
		2005	2004	2003
	(unaudited)
Interest income:
Loans receivable	$8,523	$10,705	$10,093	$11,956
Mortgage-backed securities	320	649	479	558
Investment securities:
Taxable	1,204	1,255	864	1,011
Tax-exempt	579	814	1,057	1,149
Interest-earning deposits	225	339	573	523

Total interest income	10,851	13,762	13,066	15,197
Interest expense:
Savings deposits (note 8)	4,388	5,020	4,844	6,358
FHLB advances (note 9)	956	1,274	1,286	1,293

Total interest expense	5,344	6,294	6,130	7,651

Net interest income before provision for loan losses	5,507	7,468	6,936	7,546
Provision for loan losses	—	9	12	12

Net interest income after provision for loan losses	5,507	7,459	6,924	7,534

Other income:
Service charges	718	1,068	1,088	823
Gain on the sale of investment and mortgage-backed securities available for sale	—	15	35	4
Gain on the sale of loans held for sale	17	9	14	11
Income from bank owned life insurance	201	254	284	—
Other income	44	95	88	86

Total other income	980	1,441	1,509	924

Operating expenses:
Compensation and employee benefits (note 12)	2,315	2,968	2,933	2,246
Premises and occupancy costs	641	841	798	628
Federal insurance premiums	25	36	39	37
Net (gain) loss on real estate owned	—	(12)	(22)	22
Data processing expense	334	425	420	347
Professional fees	165	272	296	158
Amortization of core deposit intangible	226	340	394	102
Other operating expenses	794	1,244	1,292	1,259

Total operating expenses	4,500	6,114	6,150	4,799

Income before income taxes	1,987	2,786	2,283	3,659

Provision for income taxes (note 10):
Federal	452	554	488	921
State	119	183	108	204

Total income taxes	571	737	596	1,125

Net income	$1,416	$2,049	$1,687	$2,534

Earnings per share (note 1):
Basic
Net income	$0.71	$1.06	$0.89	$1.35
Average number of shares outstanding	1,980,203	1,937,086	1,897,091	1,880,815

Diluted
Net income	$0.71	$1.03	$0.85	$1.28
Average number of shares outstanding	2,005,201	1,987,843	1,985,116	1,981,934

Dividends paid per share	$0.60	$0.80	$0.80	$0.76

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the nine months ended March 31, 2006 (unaudited) and the fiscal years ended June 30, 2005, 2004, and 2003

(in thousands)	Common Stock	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Net of Tax	Stock Held in Deferred Compensation Trust	Total Stockholders’ Equity
Balance, June 30, 2002	$24	$5,389	$(7,157)	$28,103	$632	$(438)	$26,553
Comprehensive income:
Net income	—	—	—	2,534	—	—	2,534
Other comprehensive income, net of tax of $116	—	—	—	—	221	—	221
Reclassification adjustment, net of tax of $1	—	—	—	—	3	—	3

Total comprehensive income	—	—	—	2,534	224	—	2,758
Stock options exercised (17,505 shares)	—	176	—	—	—	—	176
Dividends paid	—	—	—	(1,429)	—	—	(1,429)
Treasury stock purchased (18,000 shares)	—	—	(395)	—	—	—	(395)
Stock sold by deferred compensation trust	—	—	—	—	—	21	21

Balance, June 30, 2003	24	5,565	(7,552)	29,208	856	(417)	27,684
Comprehensive income:
Net income	—	—	—	1,687	—	—	1,687
Other comprehensive loss, net of tax of $(329)	—	—	—	—	(661)	—	(661)
Reclassification adjustment, net of tax of $12	—	—	—	—	23	—	23

Total comprehensive income	—	—	—	1,687	(638)	—	1,049
Stock options exercised (90,197 shares)	—	678	—	—	—	—	678
Dividends paid	—	—	—	(1,515)	—	—	(1,515)
Treasury stock purchased (32,995 shares)	—	—	(686)	—	—	—	(686)
Stock purchased by deferred compensation trust	—	—	—	—	—	(85)	(85)

Balance, June 30, 2004	24	6,243	(8,238)	29,380	218	(502)	27,125
Comprehensive income:
Net income	—	—	—	2,049	—	—	2,049
Other comprehensive loss, net of tax of $(22)	—	—	—	—	(52)	—	(52)
Reclassification adjustment, net of tax of $5	—	—	—	—	10	—	10

Total comprehensive income	—	—	—	2,049	(42)	—	2,007
Stock options exercised (14,396 shares)	1	222	—	—	—	—	223
Dividends paid	—	—	—	(1,551)	—	—	(1,551)

Balance, June 30, 2005	25	6,465	(8,238)	29,878	176	(502)	27,804
Comprehensive income:
Net income	—	—	—	1,416	—	—	1,416
Other comprehensive loss, net of tax of $(344)	—	—	—	—	(667)	—	(667)

Total comprehensive income	—	—	—	1,416	(667)	—	749
Stock options exercised (41,628 shares)	—	484	—	—	—	—	484
Dividends paid	—	—	—	(1,192)	—	—	(1,192)
Stock purchased by deferred compensation trust	—	—	—	—	—	(21)	(21)

Balance, March 31, 2006	$25	$6,949	$(8,238)	$30,102	$(491)	$(523)	$27,824

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the nine months ended March 31, 2006	For the years ended June 30,
(in thousands)		2005	2004	2003
	(unaudited)
Net income:	$1,416	$2,049	$1,687	$2,534
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	201	281	275	258
Provision for loan losses	—	9	12	12
Net (gain) loss on the sale of real estate owned	3	(11)	(32)	5
Net gain on the sale of investment securities available for sale	—	(15)	(63)	—
Net loss (gain) on the sale of mortgage-backed securities available for sale	—	—	28	(4)
Gain on the sale of loans held for sale	(17)	(9)	(14)	(11)
Net accretion of deferred loan costs	185	230	124	76
Origination of loans held for sale	(74)	(371)	(526)	(669)
Proceeds from the sale of loans held for sale	865	563	849	612
Decrease in accrued interest receivable	48	37	222	297
Increase (decrease) in accrued interest payable	791	146	76	(11)
Amortization of the core deposit intangible	226	340	394	101
Increase in cash surrender value	(161)	(207)	(253)	—
Increase (decrease) in taxes payable	99	219	132	(344)
Other-net	(44)	(113)	351	25

Net cash provided by operating activities	3,538	3,148	3,262	2,881

Investing activities:
Purchase of investment securities held to maturity	(7,394)	(12,020)	(18,899)	(19,950)
Purchase of investment securities available for sale	(699)	(3,157)	(10,748)	(5,365)
Purchase of mortgage-backed securities available for sale	—	—	(16,907)	(5,487)
Proceeds from the sale of investment securities available for sale	—	582	2,272	—
Proceeds from the sale of mortgage-backed securities available for sale	—	—	1,457	963
Principal repayments and maturities of investment securities held to maturity	4,894	13,315	15,835	22,700
Principal repayments and maturities of investment securities available for sale	2,220	4,740	6,697	5,180
Principal repayments and maturities of mortgage-backed securities available for sale	3,141	7,958	7,576	6,574
Principal repayments and maturities of mortgage-backed securities held to maturity	—	—	4	13
Purchase of FHLB stock	(162)	(239)	(110)	(248)
Sale of FHLB stock	128	240	402	52
Net (increase) decrease in loans	(5,423)	(31,190)	28,542	21,343
Loans purchased	—	(5,910)	(20,832)	—
Proceeds from the sale of real estate owned	34	389	82	152
Acquisition—net of cash and cash equivalents	—	—	—	(247)
Purchase of bank owned life insurance	—	(193)	—	(5,500)
Purchase of office properties and equipment	(92)	(315)	(152)	(635)

Net cash (used) provided by investing activities	(3,353)	(25,800)	(4,781)	19,545

Financing activities:
Net (decrease) increase in demand and club accounts	(4,180)	(2,612)	(4,161)	4,041
Net increase (decrease) in time deposit accounts	8,099	11,324	(15,240)	(5,033)
Repayments of FHLB advances	(5)	(7)	(3,063)	(5)
Net increase (decrease) in advance deposits by borrowers for taxes and insurance	(446)	571	(244)	(219)
Stock options exercised	484	223	678	176
Acquisition of treasury stock	—	—	(686)	(395)
Dividends paid	(1,192)	(1,551)	(1,515)	(1,429)

Net cash provided (used) by financing activities	2,760	7,948	(24,231)	(2,864)

Net change in cash and cash equivalents	2,945	(14,704)	(25,750)	19,562
Cash and cash equivalents at beginning of period	12,971	27,675	53,425	33,863

Cash and cash equivalents at end of period	$15,916	$12,971	$27,675	$53,425

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for:
Interest on savings deposits	$3,597	$4,874	$4,768	$6,337
Interest on FHLB advances	956	1,274	1,344	1,293
Income taxes	523	460	581	1,383
Transfer of loans to real estate owned	—	403	50	26

Cash paid during the period for interest includes interest credited on deposits of $2,914, $4,046, $3,943, and $5,268 for the nine month period ended March 31, 2006 and the years ended June 30, 2005, 2004, and 2003, respectively.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data/share amounts)

[1] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATION AND USE OF ESTIMATES

Laurel Capital Group, Inc. (“Laurel Capital” or “the Company”) is a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended. Laurel Capital’s only significant asset is the stock of its wholly-owned subsidiary, Laurel Savings Bank (“Laurel Savings” or “the Bank”), a Pennsylvania-chartered state savings bank. The Bank conducts business through its eight offices located in Allegheny and Butler counties. Additionally, the Bank has one active subsidiary, Laurel Financial Group, Inc., headquartered in Wilmington, Delaware.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of related revenue and expense during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION

The consolidated financial statements include the accounts of Laurel Capital Group, Inc. and its wholly-owned subsidiary, Laurel Savings Bank, after elimination of inter-company accounts and transactions.

INVESTMENT AND MORTGAGE-BACKED SECURITIES

Statement of Financial Accounting Standards (“SFAS”) No. 115 requires that investments be classified as either: (1) Securities Held to Maturity—debt securities that the Company has the positive intent and ability to hold to maturity and reported at amortized cost; (2) Trading Securities—debt and equity securities bought and held principally for the purpose of selling them in the near term and reported at fair value, with unrealized gains and losses included in the current period earnings; or (3) Securities Available for Sale—debt and equity securities not classified as either Securities Held to Maturity or Trading Securities and reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income. The cost of securities sold is determined on a specific identification basis.

REAL ESTATE OWNED

Real estate owned consists of properties acquired through foreclosure and are recorded at the lower of cost (principal balance of the former mortgage loan plus costs of obtaining title and possession) or fair value at the date of acquisition. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred. Additional write-downs are charged to income, and the carrying value of the property reduced, when the fair value of the property, less costs to sell, is less than the carrying value.

PROVISIONS FOR LOAN LOSSES

Provisions for loan losses are charged to operations in amounts that result in an allowance appropriate, in management’s judgment, to cover probable losses inherent in the loan portfolio. Management’s judgment takes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

into consideration general economic conditions, diversification of loan portfolios, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. Although management believes it has used the best information available to it in making such determinations, and that the present allowance for loan losses is adequate, future adjustments to the allowance may be necessary, and net income may be adversely affected if circumstances differ substantially from the assumptions used in determining the level of the allowance. In addition, as an integral part of their periodic examination, certain regulatory agencies review the adequacy of the Bank’s allowance for loan losses and may direct the Bank to make additions to the allowance based on their judgments about information available to them at the time of their examination.

GOODWILL AND OTHER INTANGIBLES

As prescribed by SFAS No. 142, Goodwill and Other Intangibles (SFAS 142), goodwill is not amortized to expense, but rather is tested for impairment periodically. At least annually, management reviews goodwill and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of goodwill. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the net assets, an impairment loss will be recognized. Impairment, if any, is measured on a discounted future cash flow basis. During the current fiscal year the Company hired an independent third party to perform an impairment analysis of goodwill and other intangible assets. Based on their analysis, it was determined that the estimated fair value of the goodwill and other intangible assets exceeded the carrying amount.

CORE DEPOSIT INTANGIBLE

Upon acquiring another financial institution, the Company engaged an independent third party of experts to analyze and prepare a core deposit study. This study reflected the cumulative present value benefit of acquiring deposits versus an alternative source of funding. Based upon this analysis, the amount of the premium related to the core deposits of the business purchased was calculated along with the estimated life of the acquired deposits. The core deposit intangible was amortized to expense on an accelerated basis over its estimated useful life.

BANK-OWNED LIFE INSURANCE

The Bank owns insurance on the lives of certain key employees. The policies were purchased to help offset the cost of increases in various fringe benefit plans including healthcare. The cash surrender value of these policies is included in prepaid expenses and sundry assets on the consolidated statements of financial condition and any increases in the cash surrender value are recorded as other operating income on the consolidated statements of operations. In the event of the death of an insured individual under these policies, the Bank would receive a death benefit which would be recorded as other income.

OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Estimated useful lives range from three to thirty years.

INTEREST ON SAVINGS

Interest on savings deposits is accrued and charged to expense daily and is paid or credited in accordance with the terms of the respective accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company has defined cash and cash equivalents as cash, money market investments and interest-earning deposits with other institutions.

LOANS

Loans receivable are stated at unpaid principal balances net of the allowance for loan losses and net of deferred loan fees and discounts. In accordance with SFAS Nos. 114 and 118, the Bank considers all one-to-four family residential mortgage loans and all consumer loans (as presented in Note 4) to be smaller homogeneous loans. As such, these loans are collectively evaluated for impairment. Loans within the scope of these statements are considered impaired when, based on current information and events, it is probable that all principal and interest will not be collected in accordance with the contractual terms of the loans. Management determines the impairment of loans based on knowledge of the borrower’s ability to repay the loan according to the contractual agreement, the borrower’s repayment history and the fair value of collateral for certain collateral dependent loans. Pursuant to SFAS No. 114, management does not consider an insignificant delay or insignificant shortfall to impair a loan. Management has determined that a delay less than 90 days will be considered an insignificant delay and that an amount less than $5 will be considered an insignificant shortfall. The Bank does not apply SFAS No. 114 using major risk classifications but on a loan by loan basis. All loans are charged off when management determines that principal and interest are not collectible.

Any excess of the Bank’s recorded investment in the loans over the measured value of the loans in accordance with SFAS No. 114 is provided for in the allowance for loan losses. The Bank reviews its loans for impairment on a quarterly basis.

The recognition of interest income on all loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due or when the loan becomes 90 days past due, whichever occurs first. All unpaid accrued interest on such loans is reserved. Such interest ultimately collected is credited to income in the period of recovery or applied to reduce principal if there is sufficient doubt about the collectibility of principal. Consumer loans more than 120 days or 180 days delinquent (depending on the nature of the loan) are generally required to be written off.

The Bank is a party to financial instruments with off-balance sheet risk (commitments to extend credit) in the normal course of business to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis using the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Bank upon the extension of credit, is based on management’s credit evaluation of the counter-party.

Loans receivable classified as held for sale are recorded in the financial statements at the lower of cost or market.

INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER SHARE (“EPS”)

Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The following table sets forth the computation of basic and diluted earnings per share:

	Nine Months Ended March 31, 2006	Year Ended June 30,
		2005	2004	2003
Basic earnings per share:
Net income	$1,416	$2,049	$1,687	$2,534
Weighted average shares outstanding	1,980,203	1,937,086	1,897,091	1,880,815
Earnings per share	$0.71	$1.06	$0.89	$1.35

Diluted earnings per share:
Net income	$1,416	$2,049	$1,687	$2,534
Weighted average shares outstanding	1,980,203	1,937,086	1,897,091	1,880,815
Dilutive effect of employee stock options	24,998	50,757	88,025	101,119

Diluted weighted average shares outstanding	2,005,201	1,987,843	1,985,116	1,981,934
Diluted earnings per share	$0.71	$1.03	$0.85	$1.28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

STOCK COMPENSATION

SFAS No. 123, Accounting for Stock-Based Compensation, allowed companies to expense an estimated fair value of stock options or to continue to measure compensation expense for stock option plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (“APB No. 25”). Entities that elect to continue to measure compensation expense based on APB No. 25 must provide pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. The Company elected to continue to measure compensation cost using the intrinsic value method prescribed by APB No. 25. Had the Company used the fair value method, net income and earnings per share would have been as follows:

	Nine Months Ended March 31, 2006	Year Ended June 30,
		2005	2004	2003
Net income
As reported	$1,416	$2,049	$1,687	$2,534
Deduct total stock-based compensation expense determined under fair-value based method for all awards, net of tax	—	—	(4)	(51)
Pro forma	$1,416	$2,049	$1,683	$2,483

Basic earnings per share
As reported	$0.71	$1.06	$0.89	$1.35
Pro forma	$0.71	$1.06	$0.89	$1.32

Diluted earnings per share
As reported	$0.71	$1.03	$0.85	$1.28
Pro forma	$0.71	$1.03	$0.85	$1.25

See “Recent Accounting Developments” below for a discussion of amendments to SFAS No. 123.

COMPREHENSIVE INCOME

The Company reports comprehensive income in accordance with SFAS No. 130 which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. For the nine months ended March 31, 2006 and the fiscal years ended June 30, 2005, 2004 and 2003, the Company’s total comprehensive income was $749, $2,007, $1,049 and 2,758, respectively. Total comprehensive income is comprised of net income of $1,416, $2,049, $1,687 and $2,534, respectively, and other comprehensive (loss) income of $(667), $(42), $(638) and $224, net of tax, respectively. Other comprehensive income consists of unrealized gains and losses on investment securities and mortgage-backed securities available for sale.

RECENT ACCOUNTING DEVELOPMENTS

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, Accounting for Certain Hybrid Instruments, as an amendment of FASB Statements No. 133 and 140. SFAS No. 155 allows

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets. This Statement, which is an amendment to SFAS No. 140, will simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, SFAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. SFAS No. 156 also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability, requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable, and permits an entity with a separately recognized servicing asset or servicing liability to choose either of the amortization or fair value methods for subsequent measurement. The provisions of SFAS No. 156 are effective as of the beginning of the first fiscal year after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2004, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 03-1 (“EITF 03-1”), The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance is applicable to debt and equity securities that are within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and certain other investments. EITF 03-1 specifies that an impairment would be considered other than temporary unless: (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for the recovery of the fair value up to (or beyond) the cost of the investment, and (b) evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. EITF 03-1 cost method investment and disclosure provisions were effective for reporting periods ending after June 15, 2004. The measurement and recognition provisions relating to debt and equity securities have been delayed until the FASB issues additional guidance. The Company adopted cost method investment and disclosure provisions of EITF 03-1 on June 30, 2004. The adoption did not have a material impact on the consolidated financial statements, results of operations or liquidity of the Company.

In October 2003, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan that is acquired where it is probable, at acquisition, that a transferee will be unable to collect all contractually required payments receivable. SOP 03-3 requires the recognition, as accretable yield, of the excess of all cash flows expected at acquisition over the investor’s initial investment in the loan as interest income on a level-yield basis over the life of the loan. The amount by which the loan’s contractually required payments exceed the amount of its expected cash flows at acquisition may not be recognized as an adjustment to yield, a loss accrual, or a valuation allowance for credit risk. SOP 03-3 was effective for loans acquired in fiscal years beginning after December 31, 2004. The adoption of SOP 03-3 did not have a material impact on the Company’s consolidated financial statements.

In December 2004, FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R). SFAS No. 123R revised SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R covers a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statement (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. In April 2005, the Securities and Exchange Commission (the “SEC”) adopted a new rule that amended the compliance dates for SFAS No. 123R. The Company adopted SFAS No. 123R on July 1, 2005. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB No. 107”), Share-Based Payment, providing guidance on option valuation methods, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R and the disclosures in management’s discussion and analysis subsequent to the adoption. Management has determined that unless additional options are granted, there will be no impact on future earnings as a result of the adoption.

In December 2004, FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 were effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 improves the financial reporting because its requirements enhance the consistency of financial reporting between periods.

RECLASSIFICATION

Certain items previously reported have been reclassified to conform with the current reporting presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

[2] INVESTMENT SECURITIES

Investment securities held to maturity are comprised of the following:

	Face/Par	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
At March 31, 2006:

U.S. Government Agency Notes	$13,420	$13,418	$—	$242	$13,176

At June 30, 2005:

U.S. Government Agency Notes	$10,920	$10,918	$7	$80	$10,845

At June 30, 2004:

Corporate notes and commercial paper	$12,215	$12,210	$40	$67	$12,183

	Face/Par	Amortized Cost	Market Value
At March 31, 2006, the contractual maturities of the debt securities held to maturity are:
Due after one year through five years	$12,420	$12,420	$12,193
Due after ten years	1,000	998	983

	$13,420	$13,418	$13,176

Investment securities available for sale are comprised of the following:

	Face/Par	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
AT MARCH 31, 2006:
Municipal obligations	$8,045	$7,405	$310	$2	$7,713
Freddie Mac preferred stock	750	750	8	—	758
Fannie Mae stock	583	583	8	77	514
Freddie Mac stock	684	684	170	—	854
Corporate and U.S. Government Agency Notes	8,500	8,508	—	227	8,281
CRA Qualified Investment Fund	1,000	1,000	—	50	950
Other	220	220	—	11	209
Shay Financial Services ARM Fund	24,629	24,629	—	674	23,955

	$44,411	$43,779	$496	$1,041	$43,234

AT JUNE 30, 2005:
Municipal obligations	$8,315	$7,628	$575	$—	$8,203
Freddie Mac preferred stock	750	750	18	—	768
Fannie Mae stock	583	583	43	42	584
Freddie Mac stock	684	684	229	—	913
Corporate and U.S. Government Agency Notes	10,450	10,459	—	68	10,391
CRA Qualified Investment Fund	1,000	1,000	—	10	990
Other	220	220	—	5	215
Shay Financial Services ARM Fund	23,931	23,931	—	456	23,475

	$45,933	$45,255	$865	$581	$45,539

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

	Face/Par	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
AT JUNE 30, 2004:
Municipal obligations	$11,055	$10,308	$433	$80	$10,661
Freddie Mac preferred stock	750	750	17	2	765
Fannie Mae stock	583	583	131	—	714
Freddie Mac stock	684	684	202	—	886
Corporate and U.S. Government Agency Notes	10,500	10,517	21	55	10,483
CRA Qualified Investment Fund	1,000	1,000	—	36	964
Other	220	220	—	8	212
Shay Financial Services ARM Fund	23,274	23,274	—	290	22,984

	$48,066	$47,336	$804	$465	$47,669

	Face/Par	Amortized Cost	Market Value
At March 31, 2006, the contractual maturities of debt securities available for sale are:
Due after one year through five years	$5,000	$5,000	$4,892
Due after five years through ten years	3,050	2,429	2,513
Due after ten years	8,495	8,484	8,589

	$16,545	$15,913	$15,994

The Fannie Mae common stock, Freddie Mac preferred and common stock, Community Reinvestment Act (CRA) Qualified Investment Fund and Shay Financial Services ARM Fund have no stated maturity.

Proceeds from the sale of investment securities available for sale during the nine months ended March 31, 2006 and the fiscal years ended June 30, 2005, 2004 and 2003 were $0, $582, $2,272 and $0, respectively.

Gross gains of $0, $15, $63 and $0 were realized on these sales during the nine months ended March 31, 2006 and the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

There were no realized losses during the nine months ended March 31, 2006 or the fiscal years ended June 30, 2005, 2004 or 2003.

The following table shows the market value and gross unrealized losses on investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2006:

	Less than 12 months		12 months or more		Total
	Market value	Gross unrealized losses	Market value	Gross unrealized losses	Market value	Gross unrealized losses
Municipal obligations	$257	$2	$—	$—	$257	$2
U.S. Government Agencies	8,299	99	12,707	313	21,006	412
Corporate notes	—	—	452	57	452	57
Equity securities	—	—	25,370	812	25,370	812

Total temporarily impaired securities	$8,556	$101	$38,529	$1,182	$47,085	$1,283

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

The decline in the market value of securities primarily resulted from interest rate fluctuations. The Company has the ability and intent to hold these securities until the market value recovers or maturity (to the extent such securities have maturity dates) and the Company believes the collection of the contractual principal and interest is probable. Based on this, the Company considers all of the unrealized losses to be temporary impairment losses. There are 22 positions that are temporarily impaired at March 31, 2006. The aggregate carrying amount of those investments at March 31, 2006 was $48,368.

[3] MORTGAGE-BACKED SECURITIES

Mortgage-backed securities available for sale are comprised of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
AT MARCH 31, 2006:
Government National Mortgage Association (GNMA)	$546	$4	$15	$535
Fannie Mae	5,827	9	120	5,716
Freddie Mac	1,680	2	43	1,639
Freddie Mac REMIC	147	—	2	145
Fannie Mae REMIC	1,659	—	33	1,626

	$9,859	$15	$213	$9,661

AT JUNE 30, 2005:
GNMA	$823	$13	$13	$823
Fannie Mae	7,462	24	65	7,421
Freddie Mac	2,074	9	23	2,060
Freddie Mac REMIC	721	2	5	718
Fannie Mae REMIC	1,939	41	—	1,980

	$13,019	$89	$106	$13,002

AT JUNE 30, 2004:
GNMA	$1,390	$25	$21	$1,394
Fannie Mae	10,288	53	86	10,255
Freddie Mac	2,673	15	16	2,672
Freddie Mac REMIC	2,308	12	11	2,309
Fannie Mae REMIC	4,373	35	14	4,394

	$21,032	$140	$148	$21,024

Prepayments may shorten the lives of these mortgage-backed securities.

Proceeds from the sale of mortgage-backed securities available for sale during the nine months ended March 31, 2006 and the fiscal years ended June 30, 2005, 2004 and 2003 were $0, $0, $1,457 and $963, respectively.

Gross gains of $0, $0, $7 and $4 were realized on these sales during the nine months ended March 31, 2006 and the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Gross losses of $0, $0, $35 and $0 were realized on these sales during the nine months ended March 31, 2006 and the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

The following table shows the market value and gross unrealized losses on mortgage-backed securities and the length of time that the securities have been in a continuous unrealized loss position at March 31, 2006:

	Less than 12 months		12 months or more		Total
	Market value	Gross unrealized losses	Market value	Gross unrealized losses	Market value	Gross unrealized losses
GNMA	$69	$—	$369	$15	$438	$15
Fannie Mae	2,088	16	3,311	104	5,399	120
Freddie Mac	128	2	1233	41	1,361	43
Freddie Mac REMIC	1,626	33	113	2	1,739	35

Total temporarily impaired securities	$3,911	$51	$5,026	$162	$8,937	$213

The decline in the fair value of securities primarily resulted from interest rate fluctuations. The Company has the ability and intent to hold these securities until the market value recovers or maturity and the Company believes the collection of the contractual principal and interest is probable. Based on this, the Company considers all of the unrealized losses to be temporary impairment losses. There are 30 positions that are temporarily impaired at March 31, 2006. The aggregate carrying amount of those investments at March 31, 2006 was $8,724.

[4] LOANS RECEIVABLE

Loans receivable is comprised of the following (excluding loans held for sale):

	March 31, 2006	June 30,
		2005	2004
First mortgage loans:
Conventional:
1 to 4 family dwellings	$169,518	$165,844	$125,304
Multi-family dwellings	1,373	1,462	1,616
Commercial	3,575	4,437	6,322

	174,466	171,743	133,242
Construction and development loans	4,577	5,095	5,247

	179,043	176,838	138,489
Less: Loans in process	(1,741)	(3,290)	(3,459)
Plus: Deferred loan costs	772	684	317

	178,074	174,232	135,347

Commercial and other loans	927	665	1,475
Consumer loans:
Loans secured by savings accounts	95	155	285
Installment loans	37,686	36,483	38,010

	38,708	37,303	39,770
Plus: Deferred loan costs	205	203	206

	38,913	37,506	39,976

	216,987	211,738	175,323
Less: Allowance for loan losses	(2,000)	(1,989)	(2,032)

	$214,987	$209,749	$173,291

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

Outstanding commitments to originate loans:

	March 31, 2006	June 30,
		2005	2004
First mortgage loans:
Fixed rates (6.75%, 5.25% to 6.88% and 5.25% to 6.50%)	$290	$1,258	$1,740
Variable rates (5.00% to 5.63%, 4.75% to 6.25% and 3.75% to 5.00%)	4,047	641	6,741

	4,337	1,899	8,481
Other loans—fixed rates	763	601	905
Unused lines of credit	3,548	4,088	4,424

	$8,648	$6,588	$13,810

The Company’s customers have unused lines of credit as follows: secured (home equity), builder lines of credit and all other lines of credit. The amount available at March 31, 2006 for each type was $2,871, $0, and $677, respectively. The amount available at June 30, 2005 for each type was $3,364, $0 and $724, respectively. The amount available at June 30, 2004 for each type was $3,606, $153 and $665, respectively. The interest rate for each loan is based on the prevailing market conditions at the time of funding.

The Company issues standby letters of credit in the normal course of business. Letters of credit are issued for a one-year period. The Company would be required to perform under the standby letters of credit when drawn upon by the guaranteed, in the case of nonperformance by the Company’s customer. At March 31, 2006, the maximum potential amount of future payments the Company could be required to make under these guarantees is $49 of which 100% is fully collateralized. Currently, the Company has not recognized a liability for the outstanding obligations, as the amount of the liability is insignificant. There are no recourse provisions that would enable the Company to recover any amounts from third parties.

The Company serviced loans for others of $163, $36, $148 and $183 at March 31, 2006, June 30, 2005, June 30, 2004 and June 30, 2003, respectively. These loans serviced for others are not assets of the Company and are appropriately excluded from the Company’s financial statements. Fidelity bond and errors and omission insurance coverage is maintained with respect to these loans.

At June 30, 2005, 89.4% of the Company’s net mortgage loan portfolio was secured by properties located in Pennsylvania. The Company does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

[5] ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

Balance at June 30, 2002	$1,803
Provision for losses	12
Charge-offs	(30)
Recoveries	12
Allowance on loans acquired from Stanton Federal Savings Bank	209

Balance at June 30, 2003	2,006
Provision for losses	12
Charge-offs	(30)
Recoveries	44

Balance at June 30, 2004	2,032
Provision for losses	9
Charge-offs	(67)
Recoveries	15

Balance at June 30, 2005	$1,989
Provision for losses	—
Charge-offs	(6)
Recoveries	17

Balance at March 31, 2006	$2,000

Management believes that the allowance for loan losses is adequate at March 31, 2006 to absorb all known and inherent losses in the Company’s loan portfolio at such date. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

At March 31, 2006 and June 30, 2005, 2004 and 2003, there were no loans that are considered to be impaired under SFAS 114.

Non-accrual loans at March 31, 2006 and June 30, 2005, 2004 and 2003 were approximately $669, $970, $2,156 and $956, respectively. The foregone interest on these loans for the nine months ended March 31, 2006 and the fiscal years ended June 30, 2005, 2004 and 2003 was approximately $19, $54, $105 and $33, respectively. The amount of interest income on such loans actually included in income in the nine months ended March 31, 2006 and fiscal 2005, 2004 and 2003 was $18, $13, $63 and $39, respectively. There were no commitments to lend additional funds to borrowers whose loans were in non-accrual status.

[6] FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank (“FHLB”) System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount equal to 5% of its outstanding advances, if any, and 0.5% of its unused borrowing capacity with the FHLB. The calculation of the required stock investment may be performed or changed at anytime by the FHLB.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

[7] OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are summarized by major classifications as follows:

	March 31, 2006	June 30,
		2005	2004
Land and land improvements	$592	$592	$592
Office buildings and improvements	3,262	3,206	3,069
Furniture, fixtures and equipment	2,477	2,440	2,262

Total, at cost	6,331	6,238	5,923
Less accumulated depreciation	(4,163)	(3,961)	(3,680)

	$2,168	$2,277	$2,243

Depreciation expense for the nine months ended March 31, 2006 and the fiscal years ended June 30, 2005, 2004 and 2003 was $201, $281, $275 and $258, respectively.

[8] SAVINGS DEPOSITS

Savings deposit balances and interest rates are summarized as follows:

	Interest Rate At March 31, 2006	Weighted Average Interest Rate At			Balance At
		March 31, 2006	June 30,		March 31, 2006	June 30,
			2005	2004		2005	2004
Demand and savings accounts:
Passbook and club accounts	0 to 0.20%	0.20%	0.20%	0.20%	$41,104	$44,749	$46,790
Money market deposit accounts	0 to 0.65	0.55	0.55	0.55	17,723	18,406	19,527
Interest-bearing checking accounts	0 to 0.10	0.1	0.1	0.1	20,840	22,198	23,390
Noninterest-bearing checking accounts	0				18,582	17,065	15,272

					98,249	102,418	104,979

Time deposits:	0.75 to 0.99				—	—	1,161
	1.00 to 1.99				3,190	13,378	42,490
	2.00 to 2.99				22,107	43,522	25,717
	3.00 to 3.99				48,833	50,679	29,881
	4.00 to 4.99				65,139	21,066	18,890
	5.00 to 5.99				17,131	18,395	16,114
	6.00 to 6.99				3,317	4,614	6,158
	7.00 to 7.99				844	819	789

		3.94	3.46	3.10	160,561	152,473	141,200

		2.52%	2.15%	1.87%	$258,810	$254,891	$246,179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

At March 31, 2006 and June 30, 2005 and 2004, time deposits with balances in excess of $100 amounted to $18.5 million, $18.2 million and $15.3 million, respectively.

The contractual maturity of time deposits is as follows:

	March 31, 2006	June 30,
		2005	2004
Under 12 months	$81,858	$65,944	$62,710
12 months to 24 months	37,084	40,605	23,939
24 months to 36 months	13,216	12,232	23,074
36 months to 48 months	7,582	4,703	4,504
48 months to 60 months	1,516	6,506	4,741
Over 60 months	19,305	22,483	22,232

	$160,561	$152,473	$141,200

Interest expense by deposit category is as follows:

	Nine Months Ended March 31, 2006	Fiscal Year Ended June 30,
		2005	2004	2003
Passbook and club accounts	$63	$89	$119	$135
Money market deposit accounts	76	104	127	182
Interest-bearing checking accounts	16	23	24	44
Time deposits	4,233	4,804	4,574	5,997

	$4,388	$5,020	$4,844	$6,358

[9] FEDERAL HOME LOAN BANK ADVANCES

FHLB advances are summarized as follows:

	Interest Rate	March 31, 2006	June 30,
Due date			2005	2004
February 20, 2008	5.48%	$3,000	$3,000	$3,000
December 18, 2008	5.15	3,000	3,000	3,000
June 30, 2010	6.18	10,500	10,500	10,500
December 1, 2010	5.64	5,000	5,000	5,000
November 13, 2015	6.51	97	102	109

		$21,597	$21,602	$21,609

Under a blanket collateral pledge agreement, the Bank has pledged as collateral for advances from the FHLB of Pittsburgh certain qualifying collateral, such as mortgage-backed securities and loans, with weighted collateral values determined by the FHLB of Pittsburgh equal to at least the unpaid amount of outstanding advances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

The Bank has an available line of credit with the FHLB of Pittsburgh equal to its maximum borrowing capacity less any outstanding advances. As of March 31, 2006, this credit line was approximately $165 million. There are no commitment fees associated with this line of credit. When used, interest is charged at the FHLB’s posted rates, which change daily, and the loan can be repaid at any time. The Bank has yet to use this credit line and has no plans to do so in the immediate future.

[10] INCOME TAXES

Total income tax expense consisted of:

	March 31, 2006	June 30,
		2005	2004	2003
Current:
Federal	$534	$612	$433	$885
State	119	183	108	204

	653	795	541	1,089

Deferred:
Federal	(82)	(58)	55	36

	$571	$737	$596	$1,125

Total income tax provision was allocated as follows:

	March 31, 2006	June 30,
		2005	2004	2003
Income	$571	$737	$596	$1,125
Stockholders’ equity:
Accumulated other comprehensive (loss) income	(344)	(22)	(329)	116

	$227	$715	$267	$1,241

A reconciliation from the expected statutory income tax rate to the actual effective tax rate expressed as a percentage of pre-tax income is as follows:

	March 31, 2006	June 30,
		2005	2004	2003
Expected federal tax rate	34.0%	34.0%	34.0%	34.0%
State taxes, net of federal tax benefit	4.0	4.3	3.1	3.7
Cash surrender value of life insurance	(2.8)	(2.5)	(3.8)	—
Other, net	(2.5)	(4.7)	(0.9)	(0.0)
Tax exempt income, net	(4.0)	(3.4)	(6.3)	(6.9)

	28.7%	26.5%	26.1%	30.8%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities and the related valuation allowances are as follows:

	March 31, 2006	June 30,
		2005	2004
DEFERRED TAX ASSETS:
Loan loss reserve	$680	$676	$691
Net operating loss carryforward	61	162	306
Deferred Compensation	347	264	211
Investment Securities	253
Other	50	36	6

Gross deferred tax assets	1,391	1,138	1,214
Valuation allowance	—	—	—

Net deferred tax asset	1,391	1,138	1,214

DEFERRED TAX LIABILITIES:
Property, plant and equipment	(48)	(70)	(69)
Prepaid expense	(99)	(63)	(74)
Investment securities	—	(90)	(112)
Purchase Accounting	(300)	(326)	(466)
Other	(21)	(91)	(75)

Gross deferred tax liability	(468)	(640)	(796)

Net deferred tax asset	$923	$498	$418

The Company has determined that no valuation reserve is necessary for any deferred tax asset since it is more likely than not that the deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing differences and to a lesser extent, through future taxable income. SFAS No. 109 treats tax basis bad debt reserves established after 1987 as temporary differences on which deferred income taxes have been provided. Deferred taxes are not required to be provided on tax bad debt reserves recorded in 1987 and prior years (base year bad debt reserves). Approximately $2.6 million of the balances in retained earnings at March 31, 2006 represent base year bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. Should amounts previously claimed as bad debt deduction be used for any purpose other than to absorb bad debts (which is not anticipated), tax liabilities will be incurred at the rate then in effect.

The net operating loss carryforward of $178 expires in 2022. This net operating loss was generated by Stanton Federal Savings Bank in its final tax return. The deferred tax asset relating to the net operating loss carryforward was recorded as part of the purchase price allocation of the acquisition of SFSB Holding Company and Stanton Federal Savings Bank during fiscal 2003.

[11] STOCKHOLDERS’ EQUITY

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

discretionary—actions by regulators, that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of March 31, 2006, the Bank met all capital adequacy requirements to which it is subject.

As of March 31, 2006, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

The following table sets forth certain information concerning the Bank’s regulatory capital at March 31, 2006, June 30, 2005 and June 30, 2004.

	March 31, 2006			June 30, 2005			June 30, 2004
	Tier I Core Capital	Tier I Risk- Based Capital	Tier II Risk- Based Capital	Tier I Core Capital	Tier I Risk- Based Capital	Tier II Risk- Based Capital	Tier I Core Capital	Tier I Risk- Based Capital	Tier II Risk- Based Capital
Equity capital (1)	$24,114	$24,114	$24,114	$24,159	$24,159	$24,159	$23,170	$23,170	$23,170
Plus general valuation allowances (2)			2,000			1,970			1,853
Plus allowable unrealized gains			—			—			6

Total regulatory capital	24,114	24,114	26,114	24,159	24,159	26,129	23,170	23,170	25,029
Minimum required capital	12,330	6,526	13,051	12,215	6,302	12,605	11,938	5,930	11,861

Excess regulatory capital	$11,784	$17,588	$13,063	$11,944	$17,857	$13,524	$11,232	$17,240	$13,169

Minimum required capital to be well capitalized under Prompt Corrective Action Provisions	$15,413	$9,789	$16,314	$15,269	$9,452	$15,754	$14,922	$8,885	$14,808

Regulatory capital as a percentage (3)	7.82%	14.78%	16.01	7.91%	15.34%	16.59%	7.76%	15.65%	16.90%
Minimum required capital percentage	4.00	4.00	8.00	4.00	4.00	8.00	4.00	4.00	8.00

Excess regulatory capital percentage	3.82%	10.78%	8.01	3.91%	11.34%	8.59%	3.76%	11.65%	8.90%

Minimum required capital percentage to be well capitalized under Prompt Corrective Action Provisions	5.00%	6.00%	10.00	5.00%	6.00%	10.00%	5.00%	6.00%	10.00%

(1)	Represents equity capital of the Bank as reported to the Federal Financial Institutions Examination Council on Form 041 for the quarters ended March 31, 2006, June 30, 2005 and June 30, 2004.
(2)	Limited to 1.25% of risk-weighted assets.
(3)	Tier I capital is calculated as a percentage of adjusted total average assets of $308,252, $305,382 and $298,438 at March 31, 2006, June 30, 2005 and June 30, 2004, respectively.

Tier I and Tier II risk-based capital are calculated as a percentage of adjusted risk-weighted assets of $163,144, $157,542 and $148,079 at March 31, 2006, June 30, 2005 and June 30, 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

[12] EMPLOYEE BENEFIT PLANS

The Bank sponsors a defined contribution plan in which substantially all employees participate. The plan requires employer contributions of five percent of total compensation of each participant. Employees are also permitted to make contributions. Total plan expense was $81 for the nine months ended March 31, 2006 and $98, $82 and $78 for the fiscal years ended June 30, 2005, 2004, and 2003, respectively.

The Bank sponsors a nonqualified deferred compensation plan for key officers of the Bank. This plan is structured as a “rabbi trust.” The amount of compensation to be deferred under the plan is determined each year by the officers.

The Bank sponsors a Supplemental Executive Retirement Plan (“SERP”) and a Trustee Deferred Compensation/Retirement Plan (“TDCRP”) to provide certain additional retirement benefits to participating executive officers and trustees. These plans did not include any provisions for previous service provided by the participating executive officers and trustees.

During the nine months ended March 31, 2006 and the fiscal years ended June 30, 2005 and 2004, the Company had service costs and interest costs related to the SERP and TDCRP of $88, $114 and $5 and $7, $5 and $1, respectively. The plans were implemented in fiscal 2004. Thus, there was no expense in fiscal 2003.

[13] STOCK COMPENSATION PROGRAMS

In fiscal 1988, the Company adopted an Employee Stock Compensation Program (“1998 Program”) under which shares of common stock could be issued. Under the 1988 Program, each eligible participant may be granted options to purchase common stock at an amount equal to or less than the fair market value of the shares at the time of the grant of the option. There are no remaining shares available to be granted under the terms of the 1998 Program.

In fiscal 1994, the Company adopted the 1993 Key Employee Stock Compensation Program (“1993 Employee Program”) and the 1993 Directors’ Stock Option Plan (“1993 Directors Plan”). Under the 1993 Employee Program, each eligible participant may be granted options to purchase common stock at an amount equal to or less than the fair market value of the shares at the time of the grant of the options. At March 31, 2006, there were no remaining shares available to be granted under the terms of the 1993 Employee Program. Under the 1993 Directors’ Plan, each person who served as a non-employee director of the Company was granted from 1993 through 1999 the option to purchase 9,136 shares of common stock exercisable at a price equal to the fair market value on the date of the grant. There are no remaining shares available to be granted under the terms of the 1993 Directors’ Plan.

In fiscal 1997, the Company adopted the 1996 Key Employee Stock Compensation Program (“1996 Employee Program”) and the 1996 Directors’ Stock Option Plan (“1996 Directors’ Plan”). Under the 1996 Employee Program, each eligible participant may be granted options to purchase common stock at an amount equal to or less than the fair market value of the shares at the time of the grant of the options. During fiscal 1999, options to purchase 52,500 shares of common stock were granted to key employees at a price equal to the fair market value on the date of the grant. Such stock options vested over four years at the rate of 25% per year. At March 31, 2006, there were 35,511 remaining shares available to be granted as determined by the administrators of the 1996 Employee Program. Under the 1996 Directors’ Plan, each person who served as a non-employee director of the Company immediately following the adjournment of the 1996 annual meeting of stockholders was

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

granted as of such date an option to purchase 4,722 shares of common stock exercisable at a price equal to the fair market value on the date of the grant. All of the 28,332 options granted under the 1996 Directors’ Plan have vested and are exercisable. There are no remaining shares available to be granted under the terms of the 1996 Directors’ Plan.

In fiscal 2001, the Company adopted the 2000 Stock Compensation Program (“2000 Program”). Under the 2000 Program, each eligible participant may be granted options to purchase common stock at an amount equal to at least the fair market value of the shares at the time of the grant of the options. During fiscal 2001, each person who served as a non-employee director of the Company immediately following the adjournment of the 2000 annual meeting of stockholders was granted as of such date an option to purchase 3,953 shares of common stock exercisable at a price equal to the fair market value on the date of the grant. At March 31, 2006, there were 71,161 remaining shares available to be granted as determined by the administrators of the 2000 Program.

Each option granted under all six stock option plans will expire no later than 10 years from the date on which the option was or is granted. For the periods presented, options granted for all plans were granted at the fair market value of the common stock at the date of the grant.

	1988 Program	Average Exercise Price	1993 Employee Program	Average Exercise Price	1993 Director Plan	Average Exercise Price	1996 Employee Program	Average Exercise Price	1996 Director Plan	Average Exercise Price	2000 Program	Average Exercise Price
June 30, 2002	19,982	$7.96	96,781	$9.55	46,236	$13.27	48,500	$15.75	28,332	$10.59	23,718	$14.00
Granted	—	—	—	—	—	—	—	—	—	—	—	—
Exercised	(3,130)	7.62	(2,500)	8.44	(6,875)	7.66	(5,000)	15.75	—	—	—	—
Forfeited	—	—	—	—	—	—	—	—	—	—	—	—

June 30, 2003	16,852	$8.02	94,281	$9.58	39,361	$14.25	43,500	$15.75	28,332	$10.59	23,718	$14.00
Granted	—	—	—	—	—	—	—	—	—	—	—	—
Exercised	(15,072)	7.84	(54,069)	8.78	(7,381)	13.58	(5,000)	15.75	(4,722)	10.59	(3,953)	14.00
Forfeited	(768)	—	—	—	—	—	—	—	—	—	—	—

June 30, 2004	1,012	$11.00	40,212	$10.66	31,980	$14.41	38,500	$15.75	23,610	$10.59	19,765	$14.00
Granted	—	—	—	—	—	—	—	—	—	—	—	—
Exercised	(450)	11.00	(275)	10.92	(7,375)	9.60	—	—	(6,296)	10.59	—	—
Forfeited	—	—	—	—	—	—	—	—	—	—	—	—

June 30, 2005	562	$11.00	39,937	$10.66	24,605	$15.85	38,500	$15.75	17,314	$10.59	19,765	$14.00

Granted	—	—	—	—	—	—	—	—	—	—	—	—

Exercised	(562)	11.00	(39,937)	10.66	(7,731)	13.96	—	—	(4,722)	10.59	(3,953)	$14.00

Forfeited	—	—	—	—	—	—	—	—	—	—	—	—

March 31, 2006	—	$—	—	$—	16,874	$16.71	38,500	$15.75	12,592	$10.59	15,812	$14.00

Actual contractual life remaining in years	—		—		2.2		3.2		0.7		4.6
Option price per share	$—	$ —		$ 10.59 - $19.50			$15.75		$10.59		$14.00
Options available to be granted at June 30, 2004	—		—		—		35,511		—		71,161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

There were no options granted during the nine months ended March 31, 2006 or the fiscal years ended June 30, 2005, 2004 or 2003.

At March 31, 2006, 83,778 shares were immediately exercisable at average prices of $14.84. At June 30, 2005, 2004 and 2003, 140,683, 155,079 and 246,044 shares were immediately exercisable at average prices of $13.42, $13.11 and $11.86, respectively.

[14] SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Month Periods Ended
	September 30	December 31	March 31
2005/2006
Interest income	$3,565	$3,614	$3,672
Interest expense	1,711	1,780	1,853

Net interest income before provision for loan losses	1,854	1,834	1,819
Provision for loan losses	—	—	—
Other income	343	321	316
Operating expenses	1,507	1,507	1,486

Income before income taxes	690	648	649
Provision for income taxes	200	186	185

Net income	$490	$462	$464

Earnings per share:
Basic	$0.25	$0.23	$0.23
Diluted	$0.25	$0.23	$0.23

Dividends per share	$0.20	$0.20	$0.20

	Three Month Periods Ended
	September 30	December 31	March 31	June 30
2004/2005
Interest income	$3,324	$3,424	$3,525	$3,489
Interest expense	1,516	1,563	1,578	1,637

Net interest income before provision for loan losses	1,808	1,861	1,947	1,852
Provision for loan losses	3	3	3	—
Other income	369	359	353	360
Operating expenses	1,472	1,549	1,533	1,560

Income before income taxes	702	668	764	652
Provision for income taxes	214	207	242	74

Net income	$488	$461	$522	$578

Earnings per share:
Basic	$0.25	$0.24	$0.27	$0.30
Diluted	$0.25	$0.23	$0.26	$0.29

Dividends per share	$0.20	$0.20	$0.20	$0.20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

	Three Month Periods Ended
	September 30	December 31	March 31	June 30
2003/2004
Interest income	$3,467	$3,168	$3,316	$3,115
Interest expense	1,700	1,532	1,471	1,427

Net interest income before provision for loan losses	1,767	1,636	1,845	1,688
Provision for loan losses	3	3	3	3
Other income	420	358	361	370
Operating expenses	1,510	1,583	1,577	1,480

Income before income taxes	674	408	626	575
Provision for income taxes	204	55	193	144

Net income	$470	$353	$433	$431

Earnings per share:
Basic	$0.25	$0.19	$0.23	$0.22
Diluted	$0.24	$0.18	$0.22	$0.22

Dividends per share	$0.20	$0.20	$0.20	$0.20

As a result of rounding, the sum of quarterly amounts may not equal the annual amounts.

[15] DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Statements of Financial Condition. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The carrying amounts reported in the Consolidated Statements of Financial Condition approximate fair value for the following financial instruments: cash, money market investments, interest-earning deposits with other institutions, investment securities and mortgage-backed securities available for sale, FHLB stock and all deposits except time deposits.

At March 31, 2006, the carrying value of investment securities exceeded the fair value by approximately $242. At June 30, 2005, the carrying value of investment securities exceeded the fair value by approximately $73. At June 30, 2004, the carrying value of investment securities exceeded the fair value by approximately $27. Estimated fair values are based on quoted market prices, dealer quotes, and prices obtained from independent pricing services. Refer to Notes 2 and 3 herein for the detail on breakdowns by type of investment securities.

The carrying value of loans and loans held for sale exceeded the fair value by approximately $1,104 at March 31, 2006. The fair value of loans and loans held for sale exceeded the carrying value by approximately $2,383 and $2,659 at June 30, 2005 and 2004, respectively. Loans with comparable characteristics including collateral and repricing structures were segregated for valuation purposes. Each loan pool was separately valued utilizing a discounted cash flow analysis. Projected monthly cash flows were discounted to present value using a market rate for comparable loans. Characteristics of comparable loans included remaining term, coupon interest and estimated prepayment speeds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

The carrying amounts and estimated fair values of deposits are as follows:

	At March 31, 2006		At June 30, 2005		At June 30, 2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Non-interest-bearing:
Demand accounts	$18,582	$18,582	$17,065	$17,065	$15,272	$15,272
Interest-bearing:
Now and MMDA accounts	38,563	38,563	40,604	40,604	42,917	42,917
Passbook accounts	41,104	41,104	44,749	44,749	46,790	46,790
Time deposits	160,561	157,552	152,473	152,129	141,200	140,434

Total Deposits	$258,810	$255,801	$254,891	$254,547	$246,179	$245,413

The fair value estimates above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair values for time deposits are estimated using a discounted cash flow calculation that applies contractual cost currently being paid in the existing portfolio to current market rates being offered locally for deposits of similar remaining maturities. The mark-to-market valuation adjustment for the time deposit portfolio consists of the present value of the difference of these two cash flows, discounted at the assumed market rate of the corresponding maturity.

The carrying amounts and estimated fair values of borrowed funds are as follows:

	At March 31, 2006		At June 30, 2005		At June 30, 2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Borrowed funds:
FHLB advances	$21,597	$22,107	$21,602	$23,225	$21,609	$23,495

The fair value of borrowed funds is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for advances of similar remaining maturities.

There is no material difference between the carrying value and the estimated fair value of the Company’s off-balance sheet items which totaled $8.6 million, $6.6 million and $13.8 million at March 31, 2006, June 30, 2005 and June 30, 2004, respectively, and are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

[16] LAUREL CAPITAL GROUP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

	March 31, 2006	June 30,
		2005	2004
STATEMENT OF FINANCIAL CONDITION
ASSETS
Cash	$930	$277	$556
Money market investments	—	—	8
Prepaid income tax	135	122	—
Other assets	13	9	8
Investment in Laurel Savings Bank	26,839	27,428	26,564

Total assets	$27,917	$27,836	$27,136

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities	$94	$32	$11
Stockholder’s equity	27,823	27,804	27,125

Total liabilities and stockholder’s equity	$27,917	$27,836	$27,136

	For the nine months ended March 31, 2006	For the year ended June 30,
		2005	2004	2003
STATEMENT OF OPERATIONS
Dividends from subsidiary	$1,400	$1,300	$1,800	$1,716
Equity in undistributed income of Laurel Savings Bank	99	907	(1)	910

	1,499	2,207	1,799	2,626

Operating expenses	119	164	162	133

Income before income tax benefit	1,380	2,043	1,637	2,493
Income tax benefit	(37)	(6)	(50)	(41)

Net income	$1,417	$2,049	$1,687	$2,534

	For the nine months ended March 31, 2006	For the year ended June 30,
		2005	2004	2003
STATEMENT OF CASH FLOWS
Net income	$1,416	$2,049	$1,687	$2,534
Undistributed income of Laurel Savings Bank	(99)	(907)	1	(910)
Adjustments to reconcile net income to net cash provided by operating activities:
Other—net	44	(101)	(239)	284

Net cash provided by operating activities	1,361	1,041	1,449	1,908

Financing activities:
Acquisition of treasury stock	—	—	(686)	(395)
Stock options exercised	484	223	678	176
Dividends paid	(1,192)	(1,551)	(1,515)	(1,429)

Net cash used by financing activities	(708)	(1,328)	(1,523)	(1,648)

Net change in cash and cash equivalents	653	(287)	(74)	260
Cash and cash equivalents at the beginning of the year	277	564	638	378

Cash and cash equivalents at the end of the period	$930	$277	$564	$638

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

[17] CONTINGENT LIABILITIES

The Company is subject to a number of asserted and unasserted potential claims in the normal course of business. In the opinion of management, after consultation with legal counsel, the resolution of these claims will not have a material adverse effect on the Company’s financial position, liquidity or results of operation.

[18] ACQUISITION—SFSB HOLDING COMPANY

On March 28, 2003, the Company completed the acquisition of SFSB Holding Company and Stanton Federal Savings Bank. The results of operations for the acquired entities have been included in the consolidated financial statements since that date. SFSB Holding Company was the holding company for Stanton Federal Savings Bank, a federally chartered savings bank founded in 1890. As a result of the acquisition, the Company increased market share in its market area. Additionally, the Company was able to reduce and eliminate certain costs identified through the acquisition process.

Under the terms of the agreement, SFSB Holding Company shareholders received $19.05 in cash for each share of SFSB Holding Company common stock, or approximately $9.2 million.

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” With regard to the transaction, the Company acquired loans with a fair value of approximately $24.6 million, investment and mortgage-backed securities with a fair value of approximately $14.5 million, deposits with a fair value of approximately $41.2 million and a Federal Home Loan Bank advance with a fair value of approximately $3.1 million. Goodwill and core deposit intangibles arising from the transaction were approximately $2.2 million and $2.0 million, respectively. The estimated useful life for the amortization of the core deposit intangible is 10 years.

The following summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition.

March 31, 2003
Cash and cash equivalents	$9,083
Interest earning assets	39,081
Property and equipment	805
Intangible assets	2,006
Goodwill	2,158
Other assets	1,576

Total assets acquired	54,709

Interest bearing deposits	37,707
Non-interest bearing deposits	3,505
Short-term debt	3,097
Other non-interest bearing liabilities	1,070

Total liabilities assumed	45,379

Net assets acquired	$9,330

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

The following table summarizes unaudited pro forma financial information for fiscal year 2003 assuming the acquisition occurred at the beginning of the year presented. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have existed had the acquisition occurred at the beginning of the year and it is not necessarily indicative of future results. In addition, the following unaudited pro forma financial information has not been adjusted to reflect any operating efficiencies that may have been realized as a result of the acquisition.

Fiscal Year 2003
Net Interest Income	$8,571
Net Income	1,682
Earnings Per Share—Basic	0.89
Earnings Per Share—Diluted	0.85

[19] GOODWILL AND OTHER INTANGIBLE ASSETS

The following table provides information for intangible assets subject to amortization for the periods indicated:

	March 31, 2006	June 30,
		2005	2004
Amortized intangible assets:
Core deposit intangible—gross	$2,006	$2,006	$2,006
Less: accumulated amortization	(1,062)	(836)	(495)

Core deposit intangible—net	$944	$1,170	$1,511

The following information shows the actual amortization expense for the current period and the estimated amortization expense for each of the five succeeding fiscal years:

For the nine months ended 3/31/06	$226

For the fiscal year ended 6/30/06	$290

For the fiscal year ended 6/30/07	$243

For the fiscal year ended 6/30/08	$199

For the fiscal year ended 6/30/09	$158

For the fiscal year ended 6/30/10	$120

There was no goodwill acquired during the nine months ended March 31, 2006 or the fiscal years ended June 30, 2005 or 2004.

[20] ACQUISITION—FIRST COMMONWEALTH

On April 27, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Commonwealth Financial Corporation (“First Commonwealth”) pursuant to which the Company will merge with and into First Commonwealth (the “Merger”). Under the terms of the Agreement, stockholders of the Company will be entitled to receive $28.25 in cash, an equivalent value of First Commonwealth common stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands, except per share data/share amounts)

or a combination of cash and First Commonwealth stock in exchange for their shares of Company common stock, subject to proration to ensure that 70% of the aggregate merger consideration is paid in First Commonwealth common stock and 30% in cash.

The Company has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to operate its business in the ordinary course consistent with past practice during the period between execution of the Merger Agreement and the date of the completion of the Merger and to refrain from specified non-ordinary course activities during that period without the prior approval of First Commonwealth. The Company has generally agreed not to solicit, approve or recommend, or enter into discussions concerning, or provide confidential information in connection with, proposals relating to alternative business combination transactions, subject to applicable exceptions specified in the Merger Agreement. The Merger Agreement also provides for customary covenants providing for the parties to use reasonable best efforts to take actions necessary for the closing of the Merger, including obtaining necessary regulatory approvals.

The transaction is subject to a number of customary conditions, including receipt of all required regulatory approvals and the approval of the Company’s stockholders. The transaction is expected to be completed during the third quarter of calendar 2006.

The directors and executive officers of the Company, who beneficially own in the aggregate approximately 11.3% of the outstanding shares of common stock of the Company, have entered into voting agreements with First Commonwealth, pursuant to which the directors and executive officers have agreed to vote in favor of approval of the Agreement all of their shares of Company common stock which they are entitled to vote.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and between

FIRST COMMONWEALTH FINANCIAL CORPORATION

and

LAUREL CAPITAL GROUP, INC.

Dated as of April 27, 2006

ARTICLE 1 BASIC TRANSACTION		A-5
1.1	Merger	A-5
1.2	Effective Time	A-5
1.3	Conversion of Company Common Stock	A-5
1.4	Company Treasury Stock; Shares owned by Purchaser	A-5
1.5	Purchaser Common Stock	A-5
1.6	Fractional Shares	A-5
1.7	Anti-Dilution	A-5
1.8	Company Options	A-6
1.9	Election and Exchange Procedures	A-6
1.10	Withholding Rights	A-9
1.11	Dissenting Shares	A-10
1.12	Closing	A-10

ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF PURCHASER		A-10
2.1	Organization	A-10
2.2	Capitalization	A-11
2.3	Authority; No Violation	A-11
2.4	Approvals, Consents and Filings	A-12
2.5	Financial Statements; Reports; Books and Records	A-12
2.6	Absence of Changes	A-13
2.7	Brokers, Finders and Financial Advisors	A-13
2.8	Information to be Supplied	A-13
2.9	Undisclosed Liabilities	A-14
2.10	Representations and Warranties	A-14

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-14
3.1	Organization	A-14
3.2	Capitalization, Subsidiaries and Affiliates	A-14
3.3	Authority; No Violation	A-16
3.4	Approvals, Consents and Filings	A-16
3.5	Financial Statements; Reports; Books and Records	A-16
3.6	Undisclosed Liabilities	A-18
3.7	Tax Matters	A-18
3.8	Certain Contracts	A-19
3.9	Litigation and Proceedings	A-19
3.10	Tangible Properties	A-20
3.11	Intellectual Property	A-20
3.12	Insurance	A-21
3.13	Compliance with Applicable Laws	A-21
3.14	Absence of Changes; Operation in the Ordinary Course	A-21
3.15	Employee Benefit Plans	A-21
3.16	Employee Matters	A-23
3.17	Brokers, Finders and Financial Advisors; Fairness Opinion	A-23
3.18	Environmental Matters	A-24
3.19	Loans; Allowance for Loan Losses	A-24
3.20	Information to be Supplied	A-24
3.21	Related Party Transactions	A-24
3.22	Representations and Warranties	A-25

ARTICLE 4 COVENANTS RELATING TO CONDUCT OF BUSINESS		A-25
4.1	Covenants of the Company	A-25
4.2	Covenants of Purchaser	A-27

ARTICLE 5 ADDITIONAL COVENANTS		A-27
5.1	Regulatory Approvals	A-27
5.2	Registration Statement	A-28
5.3	Shareholders’ Meeting	A-28
5.4	Acquisition Proposals	A-28
5.5	Employees and Employee Benefits	A-29
5.6	Access	A-31
5.7	Subsequent Interim and Annual Financial Statements	A-31
5.8	NYSE	A-31
5.9	Accruals and Reserves	A-31
5.10	Affiliate Agreements	A-32
5.11	Coordination of Dividends	A-32
5.12	Section 16 Matters	A-32
5.13	Company Directors	A-32
5.14	Authorization and Execution of Bank Merger Agreement	A-32
5.15	Reasonable Efforts to Close	A-32
5.16	Indemnification	A-33
5.17	Insurance	A-33

ARTICLE 6 CONDITIONS TO CLOSING		A-33
6.1	Conditions to the Obligations of the Company	A-33
6.2	Conditions to the Obligations of Purchaser	A-34
6.3	Conditions to Obligations of All Parties	A-35

ARTICLE 7 TERMINATION		A-36
7.1	Termination	A-36
7.2	Effect of Termination	A-37
7.3	Termination Fee	A-37

ARTICLE 8 MISCELLANEOUS		A-37
8.1	Survival	A-37
8.2	Notices	A-37
8.3	Jurisdiction; Venue	A-38
8.4	Amendments and Supplements	A-38
8.5	Governing Law	A-38
8.6	Entire Agreement, Assignability, Etc.	A-38
8.7	Exclusivity of Representations	A-39
8.8	Counterparts	A-39
8.9	Publicity	A-39
8.10	Headings; Terms	A-39
8.11	Severability	A-39
8.12	Waivers	A-39
8.13	Payment of Expenses	A-39
8.14	Construction	A-39
8.15	Remedies Cumulative	A-39

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Voting Agreement
Exhibit C	Form of Affiliate Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into this 27th day of April, 2006, by and between First Commonwealth Financial Corporation, a Pennsylvania corporation (“Purchaser”), and Laurel Capital Group Inc., a Pennsylvania corporation (the “Company”).

Recitals

A. The respective Boards of Directors of Purchaser and the Company have determined that the merger of the Company with and into Purchaser (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, is advisable and in the best interests of their respective shareholders, and have approved and adopted this Agreement and the Merger, pursuant to which each outstanding share of the common stock, $0.01 par value, of the Company (“Company Common Stock”), will be converted, at the election of each Company shareholder, into cash or shares of the common stock, $1.00 par value, of Purchaser (“Purchaser Common Stock”). Purchaser will be the surviving corporation (the “Surviving Corporation”) following the Merger.

B. Immediately after the Effective Time, Purchaser will cause Laurel Savings Bank, a Pennsylvania-chartered stock savings bank and wholly owned subsidiary of the Company (“Laurel Savings”), to be merged (the “Bank Merger”) with and into First Commonwealth Bank, a Pennsylvania-chartered commercial bank and wholly owned subsidiary of Purchaser (“FCB”), pursuant to a merger agreement that will be entered into between FCB and Laurel Savings following the execution of this Agreement (the “Bank Merger Agreement”). FCB will be the surviving bank following the Bank Merger.

C. The Boards of Directors of Purchaser and the Company have approved this Agreement and the Merger in accordance with Pennsylvania law.

D. Under Pennsylvania law, the Merger must be approved by the shareholders of the Company. The Board of Directors of the Company has agreed to recommend, subject to certain exceptions, that the shareholders of the Company approve this Agreement and the Merger and the consummation of the transactions contemplated hereby upon the terms and subject to the conditions set forth herein.

E. Concurrently with the execution and delivery of this Agreement, and as an inducement to Purchaser’s willingness to enter into this Agreement, each director and executive officer of the Company has entered into an agreement with Purchaser in the form attached as Exhibit B pursuant to which, among other things, he or she agrees to vote in favor of approval of the transactions contemplated by this Agreement at the Special Meeting.

F. The parties intend that that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

Agreement

In consideration of the premises and the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree, intending to be legally bound, as follows (each capitalized term used in this Agreement will have the meaning assigned to such term in Exhibit A):

ARTICLE 1

BASIC TRANSACTION

1.1 Merger. At the Effective Time, the Company will be merged with and into Purchaser, pursuant to the terms and conditions set forth in this Agreement and pursuant to the Pennsylvania Business Corporation Law (“PBCL”). Upon consummation of the Merger, the separate corporate existence of the Company will cease and Purchaser will continue as the Surviving Corporation. The Articles of Incorporation and Bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation and Bylaws of the Surviving Corporation. The effects of the Merger will be as provided in Section 1929 of the PBCL.

1.2 Effective Time. As soon as practicable after each of the conditions set forth in Article 6 of this Agreement has been satisfied or waived, Purchaser and the Company will file Articles of Merger with the Department of State of the Commonwealth of Pennsylvania in the form required by and executed in accordance with the applicable provisions of the PBCL. The Merger will become effective upon filing the Articles of Merger with the Pennsylvania Department of State, or at such later time as Purchaser and the Company may mutually agree as specified in the Articles of Merger (the “Effective Time”).

1.3 Conversion of Company Common Stock. At the Effective Time:

(a) Subject to the allocation and proration procedures set forth in Section 1.9, and except as provided in Section 1.4, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive from Purchaser, at the election of the holder pursuant to Section 1.9, either:

(i) cash in an amount equal to $28.25 per share (the “Per Share Cash Consideration”);

(ii) a number of shares of Purchaser Common Stock equal to the Exchange Ratio; or

(iii) a combination thereof.

(b) The holders of certificates representing shares of Company Common Stock will cease to have any rights as shareholders of the Company, and each certificate representing shares of Company Common Stock will represent for all purposes only the right to receive the amount and type of consideration into which the shares of Company Common Stock represented thereby have been converted in the Merger.

(c) The stock transfer books of the Company will be closed and no transfer of shares of Company Common Stock will be made thereafter.

1.4 Company Treasury Stock; Shares owned by Purchaser. Notwithstanding any other provision of this Agreement, any shares of Company Common Stock issued immediately prior to the Effective Time which are then owned beneficially or of record (a) by the Company or any Company Subsidiary or (b) by Purchaser or any Purchaser Subsidiary, in each case, other than shares held in an agency or fiduciary capacity or as a result of debts previously contracted, will, by virtue of the Merger, be canceled at the Effective Time without payment of any consideration therefor and without any conversion thereof.

1.5 Purchaser Common Stock. The shares of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time will, on and after the Effective Time, remain issued and outstanding as the same number of shares of Purchaser Common Stock.

1.6 Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Purchaser Common Stock, and no certificates, scrip or other evidence of ownership of fractional shares of Purchaser Common Stock, will be issued in the Merger. In lieu of fractional shares, Purchaser will pay to each Company Shareholder who would otherwise be entitled to a fractional share an amount of cash determined by multiplying such fraction by the Per Share Cash Consideration.

1.7 Anti-Dilution. If Purchaser changes the number of shares of Purchaser Common Stock issued and outstanding prior to the Effective Time pursuant to a stock split, stock dividend, reorganization or recapitalization with respect to the outstanding Purchaser Common Stock and the effective date of such change will be prior to the Effective Time, then, for purposes of computing the Average Closing Price and the Exchange Ratio, the closing prices of the Purchaser Common Stock for all trading days prior to the effective date of such stock split, stock dividend or recapitalization will be proportionately adjusted.

1.8 Company Options. Immediately prior to the Effective Time, each unexercised option to purchase Company Common Stock granted under a Company Option Plan (a “Company Option”), whether vested or unvested, will be cancelled and each holder of a Company Option will be entitled to receive in exchange for such Company Option cash in an amount equal to the product of (i) the number of shares of Company Common Stock underlying such Company Option immediately prior to the Effective Time and (ii) the amount, if any, by which the Per Share Cash Consideration exceeds the exercise price per share of such Company Option, less any applicable withholding taxes. The Company shall make such cash payments to the holders of Company Options prior to or concurrently with the Effective Time. To the extent that consent from any holder of a Company Option is required under the terms of the applicable Company Option Plan in order to cancel such Company Option in accordance with this Section 1.8, the Company will use its reasonable best efforts to obtain such consent prior to the Effective Time.

1.9 Election and Exchange Procedures.

(a) Purchaser will designate its transfer agent (or another Person selected by Purchaser and reasonably acceptable to the Company) as its agent (the “Exchange Agent”) for the purpose of conducting the election procedure and the exchange procedure as described in this Section 1.9. The Company will promptly provide to the Exchange Agent all information reasonably necessary for the Exchange Agent to perform its obligations as specified in this Section 1.9.

(b) An election form and other appropriate and customary transmittal materials (which will specify that delivery will be effected and risk of loss of Company Common Stock certificates will pass only upon proper delivery of such certificates to the Exchange Agent) in such form as Purchaser may prescribe (the “Election Form”) will be mailed at least 25 days prior to the date of the Special Meeting or on such other date as the Company and Purchaser may mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the fifth business day prior to the mailing date (the “Election Form Record Date”). Purchaser will thereafter make available one or more copies of the Election Form as may be reasonably requested from time to time by all Persons who become Company Shareholders after the Election Form Record Date and prior to the Election Deadline (as defined below).

(c) The Election Form will permit each Company Shareholder (or beneficial owner through appropriate and customary documentation and instructions) to elect to receive either (i) shares of Purchaser Common Stock with respect to all of such holder’s shares of Company Common Stock, (ii) cash with respect to all of such holder’s shares of Company Common Stock, or (iii) shares of Purchaser Common Stock in exchange for a specified number of shares of Company Common Stock and cash in exchange for a specified number of shares of Company Common Stock. Shares of Company Common Stock with respect to which a Company Shareholder elects to receive Purchaser Common Stock are referred to as “Stock Election Shares.” Shares of Company Common Stock with respect to which a Company Shareholder elects to receive cash are referred to as “Cash Election Shares.” Any shares of Company Common Stock (other than shares which are cancelled without payment pursuant to Section 1.4 and Dissenting Shares which are dealt with in Section 1.11) (i) with respect to which the holder either fails to make an effective election to receive shares of Purchaser Common Stock or cash or revokes an effective election prior to the Effective Time or (ii) with respect to which a Company Shareholder exercises his or her rights to appraisal under the PBCL prior to the date of the Special Meeting and, as of such date, has failed to perfect or effectively withdrawn or lost such rights are referred to as “No-Election Shares.” Nominee record holders who hold Company Common Stock on behalf of multiple beneficial owners will indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares.

(d) Any election by a Company Shareholder to receive Purchaser Common Stock, cash or a combination thereof will be effective only if the Exchange Agent actually receives a signed and properly completed Election Form by 5:00 p.m., Eastern Time, on the last business day before the date of the Special Meeting (the “Election Deadline”); provided, that if all Regulatory Approvals have not been obtained and all statutory waiting periods related to such Regulatory Approves have not expired prior to such date, Purchaser will extend the Election Deadline until the third business day following the receipt of the final Regulatory Approval and the expiration of all statutory waiting periods related to such Regulatory Approvals required to consummate the transactions contemplated by this Agreement. If the Election Deadline is so extended, Purchaser will promptly issue a press release advising the Company Shareholders of the extension and, upon receipt of the final Regulatory Approval, will issue a press release advising the Company Shareholders of the revised Election Deadline. An Election Form will be properly completed only if all information called for by the Election Form is provided and (i) in the case of shares that are represented by certificates, only if accompanied by a certificate or certificates representing all shares of Company Common Stock covered thereby, and (ii) in the case of shares that are held in book-entry form (“Book-Entry Shares”), only upon compliance with the book-entry delivery procedures reasonably established by Purchaser and the Exchange Agent, in each case, subject to the provisions of subsection (h) of this Section 1.9. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice is actually received by the Exchange Agent at or prior to the Election Deadline. All elections will be revoked automatically if the Exchange Agent is notified in writing by Purchaser and the Company that this Agreement has been terminated and, in that event, the Exchange Agent will promptly return all Company Common Stock certificates and Book-Entry Shares received by it to the appropriate Company Shareholders. The Exchange Agent will have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

(e) Within five business days after the Election Deadline (unless the Effective Time has not occurred, in which case, within five business days after the Effective Time), the Exchange Agent will effect the allocation among Company Shareholders of rights to receive Purchaser Common Stock or cash in the Merger as follows:

(i) If the number of Cash Election Shares multiplied by the Per Share Cash Consideration is less than the Aggregate Cash Consideration, then:

(A) No-Election Shares will be deemed to be Cash Election Shares to the extent necessary to cause the total number of Cash Election Shares multiplied by the Per Share Cash Consideration to equal the Aggregate Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares in order to accomplish that result, then the Exchange Agent will select by a pro rata selection process (subject to rounding to avoid the conversion of fractional shares) a sufficient number of No-Election Shares to be converted into Cash Election Shares to cause the total number of Cash Election Shares after such conversion multiplied by the Per Share Cash Consideration to equal the Aggregate Cash Consideration, and all remaining No-Election Shares will be treated as Stock Election Shares.

(B) If all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares multiplied by the Per Share Cash Consideration is still less than the Aggregate Cash Consideration, then the Exchange Agent will select by a pro rata selection process (subject to rounding to avoid the conversion of fractional shares) a sufficient number of Stock Election Shares to be converted into Cash Election Shares to cause the total number of Cash Election Shares after such conversion times the Per Share Cash Consideration to equal the Aggregate Cash Consideration.

Notwithstanding the foregoing, if the number of Cash Election Shares multiplied by the Per Share Cash Consideration is less than the Aggregate Cash Consideration, Purchaser may, in its sole discretion, elect to reduce the Aggregate Cash Consideration to an amount not less than the product of the Cash Election Shares multiplied by the Per Share Cash Consideration and apply the foregoing allocation procedure (if necessary) using the Aggregate Cash Consideration as so reduced.

(ii) If the number of Cash Election Shares multiplied by the Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

(A) All No-Election Shares will be deemed to be Stock Election Shares.

(B) The Exchange Agent will select by a pro rata selection process (subject to rounding to avoid the conversion of fractional shares) a sufficient number of Cash Election Shares to be converted into Stock Election Shares to cause the number of remaining Cash Election Shares multiplied by the Per Share Cash Consideration to equal the Aggregate Cash Consideration.

(f) Following and giving effect to any reallocation under subsection (e) of this Section 1.9, effective as of the Effective Time, all Stock Election Shares and all No-Election Shares will be converted into the right to receive Purchaser Common Stock as provided in Section 1.3(a)(ii) and all Cash Election Shares will be converted into the right to receive cash as provided in Section 1.3(a)(i).

(g) At or prior to the Effective Time, Purchaser will authorize the Exchange Agent to issue the number of shares of Purchaser Common Stock issuable in the Merger and will deliver to the Exchange Agent the amount of cash payable in the Merger. All such shares will be deemed to have been issued as of the Effective Time. The Exchange Agent will not be entitled to vote or exercise any rights of ownership with respect to such shares; except that the Exchange Agent shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

(h) After the Effective Time, each holder of an outstanding certificate or certificates that previously represented shares of Company Common Stock who surrenders the certificate or certificates to the Exchange Agent with a properly completed letter of transmittal, and each Company Shareholder holding Book-Entry Shares who has complied with the book-entry delivery procedures established by Purchaser and the Exchange Agent will, upon acceptance of those certificates or Book-Entry Shares by the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of Purchaser Common Stock and the amount of cash into which the aggregate number of shares of Company Common Stock surrendered or delivered have been converted pursuant to this Agreement and, if such holder’s shares of Company Common Stock have been converted into Purchaser Common Stock, cash in lieu of fractional shares, and any distribution previously paid with respect to Purchaser Common Stock issuable in the Merger for which the record date was on or after the Effective Date, in each case without interest. Each Company Shareholder who receives shares of Purchaser Common Stock in the Merger will receive a prospectus and enrollment materials for Purchaser’s dividend reinvestment plan together with such Shareholder’s Purchaser Common Stock certificate or certificates. The Exchange Agent will accept certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange in accordance with customary exchange practices. Each outstanding certificate that represented Company Common Stock prior to the Effective Time and that is not surrendered to the Exchange Agent in accordance with the procedures provided in this Section 1.9 will be deemed to evidence ownership of the number of shares of Purchaser Common Stock or the right to receive the amount of cash into which such Company Common Stock is converted until the certificate is duly surrendered to the Exchange Agent, but no dividend or other distribution payable in respect of such shares of Purchaser Common Stock shall be paid in respect of such shares until the Company Common Stock certificate has been surrendered.

(i) The Exchange Agent shall distribute Purchaser Common Stock and cash as provided herein not later than five business days after the Effective Time to the former Company Shareholders who submitted a properly completed letter of transmittal and Company Common Stock certificates prior to the Election

Deadline and within a reasonable time after its receipt of a properly completed letter of transmittal and Company Common Stock certificates from other former Company Shareholders. As soon as reasonably practicable after the Effective Time, and in no event more than five business days thereafter, the Exchange Agent shall mail to each holder of record of a certificate representing shares of Company Common Stock who has not previously surrendered such certificate or certificates with the Election Form appropriate and customary transmittal materials (which will specify that delivery will be effected and risk of loss of Company Common Stock certificates will pass only upon proper delivery of such certificates to the Exchange Agent) and instructions for use in effecting the surrender of the certificates in exchange for payment of the consideration which No-Election Shares are entitled to receive in accordance with the provisions of this Section 1.9.

(j) If any certificate for Company Common Stock has been lost, stolen or destroyed, the Company Shareholder in whose name that certificate is registered may submit to the Exchange Agent, in lieu of the certificate, an appropriate affidavit of loss and indemnity agreement and/or a bond in such sum as may be reasonably required by the Exchange Agent as indemnity against any claim that may be made against Purchaser or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed. If any certificates evidencing shares of Purchaser Common Stock are to be issued in a name other than that in which the certificate evidencing Company Common Stock surrendered in exchange therefor is registered, the certificate so surrendered must be properly endorsed or accompanied by an executed form of assignment separate from the certificate, with all signatures guaranteed, and otherwise in proper form for transfer, and the person requesting such exchange must pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Purchaser Common Stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(k) Any portion of the shares of Purchaser Common Stock and cash delivered to the Exchange Agent by Purchaser pursuant to Section 1.9(g) that remains unclaimed by the Company Shareholders for one year (or such later period as Purchaser and the Exchange Agent may agree) after the Effective Time (as well as any proceeds from any distributions on such shares and any investment of any cash held by the Exchange Agent) will be delivered by the Exchange Agent to Purchaser. Any Company Shareholder who has not complied with Section 1.9(h) before the expiration of such period will thereafter look only to Purchaser for the consideration deliverable to such shareholder in the Merger as determined pursuant to this Agreement, without any interest thereon. If outstanding Company Common Stock certificates or Book-Entry Shares are not surrendered or delivered or the payment for them is not claimed prior to the date on which such shares of Purchaser Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items will, to the extent permitted by abandoned property and any other applicable law, become the property of Purchaser (and to the extent not in its possession will be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement will be liable to any holder of shares of Purchaser Common Stock for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Purchaser and the Exchange Agent will be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive consideration specified in this Agreement, which books will be conclusive with respect to the identity of such Persons. In the event of a dispute with respect to ownership of shares of Purchaser Common Stock, Purchaser and the Exchange Agent will be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

1.10 Withholding Rights. Purchaser (through the Exchange Agent, if applicable) will be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Company Shareholder such amounts as Purchaser is required under the Code or any provision of state, local or foreign tax law to deduct and withhold with respect to such payment. Any amounts so withheld will be treated for all purposes of this Agreement as having been paid to the Company Shareholder in respect of which such deduction and withholding was made.

1.11 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by Company Shareholders who did not vote in favor of the Merger and who have complied with all of the relevant provisions of Section 1574 of the PBCL (“Dissenting Shares” and “Dissenting Shareholders,” respectively), shall not be converted into the right to receive the consideration provided in Section 1.3, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the PBCL. The Company shall give Purchaser (a) prompt notice of any demands for appraisal of any shares of Company Common Stock or attempted withdrawals of such demands and any other instruments served pursuant to the PBCL and received by the Company relating to Company Shareholders’ rights of appraisal, and (b) the opportunity to direct, in its reasonable business judgment, all negotiations and proceedings with respect to demands for appraisal under the PBCL. The Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Shareholder shall fail to perfect prior to the Special Meeting or shall have effectively withdrawn or lost the right to dissent at any time prior to the Effective Time, the shares of Company Common Stock held by such Dissenting Shareholder shall thereupon be converted into the right to receive the merger consideration provided in Section 1.3 as if such Dissenting Shares were Stock Election Shares.

1.12 Closing. Subject to the provisions of Article 6 of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m., Eastern Time, on the fifth business day after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 6, other than conditions which by their terms are to be satisfied at the Closing, at the principal offices of Purchaser in Indiana, Pennsylvania, or on such other date and at such other location as Purchaser and the Company may mutually agree. At the Closing, the parties will duly execute the Articles of Merger for filing with the Pennsylvania Department of State and promptly take all steps necessary or desirable to consummate the Merger in accordance with all applicable laws, rules and regulations and this Agreement. The date on which the Closing actually occurs is referred to as the “Closing Date.” The Bank Merger will be consummated immediately following the Merger.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF PURCHASER

To induce the Company and Laurel Savings to enter into this Agreement, Purchaser represents and warrants as follows:

2.1 Organization.

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Purchaser is duly registered as a bank holding company with the Board of Governors of the Federal Reserve System (the “FRB”) under the Bank Holding Company Act of 1956, as amended (“BHCA”), and engages only in activities (and hold properties only of the types) permitted by the Commonwealth of Pennsylvania and the FRB and the rules and regulations promulgated thereby (including but not limited to the BHCA). Purchaser (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries, taken as a whole.

(b) FCB is a Pennsylvania-chartered banking corporation, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and engages only in activities (and holds properties only of the types) permitted by the Pennsylvania Department of Banking (the “PDB”) and the Federal Deposit Insurance Corporation (the “FDIC”) and the rules and regulations promulgated thereby. FCB (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries, taken as a whole. Deposit accounts of FCB are insured by the FDIC to the fullest extent permitted under applicable law and all premiums and assessments required in connection therewith have been paid by FCB. FCB is “well-capitalized” (as that term is defined in 12 C.F.R. Section 565.4(b)(1)), and FCB’s examination rating under the Community Reinvestment Act of 1977 is satisfactory or outstanding.

(c) Each Purchaser Subsidiary (other than FCB) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Purchaser Subsidiary (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries, taken as a whole.

2.2 Capitalization. The authorized capital stock of Purchaser consists of 100,000,000 shares of Purchaser Common Stock, and 3,000,000 shares of preferred stock, par value $1.00 per share. As of the date of this Agreement, there are (i) 71,978,568 shares of Purchaser Common Stock issued, 70,592,913 shares of Purchaser Common Stock outstanding and 1,385,655 shares of Purchaser Common Stock held in Purchaser’s treasury, (ii) no shares of preferred stock issued and outstanding or held in Purchaser’s treasury, and (iii) 1,941,413 shares of Purchaser Common Stock issuable upon exercise of outstanding stock options. All of the issued and outstanding shares of Purchaser Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. None of the issued and outstanding shares of Purchaser Common Stock were issued in violation of the preemptive rights of any Person. Upon issuance as provided in this Agreement, the shares of Purchaser Common Stock issuable in the Merger will be duly authorized, validly issued, fully paid and nonassessable. No Person has preemptive rights in respect of the Purchaser Common Stock to be issued in the Merger. The shares of Purchaser Common Stock issuable in the Merger will be registered pursuant to an effective Registration Statement under the Securities Act.

2.3 Authority; No Violation.

(a) Purchaser has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals set forth in Section 2.4, to consummate the transactions contemplated hereby and to comply with the terms and provisions hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the Merger. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery of this Agreement by the Company) is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by (i) receivership, conservatorship or supervisory powers of bank regulatory agencies, (ii) general principles of equity and (iii) bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the terms or provisions of this Agreement, will (either with or without the giving of notice or the passing of time or both) (i) violate any provision of the Articles of Incorporation or Bylaws of Purchaser or (ii) subject to receipt of the required regulatory approvals set forth in Section 2.4, (A) violate any law, rule or regulation applicable to Purchaser or any Purchaser Subsidiary, or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, or accelerate the performance required by any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any Purchaser Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, (C) violate or conflict with any of the terms, conditions or provisions of any order, judgment or decree to which Purchaser or any Purchaser Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, or (D) result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any Purchaser Subsidiary.

(c) Neither Purchaser nor any Purchaser Subsidiary is a party to, subject to or bound by any agreement, judgment, order, writ, prohibition, injunction or decree of any court or other Governmental Entity or any law which would prevent the execution and delivery of this Agreement by Purchaser, or, subject to receipt of the required regulatory approvals set forth in Section 2.4, the consummation of the transactions contemplated hereby and compliance with the terms and provisions of this Agreement by Purchaser, and no action or proceeding is pending or, to the Knowledge of Purchaser, threatened against Purchaser or any Purchaser Subsidiary in which the validity of this Agreement, any of the transactions contemplated hereby, or any action which has been taken by any of the parties to this Agreement in connection herewith or in connection with any of the transactions contemplated hereby is at issue.

2.4 Approvals, Consents and Filings. Except for (i) the approval (or waiver of approval) of the Merger by the FRB and the PDB, (ii) the approval of the Bank Merger by the FDIC and the PDB, (iii) the declaration of effectiveness of the Registration Statement and approval of the Proxy Statement/Prospectus by the SEC, (iv) any notice or filing required under the HSR Act, (v) the approval of Purchaser’s additional listing application for the listing of the Purchaser Common Stock to be issued in the Merger on the NYSE and (vi) the filing of the Articles of Merger with the Pennsylvania Department of State, neither the execution and delivery of this Agreement by Purchaser nor the consummation of the transactions contemplated hereby, requires any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party.

2.5 Financial Statements; Reports; Books and Records.

(a) Purchaser has previously delivered or made available to the Company true, correct and complete copies of the consolidated balance sheets of Purchaser and the Purchaser Subsidiaries as of December 31, 2003, 2004 and 2005 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years 2003 through 2005, inclusive, in each case accompanied by the audit report of Ernst & Young LLP, independent public accountants with respect to Purchaser for such periods (collectively, the “Purchaser Financial Statements”). The Purchaser Financial Statements (including the related notes, where applicable) fairly present, in all material respects, the results of the consolidated operations and the consolidated financial condition of Purchaser and the Purchaser Subsidiaries for the respective fiscal periods or as of the respective dates set forth therein. The Purchaser Financial Statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements with respect thereto and have been prepared in accordance with accounting principles generally accepted in the United States of America consistently applied during the periods involved (“GAAP”), except in each case as indicated in such statements or in the notes thereto.

(b) Since December 31, 2004, Purchaser and each Purchaser Subsidiary have timely filed, and subsequent to the date of this Agreement, and prior to the Effective Time will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and all other communications mailed by Purchaser to its shareholders (and copies of all such reports, registrations statements and communications have been furnished or made available by Purchaser to the Company), (ii) the FRB, (iii) the FDIC, (iv) the PDB, and (v) the NYSE and any other self-regulatory organization, and (vi) any applicable state securities or banking authorities (collectively, as used in this Section 2.5(b), the “Regulatory Agencies”) (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “Purchaser Reports”), and have paid all fees and assessments due and payable in connection with any of the foregoing. As of their respective dates, the Purchaser Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Agencies and did not or will not, as applicable, at the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for normal periodic examinations conducted by a Regulatory Agency in the regular course of the business of Purchaser and the Purchaser Subsidiaries, since December 31, 2004, no Regulatory Agency has initiated any proceeding or, to the Knowledge of Purchaser, investigation into the business or operations of Purchaser or any of the Purchaser Subsidiaries. Purchaser and each Purchaser Subsidiary have resolved all material violations, criticisms or exceptions by any Regulatory Agency with respect to any such normal periodic examination. Neither Purchaser nor any Purchaser Subsidiary has received any written notice from, or is a party to any written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity or any staff thereof (i) asserting that Purchaser or any Purchaser Subsidiary is not in substantial compliance with any statute, regulation or ordinance which such Governmental Entity enforces, or with the internal policies and procedures of such entity, or (ii) directing, restricting or limiting in any manner the operations of Purchaser or any Purchaser Subsidiary, including with respect to such Person’s capital adequacy, its credit policies, its management, or the payment of dividends.

(c) The books and records of Purchaser and each Purchaser Subsidiary have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions and reasonable accruals.

(d) Since December 31, 2005, there have been no significant changes in the internal controls utilized by Purchaser and the Purchaser Subsidiaries with respect to their financial records (as used in this Section 2.5(d), the “Internal Controls”) or in other factors that could significantly affect the Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses. There are no significant deficiencies in the design or operation of the Internal Controls which could adversely affect the ability of Purchaser and the Purchaser Subsidiaries to record, process, summarize and report financial data, and there are no material weaknesses in the Internal Controls. Purchaser is not aware of any fraud or suspected fraud, whether or not material, which involves management or other employees who have a significant role in preparing the Purchaser’s consolidated financial statements.

2.6 Absence of Changes. Since December 31, 2005, there has not been any Material Adverse Change in Purchaser and the Purchaser Subsidiaries, taken as a whole.

2.7 Brokers, Finders and Financial Advisors. Neither Purchaser nor any Purchaser Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger.

2.8 Information to be Supplied. The information to be supplied by Purchaser or any Purchaser Subsidiary for inclusion in the Registration Statement and any information filed by Purchaser with the SEC under the Exchange Act which is incorporated by reference into the Registration Statement will not, at the time the Registration Statement is declared effective pursuant to the Securities Act and as of the date the Proxy Statement/Prospectus is mailed to the Company Shareholders and up to and including the date of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The information supplied, or to be supplied, by Purchaser for inclusion in the

Regulatory Applications will, at the time such documents are filed with any Governmental Entity and up to and including the date of the attainment of any required regulatory approvals, be accurate in all material respects.

2.9 Undisclosed Liabilities. Neither Purchaser nor any Purchaser Subsidiary has any debt, liability or obligation of any kind, whether accrued, absolute, known, unknown, contingent or otherwise except (i) those reflected in the most recent audited balance sheet provided by Purchaser to the Company or (ii) those incurred in the Ordinary Course of Business since December 31, 2005, none of which arises from any breach of contract, tort or violation of law or has had or is reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries, taken as a whole.

2.10 Representations and Warranties. No representation and warranty contained in this Article 2 or in any other written instrument, document or agreement delivered by Purchaser or any Purchaser Subsidiary to the Company or Laurel Savings pursuant to this Agreement or in connection with the transactions contemplated hereby contains any untrue statement of material fact or omits to state any material fact required to be stated herein or therein or necessary to make the statements made herein or therein not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

To induce Purchaser to enter into this Agreement, the Company represents and warrants, except as set forth in the disclosure schedule delivered by the Company to Purchaser on the date of this Agreement (the “Company Disclosure Schedule”), as follows:

3.1 Organization.

(a) The Company and each Company Subsidiary (other than Laurel Savings) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole. The Company is duly registered as a bank holding company with the FRB.

(b) Laurel Savings is a Pennsylvania-chartered stock savings bank, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and engages only in activities (and holds properties only of the types) permitted by the PDB and the FDIC and the rules and regulations promulgated thereby. Laurel Savings (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole. Deposit accounts of Laurel Savings are insured by the FDIC to the fullest extent permitted under applicable law and all premiums and assessments required in connection therewith have been paid by Laurel Savings.

(c) The Company has delivered to Purchaser true, correct and complete copies of the Articles of Incorporation and Bylaws, as amended to the date of this Agreement, of the Company and each Company Subsidiary.

3.2 Capitalization, Subsidiaries and Affiliates.

(a) The authorized capital stock of the Company consists of 5,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this Agreement, there are 1,998,646 shares of Company Common Stock issued and outstanding, 524,670 shares of Company Common Stock held in the Company’s treasury, and 76,309 shares of Company Common Stock issuable upon exercise of outstanding stock options. No shares of preferred stock are issued and outstanding. Section 3.2(a) of the Company Disclosure Schedule sets forth a complete and accurate list specifying all outstanding options to purchase Company Common Stock, indicating (w) the holder thereof, (x) the number of shares of Company Common Stock subject thereto, (y) the exercise price, date of grant, vesting schedule and expiration date therefor, and (z) any terms regarding the acceleration of vesting thereof. The only outstanding options to purchase shares of Company Common Stock are issued pursuant to the Company Option Plans and a true, correct and complete copy of each Company Option Plan has been provided to Purchaser. All such options to purchase shares of Company Common Stock pursuant to the Company Option Plans remaining outstanding immediately prior to the Effective Time will be exchanged for cash as of the Effective Time as provided in Section 1.8. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. None of the issued and outstanding shares of Company Common Stock were issued in violation of the preemptive rights of any Person. Except for outstanding options to purchase shares of Company Common Stock under the Company Option Plans, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company.

(b) The authorized capital stock of Laurel Savings consists of 5,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. As of the date of this Agreement, there are 1,000 shares of Laurel Savings common stock issued and outstanding and no shares of Laurel Savings common stock held in Laurel Savings’ treasury and no shares of Laurel Savings preferred stock issued or outstanding. All of the issued and outstanding shares of Laurel Savings common stock have been duly authorized and validly issued and are fully paid and nonassessable. None of the issued and outstanding shares of Laurel Savings common stock were issued in violation of the preemptive rights of any Person. Laurel Savings does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Laurel Savings common stock or any other equity security of Laurel Savings or any securities representing the right to purchase or otherwise receive any shares of Laurel Savings common stock, or any other equity security of Laurel Savings.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Subsidiaries (other than Laurel Savings), including a description of the capitalization of each such Company Subsidiary, and all investments by the Company or such Company Subsidiary in any corporation, partnership, company, joint venture or other entity, as of the date of this Agreement. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each such Company Subsidiary, free and clear of all Liens. All of the issued and outstanding shares of capital stock or other interests of each such Company Subsidiary are duly authorized and validly issued and are fully paid and nonassessable, and none of such shares or other interests were issued in violation of the preemptive rights of any Person. No such Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Company Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Company Subsidiary.

(d) Each director and executive officer of the Company and each Person who, to the Knowledge of the Company, holds more than 10% of the outstanding shares of Company Common Stock is listed at Section 3.2(d) of the Company Disclosure Schedule.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory and shareholder approvals set forth in Section 3.4, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has directed that this Agreement and the transactions contemplated hereby be submitted to the Company Shareholders for approval at the Special Meeting and, except for the adoption of this Agreement by the requisite vote of the Company Shareholders, no other corporate proceedings on the part of the Company (except for matters related to setting the date, time, place and record date for the Special Meeting) are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery of this Agreement by Purchaser) is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by (i) receivership, conservatorship or supervisory powers of bank regulatory agencies, (ii) general principles of equity and (iii) bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company Subsidiaries with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of the Company or the organizational documents of any Company Subsidiary or (ii) subject to the receipt of the required regulatory and shareholder approvals set forth in Section 3.4, (A) violate any law, rule or regulation applicable to the Company or any Company Subsidiary, or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, or accelerate the performance required by, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, or (C) result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiary.

(c) Neither the Company nor any Company Subsidiary is a party to, subject to or bound by any agreement or judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other Governmental Entity, or any Law which would prevent the execution and delivery of this Agreement by the Company, or (subject to the receipt of the required regulatory and shareholder approvals set forth in Section 3.4) the consummation of the transactions contemplated hereby, and no action or proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary in which the validity of this Agreement, the transactions contemplated hereby or any action which has been taken by any of the parties in connection herewith or in connection with the transactions contemplated hereby is at issue.

3.4 Approvals, Consents and Filings. Except for (i) the approval (or waiver of approval) of the Merger by the FRB and the PDB, (ii) the approval of the Bank Merger by the FDIC and the PDB, (iii) any notice or filing required under the HSR Act, (iv) the approval of the Merger by the Company Shareholders, (v) the filing of the Articles of Merger with the Pennsylvania Department of State and (vi) except as set forth in Section 3.4 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby requires any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity.

3.5 Financial Statements; Reports; Books and Records.

(a) The Company has previously delivered to Purchaser true, correct and complete copies of the consolidated statements of condition of the Company and the Company Subsidiaries as of June 30, 2003,

2004 and 2005 and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the fiscal years 2003 through 2005, inclusive, in each case accompanied by the audit report of S.R. Snodgrass, A.C. or KPMG LLP, as the case may be, the Company’s independent registered public accounting firm, and the interim unaudited financial statements of the Company as of and for the six-month periods ended December 31, 2005 and 2004 (all such financial statements are collectively referred to herein as the “Company Financial Statements”). The Company Financial Statements (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 5.7 will fairly present, in all material respects, the results of the consolidated operations and consolidated financial condition of the Company and the Company Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. The Company Financial Statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 5.7 will comply, in all material respects with applicable accounting requirements with respect thereto, and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 5.7 will be, prepared in accordance with GAAP, except in each case as indicated in such statements or in the notes thereto and except, in the case of unaudited quarterly financial statements, for the absence of notes thereto and normal year-end audit adjustments consistent with past practice.

(b) Since June 30, 2004, the Company and each Company Subsidiary has timely filed, and subsequent to the date of this Agreement and prior to the Effective Time will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and all other communications mailed by the Company to its shareholders (and copies of all such reports, registrations statements and communications have been furnished or made available by the Company to Purchaser), (ii) the FDIC, (iii) the PDB, (iv) the Nasdaq Stock Market and any other self-regulatory organization, and (v) any applicable state securities, insurance or banking authorities (collectively, as used in this Section 3.5(b), the “Regulatory Agencies”) (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “Company Reports”), and have paid and will pay, as applicable, all fees and assessments due and payable in connection with any of the foregoing. As of their respective dates, the Company Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Agencies and did not or will not, as applicable, at the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary is required to file any form, report or other document with the SEC. The Company has provided to Purchaser true and complete copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect. Except for normal periodic examinations conducted by a Regulatory Agency in the regular course of the business of the Company and the Company Subsidiaries, since June 30, 2004, no Regulatory Agency has initiated any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of the Company Subsidiaries. The Company and each Company Subsidiary has resolved all material violations, criticisms or exceptions by any Regulatory Agency with respect to any such normal periodic examination.

(c) The books and records of the Company and each Company Subsidiary have been and are being maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions and reasonable accruals.

(d) Since June 30, 2005, there have been no significant changes in the internal controls utilized by the Company and the Company Subsidiaries with respect to their financial records (as used in this Section 3.5(d), the “Internal Controls”) or in other factors that could significantly affect the Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

There are no significant deficiencies in the design or operation of the Internal Controls which could adversely affect the ability of the Company and the Company Subsidiaries to record, process, summarize and report financial data, and there are no material weaknesses in the Internal Controls. The Company is not aware of any fraud or suspected fraud, whether or not material, which involves management or other employees who have a significant role in preparing the Company’s consolidated financial statements.

3.6 Undisclosed Liabilities. Except as set forth in Section 3.6 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any debt, liability or obligation of any kind, whether accrued, absolute, known, unknown, contingent or otherwise except (i) those reflected in the most recent audited balance sheet provided by the Company to Purchaser or (ii) those incurred in the Ordinary Course of Business since June 30, 2005, none of which arises from any breach of contract, tort or violation of law or has had or is reasonably likely to have a Material Adverse Effect on Company and the Company Subsidiaries, taken as a whole.

3.7 Tax Matters.

(a) The Company and each Company Subsidiary have duly filed when due (including applicable extensions granted without penalty) (i) all required federal and state tax returns and reports, and (ii) all required returns and reports of other Governmental Entities having jurisdiction with respect to taxes imposed upon the income, properties, revenues, operations or other assets of the Company or such Company Subsidiary. Such returns or reports are true, complete and correct in all material respects. The Company and each Company Subsidiary has paid all taxes and other governmental charges including all applicable interest and penalties set forth in such returns or reports. To the extent the Company or any Company Subsidiary is liable for the taxes of any other Person under applicable law pursuant to any agreement, such taxes have been paid to the appropriate taxing authority in a timely fashion. There are no pending audits of any such returns or reports, nor is there any continuing liability under any previously audited return or report. Neither the Company nor any Company Subsidiary (i) has received any request for information related to tax matters by any Governmental Entity or any notice from any Governmental Entity indicating an intent to open an audit or other review or (ii) has been the specific subject of a tax ruling that would have any continuing effect after the consummation of the Merger. The Company and each Company Subsidiary have disclosed in their federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(b) There are no Liens on the material assets of the Company or any Company Subsidiary relating to or attributable to any taxes. Neither the Company nor any Company Subsidiary is currently the beneficiary of any extension of time within which to file any such written return or report. All federal, state and local taxes and other governmental charges payable by the Company or any Company Subsidiary (whether or not required to be shown on a return) have been paid or have been adequately accrued or reserved for on such entity’s books in accordance with GAAP. Until the Effective Time, the Company and each Company Subsidiary will continue to reserve sufficient funds for the payment of expected tax liabilities in accordance with GAAP. Neither the Company nor any Company Subsidiary has received any notice of a tax deficiency or assessment of additional taxes of any kind and, to the Knowledge of the Company, there is no threatened claim against the Company or any Company Subsidiary or any basis for any such claim, for payment of any additional federal, state or local taxes for any period prior to the date of this Agreement in excess of the accruals or reserves with respect to any such claim shown in the most recent audited financial statements provided by the Company to Purchaser.

(c) Neither the Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(d) Neither the Company nor any Company Subsidiary has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state or local law by reason of a change in accounting method. No taxing authority has proposed any such adjustment or change in accounting method with respect to the Company or any Company Subsidiary. There is no application pending with any taxing authority requesting permission for any changes in accounting method that relate to the business or operations of the Company or any Company Subsidiary.

(e) Except as set forth in Section 3.7(e) of the Company Disclosure Schedule, neither the Company nor any Company has made or agreed to make any payments that are not deductible under Section 280G of the Code.

(f) Neither the Company nor any Company Subsidiary has any “excess loss accounts” or “deferred gains” with respect to any “deferred intercompany transactions” within the meaning of the regulations promulgated under Section 1502 of the Code.

(g) Proper and accurate amounts have been withheld by the Company and each Company Subsidiary from its employees for all periods in full and complete compliance with the tax withholding provisions of applicable federal, state and local tax laws, and proper and accurate federal, state and local tax returns have been filed by the Company and each Company Subsidiary for all periods for which returns were due with respect to withholding, social security and unemployment taxes and the amounts shown thereon to be due and payable have been paid in full.

3.8 Certain Contracts.

(a) Section 3.8(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all contracts, arrangements and commitments to which either the Company or any Company Subsidiary is a party or by which either the Company or any Company Subsidiary may be bound (i) that is material to the financial condition, results of operations or business of the Company and the Company Subsidiaries, taken as a whole, except contracts with customers entered into in the Ordinary Course of Business, (ii) with respect to the employment or other engagement of any directors, officers, employees or consultants, (iii) that, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Purchaser, the Company, or any of their respective Subsidiaries to any person who is a director, officer or employee of the Company or any Company Subsidiary or the creation or acceleration of any other right or benefit, (iv) between or among the Company, any Company Subsidiary and/or any affiliate thereof, (v) that materially restricts the conduct of any line of business by the Company or any Company Subsidiary, (vi) that is, whether or not entered into in the Ordinary Course of Business, not terminable upon notice of 60 days or less and involves payments to or by the Company or a Company Subsidiary of more than $25,000 in the aggregate in any year, except contracts with customers entered into in the Ordinary Course of Business, (vii) providing for the indemnification by the Company or any Company Subsidiary of any person, or (viii) that provides for deferred compensation. Each contract, arrangement or commitment of the type described in this Section 3.8(a), whether or not set forth in Section 3.8(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract.”

(b) (i) Each Company Contract is valid and binding and in full force and effect and is enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity, (ii) the Company, each Company Subsidiary and, to the Knowledge of the Company, each other party thereto, has in all material respects performed all obligations required to be performed by it to date under each Company Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party under any such Company Contract.

3.9 Litigation and Proceedings. Neither the Company nor any Company Subsidiary is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitration or other proceedings, claims, counterclaims, actions or governmental or regulatory investigations of any nature against the Company or any Company Subsidiary. There is no injunction, order, judgment, decree, or regulatory restriction (other than those of general applicability to Pennsylvania-chartered savings banks and bank holding companies) imposed upon the Company, any Company Subsidiary, the officers and directors of the Company or any Company Subsidiary or the assets or business of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has been advised of, or is aware of, the threat of any such action.

3.10 Tangible Properties.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all real property owned by the Company or any Company Subsidiary.

(b) Section 3.10(b) of the Company Disclosure Schedule sets forth a true, correct and complete schedule of all leases and other agreements under which each of the Company and the Company Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (each, a “Lease”). Each Lease is valid, binding and in full force and effect in all material respects according to its terms and, as of the date of this Agreement, neither the Company nor any Company Subsidiary has received a written notice of, and the Company has no Knowledge of, any default or termination with respect to any Lease. No event has occurred and no condition exists that would constitute a termination event or a material breach by the Company or any Company Subsidiary of, or material default by the Company or any Company Subsidiary in, the performance of any covenant, agreement or condition contained in any Lease, and to the Knowledge of the Company, no counterparty to any Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. The Company and the Company Subsidiaries have paid all rents and other charges to the extent due under the Leases.

(c) Each of the Company and the Company Subsidiaries has good title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent, and (ii) Liens incurred in the Ordinary Course of Business that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of, any material asset.

3.11 Intellectual Property. Section 3.11 of the Company Disclosure Schedule sets forth all (i) trademarks, trade names, service marks or other trade rights, whether or not registered, and all pending applications for any such registrations, (ii) copyrights, copyrightable materials or pending applications therefor, (iii) trade secrets, (iv) inventions, discoveries, designs, and drawings, (v) computer software, and (vi) patents and patent applications owned, licensed or otherwise used by the Company or any Company Subsidiary (collectively, the “Intellectual Property Rights”). The Intellectual Property Rights are all those necessary for the conduct of the business of the Company and each Company Subsidiary as presently conducted. Neither the Company nor any Company Subsidiary has any obligation to compensate any person for the use of any of the Intellectual Property Rights and neither the Company nor any Company Subsidiary has granted to any person any license, option or other rights to use in any manner any of the Intellectual Property Rights, whether requiring the payment of royalties or not. The Intellectual Property Rights will not cease to be rights of the Company or be impaired by reason of the performance of this Agreement or the consummation of the transactions contemplated hereby. No other person (i) has notified the Company that such person claims any ownership of or right to use any Intellectual Property Rights or, (ii) to the Knowledge of the Company, is infringing upon any Intellectual Property Rights. To the Knowledge of the Company, the Company’s use of the Intellectual Property Rights does not conflict with, infringe upon or otherwise violate the valid rights of any third party anywhere where the business of the Company is currently conducted or is currently proposed to be conducted by the Company. No written notice has been received and not fully resolved and no action has been instituted or, to the Knowledge of the Company, threatened against the Company alleging that the Company’s use of the Intellectual Property Rights infringes upon or otherwise violates any rights of a third party.

3.12 Insurance. Section 3.12 of the Company Disclosure Schedule contains a complete list and description of all policies of insurance and bonds presently maintained by the Company or any Company Subsidiary providing coverage for either of them, their assets, or any of their officers, directors and employees, all of which are in full force and effect, together with a complete list of all pending claims under any such policies or bonds. All terms, obligations and provisions of each such policy and bond have been complied with in all material respects, all premiums due thereon have been paid and no notice of cancellation with respect thereto has been received by the Company or any Company Subsidiary, as the case may be. Such policies and bonds provide adequate coverage to insure the properties and business of the Company and the Company Subsidiaries and the activities of their officers, directors and employees against such risks and in such amounts as are prudent and customary. Neither the Company nor any Company Subsidiary has any liability for retrospective premium adjustments with respect to such policies. The Company has previously made available to Purchaser a true, correct and complete copy of each such insurance policy and bond.

3.13 Compliance with Applicable Laws.

(a) The Company and each Company Subsidiary has complied in all material respects with all Laws applicable to it or its assets or to the operation of its business. Neither the Company nor any Company Subsidiary has received any notice of any material alleged or threatened claim, violation, or liability under any such Laws that has not been cured and for which there is any remaining material liability.

(b) Laurel Savings is an insured depository institution and is “well-capitalized” (as that term is defined by 12 C.F.R. Section 325.103(b)(1), and Laurel Savings’ examination rating under the Community Reinvestment Act of 1977 is satisfactory or outstanding.

(c) Neither the Company nor any Company Subsidiary, nor to the Knowledge of the Company any other Person acting on behalf of the Company or any Company Subsidiary that qualifies as a financial institution under the anti-money laundering restrictions of the United States, including without limitation the federal Bank Secrecy Act and the USA PATRIOT Act of 2001, and the rules, regulations and orders promulgated thereunder (collectively, the “Anti-Money Laundering Laws”), has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony as defined in the Anti-Money Laundering Laws (“Unlawful Gains”), or knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of any nature for Unlawful Gains. The Company and each Company Subsidiary that qualifies as a financial institution under the Anti-Money Laundering Laws has, during the past three years, implemented in all material respects such anti-money laundering mechanisms and kept and filed all reports and other necessary documents as required by, and otherwise complied in all material respects with, the Anti-Money Laundering Laws. Each such financial institution has implemented an anti-money laundering program that meets the requirements of Section 326 and Section 352 of the USA PATRIOT Act and the regulations promulgated thereunder in all material respects.

(d) The Company and each Company Subsidiary are, and since July 1, 2004, have been, in material compliance with all applicable federal and state privacy laws and regulations, including without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, and with its information security program required by 12 C.F.R. Part 364.

3.14 Absence of Changes; Operation in the Ordinary Course. Since June 30, 2005 (a) there has not been any Material Adverse Change in the Company and the Company Subsidiaries, taken as a whole, and (b) except as set forth in Section 3.14 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has taken any action which, if it had been taken after the date of this Agreement and prior to the Closing, would require the consent of Purchaser under Section 4.1 of this Agreement.

3.15 Employee Benefit Plans.

(a) Section 3.15(a) of the Company Disclosure Schedule contains a true and complete list of all Company Benefit Plans. The Company has delivered to Purchaser true and complete copies of (i) each

Company Benefit Plan and, if the Company Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding document, (ii) the most recent determination letter (or, with respect to a prototype plan, the most recent opinion letter) issued by the Internal Revenue Service with respect to each Company Benefit Plan for which such a letter has been obtained, and, (iii) to the extent applicable to a Company Benefit Plan, annual reports on Form 5500 required to be filed with any Governmental Entity for each Company Plan for the three most recent plan years and all required actuarial reports for the last three plan years of each Company Plan.

(b) No Company Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code and neither the Company nor any ERISA Affiliate made, or was required to make, contributions to any employee benefit plan subject to Title IV of ERISA or Section 412 of the Code during the six year period ending on the Effective Time.

(c) No Company Benefit Plan is a multiemployer plan, as defined in Section 3(37) of ERISA.

(d) Each Company Benefit Plan that utilizes a funding vehicle described in Section 501(c)(9) of the Code or is subject to the provisions of Section 505 of the Code has been the subject of a notification by the Internal Revenue Service that such funding vehicle (i) qualifies for tax-exempt status under Section 501(c)(9) of the Code and (ii) complies with Section 505 of the Code, except for those Company Benefit Plans listed on Section 3.15(d) of the Company Disclosure Schedule which the Internal Revenue Service does not as a matter of policy issue such notification with respect to that particular type of plan. Each such Company Benefit Plan satisfies, where appropriate, the requirements of Sections 501(c)(9) and 505 of the Code.

(e) There has been no event or circumstance which has resulted in any liability being asserted by any Company Benefit Plan, the Pension Benefit Guaranty Corporation or any other Person or entity under Title IV of ERISA or Section 412 of the Code against the Company or any ERISA Affiliate and there has not been any event or circumstance which could reasonably be expected to result in such liability.

(f) Each Company Benefit Plan has been operated and administered in accordance with its terms and applicable law, including, where applicable, Section 406 of ERISA and Section 4975 of the Code.

(g) Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

(h) Except as set forth in Section 3.15(h) of the Company Disclosure Schedule, no Company Benefit Plan provides welfare benefits, including death or medical benefits, with respect to current or former employees or consultants of the Company or any Company Subsidiary beyond their retirement or other termination of service (other than coverage mandated by applicable law).

(i) To the Company’s Knowledge and based upon the requirements of Code Section 409A and the guidance issued by the IRS, including Notice 2005-1 and the proposed regulations published on October 4, 2005, each Company Benefit Plan that is a “nonqualified deferred compensation plan” as defined in Code Section 409A(d)(1) has been operated in material compliance with Code Section 409A.

(j) The Company and the Company Subsidiaries have established and implemented such policies, programs, procedures, contracts and systems as are necessary to bring the Company and the Company Subsidiaries into compliance with HIPAA; Title II, Subtitle F, Sections 261-264, Public Law 104-91; and the Standards for Privacy of Individually Identifiable Health Information, 45 C.F.R. Parts 160-164 as of the effective dates of such laws, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(k) There are no pending, threatened or anticipated claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such Company Benefit Plan with respect to such Company Benefit Plan, or otherwise involving any such Company Benefit Plan (other than routine claims for benefits).

(l) Except as described in Section 3.15(l) of the Company Disclosure Schedule, (i) no employee of the Company or any Company Subsidiary will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions), (ii) no amount payable, or economic benefit provided, by the Company or any Company Subsidiary (including any acceleration of the time of payment or vesting of any benefit) as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions) could be considered an “excess parachute payment” under Section 280G of the Code, (iii) no Person is entitled to receive any additional payment from the Company, any Company Subsidiary or any other Person (a “Parachute Gross-Up Payment”) in the event that the excise tax of Section 4999 of the Code is imposed on such Person, and (iv) neither the Company nor any Company Subsidiary has granted to any Person any right to receive any Parachute Gross-Up Payment.

3.16 Employee Matters.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a list of the names, titles, responsibilities and compensation arrangements of each officer and director of the Company and each Company Subsidiary and of each employee of the Company or any Company Subsidiary whose compensation (including, without limitation, all salary, wages, bonuses and fringe benefits, other than those fringe benefits made available to all employees on a non-discriminatory basis), from Company or such Company Subsidiary for the current fiscal year will exceed $50,000. Except as disclosed on Section 3.16(a) of the Company Disclosure Schedule, neither the Company or any Company Subsidiary has received any notice or has any Knowledge that any officer, director or employee listed on Section 3.16(a) of the Company Disclosure Schedule intends to terminate his or her employment or service to the Company or such Company Subsidiary.

(b) Section 3.16(b) of the Company Disclosure Schedule sets forth a true and complete list of each of the following agreements, arrangements and commitments to which the Company or any Company Subsidiary is a party or by which any of them may be bound (true and complete copies of which have been delivered to Purchaser): (i) each employment, consulting, agency or commission agreement not terminable without liability to the Company or any Company Subsidiary upon 60 days or less prior notice to the employee, consultant or agent; (ii) each agreement with any employee of the Company or any Company Subsidiary the benefits of which are contingent, or the terms of which are materially altered, upon the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions); and (iii) each other agreement or Company Benefit Plan any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

(c) Neither the Company nor any Company Subsidiary is a party to or bound by the terms of any collective bargaining agreement. The Company and each Company Subsidiary are in compliance in all material respects with all applicable laws respecting the employment and employment practices, terms and conditions of employment and wage and hours of employees and are not engaged in any unfair labor practice. There is no labor strike or labor disturbance pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, and during the past five years neither the Company nor any Company Subsidiary has experienced a work stoppage.

3.17 Brokers, Finders and Financial Advisors; Fairness Opinion. Except for Company’s engagement of Janney Montgomery Scott LLC (“JMS”) in connection with transactions contemplated by this Agreement, neither the Company nor any Company Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger. The engagement letter between Company and JMS is set forth in Section 3.17 of the Company Disclosure Schedule. As of the date hereof, JMS has provided the Company with its oral opinion to the effect that, as of the date of approval of this Agreement by the Board of Directors of the Company, the Merger Consideration is fair, from a financial point of view, to shareholders of the Company.

3.18 Environmental Matters. (a) The Company and each Company Subsidiary is in compliance in all material respects with all Environmental Regulations; (b) to the Knowledge of the Company, there are no Hazardous Materials on, below or above the surface of, or migrating to or from any parcel of real property now or formerly owned or leased by the Company or any Company Subsidiary; (c) to the Knowledge of the Company, Laurel Savings has no outstanding loans secured by real property that is not in compliance in all material respects with Environmental Regulations, upon which there are Hazardous Materials or from or to which Hazardous Materials have migrated or are migrating; and (d) there is no claim, action, suit, proceeding or notice thereof before any governmental entity pending, or to the Knowledge of the Company, threatened, against the Company or any Company Subsidiary or concerning any real property securing loans by Laurel Savings and there is no outstanding judgment, order, writ, injunction, decree, or award against the Company or any Company Subsidiary or any real property securing loans by Laurel Savings relating to the matters described in clauses (a) through (c) above. The Company has provided to Purchaser all environmental assessments or reports with respect to each piece of real property now or formerly owned or leased by the Company or any Company Subsidiary which are in the Company’s possession or control.

3.19 Loans; Allowance for Loan Losses.

(a) The allowance for loan losses shown on the Company’s consolidated financial statements is (with respect to periods ended on or before December 31, 2005) or will be (with respect to periods ending subsequent to December 31, 2005) adequate in the reasonable opinion of management of the Company in all respects as of the dates thereof and is in compliance with the requirements of GAAP. Section 3.19(a) of the Company Disclosure Schedule lists each loan of Laurel Savings which has been criticized or classified by the Company, Laurel Savings or bank examiners representing any Governmental Entity as “Substandard,” “Doubtful” or “Loss” or as a “Potential Problem Loan.”

(b) To the Knowledge of the Company, each loan reflected as an asset in the Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct (ii) to the extent required by applicable agreements to be secured, has been secured by valid liens and security interests on the required collateral which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

3.20 Information to be Supplied. The information to be supplied by the Company or any Company Subsidiary for inclusion in the Registration Statement and/or any information Company filed with the SEC under the Exchange Act which is incorporated by reference into the Registration Statement will not, at the time the Registration Statement is declared effective pursuant to the Securities Act and as of the date the Proxy Statement/Prospectus is mailed to shareholders of the Company and up to and including the date of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The information supplied, or to be supplied, by the Company for inclusion in the Regulatory Applications will, at the time such documents are filed with any Governmental Entity and up to and including the date of the attainment of any required regulatory approvals or consents, be accurate in all material respects.

3.21 Related Party Transactions. Except as disclosed in the documents filed by the Company with the SEC, neither the Company nor any Company Subsidiary is a party to any transaction (including any loan or other credit accommodation, but excluding deposits in the Ordinary Course of Business) with any Affiliate of the Company (except a Company Subsidiary). Any such transactions (a) were made in the Ordinary Course of Business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectibility or present other risks or unfavorable features. No loan or credit accommodation to any Affiliate of the Company is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither the Company nor Laurel Savings has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Laurel Savings is inappropriate.

3.22 Representations and Warranties. No representation or warranty contained in this Article 3 or in any other written instrument, document or agreement delivered by the Company or any Company Subsidiary to Purchaser or any Purchaser Subsidiary pursuant to this Agreement or in connection with the transactions contemplated hereby contains any untrue statement of material fact or omits to state any material fact required to be stated herein or therein or necessary to make the statements made herein or therein not misleading.

ARTICLE 4

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated by this Agreement or with the prior written consent of Purchaser, the Company and the Company Subsidiaries will carry on their respective businesses in the Ordinary Course of Business. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or consented to in writing by the chief executive officer or chief financial officer of Purchaser, the Company shall not, and shall not permit any Company Subsidiary to:

(a) amend its Articles of Incorporation, Bylaws or other similar governing documents;

(b) (i) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any Company Subsidiary, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any Company Subsidiary, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares; (iv) pay or declare a cash dividend or make or declare any other type of distribution on Company Common Stock (except that Company may continue to pay the regular quarterly cash dividend in an amount consistent with past practice and not exceeding $0.20 per share, subject to Section 5.11); (v) sell, transfer or otherwise dispose of Company Subsidiary or any interest therein, or (vi) enter into any agreement with respect to any of the foregoing, except, in the case of clause (iii), for the issuance of Company Common Stock upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements to the extent such rights or options are outstanding and in existence on the date of this Agreement and in only accordance with their present terms;

(c) acquire or dispose of direct or indirect control over any corporation, association, firm, organization or other entity, other than in connection with (i) foreclosures in the Ordinary Course of Business, or (ii) transactions in its fiduciary capacity;

(d) incur, or permit any Company Subsidiary to incur, any additional debt obligation or other obligation for borrowed money except pursuant to existing Company Contracts in the Ordinary Course of Business of the Company or such Company Subsidiary;

(e) except as set forth in Section 4.1(e) of the Company Disclosure Schedule, grant any increase in compensation or benefits to any of its employees or officers; pay any bonus; enter into any severance agreements with any of its officers or employees; grant any increase in fees or other increases in compensation or other benefits to any director of the Company or of any Company Subsidiary; or effect any change in retirement benefits for any class of its employees or officers, unless such change is required by applicable law;

(f) hire a new employee with an annual compensation in excess of $50,000, amend any existing employment contract between it and any person; enter into or amend any indemnification agreement with any person; or enter into any new employment contract with any person that the Company or any Company Subsidiary (or its successors) does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time;

(g) except as set forth in Section 4.1(g) of the Company Disclosure Schedule, adopt any new employee benefit plan or terminate or make any material change in or to any existing employee benefit plan other than any change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan (except for a termination resulting from Purchaser’s decision not to continue any such plan);

(h) enter into any new service contracts with an aggregate annual expense in excess of $15,000 or any lease agreements for any real or personal property;

(i) make any capital expenditure except for purchases, repairs, renewals or replacements in the Ordinary Course of Business in an amount less than $15,000 per individual expenditure and $60,000 in the aggregate;

(j) other than in the Ordinary Course of Business cancel, release or assign any indebtedness of any person to the Company or any Company Subsidiary, except pursuant to contracts or agreements in force at the date of this Agreement;

(k) except as set forth in Section 4.1(k) of the Company Disclosure Schedule, other than terminations and renewals in the Ordinary Course of Business, enter into, amend, renew or terminate any Company Contract or enter into any agreement that would have been a Company Contract if it had been in existence on the date of this Agreement;

(l) settle any claim, action or proceeding involving any liability of the Company or any Company Subsidiary for money damages in excess of $25,000 or agree in connection with any such settlement to material restrictions upon the operations of the Company or any Company Subsidiaries;

(m) change its method of accounting in effect at June 30, 2005, except as required by changes in GAAP as recommended or approved by the Company’s independent auditors or as required by regulatory accounting principles or regulatory requirements;

(n) enter into any new activities or lines of business, or cease to conduct any material activities or lines of business that it conducts on the date of this Agreement, or conduct any material business activity not in the Ordinary Course of Business;

(o) make, renegotiate, renew, increase, extend or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except in the Ordinary Course of Business and in individual loan amounts of less than $500,000 or aggregate amounts of less than $1,000,000, as determined under applicable regulatory loan to one borrower requirements;

(p) enter into, renew or purchase any investments in derivatives contracts; or engage in any forward commitment, futures transaction, financial option transaction, hedging or arbitrage transaction or covered asset trading activities;

(q) purchase any investment securities or make any deposits other than in the Ordinary Course of Business;

(r) grant or commit to grant any new extension of credit to any officer, director or holder of 2% or more of the outstanding Company Common Stock, or to any corporation, partnership, trust or other entity controlled by any such person, if such extension of credit, together with all other credits then outstanding to the same borrower and all affiliated persons of such borrower, would exceed 2% of the capital of Laurel Savings or amend the terms of any such credit outstanding on the date of this Agreement; or grant or commit to grant any new extension of credit to any employee at below market interest rates;

(s) except for terminations and renewals in the Ordinary Course of Business, terminate, amend or renew any Lease, or enter into a lease of real property, relocate, open or close any office, or file an application pertaining to such action with any government entity;

(t) settle or compromise any material tax liability or agree to an extension of the statute of limitations with respect to the assessment or determination of any taxes;

(u) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Sections 6.2 and 6.3 not being satisfied (except as may be required by applicable Law);

(v) take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Regulatory Approval;

(w) take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(x) authorize or agree in writing or otherwise to take any of the foregoing actions.

4.2 Covenants of Purchaser. (a) Except as expressly contemplated by this Agreement or consented to in writing by the Company, Purchaser shall not, and shall not permit any Purchaser Subsidiary to, (a) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Sections 6.1 and 6.3 not being satisfied (except as may be required by applicable Law), (b) take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Regulatory Approval, (c) take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code or (d) agree to do any of the foregoing.

ARTICLE 5

ADDITIONAL COVENANTS

5.1 Regulatory Approvals. Purchaser, with the assistance and cooperation of the Company, will prepare and file within 60 days after the date of this Agreement all necessary documentation to effect all applications, notices, petitions and filings with the appropriate Governmental Entities (collectively, the “Regulatory Applications”) and to obtain as promptly as practicable all Regulatory Approvals and will take such other action as may be necessary to consummate the transactions contemplated in this Agreement; provided, however, that nothing in this Section 5.1 will be construed to obligate Purchaser to take any action to meet any condition required to obtain prior Regulatory Approval if any such condition materially differs from conditions customarily imposed by such Governmental Entities in orders approving acquisitions of the type contemplated by this Agreement, constitutes a significant impediment upon Purchaser’s ability to carry on its business or acquisition programs (as determined by Purchaser in its reasonable discretion) or requires Purchaser to increase FCB’s capital ratios to amounts materially in excess of the FDIC’s minimum capital ratio guidelines which may be in effect from time to time. The Company will cooperate with Purchaser to prepare and file the Regulatory Applications and obtain all necessary Regulatory Approvals and will promptly furnish Purchaser with all information about or pertaining to the Company and the Company Subsidiaries as is reasonably deemed by Purchaser to be necessary or appropriate for such filings. The Company and Purchaser will have the right to review in advance, and will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Purchaser, as the case may be, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.

5.2 Registration Statement. As promptly as reasonably practicable following the date of this Agreement, but in any event within 60 days after the date of this Agreement, Purchaser, in cooperation with the Company, will prepare and file with the SEC a registration statement on Form S-4 with respect to the shares of Purchaser Common Stock to be issued in the Merger (the “Registration Statement”). The Registration Statement will contain a proxy statement/prospectus (the “Proxy Statement/Prospectus”) which will serve as the proxy statement of the Company for the Special Meeting and as the prospectus of Purchaser for the shares of Purchaser Common Stock to be issued in the Merger. The Company will furnish Purchaser with all information about or pertaining to the Company and the Company Subsidiaries as is reasonably deemed by Purchaser to be necessary or appropriate for the preparation of the Registration Statement and the Proxy Statement/Prospectus, including, without limitation, any information necessary to comply with provisions of the PBCL relating to dissenters’ rights. The Parties will cooperate in considering and responding to any questions or comments from the SEC staff regarding the information contained in the Registration Statement. Purchaser will use commercially reasonable efforts to cause the Registration Statement to be declared effective at the earliest practicable date, and Purchaser will advise the Company, promptly after Purchaser receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

5.3 Shareholders’ Meeting. The Company will call a special meeting of the Company Shareholders (the “Special Meeting”) to be held as soon as practicable following the date the Registration Statement becomes effective for purposes of voting upon the adoption of this Agreement and the approval of the transactions contemplated hereby. The Company will use commercially reasonable efforts to solicit and obtain the votes of the Company Shareholders in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby and, subject to Section 5.4, the Board of Directors of the Company will recommend that the Company Shareholders vote in favor of the Merger. In connection with the Special Meeting, Purchaser and the Company will cooperate in the preparation of the Proxy Statement/Prospectus and, with the approval of each of Purchaser and the Company, which approvals will not be unreasonably withheld, the Proxy Statement/Prospectus will be mailed to the Company Shareholders.

5.4 Acquisition Proposals. From the date of this Agreement until the Closing or the termination hereof, the Company will not, nor will the Company authorize or permit any officers, directors, employees, representatives or other agents of the Company or any Company Subsidiary to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any Company Subsidiary or afford access to the properties, books or records of the Company or any Company Subsidiary to, any Person that may be considering making, or has made, an Acquisition Proposal; provided, however, that nothing contained in this Agreement will prevent Company or the Board of Directors of the Company at any time prior to the consummation of the Merger from:

(a) furnishing nonpublic information to, or affording access to the properties, books or records of the Company or any Company Subsidiary to, or entering into negotiations with, any Person in connection with an unsolicited Acquisition Proposal by such Person, if (I) the Company’s Board of Directors determines in good faith that such action is necessary to comply with their fiduciary duties to the Company Shareholders under applicable law; (II) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person, the Company’s Board of Directors receives from such Person an executed confidentiality agreement with customary terms and (III) the Company’s Board of Directors concludes in the exercise of its fiduciary duties that the Acquisition Proposal is a Superior Proposal;

(b) taking and disclosing to the Company Shareholders any position, and making any related filings with the SEC, as required by Rules 14e-2 and 14d-9 under the Exchange Act, with respect to any Alternative

Transaction that is a tender offer; provided, that the Company’s Board of Directors will not recommend that the Company Shareholders tender their shares of Company Common Stock in connection with any such tender offer unless the Board has determined in good faith that such action is necessary to comply with its fiduciary duties under applicable law; or

(c) if an unsolicited Acquisition Proposal is received as described in clause (a) above, (i) informing the Company Shareholders that it no longer believes that the Merger is advisable and no longer recommends approval of the Merger (a “Subsequent Determination”), (ii) approving or recommending an Alternative Transaction based on that unsolicited Acquisition Proposal or (iii) entering into an Acquisition Agreement with respect to such an Alternative Transaction, in each case, if (I) the Company’s Board of Directors determines in good faith that such action is necessary to comply with its fiduciary duties under applicable law and (II) Company’s Board of Directors concludes in good faith that the Acquisition Proposal is a Superior Proposal.

The Company will promptly notify Purchaser after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company or any Company Subsidiary or for access to the properties, books or records of the Company or any Company Subsidiary by any Person that has made an Acquisition Proposal and will keep Purchaser fully informed of the status and details of any such Acquisition Proposal, indication or request. Such written notice will specify the material terms and conditions of the Acquisition Proposal and identify the Person making the Acquisition Proposal. For a period of three business days following such notice, the Company will not take any action with respect to the Acquisition Proposal and will provide an opportunity for Purchaser to propose such adjustments to the terms and conditions of this Agreement as would enable the Board of Directors of the Company to proceed with the transactions contemplated herein on such adjusted terms; provided, however, that any such proposed adjustments will be at the discretion of the parties hereto at the time.

5.5 Employees and Employee Benefits.

(a) Upon consummation of the Merger and the Bank Merger, all employees of the Company and Laurel Savings will be deemed to be at-will employees of Purchaser and FCB, respectively, subject only to those written employment agreements which have been disclosed on the Company Disclosure Schedule. At the discretion of Purchaser, subject to the requirements of the Code and except as expressly set forth in this Section 5.5, from and after the Effective Time, all Company Benefit Plans will continue to be maintained separately, will be consolidated with similar plans of the Purchaser or FCB, as appropriate, or will be frozen or terminated, subject, in each case, to the terms of such Plans. To the extent the Company Benefit Plans are not continued after the Effective Time, Employees of the Company and Laurel Savings who continue as employees of Purchaser and FCB (“Continuing Employees”) will be entitled to participate, commencing at the Effective Time, on an equitable basis in the same benefit plans, programs or policies as are generally available to employees of Purchaser or FCB, as the case may be, of similar rank and status. For purposes of eligibility, vesting, accrual of benefits (but not for benefit accrual purposes under any qualified or nonqualified defined benefit type plan maintained by Purchaser) and determination of the level of benefits under any employee benefit plans, arrangements or policies (including, without limitation, severance, vacation, sick and other leave policies) maintained by Purchaser or FCB, Continuing Employees will be credited with prior years of service with the Company and Laurel Savings (and their respective predecessors, if applicable). Purchaser and FCB will give service credit to Continuing Employees and their dependents with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage that are applicable under the employee welfare benefit plans (within the meaning of Section 3(1) of ERISA) of Purchaser or FCB, equal to the credit that any such employee had received as of the Effective Time towards the satisfaction of any such limitations and waiting periods under the comparable employee welfare benefit plans of the Company or Company Subsidiaries and will waive pre-existing condition limitations to the same extent waived under the corresponding plans of the Company or Company Subsidiaries. Nothing contained in this Agreement will obligate Purchaser to provide severance or other benefits that are based on years of service with duplicative benefits for the same years of service.

(b) No Continuing Employee will be subject to any waiting period under any welfare benefit plan of Purchaser or FCB, as applicable, to the extent that such period is longer than the period, if any, to which such Continuing Employee was subject under the applicable welfare benefit plan of the Company or any Company Subsidiary. Continuing Employees will not be subject to any waiting period under a welfare benefit plan of Purchaser or FCB if the applicable waiting period under the corresponding Company or Laurel Savings plan had been satisfied as of the Effective Time. To the extent that the initial period of coverage for Continuing Employees under any plan of Purchaser or FCB that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA is not a full twelve (12) month period of coverage, Continuing Employees will be given full credit under the applicable welfare plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding welfare plan of the Company or any Company Subsidiary during the balance of such twelve (12) month period of coverage. Nothing contained herein will obligate Purchaser or FCB to provide or cause to be provided any duplicative benefits.

(c) Purchaser agrees to honor, and, where applicable will cause FCB to honor, the severance, employment, change in control and deferred compensation agreements, Group Term Carve-Out Plans and Trustee Split Dollar Agreements set forth in Section 5.5(c) of the Company Disclosure Schedule, except as otherwise provided in Section 5.5(f) below and in the agreements referred to in Section 5.5(g) below. Purchaser acknowledges that the consummation of the Merger shall constitute a “Change in Control” of the Company for all purposes under such agreements and plans.

(d) Any employee of the Company or any of its Subsidiaries whose employment is actually terminated by Purchaser or any Purchaser Subsidiary within one year after the Effective Time other than for “cause” (as defined below) at or following the Effective Time, other than the employees entitled to severance or other termination benefits pursuant to existing employment agreements or change in control severance agreements or the agreements referred to in Section 5.5(g) below, shall receive, upon termination of employment, a severance payment from Purchaser or its Subsidiaries as determined in accordance with Sections C and D of the general severance policy covering the employees of Purchaser and the Purchaser Subsidiaries as in effect on the date of this Agreement (notwithstanding any amendment, expiration or termination of such policy after the date of this Agreement) and as attached as Section 5.5(d) of the Company Disclosure Schedule, except as otherwise set forth in Section 5.5(d) in the Company Disclosure Schedule. For purposes of this Section 5.5(d), “cause” shall mean termination because of the employee’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any law, rule, or regulation (other than traffic violations or similar offenses).

(e) With respect to each Company Benefit Plan subject to Section 409A of the Code, the Company agrees to amend each such plan or cause each such plan to be amended to the extent necessary to comply with Section 409A of the Code (or to cause such plan, in whole or in part, to avoid the application of Section 409A of the Code by preserving the terms of such plan, and the law in effect, for benefits earned and vested as of December 31, 2004) prior to the earlier of the Effective Time or the deadline imposed by the IRS. Such amendments shall be provided to Purchaser and its counsel at least ten days prior to their proposed adoption by the Company or Laurel Savings and shall be subject to the prior approval of Purchaser, which shall not be unreasonably withheld.

(f) The Company shall terminate each of its supplemental retirement agreements, trustee deferred compensation agreements and deferred compensation plan within 30 days preceding the Effective Time, and have the payments described below be made immediately prior to the Effective Time. Prior to the termination of the above agreements and plan, the Company agrees to amend each of its supplemental retirement agreements and trustee deferred compensation agreements to provide that upon termination of such agreement in connection with the Merger, each participant shall receive a lump sum cash payment representing the present value of his or her change in control benefits under such agreement, with the present value to be calculated using a discount rate equal to the applicable federal rate determined under Section 1274(d) of the Code as published by the IRS for the month in which the Effective Time occurs. The

Company also agrees to amend its deferred compensation plan to provide that upon termination of such plan in connection with the Merger, each participant shall receive a lump sum cash payment representing his vested account balance in such plan.

(g) Concurrently with the execution of this Agreement, (i) the Company, Laurel Savings and Purchaser shall enter into a Termination and Release Agreement with each of Edwin R. Maus and John A. Howard, Jr. substantially in the form set forth in Section 5.5(g)(i) of the Company Disclosure Schedule and (ii) Purchaser shall enter into a Noncompetition Agreement with each of Edwin R. Maus and John A. Howard, Jr. substantially in the form set forth in Section 5.5(g)(ii) of the Company Disclosure Schedule.

(h) Section 5.5(h) of the Company Disclosure Schedule sets forth the accrued but unpaid sick time for each employee of the Company and each Company Subsidiary as of December 31, 2005. Immediately prior to the Effective Time, the Company or such Company Subsidiary will pay to each such employee the amount of his or her accrued sick time as of December 31, 2005 that remains unused as of the Effective Time. Employees of the Company or any Company Subsidiary will be entitled to carry over to Purchaser or FCB (i) any accrued but unused vacation time as of the Effective Time and (ii) sick leave accrued in 2006 and unused as of the Effective Time, in each case, subject to the terms and conditions of the vacation and sick leave policies of Purchaser and FCB.

5.6 Access. Upon notice of at least 48 hours, Purchaser and the Company will each afford the other and their representatives reasonable access, during normal business hours throughout the period up to the Effective Time, to all of the properties, books and records of Purchaser or the Company, as the case may be; provided, that such representatives will execute a confidentiality agreement in such form as the party providing access may require to prohibit the use or disclosure of any information concerning the party and its subsidiaries without the prior consent of such party. Neither Purchaser, the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information, violate the terms of any confidentiality agreement or contravene any law, rule or regulation applicable to the institution in possession or control of such information. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

5.7 Subsequent Interim and Annual Financial Statements. The Company will deliver to Purchaser its financial statements for each fiscal period as soon as they are available, and in any event at least five days prior to filing the financial statements with the SEC. The Purchaser shall maintain the confidentiality of all such information, to the extent not previously disclosed publicly by the Company, until such information has been filed with the SEC.

5.8 NYSE. Purchaser will use its reasonable best efforts to have the shares of Purchaser Common Stock to be issued in the Merger approved for listing on the NYSE prior to the Effective Time.

5.9 Accruals and Reserves. At the request of Purchaser, the Company will establish such additional accruals and reserves as may be necessary to conform Company’s accounting and credit loss reserve practices and methods to those of Purchaser; provided, however, that Company will not be required to take such action prior to the receipt of all Regulatory Approvals as contemplated by Section 5.1; provided further, however, that no such additional accruals and reserves will be required to be made more than two business days prior to the Closing Date and unless Purchaser agrees in writing that all conditions to Closing set forth in Article 6 have been satisfied or waived (other than those conditions relating to delivery of documents on the Closing Date). No such additional accruals or reserves made by the Company pursuant to this Section 5.9 will constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy has occurred. The recording of any such adjustments will not be deemed to imply any misstatement of previously furnished financial statements or information and will not be construed as concurrence of the Company or its management with any such adjustments.

5.10 Affiliate Agreements. The Company will cause each person listed on Section 3.2(d) of the Company Disclosure Schedule to execute and deliver to Purchaser on or before the mailing of the Proxy Statement/Prospectus an agreement in substantially the form attached as Exhibit C restricting the disposition of the shares of Purchaser Common Stock to be received by such person in exchange for such person’s shares of Company Common Stock in accordance with Rule 145 under the Securities Act.

5.11 Coordination of Dividends. After the date of this Agreement, Purchaser and the Company will coordinate with each other the declaration of any dividends in respect of shares of Purchaser Common Stock and Company Common Stock and the record dates and payments dates relating thereto, it being the intention of the parties hereto that the holders of Company Common Stock will not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock and any shares of Purchaser Common Stock any holder of Company Common Stock receives in the Merger.

5.12 Section 16 Matters. Prior to the Effective Time, Purchaser and the Company will use their respective reasonable best efforts to cause any dispositions of the Company equity securities (including derivative securities with respect to the Company equity securities) or acquisitions of Purchaser equity securities (including derivative securities with respect to Purchaser equity securities) resulting from the transactions contemplated by this Agreement by each officer or director of Purchaser or the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of Purchaser or the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder.

5.13 Company Directors.

(a) Each member of the Company’s Board of Directors as of the Effective Time will be appointed to the Pittsburgh Regional Advisory Board of FCB (the “Advisory Board”) for a period of three years following the Effective Time and will be entitled to receive a fee of $1,000 for each meeting of the Advisory Board that he or she attends.

(b) Each person who is a member of the Company’s Board of Directors as of the Effective Time (and who is not an employee or officer of the Company) will be available during normal business hours to provide such advisory services as Purchaser may reasonably request with respect to the integration of the operations of Laurel Savings with and into those of FCB and the operations of FCB in the Pittsburgh region generally, and in return for those services, each such former director will be entitled to receive from Purchaser a fee of $1,650 per month (except for the former Chairman of the Company’s Board of Directors, who will receive $2,050 per month) for each of the 36 months after the Effective Time.

5.14 Authorization and Execution of Bank Merger Agreement. As soon as reasonably practicable after the date of this Agreement, (a) Purchaser shall (i) cause the Board of Directors of FCB to approve the Bank Merger Agreement, (ii) cause FCB to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole shareholder of FCB, and (b) the Company shall (i) cause the Board of Directors of Laurel Savings to approve the Bank Merger Agreement, (ii) cause Laurel Savings to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole shareholder of Laurel Savings. The Bank Merger Agreement shall contain terms that are normal and customary in light of the transactions contemplated hereby and such additional terms as are necessary to carry out the purposes of this Agreement and to comply with the provisions of Chapter 16 of the Pennsylvania Banking Code of 1965.

5.15 Reasonable Efforts to Close. Subject to the terms and conditions of this Agreement, Purchaser and the Company agree to use commercially reasonable efforts to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby at the earliest practicable date following the execution of this Agreement, including, without limitation, using commercially reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the parties to consummate the transaction contemplated by this Agreement.

5.16 Indemnification. From and after the Effective Time, Purchaser shall indemnify and hold harmless each present and former director, officer and employee of the Company and Laurel Savings determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (collectively, “Claims”), to the fullest extent to which such Indemnified Parties were entitled under Pennsylvania law, the Articles of Incorporation and Bylaws of the Company and Laurel Savings as in effect on the date hereof.

Any Indemnified Party wishing to claim indemnification under this Section 5.16, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Purchaser, but the failure to so notify shall not relieve Purchaser of any liability it may have to such Indemnified Party if such failure does not materially prejudice Purchaser. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Purchaser shall have the right to assume the defense thereof and Purchaser shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Purchaser elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Purchaser and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to Purchaser, and Purchaser shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest), (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Purchaser shall not be liable for any settlement effected without its prior written consent, which consent shall not be withheld unreasonably.

In the event that Purchaser or any of its respective successors or assigns transfers all or substantially all of its properties and assets to any person, then, and in each such case, the successors and assigns of such entity shall assume the obligations set forth in this Section 5.16.

5.17 Insurance. Purchaser shall maintain a directors’ and officers’ liability insurance policy covering the Indemnified Parties’ Costs in connection with any Claims for a period of at least three (3) years after the Effective Time at annual premiums no greater than 150% of the annual premium of the directors’ and officers’ liability insurance maintained by the Company and Laurel Savings as of the date hereof. With the prior written consent of Purchaser, which consent shall not unreasonably withheld, such insurance policy may be acquired by the Company or Laurel Savings prior to the Effective Time.

ARTICLE 6

CONDITIONS TO CLOSING

6.1 Conditions to the Obligations of the Company. Unless waived in writing by the Company, all of the obligations of the Company under this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser contained in Section 2, if qualified by a reference to materiality, will be true, and if not so qualified, will be true in all material respects, as of the date of this Agreement and as of the Effective Time with the same effect as though made at the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); provided, that this condition shall be deemed satisfied unless the facts or circumstances causing such representations and warranties to be incorrect or incomplete, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries, taken as a whole;

(b) Performance of Agreements and Covenants. Purchaser will have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

(c) Documents. In addition to the other deliveries of Purchaser described elsewhere in this Agreement, Company will have received the following documents and instruments:

(i) a certificate signed by the Secretary or an assistant secretary of Purchaser dated as of the Closing Date certifying that:

(A) Purchaser’s Board of Directors has duly adopted resolutions (copies of which will be attached to such certificate) approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

(B) each person executing this Agreement or any other document in connection with the Merger on behalf of Purchaser was, at the time of such execution, an officer of Purchaser holding the office or offices specified therein, with full power and authority to execute this Agreement or such other documents in connection with the Merger, and that the signature of each person set forth on such certificate is his or her genuine signature; and

(C) the charter documents of Purchaser attached to such certificate remain in full force and effect.

(ii) a certificate signed by a duly authorized officer of Purchaser stating that the conditions set forth in Section 6.1(a), (b) and (d) of this Agreement have been fulfilled; and

(d) Tax Opinion. The Company will have received an opinion of counsel to the Company, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, the Company’s counsel may require and will be entitled to rely upon representations and covenants, including those contained in certificates of officers of Purchaser, the Company and others, reasonably satisfactory in form and substance to such counsel.

6.2 Conditions to the Obligations of Purchaser. Unless waived in writing by Purchaser, all of the obligations of Purchaser under this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 3, if qualified by a reference to materiality, will be true, and if not so qualified, will be true in all material respects, as of the date of this Agreement and as of the Effective Time with the same effect as though made at the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); provided, that this condition shall be deemed satisfied unless the facts or circumstances causing such representations and warranties to be incorrect or incomplete, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole;

(b) Performance of Agreements and Covenants. The Company will have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

(c) Documents. In addition to the documents described elsewhere in this Agreement, Purchaser will have received the following documents and instruments:

(i) a certificate signed by the Secretary or an assistant secretary of the Company dated as of the Closing Date certifying that:

(A) the Company’s Board of Directors and the Company Shareholders have duly adopted resolutions (copies of which will be attached to such certificate) approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

(B) each person executing this Agreement or any other document in connection with the Merger on behalf of the Company was, at the time of such execution, an officer of the Company holding the office or offices specified therein, with full power and authority to execute this Agreement or such other documents in connection with the Merger, and that the signature of each person set forth on such certificate is his or her genuine signature; and

(C) the charter documents of the Company attached to such certificate remain in full force and effect; and

(ii) a certificate signed by a duly authorized officer of the Company stating that the conditions set forth in Sections 6.2(a), (b), (d) and (e) of this Agreement have been satisfied;

(d) Tax Opinion. Purchaser will have received an opinion of counsel to Purchaser, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Purchaser’s counsel may require and will be entitled to rely upon representations and covenants, including those contained in certificates of officers of Purchaser, the Company and others, reasonably satisfactory in form and substance to such counsel;

(e) Accruals and Reserves. The Company will have established any accruals and reserves described in Section 5.9;

(f) Director and Officer Resignations. Company will have procured and delivered to Purchaser the written resignations of each of the directors and executive officers of the Company and the Company Subsidiaries in form and substance reasonably acceptable to Purchaser (none of which resignations will prejudice or limit any rights such persons would otherwise have under any contract or benefit plan of the Company or any Company Subsidiary); and

(g) Dissenters Rights. The aggregate number of shares of Company Common Stock that are entitled to vote at the Special Meeting and are Dissenting Shares shall not exceed ten percent (10%) of the total number of issued and outstanding shares of Company Common Stock held of record as of the record date for the Special Meeting and entitled to vote on the Merger at such meeting.

6.3 Conditions to Obligations of All Parties. The obligation of each party to effect the transactions contemplated hereby will be subject to the fulfillment, at or prior to the Closing, of the following conditions:

(a) No Pending or Threatened Claims. No order, judgment or decree shall be outstanding against a party hereto or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any Governmental Entity seeking to restrain or prohibit the Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency (i) in which it is sought to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more of the parties hereto in connection with this Agreement and (ii) which Purchaser or the Company determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger;

(b) Regulatory Approvals. The Parties hereto will have received all applicable regulatory approvals for the consummation of the transactions contemplated herein and all waiting periods incidental to such approvals or notices given will have expired;

(c) Effective Registration Statement. The Registration Statement will have become effective and no stop order or other order suspending the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC or any other Governmental Entity;

(d) Shareholder Vote. The Company Shareholders will have approved of the transactions contemplated hereby by the applicable requisite vote; and

(e) NYSE Listing. The shares of Purchaser Common Stock that will be issued to the shareholders of the Company upon consummation of the Merger will have been authorized for listing on the NYSE, subject to official notice of issuance.

ARTICLE 7

TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Closing, as follows:

(a) By mutual consent in writing of the Parties;

(b) By Purchaser or Company:

(i) In the event the Closing has not occurred by January 31, 2007, unless the failure of the Closing to occur is due to the failure of the party seeking to terminate this Agreement to perform its obligations hereunder in a timely manner; provided, however, that, if Purchaser shall have filed all Regulatory Applications within 60 days of the date of this Agreement, and if the Closing does not occur solely because of a delay in the approval of any such application, then Purchaser may, by written notice to the Company, extend the date referenced in the first sentence of this Section 7.1(b) to March 31, 2007;

(ii) Upon denial of any Regulatory Approval necessary for the consummation of the Merger or the Bank Merger (or should such approval be conditioned upon a substantial deviation from the transactions contemplated); provided, however, that either Purchaser or the Company may, upon written notice to the other, extend the date set forth in Section 7.1(b)(i) for up to 60 days to appeal such denial or condition(s), provided that such appeal has been made within ten business days of the receipt thereof; provided, further, that no party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if such denial shall be due to the failure of that party to perform or observe the covenants and agreements of such party set forth herein; or

(iii) If the Company Shareholders do not approve this Agreement and the Merger at the Special Meeting or any adjournment thereof.

(c) By Purchaser:

(i) if the Company’s Board of Directors (a) fails to include in the Proxy Statement its recommendation without modification or qualification that the Company Shareholders approve this Agreement and the Merger, (b) approves or recommends or enters into any agreement with respect to any other Acquisition Proposal, (c) withdraws, modifies or qualifies its recommendation of this Agreement or the Merger in a manner adverse to the interests of Purchaser, (d) fails to call and convene the Special Meeting in accordance with Section 5.3, or (e) resolves to do any of the foregoing; or

(ii) if the Company has breached any representation, warranty or covenant contained in this Agreement, which breach would result in the nonfulfillment of one or more of the conditions to the obligations of Purchaser set forth in Section 6.2, Purchaser has notified the Company of the breach, and either such breach is incapable of being cured or, if capable of being cured, has not been cured within 15 days after the notice of breach.

(d) By the Company:

(i) if Purchaser has breached any representation, warranty or covenant contained in this Agreement, which breach would result in the nonfulfillment of one or more of the conditions to the obligations of the Company set forth in Section 6.1, the Company has notified Purchaser of the breach, and either such breach is incapable of being cured or, if capable of being cured, has not been cured within 15 days after the notice of breach; or

(ii) if, after it has received a Superior Proposal in compliance with Section 5.4 and otherwise complied with all of its obligations under Section 5.4, the Company’s Board of Directors determines in good faith to terminate this Agreement, after concluding that such action is necessary to comply with its fiduciary duties to the Company Shareholders under applicable law.

7.2 Effect of Termination. In the event that this Agreement is terminated pursuant to Section 7.1, all further obligations of the parties under this Agreement, other than the provisions of Section 7.3, will terminate without further liability of any party to another; provided, however, that a termination under Section 7.1(b), (c) or (d) hereof will not relieve any party of any liability for a willful breach of this Agreement or for any misstatement or misrepresentation made hereunder prior to such termination, or be deemed to constitute a waiver of any available remedy for any such breach, misstatement or misrepresentation.

7.3 Termination Fee.

(a) Upon Termination. If (i) Purchaser terminates this Agreement pursuant to clause (i) of Section 7.1(c) or (ii) the Company terminates this Agreement pursuant to clause (ii) of Section 7.1(d), then, in either case, the Company will pay to Purchaser, within five business days of such termination, a fee, in cash, in an amount equal to 4% of the product of the number of shares of outstanding Company Common Stock as of the date of termination times the Per Share Cash Consideration (the “Termination Fee”).

(b) Upon Subsequent Transaction. If (i) this Agreement is terminated by either party pursuant to clause (iii) of Section 7.1(b), (ii) an Acquisition Proposal (other than by Purchaser) is pending at the time of the Special Meeting and (iii) with 12 months after the date of the Special Meeting, the Company consummates an Alternative Transaction, then Company will pay to Purchaser on demand an amount in cash equal to the Termination Fee; provided that no such amount will be payable to the extent that the Termination Fee was paid under Section 7.3(a).

ARTICLE 8

MISCELLANEOUS

8.1 Survival. The representations, warranties, covenants and agreements made in this Agreement or in any instrument, agreement, certificate or other document delivered pursuant to this Agreement will not survive the Closing or any termination of this Agreement except that (i) the provisions of Sections 1.9, 1.10, 5.5, 5.13, 5.16 and 5.17 will survive the Closing, (ii) Section 7.2 and Section 7.3 will survive any termination of this Agreement and (iii) the provisions of this Article 8 will survive the Closing and any termination of this Agreement

8.2 Notices. All notices and other communications required or permitted hereunder will be in writing and will be sent by facsimile, hand delivery or reputable overnight courier. The facsimile numbers and addresses of the parties set forth below will be used for the delivery of notices unless and until a party changes its facsimile number or address for such purposes by notice to the other parties. Each such notice or other communication will be effective (i) if given by facsimile, when transmission of the facsimile is confirmed by the sender’s facsimile machine, (ii) if given by reputable overnight courier, one business day after being delivered to the courier or (iii) if given by any other means, when actually received.

If to the Company:	Laurel Capital Group, Inc.
2427 Harts Run Road
Allison Park, Pennsylvania 15101
Fax: (412) 487-1259
Attn: Edwin R. Maus

With a copy to:	Elias Matz Tiernan & Herrick L.L.P.
734 15th Street, N.W.
12th Floor
Washington, D.C. 20005
Fax: (202) 347-2172
Attn: Philip Ross Bevan

If to Purchaser:	First Commonwealth Financial Corporation
22 North Sixth Street
Indiana, Pennsylvania 15701
Fax: (724) 464-1112
Attn: John J. Dolan

With a copy to:	Sherman & Howard L.L.C.
633 Seventeenth Street, Suite 3000
Denver, Colorado 80202
Fax: (303) 298-0940
Attn: Matthew C. Tomb

or to such other address as any party hereto may hereafter designate to the other parties in writing.

8.3 Jurisdiction; Venue. Each of the parties hereto (i) agrees that any legal action or proceeding with respect to any dispute that arises out of this Agreement or any of the transactions contemplated hereby will be brought in the state or federal courts of appropriate subject matter jurisdiction in Pittsburgh, Pennsylvania and (ii) hereby submits itself to the exclusive personal jurisdiction of such courts. Each party waives any objection to venue in any such court.

8.4 Amendments and Supplements. At any time prior to the Closing Date, this Agreement may be amended or supplemented by a written instrument signed by Purchaser and Company; provided that, after the adoption of this Agreement by the Company Shareholders, without the affirmative vote of the holders of shares of Company Common Stock representing a majority of the votes that may be cast by the holders of all then outstanding shares of Company Common Stock, Company will not enter into any amendment to this Agreement that would alter or change any of the terms and conditions of this Agreement if such alteration or change would materially adversely affect the holders of shares of Company Common Stock

8.5 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to any choice of law or conflict of laws rule or provision that would cause the application of the domestic substantive laws of any other jurisdiction.

8.6 Entire Agreement, Assignability, Etc. This Agreement (i) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the transactions and matters contemplated hereby, (ii) is not intended to confer any right or remedies upon any Person other than the parties hereto, the Company Shareholders and other than with respect to the covenants and agreements set forth in Sections 5.5, 5.16 and 5.17, and (iii) will not be assignable by either party without the prior written consent of the other party.

8.7 Exclusivity of Representations. The Company has not and will not be deemed to have made to Purchaser any representation or warranty other than as expressly made by the Company in Article 3. Purchaser has not and will not be deemed to have made to the Company any representation or warranty other than as expressly made by Purchaser in Article 2.

8.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original but all of which together will constitute but one and the same instrument. The signatures of the parties on this Agreement may be delivered by facsimile and any such facsimile signature will be deemed an original.

8.9 Publicity. Promptly following the execution of this Agreement, Company and Purchaser will issue a joint press release announcing the transactions contemplated hereby, which will be reasonably acceptable to the Company and Purchaser. Following that release and prior to the consummation of the Merger, except as required by law or any listing agreement with a securities exchange or Nasdaq Stock Market, neither the Company nor Purchaser nor any Subsidiary of the Company or Purchaser will, with respect to the transactions contemplated hereby, issue any press release or make any public statements or mail any communications or letters to their respective shareholders generally, except with the prior approval of the other party or as otherwise permitted by this Agreement. With respect to any communication believed to be required by law or any listing agreement with a securities exchange, the party making such communication agrees to use its best efforts to provide a copy of the text of such communication to the other party prior to its release and to afford the other party a reasonable opportunity to comment thereon.

8.10 Headings; Terms. The section headings contained in this Agreement are for convenience only and will not affect in any way the meaning or interpretation of this Agreement. Defined terms will have the meanings specified, applicable to both singular and plural forms, for all purposes of this Agreement. All pronouns (and any variation) will be deemed to refer to the masculine, feminine or neuter, as the identity of the Person may require. The singular or plural includes the other, as the context requires or permits. The word include (and any variation) is used in an illustrative sense rather than a limiting sense. The word “day” means a calendar day, unless a business day is specified. All references to “Sections” are to sections of this Agreement unless indicated otherwise.

8.11 Severability. The invalidity or unenforceability of any term or provision of this Agreement will not affect the validity or enforceability of the remaining terms and provisions hereof.

8.12 Waivers. No waiver by either party of any default, misrepresentation or breach of warranty or covenant hereunder will be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence, and no waiver will be effective unless set forth in writing and signed by the party against whom such waiver is asserted.

8.13 Payment of Expenses. Whether or not the transactions contemplated by this Agreement are consummated, Purchaser and the Company will each pay its own fees and expenses (including, without limitation, legal fees and expenses) incurred by it in connection with the transactions contemplated hereunder.

8.14 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring a party by virtue of the authorship of any of the provisions of this Agreement.

8.15 Remedies Cumulative. All remedies provided in this Agreement, by law, equity or otherwise, will be cumulative and not alternative.

[Signature page follows.]

IN WITNESS WHEREOF, each of the Parties hereto has duly executed and delivered this Agreement as of the date first written above.

First Commonwealth Financial Corporation

By:	/s/ JOSEPH E. O’DELL
Name:	Joseph E. O’Dell
Title:	President and Chief Executive Officer

Laurel Capital Group, Inc.

By:	/s/ EDWIN R. MAUS
Name:	Edwin R. Maus
Title:	President and Chief Executive Officer

Exhibit A

Definitions

“Acquisition Proposal” means any tender offer, agreement, understanding or other proposal of any nature pursuant to which any Person, other than Purchaser or a Purchaser Subsidiary, would directly or indirectly engage in an Alternative Transaction.

“Advisory Board” is defined in Section 5.13.

“Affiliate” means, as to a designated Person, another Person that controls, is controlled by or is under common control with the designated Person, and “control” means the power, directly or indirectly, by stock ownership, contract, family relationship, employment, position or otherwise, to significantly influence the business decisions of another Person.

“Aggregate Cash Consideration” shall equal (x) the product of $28.25 multiplied by 30% of the number of shares of Company Common Stock outstanding as of the date of this Agreement, calculated on a Fully Diluted Basis (as defined below), then (y) reduced by the aggregate amount of cash paid or to be paid by the Company for the cancellation of Company Options pursuant to Section 1.8 of this Agreement. For purposes of this calculation, “Fully Diluted Basis” shall mean all outstanding shares of Company Common Stock, excluding shares of Company Common Stock held in treasury, and including shares of Company Common Stock that would be issued upon the exercise of all Company Options outstanding as of the date of this Agreement.

“Agreement” is defined in the first paragraph.

“Alternative Transaction” means a transaction or series of transactions in which any Person, other than Purchaser or a Purchaser Subsidiary, merges or consolidates with or into the Company or Laurel Savings, acquires substantially all of the assets of the Company or Laurel Savings, or acquires beneficial ownership (determined pursuant to Rule 13d-3 of the Exchange Act) of at least a majority of the total voting power of the Company or Laurel Savings.

“Anti-Money Laundering Laws” is defined in Section 3.13(c).

“Average Closing Price” means the average closing price of the Purchaser Common Stock on the NYSE for the ten trading days ending with the trading day immediately prior to the later of (i) the date on which Purchaser receives written notice from a Regulatory Agency that the final Regulatory Approval has been obtained without the imposition of any condition of the type described in Section 5.1 or (ii) the date all statutory waiting periods relating to any Regulatory Approval have expired, provided, that if Purchaser enters into a definitive agreement with a third party providing for the acquisition by such third party of (x) substantially all of the assets of Purchaser or (y) at least a majority of the outstanding shares of Purchaser Common Stock, then the Average Closing Price will be calculated using the average closing price of the Purchaser Common Stock on the NYSE for the ten trading days ending with the last trading day preceding the date on which such acquisition is first publicly announced.

“Bank Merger” is defined in the Recitals.

“Bank Merger Agreement” is defined in the Recitals.

“BHCA” is defined in Section 2.1.

“Book-Entry Shares” is defined in Section 1.9(d).

“Cash Election Shares” is defined in Section 1.9(c).

“Claims” is defined in Section 5.16(a).

“Closing Date” is defined in Section 1.12.

“Closing” is defined in Section 1.12.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the first paragraph.

“Company Benefit Plan” means each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to at any time since June 30, 2001 by the Company or any ERISA Affiliate of the Company , for the benefit of any employee, director or former employee or director of the Company or any ERISA Affiliate including any such type of plan established, maintained or contributed to under the laws of any foreign country.

“Company Common Stock” is defined in the Recitals.

“Company Contract” is defined in Section 3.8(a).

“Company Disclosure Schedule” is defined in the introductory paragraph of Article 3.

“Company Reports” is defined in Section 3.5(b).

“Company Option” is defined in Section 1.8.

“Company Option Plan” means, individually and collectively, the Employee Stock Compensation Program, the 1993 Key Employee Stock Compensation Program, the 1993 Directors’ Stock Option Plan, the 1996 Stock Option Plan and the 2000 Stock Option Plan.

“Company Shareholders” means the holders of Company Common Stock.

“Company Subsidiary” means any direct or indirect subsidiary of the Company, whether consolidated or unconsolidated.

“Continuing Employees” is defined in Section 5.5(a).

“Costs” is defined in Section 5.16(a).

“Dissenting Shares” is defined in Section 1.11.

“Dissenting Shareholder” is defined in Section 1.11.

“Effective Time” is defined in Section 1.2.

“Election Deadline” is defined in Section 1.9(d).

“Election Form” is defined in Section 1.9(b).

“Election Form Record Date” is defined in Section 1.9(b).

“Environmental Regulations” means all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items of all governmental entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment.

“ERISA Affiliate” means, with respect to any entity, any entity that is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes the first entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” is defined in Section 1.9(a).

“Exchange Ratio” means the ratio calculated by dividing (x) the Per Share Cash Consideration by (y) the Average Closing Price and rounding the resulting number to three decimal places.

“FCB” is defined in the Recitals.

“FDIC” is defined in Section 2.1(b).

“FRB” is defined in Section 2.1(a).

“GAAP” is defined in Section 2.5(a).

“Governmental Entity” means (i) any federal, state, local, municipal or foreign government, (ii) any governmental, quasi-governmental authority or body exercising or entitled to exercise, any governmentally-derived administrative, executive, judicial, legislative, police, regulatory or taxing authority, or (iii) any self-regulatory organization, administrative or regulatory agency, commission or authority, including, without limitation, the Regulatory Agencies listed in Sections 2.5(b) and 3.5(b).

“Hazardous Materials” means any substance the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance, order, action, policy or common law or which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Parties” is defined in Section 5.16(a).

“Intellectual Property Rights” is defined in Section 3.11.

“Internal Controls” is defined in Sections 2.5(d) and 3.5(d).

“JMS” is defined in Section 3.16.

“Knowledge” means, with respect to any Person, the actual knowledge of such Person (or in the case of an entity, such Person’s executive officers) after a reasonable inquiry.

“Laurel Savings” is defined in the Recitals.

“Law” means any and all statutes, laws, ordinances, rules, regulations, orders, permits, judgments, injunctions, decrees, case law and other rules of law enacted, promulgated or issued by any Governmental Entity.

“Leases” is defined in Section 3.11(b).

“Lien” means any security interest, mortgage, pledge, hypothecation, charge, claim, option, right to acquire, adverse interest, assignment, deposit arrangement, encumbrance, restriction, lien (statutory or other), or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease involving substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction).

“Mailing Date” is defined in Section 1.9(b).

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, (i) materially adverse to the business, financial condition or results of operations of such Person, other than a change, effect, event, occurrence or state of facts resulting from (u) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (v) any change in GAAP or regulatory accounting principles, in each case which affects banks, savings banks or their holding companies generally, (x) changes in general economic conditions or interest rates affecting savings banks and banks generally, (y) expenses incurred in connection with the transactions contemplated hereby or (z) the effects of any action or omission taken pursuant to this Agreement or with the prior consent of the other party or (ii) which materially impairs the ability of such Person to consummate the transactions contemplated hereby.

“Merger” is defined in the Recitals.

“No-Election Shares” is defined in Section 1.9(c).

“NYSE” means the New York Stock Exchange.

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of such person’s business operations, consistent in nature and amount with past practices.

“PBCL” is defined in Section 1.1.

“PDB” is defined in Section 2.1(b).

“Per Share Cash Consideration” is defined in Section 1.3(a)(i).

“Person” means an individual and any corporation, partnership, trust, limited liability company, association, governmental authority or other entity.

“Proxy Statement/Prospectus” is defined in Section 5.2.

“Purchaser Common Stock” is defined in the Recitals.

“Purchaser” is defined in the first paragraph.

“Purchaser Reports” is defined in Section 2.5(a).

“Purchaser Subsidiary” means any direct or indirect subsidiary of Purchaser, whether consolidated or unconsolidated.

“Registration Statement” is defined in Section 5.2.

“Regulatory Agencies” is defined in Sections 2.5(b) and 3.5(b).

“Regulatory Applications” is defined in Section 5.1.

“Regulatory Approval” means all approvals required from any Governmental Entity for the consummation of the transactions contemplated by this Agreement, including, without limitation, the approvals of the FRB, FDIC and PDB described in Sections 2.5 and 3.5.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Meeting” is defined in Section 5.3.

“Stock Election Shares” has the meaning given to such term in Section 1.9(c).

“Subsequent Determination” is defined in Section 5.4(c).

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors, to be reasonably likely to result in a transaction that is more favorable to the Company Shareholders from a financial point of view than the transactions contemplated by this Agreement taking into account any delay and uncertainty in receipt of the consideration in the transaction.

“Surviving Corporation” is defined in the Recitals.

“Termination Fee” is defined in Section 7.3(a).

“Unlawful Gains” is defined in Section 3.14(c).

JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T    B A N K I N G

                    , 2006

Board of Directors

Laurel Capital Group, Inc.

ANNEX B

FAIRNESS OPINION OF JANNEY MONTGOMERY SCOTT LLC

JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T    B A N K I N G

Established 1832

                    , 2006

The Board of Directors

Laurel Capital Group, Inc.

2724 Harts Run Road

Allison Park, Pennsylvania 15101

Members of the Board:

Laurel Capital Group, Inc. (“Laurel”) and First Commonwealth Financial Corporation (“First Commonwealth”) have entered into an Agreement and Plan of Merger (“Merger Agreement”) providing for the merger of Laurel with and into First Commonwealth (the “Merger”). The proposed merger consideration is outlined in the Merger Agreement dated April 27, 2006. You have requested our opinion, as of the date hereof, whether the aggregate merger consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Laurel. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

Pursuant to the Merger Agreement, upon consummation of the Merger, each share of Laurel common stock will be converted into the right to receive, at the election of the shareholder, (a) cash in an amount equal to $28.25 per share, (b) a number of shares of First Commonwealth common stock (“First Commonwealth Common Stock”) equal to the exchange ratio, or (c) a combination thereof, subject to 30% of the number of Laurel’s shares outstanding being exchanged for cash (the “Merger Consideration”). The exchange ratio shall be calculated by dividing $28.25 by the average closing price of First Commonwealth Common Stock, which means the average closing price of First Commonwealth Common Stock on the New York Stock Exchange (“NYSE”) for the ten trading days ending with the trading day immediately prior to the later of (i) the date on which First Commonwealth receives written notice from a Regulatory Agency that the final Regulatory Approval has been obtained without the imposition of any condition of the type described in Section 5.1 of the Merger Agreement, or (ii) the date all statutory waiting periods relating to any Regulatory Approval have expired, provided, that if First Commonwealth enters into a definitive agreement with a third party providing for the acquisition by such third party of (x) substantially all of the assets of First Commonwealth or (y) at least a majority of the outstanding shares of First Commonwealth Common Stock, then the average closing price will be calculated using the average closing price of the First Commonwealth Common Stock on the NYSE for the ten trading days ending with the last trading day preceding the date on which such acquisition is first publicly announced.

Janney Montgomery Scott LLC, as part of its investment banking business, engages in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T    B A N K I N G

                    , 2006

Board of Directors

Laurel Capital Group, Inc.

In rendering our opinion, we have, among other things:

(a)	reviewed the historical financial performances, current financial positions and general prospects of Laurel and First Commonwealth;

(b)	considered the proposed financial terms of the Merger and have examined the projected consequences of the Merger with respect to, among other things, market value, earnings and tangible book value per share of First Commonwealth Common Stock;

(c)	to the extent deemed relevant, analyzed selected public information of certain other bank and thrift holding companies and compared Laurel and First Commonwealth from a financial point of view to these other bank and thrift holding companies;

(d)	reviewed the historical market price ranges and trading activity performance of the Common Stock of First Commonwealth;

(e)	reviewed publicly available information such as annual reports, SEC filings and research reports;

(f)	compared the terms of the Merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available;

(g)	discussed with certain members of senior management of Laurel and First Commonwealth the strategic aspects of the Merger, including the estimated cost savings resulting from the Merger;

(h)	reviewed the Merger Agreement; and

(i)	performed such other analyses and examinations as we deemed necessary.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Laurel or First Commonwealth or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Laurel and First Commonwealth that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Laurel or First Commonwealth or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make any independent evaluation of the adequacy of the allowance for loan losses of Laurel or First Commonwealth or any of their respective subsidiaries nor have we reviewed any individual credit files and have assumed that the respective allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to financial projections, Laurel’s and First Commonwealth’s management have confirmed to us that they reflect the best currently available estimates and judgements of such management of the future financial performance of Laurel and First Commonwealth, respectively, and we have assumed that such performance will be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no change in Laurel’s or First Commonwealth’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Laurel and First Commonwealth will remain as going

JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T    B A N K I N G

                    , 2006

Board of Directors

Laurel Capital Group, Inc.

concerns for all periods relevant to our analysis, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent to the Merger Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. With your consent, we have relied on the advice that Laurel has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement.

In rendering our opinion, we have assumed that in connection with obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger. Our opinion is necessarily rendered on the basis of market, economic and other conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Laurel and First Commonwealth as they exist and are known to us on the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. Furthermore, this opinion does not represent our opinion as to what the value of First Commonwealth may be when the First Commonwealth Common Stock is issued to Laurel shareholders upon consummation of the Merger or the prices at which First Commonwealth’s or Laurel’s common stock may trade at any time. In addition, we express no recommendation as to how the shareholders of Laurel should vote at the shareholders meeting held in connection with the Merger.

We have acted as Laurel’s financial advisor in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon consummation of the Merger. Laurel has agreed to indemnify us for certain liabilities arising out of rendering this opinion. In addition, we have in the past provided certain investment banking services to First Commonwealth and have received compensation for such services and may provide, and receive compensation for, such services in the future. Furthermore, in the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Laurel or First Commonwealth for our own account or for the accounts of our customers.

Our opinion is directed to the Board of Directors of Laurel in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Laurel as to how such shareholder should vote when considering the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the Laurel shareholders and does not address the underlying business decision of Laurel to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Laurel or the effect of any other transaction in which Laurel might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or any other document, nor shall this opinion be used for any other purposes, without our prior written consent.

On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof, the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Laurel.

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC

ANNEX C

PENNSYLVANIA APPRAISAL RIGHTS STATUTE

PENNSYLVANIA BUSINESS CORPORATION LAW OF 1988

SUBCHAPTER D.—DISSENTERS RIGHTS

AND SECTION 1930.—DISSENTERS RIGHTS

§ 1571. Application and effect of subchapter.

(a) General rule. Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 1906(c) (relating to dissenters rights upon special treatment).

Section 1930 (relating to dissenters rights).

Section 1931(d) (relating to dissenters rights in share exchanges).

Section 1932(c) (relating to dissenters rights in asset transfers).

Section 1952(d) (relating to dissenters rights in division).

Section 1962(c) (relating to dissenters rights in conversion).

Section 2104(b) (relating to procedure).

Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

Section 2325(b) (relating to minimum vote requirement).

Section 2704(c) (relating to dissenters rights upon election).

Section 2705(d) (relating to dissenters rights upon renewal of election).

Section 2904(b) (relating to procedure).

Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

Section 7104(b)(3) (relating to procedure).

(b) Exceptions.

(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii) held beneficially or of record by more than 2,000 persons.

(2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) (Repealed.)

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters rights. The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

(d) Notice of dissenters rights. Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e) Other statutes. The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective. This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership. For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references. See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

§ 1572. Definitions.

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purpose of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.” A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.” Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.” A shareholder as defined in section 1103 (relating to definitions), or an ultimate beneficial owner of shares, including, without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

§ 1573. Record and beneficial holders and owners.

(a) Record holders of shares. A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares. A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

§ 1574. Notice of intention to dissent.

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

§ 1575. Notice to demand payment.

(a) General rule. If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

(b) Time for receipt of demand for payment. The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

§ 1576. Failure to comply with notice to demand payment, etc.

(a) Effect of failure of shareholder to act. A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares. If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by shareholder. The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

§ 1577. Release of restrictions or payment for shares.

(a) Failure to effectuate corporate action. Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment. When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares. Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation’s estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment. If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

§ 1578. Estimate by dissenter of fair value of shares.

(a) General rule. If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate. Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

§ 1579. Valuation proceedings generally.

(a) General rule. Within 60 days after the latest of:

(1) effectuation of the proposed corporate action;

(2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters. All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c) Jurisdiction of the court. The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery. Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation’s failure to file application. If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

§ 1580. Costs and expenses of valuation proceedings.

(a) General rule. The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

§ 1930. Dissenters rights.

(a) General rule. If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

(b) Plans adopted by directors only. Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) or (4) (relating to adoption by board of directors).

(c) Cross references. See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Indemnification under the Registrant’s Bylaws. The Registrant’s Bylaws require the Registrant to indemnify its directors and officers against expenses and liabilities to the fullest extent permitted by law. Any director or officer who is made, or threatened to be made, a party to any claim, action, suit or proceeding by reason of such person being or having been a director or officer of the Registrant or a subsidiary of the Registrant, or by reason of the fact that such person is or was serving at the request of the Registrant as a director, officer, employee, fiduciary or other representative of another corporation or entity, will be entitled to indemnification. The Bylaws further provide that such indemnification is not exclusive of any other rights to which such individual may be entitled under the Bylaws, any agreement, charter provision, vote of shareholders or directors, or otherwise.

Indemnification under the PBCL. The Pennsylvania Business Corporation Law (“PBCL”) authorizes indemnification of a director or officer against expenses and liabilities if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification may be made only upon a determination that indemnification of the director or officer is proper under the circumstances because the director or officer has met this standard of care. The determination may be made:

(1) by the board of directors of the Registrant by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; or

(2) if such a quorum is not obtainable, or, if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

(3) by the Registrant’s shareholders.

Notwithstanding the above, to the extent that a director or officer has been successful on the merits or otherwise in defense of any action or proceeding, or in defense of any claim, issue or matter in any such action or proceeding, such person is entitled to indemnification against expenses (including attorneys’ fees) actually and reasonably incurred by in connection with the action or proceeding.

Limitation of Liability under the Registrant’s Bylaws. The Registrant’s Bylaws provide that no director or officer of the Registrant will be liable by reason of having been a director or officer of the Registrant if the person performs his or her duties in good faith and in a manner reasonably believed to be in the best interests of the Registrant. This standard will be satisfied if the person acted without self-dealing, willful misconduct or recklessness.

Directors’ and Officers’ Liability Insurance. The Registrant maintains directors’ and officers’ liability insurance with a $15 million limit per year. The Registrant pays annual premiums and expenses relating to the policy of approximately $271,140 per year.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of April 27, 2006 between First Commonwealth Financial Corporation and Laurel Capital Group, Inc. (included as Annex A to the Prospectus contained in this Registration Statement) (the Registrant agrees to furnish supplementally a copy of the schedules omitted from this Exhibit 2.1 to the Securities and Exchange Commission upon request)

5.1	Opinion of Tomb & Tomb

8.1	Opinion of Sherman & Howard L.L.C.

8.2	Opinion of Elias Matz Tiernan & Herrick L.L.P.

23.1	Consent of Ernst & Young LLP

23.2	Consent of S. R. Snodgrass, A.C.

23.3	Consent of KPMG LLP

23.4	Consent of Tomb & Tomb (included as part of Exhibit 5.1)

23.5	Consent of Sherman & Howard L.L.C. (included as part of Exhibit 8.1)

23.6	Consent of Elias Matz Tiernan & Herrick L.L.P. (included as part of Exhibit 8.2)

24.1	Power of Attorney (included as part of Signature pages)

99.1	Fairness Opinion of Janney Montgomery Scott LLC (included as Annex B to the Prospectus)

99.2	Form of Proxy Card for Laurel Capital Group, Inc.

99.3	Form of Election Form and Letter of Transmittal

99.4	Consent of Janney Montgomery Scott LLC

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (17 C.F.R. § 230.415), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the Borough of Indiana, Commonwealth of Pennsylvania, on June 22, 2006.

First Commonwealth Financial Corporation

By:	/s/ JOSEPH E. O’DELL
Name:	Joseph E. O’Dell
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints John J. Dolan and David R. Tomb, Jr., and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ JOSEPH E. O’DELL Joseph E. O’Dell	President, Chief Executive Officer and Director (Principal Executive Officer)	June 22, 2006

/s/ JOHN J. DOLAN John J. Dolan	Executive Vice President / Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 22, 2006

/s/ RAY T. CHARLEY Ray T. Charley	Director	June 22, 2006

Edward T. Cote	Director

/s/ JULIA E. TRIMARCHI CUCCARO Julia E. Trimarchi Cuccaro	Director	June 22, 2006

/s/ DAVID S. DAHLMANN David S. Dahlmann	Director	June 22, 2006

Johnston A. Glass	Director

Signature	Capacity	Date

/s/ DALE P. LATIMER Dale P. Latimer	Director	June 22, 2006

James W. Newill	Director

/s/ JOHN A. ROBERTSHAW, JR. John A. Robertshaw, Jr.	Director	June 22, 2006

/s/ LAURIE S. SINGER Laurie S. Singer	Director	June 22, 2006

/s/ DAVID R. TOMB, JR. David R. Tomb, Jr.	Director	June 22, 2006

Robert A. Ventura	Director

EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of April 27, 2006 between First Commonwealth Financial Corporation and Laurel Capital Group (included as Annex A to the Prospectus contained in this Registration Statement) (the Registrant agrees to furnish supplementally a copy of the schedules omitted from this Exhibit 2.1 to the Securities and Exchange Commission upon request)

5.1	Opinion of Tomb & Tomb

8.1	Opinion of Sherman & Howard L.L.C.

8.2	Opinion of Elias Matz Tiernan & Herrick L.L.P.

23.1	Consent of Ernst & Young LLP

23.2	Consent of S. R. Snodgrass, A.C.

23.3	Consent of KPMG LLP

23.4	Consent of Tomb & Tomb (included as part of Exhibit 5.1)

23.5	Consent of Sherman & Howard L.L.C. (included as part of Exhibit 8.1)

23.6	Consent of Elias Matz Tiernan & Herrick L.L.P. (included as part of Exhibit 8.2)

24.1	Power of Attorney (included as part of Signature pages)

99.1	Fairness Opinion of Janney Montgomery Scott LLC (included as Annex B to the Prospectus)

99.2	Form of Proxy Card for Laurel Capital Group, Inc.

99.3	Form of Election Form and Letter of Transmittal

99.4	Consent of Janney Montgomery Scott LLC